STOCK YARDS BANCORP, INC.

2022 ANNUAL REPORT

SELECTED CONSOLIDATED FINANCIAL DATA

As of and for the years ended December 31,

(dollars in thousands, except per share data)	2022	2021	2020	2019	2018
RESULTS OF OPERATIONS					
Net interest income	$ 233,383	$ 171,074	$ 135,921	$ 125,348	$ 114,575
Provision for credit losses	10,257	(753)	18,418	1,000	2,705
Non-interest income	89,149	65,850	51,899	49,428	45,066
Non-interest expenses	191,791	142,280	101,659	98,116	89,388
Net income	92,972	74,645	58,869	66,067	55,517
Diluted earnings per share	3.21	2.97	2.59	2.89	2.42
Cash dividends declared per share	1.14	1.10	1.08	1.04	0.96
FINANCIAL CONDITION					
Total assets	$ 7,496,261	$ 6,646,025	$ 4,608,629	$ 3,724,197	$ 3,302,924
Total loans	5,205,918	4,169,303	3,531,596	2,845,016	2,548,171
Total deposits	6,391,252	5,787,514	3,988,634	3,133,938	2,794,356
Stockholders' equity	760,432	675,869	440,701	406,297	366,500
PERFORMANCE MEASURES					
Return on average assets	1.25 %	1.33 %	1.40 %	1.90 %	1.76 %
Return on average equity	12.58	13.02	14.01	17.09	16.00
Net interest margin, FTE	3.35	3.22	3.39	3.82	3.83
Efficiency ratio, FTE	59.30	59.94	54.06	56.07	55.89
Non-performing loans to total loans	0.29	0.18	0.37	0.42	0.13
Non-performing assets to total assets	0.21	0.22	0.29	0.34	0.13
Allowance for credit losses to total loans	1.41	1.29	1.47	0.94	1.00
Net (charge-offs) recoveries to avg loans	0.00	(0.16)	(0.05)	0.01	(0.08)

FTE - Fully Tax Equivalent



DIVIDENDS PER SHARE



TOTAL REVENUE (FTE)
(dollars in millions)



DILUTED EPS

A TRUSTED PARTNER, since 1904.



Ja Hillebrand
Chairman and Chief Executive Officer

To Our Shareholders

2022 was another year of significant growth and exceptional performance for Stock Yards Bancorp. Highlighted by a successful acquisition and the strongest year of organic loan growth in our history, we produced record earnings of $93 million, or $3.21 per diluted share compared to $75 million, or $2.97 per diluted share, in 2021. Fueled by growth across all four of our markets, we generated record levels of non-interest income while operational expenses remained well-controlled and credit quality continued to be strong.

Coming into the year, the integration of acquired customers and employees to the Stock Yards family was our top priority. I am pleased to report the integration exceeded expectations and played a significant role in our record results. Going into 2023, sitting back and resting on our laurels is not an option. Our focus will remain on the execution of our strategic plan that is centered on organic growth. This past year, we expanded our market presence in Louisville, neighboring Shelby County and Northern Kentucky and significantly increased our wealth management and trust assets

under management – positioning us as the largest bank-owned Trust company in Kentucky. While the completion of our second successful acquisition in under two years provides numerous growth opportunities, our focus remains on individual customer relationships and our community banking service model, which have been the cornerstones of our success and will remain the central tenets of our operating strategy.

Our loan growth in 2022 was stellar, with ending balances increasing by $1.0 billion, or 25%, over the past twelve months. Of this growth, I am most proud of our organic loan expansion, which totaled $529 million, or 13%, and was well diversified within all loan categories and across all markets. However, while we generated the strongest organic loan growth year in our history, we anticipate overall growth moderating towards historical averages in 2023, as we expect overall economic activity to slow given aggressive increases in rates by the Federal Reserve in 2022 and into 2023. Further, inclusive of the first quarter acquisition, ending deposit balances grew by $604 million, or 10%, over the past twelve months. Non-interest bearing deposits and interest bearing demand deposits represented $194 million and $410 million of the growth, respectively. However, we have not been immune to the industry-wide trend of deposit run-off, as rising interest rates and inflationary pressures have enticed depositors to move to higher-yielding alternatives. While I am pleased to say we are not witnessing fallout within our customer base, we do anticipate that deposit pricing will impact our net interest margin in 2023.

The growth of our diversified non-interest revenue streams continues to distinguish us from our peers and remains a strategic priority. During the year, we generated record non-interest revenue and significant organic

> *"Our focus will remain on the execution of our strategic plan that is centered on organic growth."*

growth within all four markets. Solid wealth management and trust fees, along with record treasury management and card income, headlined our best fee income year to date. Outstanding net new business growth in

> ***"While our past performance is no guarantee of future results, we remain optimistic about the opportunities for growth in the coming year, particularly with the groundwork we laid in 2022. "***

the Wealth Management and Trust area served to counter fixed income and equity market volatility, accelerating assets under management to $6.6 billion and generating $36 million of top line income. Debit and credit card income and treasury management fees also established new records, combining to contribute over $27 million in non-interest revenue, reflecting significant expansion of our customer base. We managed this record growth while once again holding operating expenses under control and in line with expectations.

Despite solid ongoing credit quality statistics, we recorded credit loss expense of $10 million in 2022, consistent with strong loan growth and an increase in the projected future unemployment forecast used in CECL allowance modeling. Having established credit loss reserves to total loans of 1.41% at year end, I feel we are currently well-positioned for a year shrouded with inflation and recession based uncertainty.

Near the end of the year, we published our inaugural Environmental, Social and Governance ("ESG") Corporate Responsibility Report. We believe it provides important information on our operations and management priorities. This report identifies ongoing practices and recent accomplishments in the areas of environmental risk and impact management, social responsibility, including diversity, equity and inclusion, and governance. We hold a strong commitment to developing and maintaining a solid ESG program, and this report allows us to give our stakeholders a transparent look into our best practices. As a testament to the strong culture and inclusive environment we strive to cultivate, in November of this year, we were recognized by American Banker as one of the "Best Banks to Work For," which evaluates employee satisfaction, as well as organizational policies and employee benefits. Based on these metrics, we were honored to be one of only 90 institutions in the entire country to make the list.

It was an honor to welcome Ms. Allison J. Donovan to our board of directors this past year. Ms. Donovan has extensive experience in banking and corporate law and is a great addition to our Board. Ms. Laura L. Wells, a former Commonwealth director, also joined our Board in March of this past year. Finally, I would like to express my gratitude to Mr. J. McCauley Brown for his board service, as he formally retires from our Board.

Our Board of Directors raised our quarterly cash dividend once again during 2022, representing the 15th such increase since 2012 and resulting in a cumulative increase of 118% over this period. While the dividend keeps increasing, the payout ratio was lower, as we continue to focus on growing capital levels after our recent mergers. In addition, for the 10-year period ended with 2022, I'm pleased to report the total shareholder return for Stock Yards Bancorp was 562% compared to a 252% increase for the KBW NASDAQ Bank Index.

I'm very excited to announce that in the fourth quarter we relocated our operations teams to a centralized back-office facility, creating tremendous operating efficiencies, career pathing and expanded camaraderie. In addition, our top-line revenue expansion will allow for us to continue to prudently invest in customer facing and back-office technology in 2023 and well into the future.

While our past performance is no guarantee of future results, we remain optimistic about the opportunities for growth in the coming year, particularly with the groundwork we laid in 2022. For Stock Yards, we know that getting "bigger" is not the ultimate goal. We want to continue getting "better." However, while being "bigger" allows for us to remain relevant into the distant future, we know that we cannot continue to return stellar results without maintaining extraordinary commitments to a high standard of community bank service.

On behalf of our board and senior management team, we also want to thank you, our loyal shareholders, as we could not have achieved this success without your continued support.

James A. (Ja) Hillebrand
Chairman & CEO of Stock Yards Bancorp, Inc.

STOCK YARDS BANCORP, INC.
BOARD OF DIRECTORS



James A. (Ja) Hillebrand
Chairman and
Chief Executive Officer
Stock Yards Bancorp, Inc. and
Stock Yards Bank & Trust



Stephen M. Priebe
Lead Independent Director
President
Hall Contracting of Kentucky



Shannon B. Arvin
President and
Chief Executive Officer
Keeneland



Paul J. Bickel III
President
U.S. Specialties



J. McCauley Brown
Retired Vice President
Brown-Forman Corporation



Allison J. Donovan
Member Attorney
Stoll Keenon Ogden



David P. Heintzman
Retired Chief Executive Officer,
Stock Yards Bancorp, Inc. and
Stock Yards Bank & Trust



Carl G. Herde
Vice President / Finance
Kentucky Hospital Association



Richard A. Lechleiter
President
Catholic Education
Foundation of Louisville



Philip S. Poindexter
President
Stock Yards Bancorp, Inc. and
Stock Yards Bank & Trust



Edwin S. Saunier
President
Saunier Moving &
Storage, Inc.



John L. Schutte
Chief Executive Officer
GeriMed, Inc.



Kathy C. Thompson
Senior Executive Vice President
Stock Yards Bancorp, Inc. and
Stock Yards Bank & Trust



Laura L. Wells
Freelance Journalist

STOCK YARDS BANK & TRUST
EXECUTIVE OFFICERS



James A. (Ja) Hillebrand
Chairman and
Chief Executive Officer



Philip S. Poindexter
President



Kathy C. Thompson
Senior Executive Vice President
Wealth Management & Trust



Michael J. Croce
Executive Vice President
Retail Banking Group



William M. Dishman III
Executive Vice President
Chief Risk Officer



Michael V. Rehm
Executive Vice President
Chief Lending Officer



T. Clay Stinnett
Executive Vice President
Chief Financial Officer

SHAREHOLDER INFORMATION

Transfer Agent
The transfer agent for the common stock of Stock Yards Bancorp, Inc. is:

(FIRST CLASS / REGISTERED / CERTIFIED MAIL:)
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
(800) 368-5948

(COURIER SERVICES:)
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021

Automatic Dividend Reinvestment Service
The Company's automatic dividend reinvestment service enables stockholders to reinvest cash dividends in additional shares of Stock Yards Bancorp, Inc. stock. For additional information, please contact the Transfer Agent.

Mailing And Street Addresses
The mailing address for Stock Yards Bancorp, Inc. is:
P.O. Box 32890, Louisville, Kentucky 40232-2890.
The street address is:
1040 East Main Street, Louisville, Kentucky 40206.

Internet Address
The internet address for Stock Yards Bancorp, Inc. is www.syb.com. Please visit the Investor Relations section of our web site for the following: Corporate Overview, Stock Information, SEC Filings, Financial Information and News and Market Data.

Common Stock
Stock Yards Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol "SYBT."

Forms 10-K And 10-Q
Stock Yards Bancorp, Inc.'s annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, can be found at www.syb.com (see "Investor Relations") or by writing, emailing or calling Customer Service - OnlineCustomerService@syb.com, (502) 582-2571.

LOUISVILLE - Corporate Center

1040 East Main Street   (502) 582-2571
Louisville, Kentucky 40206

INDIANAPOLIS - Regional Center

201 North Illinois Street, Suite 100   (317) 238-2800
Indianapolis, Indiana 46204

CINCINNATI - Regional Center

101 West Fourth Street   (513) 824-6100
Cincinnati, Ohio 45202

CENTRAL/EASTERN KENTUCKY - Regional Center

401 Main Street   (859) 349-5341
Paris, Kentucky 40361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-13661

STOCK YARDS BANCORP, INC.

STOCK YARDS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	**61-1137529**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1040 East Main Street, Louisville, Kentucky	**40206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (502) 582-2571

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, no par value	SYBT	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☒No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) was $1,670,011,989.

The number of shares of the registrant's Common Stock, no par value, outstanding as of January 31, 2023, was 29,261,261.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 27, 2023 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

The acronyms and abbreviations identified in alphabetical order below are used throughout this Annual Report on Form 10-K:

Acronym or Term	Definition	Acronym or Term	Definition	Acronym or Term	Definition
ACH	Automatic Clearing House	EVP	Executive Vice President	NIM	Net Interest Margin (FTE)
AFS	Available for Sale	FASB	Financial Accounting Standards Board	NPV	Net Present Value
APIC	Additional paid-in capital	FDIC	Federal Deposit Insurance Corporation	Net Interest Spread	Net Interest Spread (FTE)
ACL	Allowance for Credit Losses	FFP	Federal Funds Purchased	NM	Not Meaningful
AOCI	Accumulated Other Comprehensive Income	FFS	Federal Funds Sold	OAEM	Other Assets Especially Mentioned
ASC	Accounting Standards Codification	FFTR	Federal Funds Target Rate	OREO	Other Real Estate Owned
ASU	Accounting Standards Update	FHA	Federal Housing Authority	PPP	SBA Paycheck Protection Program
ATM	Automated Teller Machine	FHC	Financial Holding Company	PV	Present Value
AUM	Assets Under Management	FHLB	Federal Home Loan Bank of Cincinnati	PCD	Purchased Credit Deteriorated
Bancorp / the Company	Stock Yards Bancorp, Inc.	FHLMC	Federal Home Loan Mortgage Corporation	PD	Probability of Default
Bank / SYB	Stock Yards Bank & Trust Company	FICA	Federal Insurance Contributions Act	Prime	The Wall Street Journal Prime Interest Rate
BOLI	Bank Owned Life Insurance	FNMA	Federal National Mortgage Association	Provision	Provision for Credit Losses
BP	Basis Point - 1/100th of one percent	FRB	Federal Reserve Bank	PSU	Performance Stock Unit
C&D	Construction and Development	FTE	Fully Tax Equivalent	ROA	Return on Average Assets
Captive	SYB Insurance Company, Inc.	GAAP	United States Generally Accepted Accounting Principles	ROE	Return on Average Equity
C&I	Commercial and Industrial	GLBA	Gramm-Leach-Bliley Act	RSA	Restricted Stock Award
CB	Commonwealth Bancshares, Inc. and Commonwealth Bank & Trust Company	GNMA	Government National Mortgage Association	RSU	Restricted Stock Unit
CD	Certificate of Deposit	HELOC	Home Equity Line of Credit	SAB	Staff Accounting Bulletin
CDI	Core Deposit Intangible	HTM	Held to Maturity	SAR	Stock Appreciation Right
CECL	Current Expected Credit Loss (ASC-326)	ITM	Interactive Teller Machine	SBA	Small Business Administration
CEO	Chief Executive Officer	KB	Kentucky Bancshares, Inc. and Kentucky Bank	SEC	Securities and Exchange Commission
CFO	Chief Financial Officer	KSB	King Bancorp, Inc. and King Southern Bank	SOFR	Secured Overnight Financing Right
CLI	Customer list intangible	LGD	Loss Given Default	SSUAR	Securities Sold Under Agreements to Repurchase
CRA	Community Reinvestment Act	LFA	Landmark Financial Advisors, LLC	SVP	Senior Vice President
CRE	Commercial Real Estate	LIBOR	London Interbank Offered Rate	TBA	To Be Annouced
DCF	Discounted Cash Flow	Loans	Loans and Leases	TBOC	The Bank Oldham County
DTA	Deferred Tax Asset	MBS	Mortgage Backed Securities	TCE	Tangible Common Equity
DTL	Deferred Tax Liability	MSA	Metropolitan Statistical Area	TDR	Troubled Debt Restructuring
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act	MSRs	Mortgage Servicing Rights	TPS	Trust Preferred Securities
EPS	Earnings Per Share	NASDAQ	The NASDAQ Stock Market, LLC	VA	U.S. Department of Veterans Affairs
ETR	Effective Tax Rate	NCI	Non-controlling interest	WM&T	Wealth Management and Trust

PART I

Item 1.   **Business.**

Stock Yards Bancorp, Inc. ("Bancorp" or "the Company"), is a FHC headquartered in Louisville, Kentucky and is engaged in the business of banking through its wholly owned subsidiaries, Stock Yards Bank & Trust Company ("SYB" or "the Bank") and SYB Insurance Company, Inc. ("the Captive"). Bancorp, which was incorporated in 1988 in Kentucky, is registered with, and subject to supervision, regulation and examination by, the Board of Governors of the Federal Reserve System. As Bancorp has no significant operations of its own, its business is essentially that of SYB and the Captive. The operations of SYB and the Captive are fully reflected in the consolidated financial statements of Bancorp. Accordingly, references to "Bancorp" in this document may encompass both the holding company and its subsidiaries, however, it should be noted that the business of the Captive is immaterial to the overall results of operations and financial condition of Bancorp. All significant inter-company transactions and accounts have been eliminated in consolidation.

SYB, established in 1904, is a state-chartered non-member financial institution that provides services in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets through 73 full service banking center locations. The Bank is registered with, and subject to supervision, regulation and examination by the FDIC and the Kentucky Department of Financial Institutions.

The Captive, a wholly owned subsidiary of the Bancorp, is a Nevada-based captive insurance company that provides insurance against certain risks unique to operations of the Company and its subsidiaries for which insurance may not be currently available or economically feasible in today's insurance marketplace. The Captive pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. The Captive is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance. It has elected to be taxed under Section 831(b) of the Internal Revenue Code. Pursuant to Section 831(b), if gross premiums do not exceed $2,450,000, then the Captive is taxable solely on its investment income. The Captive is included in the Company's consolidated financial statements and its federal income tax return.

On March 7, 2022, Bancorp completed its acquisition of Commonwealth Bancshares, Inc. and its wholly owned subsidiary, Commonwealth Bank & Trust Company, collectively defined as "CB," a Louisville, Kentucky-based commercial bank and trust company, which operated 15 retail branches, including nine in Jefferson County, four in Shelby County, and two in Northern Kentucky. At the time of acquisition and net of purchase accounting adjustments, Commonwealth had $1.34 billion in assets, $632 million in loans, $247 million in investment securities and $1.12 billion in deposits in addition to maintaining a Wealth Management and Trust Department with total assets under management of approximately $2.65 billion. Bancorp acquired all outstanding common stock of Commonwealth Bancshares, Inc. in a combined stock and cash transaction that resulted in total consideration paid to Commonwealth Bancshares, Inc. shareholders of $168 million.

As a result of its acquisition of Commonwealth Bancshares, Inc. on March 7, 2022, Bancorp became the 100% successor owner of three unconsolidated Delaware trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS.

Also as a result of its acquisition of Commonwealth Bancshares, Inc., Bancorp acquired a 60% interest in Landmark Financial Advisors, LLC (LFA), which is based in Bowling Green, Kentucky and provides wealth management services. LFA is consolidated into the Company. The 40% non-controlling interest is presented within the consolidated financial statements and represents the interest in LFA not owned by Bancorp. Effective December 31, 2022, Bancorp's partial interest in LFA was sold, resulting in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the year ended December 31, 2022. This acquired line of business was not within the Company's geographic footprint and ultimately did not align with the Company's long-term strategic model. Net income related to LFA and attributable to Bancorp's 60% interest, excluding the pre-tax loss on disposition noted above, totaled $483,000 for the year ended December 31, 2022.

General Business Overview

As is the case with most banks, our primary revenue sources are net interest income and fee income from various financial services provided to customers. Net interest income is the difference between interest income earned on loans, investment securities and other interest earning assets less interest expense on deposit accounts and other interest bearing liabilities. Loan volume and interest rates earned on those loans are critical to overall profitability. Similarly, deposit volume is crucial to funding loans and rates paid on deposits directly impact profitability. New business volume is influenced by economic factors including market interest rates, business spending, consumer confidence and competitive conditions within the marketplace, as well as Bancorp's strong sales focus. Net interest income accounted for 72% of our total revenues, defined as net interest income plus non-interest income, for the years ended December 31, 2022, 2021 and 2020, respectively.

Fee income, or non-interest income, is a significant component of our business. Non-interest income represented 28% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, demonstrating the value of the diversified revenue streams created by our broad product offerings in addition to income provided by the principal banking activities described above. Our non-interest income is driven by WM&T activities, deposit service charges, debit and credit card services, treasury management services, mortgage banking services, brokerage services and other ancillary activities of the Bank. WM&T revenue, which is our largest source of non-interest income, constituted 41%, 42% and 45% of total non-interest income for the years ended December 31, 2022, 2021 and 2020, respectively. Despite continued growth in WM&T income, the decline in the percentage of non-interest income attributed to WM&T is due to the significant growth of other non-interest revenue streams through both organic business development and acquisition, as Bancorp continues to prioritize the pursuit and growth of diversified revenue streams.

Bancorp is divided into two reportable segments: Commercial Banking and WM&T:

> Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses in all its markets through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking and other banking services. The Bank also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

> WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

For further discussion regarding our business, see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Our Business Strategy

Our strategy focuses on building strong relationships with our customers, employees and communities, while maintaining disciplined underwriting standards and a commitment to operational efficiency. By leveraging our comprehensive suite of products and services, we strive to continue expanding our footprint in our home market of Louisville, Kentucky while also cultivating attractive growth opportunities in our other markets of central, eastern and northern Kentucky, Indianapolis, Indiana and Cincinnati, Ohio, and opportunistically pursuing acquisitions.

Key components of our strategy include the following:

> *Continue to focus on customer relationships and our community banking model* – We believe that our reputation, expertise and relationship-based approach to banking enables us to establish long-lasting, full-service customer relationships. We look to leverage our relationships with existing customers by offering a wide range of products and services that are tailored to their needs and financial goals. Attracting and retaining high-quality relationship managers and providing them with the tools necessary for success is crucial to maintaining and strengthening the relationships we have with both existing and prospective customers.

Focusing on these relationships and our community banking model has been essential to the success of our recent acquisitions. With the completion of the CB acquisition in 2022 and the KB acquisition in 2021, we have been able to establish ourselves in markets that provide significant opportunities for growth. Our commitment to fostering both new and existing relationships, along with continued investment in the communities we serve, has helped us overcome the challenges associated with entering new markets and has allowed us to realize the significant benefits of strategic acquisitions.

Continue to grow and pursue diversified revenue streams – WM&T revenue distinguishes us from other community banks of similar asset size and continues to provide us with a strong competitive advantage. We have also seen significant growth in other non-interest revenue sources in recent years, particularly treasury management services and debit/credit card services. We believe these services, along with our other non-interest revenue sources, such as mortgage banking, brokerage services and other ancillary activities, provide the diversity necessary to weather the ups and downs of business cycles and provide the financial solutions our customers and communities desire.

Maintain focus on organic growth while capitalizing on strategic acquisitions – Our strategy has been to pursue attractive, organic growth opportunities within our existing markets and enter new markets that align with our business model and strategic plans. We believe we can increase our presence in our existing markets and broaden our footprint in attractive markets adjacent and complementary to our current markets by expansion of our branch network and opportunistically pursuing acquisitions.

The acquisition of KB during the second quarter of 2021 expanded our footprint into the new markets of central and eastern Kentucky, providing broader product offerings, increased lending capabilities and a larger branch delivery system to our customers in these markets. Our expansion into these new markets has provided solid growth opportunities and a larger platform for future expansion.

Our acquisition of CB in the first quarter of 2022 has helped build upon our market share in our home market of Louisville, Kentucky, while also expanding our presence in neighboring Shelby County, Kentucky, as well as northern Kentucky, providing a natural geographic connection between Louisville and the newly entered central and eastern Kentucky markets noted above. Additionally, the acquisition significantly bolstered our wealth management capabilities and created the largest bank-owned trust company in the state of Kentucky.

Continue to manage costs and improve efficiency – We believe that conservative cost management and a focus on operational efficiency is critical to our success. We continuously manage our cost structure and refine our internal processes and technology to create further efficiencies with the goal of enhancing our earnings.

Our efficiency ratio (FTE) for the years ended December 31, 2022, 2021 and 2020 was 59.30%, 59.94% and 54.06%, respectively, with the elevated ratios in 2022 and 2021 being attributed to merger-related expenses stemming from the CB and KB acquisitions.

However, Bancorp also considers an adjusted efficiency ratio, which eliminates net gains (losses) on sales and calls of investment securities, as well as net gains (losses) on sales of acquired premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses. Bancorp's adjusted efficiency ratio (FTE) for the years ended December 31, 2022, 2021 and 2020 was 53.62%, 51.77% and 52.42%. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Human Capital Resources

Attracting and retaining talented employees is key to our ability to execute our strategy and compete effectively. Bancorp values the unique combination of talents and experiences each employee contributes towards our success and strives to provide an environment that promotes the personal well-being and career development of our employees. We are proud to be an Equal Opportunity Employer and enforce those values throughout the organization. We prohibit discrimination in hiring or advancement against any individual on the basis of race, color, religion, gender, sex, national origin, age, marital status, pregnancy, mental disability, genetics, veteran status, sexual orientation, or any other characteristic protected by applicable law.

At December 31, 2022, the Bank had 1,040 full-time equivalent employees. Approximately 67% of Bancorp's employees are located in the home market of Louisville, Kentucky, while 22%, 6% and 5% are located the Central Kentucky, Indianapolis, Indiana and Cincinnati, Ohio markets, respectively. None of Bancorp's employees are subject to a collective bargaining agreement and Bancorp has never experienced a work stoppage.

Management of Bancorp strives to be an employer of choice and considers the relationship with employees to be good. In addition to competitive pay, employees of the Bank have access to a number of employee benefits and career development opportunities, including:

- A defined contribution and stock ownership plan with considerable company match;
- medical, dental and vision plans, as well as flexible spending and health savings accounts;
- fully-funded wellness programs that reward employees for healthy behaviors in addition to mental health benefits that allow 24/7 access to counselors for a wide range of needs;
- bank-paid life insurance in addition to a variety of other voluntary insurance plans;
- short-term and long-term disability plans;
- an employee assistance program;
- merit-based bonus pay;
- generous paid time-off policies;
- guidance for wealth management and estate planning;
- employee recognition and reward programs;
- a management training program;
- access to American Institute of Banking training courses;
- access to Bank Administration Institute learning and development content, as well as access to a professional skills library; and
- access to the Kentucky Bankers Association's and other general banking schools.

As a testament to the strong culture, inclusive environment and numerous benefits Bancorp is committed to providing its employees, in November of 2022, we were recognized by American Banker as one of the "Best Banks to Work For," which evaluates employee satisfaction, as well as the policies and employee benefits of each institution. We were honored to be one of only 90 institutions in the country to make the list for 2022.

Further, during the fourth quarter of 2022, we published our inaugural Environmental, Social and Governance (ESG) Corporate Responsibility report. We believe it provides important information on our operations and insight to management's priorities. The report identifies ongoing practices and recent accomplishments in the areas of environmental risk and impact management, social responsibility, including diversity, equity and inclusion, and governance. This report is accessible on Bancorp's web site at http://www.syb.com.

Executive Officers

Name and Age of Executive Officer	Position and Offices with Bancorp and/or the Bank
James A. Hillebrand Age 54	Chairman and CEO of Bancorp and SYB
Philip S. Poindexter Age 56	President of Bancorp and SYB; Director of Bancorp and SYB
T. Clay Stinnett Age 49	EVP, Treasurer and CFO of Bancorp and SYB
Michael J. Croce Age 53	EVP and Director of Retail Banking of SYB
William M. Dishman III Age 59	EVP and Chief Risk Officer of SYB
Michael V. Rehm Age 58	EVP and Chief Lending Officer of SYB
Kathy C. Thompson Age 61	Senior EVP and Director of WM&T Division of SYB; Director of Bancorp and SYB

See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" for information regarding Bancorp's executive officers.

Competition

The Bank encounters competition in its markets in originating loans, attracting deposits, and selling other banking related financial services. The deregulation of the banking industry, the ability to create financial services holding companies to engage in a wide range of financial services other than banking and the widespread enactment of state laws that permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial institutions. In one or more aspects of the Bank's business, the Bank competes with local and regional retail and commercial banks, other savings banks, credit unions, finance companies and mortgage companies operating in Kentucky, Indiana and Ohio. Some of the Bank's competitors are not subject to the same degree of regulatory review and restrictions that apply to Bancorp and the Bank. Many of the Bank's primary competitors, some of which are affiliated with large bank holding companies or other larger financial-based institutions, have substantially greater resources, larger established client bases, higher lending limits, more extensive banking center networks, numerous ATMs or ITMs, and greater advertising and marketing budgets. They may also offer services that the Bank does not currently provide. It is anticipated that competition from both bank and non-bank entities will continue to remain strong in the foreseeable future.

The Bank believes that an emphasis on highly personalized service tailored to individual client needs, together with the local character of the Bank's business and its "community bank" management philosophy will continue to enhance the Bank's ability to compete successfully in its markets.

Supervision and Regulation

Bank holding companies and commercial banks are extensively regulated under both federal and state laws. Changes in applicable laws or regulations may have a material effect on the business and prospects of Bancorp.

Bancorp, as a registered bank holding company, is subject to the supervision of and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956. In addition, Bancorp is subject to the provisions of Kentucky's banking laws regulating bank acquisitions and certain activities of controlling bank shareholders.

Kentucky and federal banking statutes delineate permissible activities for Kentucky state-chartered banks. Kentucky's statutes, however, contain a super parity provision for Kentucky chartered banks having one of the top two ratings in its most recent regulatory examination. This provision allows these state banks to engage in any banking activity in which a national bank, a state bank operating in any other state, or a federally chartered thrift could engage. The bank must first obtain a legal opinion specifying the statutory or regulatory provisions that permit the activity.

The Bank is subject to the supervision of the Kentucky Department of Financial Institutions and the FDIC. The FDIC insures the deposits of the Bank to the current maximum of $250,000 per depositor.

The GLB Act allows for affiliations among banks, securities firms and insurance companies by means of FHC. The GLB Act requires that, at the time of establishment of an FHC, all depository institutions within that corporate group must be "well-managed" and "well-capitalized" and must have received a rating of "satisfactory" or better under its most recent CRA examination. Further, non-banking financial firms (for example an insurance company or securities firm) may establish a FHC and acquire a depository institution. While the distinction between banks and non-banking financial firms is blurred, the GLB Act makes it less cumbersome for banks to offer services "financial in nature" but beyond traditional commercial banking activities. Likewise, non-banking financial firms may find it easier to offer services that had, heretofore, been provided primarily by depository institutions. In 2012, management of Bancorp elected to become and became a FHC.

The Dodd-Frank Act was signed into law in 2010 and generally was effective the day after it was signed into law, but different effective dates apply to specific sections of the law. The extensive and complex legislation contained many provisions affecting the banking industry, including but not limited to:

- Creation of a Bureau of Consumer Financial Protection overseeing banks with assets totaling $10 billion or greater while writing and maintaining several regulations that apply to all banks,
- Determination of debit card interchange rates by the Federal Reserve Board,
- New regulation over derivative instruments,
- Phase outs of certain forms of trust preferred debt and hybrid instruments previously included as bank capital, and
- Increases to FDIC deposit coverage, revised calculations for assessing bank premiums, and numerous other provisions affecting financial institution regulation, oversight of certain non-banking organizations, and improved depositor protection.

The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low and moderate income individuals and communities. Depository institutions are periodically examined for compliance with the CRA, and banking regulators take into account CRA ratings when considering approval of certain applications. An unsatisfactory CRA rating could, among other things, result in the denial or delay of corporate applications filed by Bancorp or the Bank for proposed activities such as branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company.

The federal banking regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is conveyed to outside vendors. The Bank is also subject to regulatory guidelines establishing standards for safeguarding customer information. These guidelines describe the federal banking agencies' expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities.

The Bank is subject to the Bank Secrecy Act and the USA Patriot Act. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Bancorp and the Bank are subject to capital regulations in accordance with Basel III, as administered by banking regulators. Basel III is an internationally agreed upon set of measures that were developed by the Basel Committee on Banking Supervision that strengthened the regulation, supervision and risk management of banks in response to the financial crisis of 2007-2009. The FRB and FDIC have substantially similar risk-based and leverage ratio guidelines for banking organizations, which are intended to ensure that banking organizations have adequate capital related to the risk levels of assets and off-balance sheet instruments. Under the risk-based guidelines, specific categories of assets are assigned different risk weights based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a risk-weighted asset base. In addition to the risk-based capital guidelines, the FRB uses a leverage ratio as a tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 Capital divided by its average total consolidated assets (less goodwill and certain other intangible assets).

The federal banking agencies' risk-based and leverage ratios represent minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory capital rating. Banking organizations not meeting these criteria are required to operate with capital positions above the minimum ratios. FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions may be expected to maintain strong capital positions above the minimum supervisory levels, without significant reliance on intangible assets. The FDIC may establish higher minimum capital adequacy requirements if, for example, a bank proposes to make an acquisition requiring regulatory approval, has previously warranted special regulatory attention, has experienced rapid growth that presents supervisory concerns, or, among other factors, has a high susceptibility to interest rate and other types of risk. The Bank is not subject to any such individual minimum regulatory capital requirements.

Banking regulators have categorized the Bank as well-capitalized. To meet the definition of well-capitalized for prompt corrective action requirements, a bank must have a minimum 6.5% Common Equity Tier 1 Risk-Based Capital ratio, 8.0% Tier 1 Risk-Based Capital ratio, 10.0% Total Risk-Based Capital ratio and 5.0% Tier 1 Leverage ratio.

Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, Bancorp and the Bank must hold a 2.5% capital conservation buffer composed of Common Equity Tier 1 Risk-Based Capital above the minimum risk-based capital requirements for the Common Equity Tier 1 Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and Total Risk-Based Capital ratio necessary to be considered adequately-capitalized. At December 31, 2022, the adequately-capitalized minimums, including the capital conservation buffer, were a 7.0% Common Equity Tier 1 Risk-Based Capital ratio, 8.5% Tier 1 Risk-Based Capital ratio and 10.5% Total Risk-Based Capital ratio.

As of December 31, 2022, Bancorp exceeded the requirements to be considered well-capitalized and those required to avoid limitations associated with the capital conservation buffer.

Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

The federal banking agencies and state regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. In February 2018, the SEC published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking laws and regulations.

In November 2021, the federal banking agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a bank holding company and state member bank are required to notify the Federal Reserve within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The rule was effective April 1, 2022 and Bancorp was in compliance by the required May 1, 2022 deadline.

We expect federal banking agencies and state regulators to continue focusing on information technology and cybersecurity. We are continually monitoring regulatory developments and the impact they may have on Bancorp.

Website Access to Reports

Bancorp files reports with the SEC including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current event reports on Form 8-K, and proxy statements, as well as any amendments to those reports. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Bancorp's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are also accessible at no cost on Bancorp's web site at http://www.syb.com after they are electronically filed with, or furnished to, the SEC.

Item 1A. Risk Factors.

FACTORS THAT MAY AFFECT FUTURE RESULTS

An investment in Bancorp's common stock is subject to risks inherent in its business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this filing. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to Bancorp or that Bancorp currently deems to be immaterial also may materially and adversely affect its business, financial condition and results of operations in the future. The value or market price of Bancorp's common stock could decline due to any of these identified or other risks, and an investor could lose all or part of their investment.

There are factors, many beyond Bancorp's control, which may significantly change the results or expectations of Bancorp. Some of these factors are described below, however, many are described in the other sections of this Annual Report on Form 10-K.

Economic, Market and Credit Risks

Fluctuations in interest rates could reduce profitability.

Our primary source of income is from net interest spread, the difference between interest earned on loans and investments and interest paid on deposits and borrowings. We expect to periodically experience gaps in interest rate sensitivities of assets and liabilities, meaning that either interest-bearing liabilities may be more sensitive to changes in market interest rates than interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, earnings could be negatively affected.

Many factors affect fluctuation of market interest rates, including, but not limited to the following:

- the FRB's actions to control interest rates
- inflation or deflation
- recession
- changes in unemployment
- changes in the money supply
- local, regional, national or international disorder and instability in financial markets

The FRB has taken aggressive interest rate actions over the past year, implementing multiple rate hikes in an effort to tame inflation that has reached its highest levels in decades. Beginning 2022 at a range of 0.00% - 0.25%, the FFTR was subsequently increased a cumulative 425 bps during the year, bringing it a range of 4.25% - 4.50%, and Prime to 7.50%, as of December 31, 2022.

The current economic outlook suggests continued interest rate action from the FRB through at least the first quarter of 2023 and prospects of a continuing rising rate environment. While Bancorp expects continued rising rates to have a positive effect on NIM, pricing pressure/competition for both loans and deposits, changing levels of liquidity within the banking system and the possibility of a more severely inverted yield curve could continue to place pressure on NIM.

Deposit rates tend to be tied to the short end of the rate curve, while fixed-rate loans are largely priced based upon longer term rates, typically five-year offerings. A flattened, or inverted, yield curve may increase our funding costs while limiting rates that can be earned on loans and investments, thereby decreasing our net interest income and earnings. Further, migration of deposits out of Bancorp, as customers pursue higher rates, could impact liquidity and earnings, as we compete for deposits. Changes in the mix of deposits could result in increased average rates paid on deposits, and lower earnings. Our asset-liability management strategy, which is designed to mitigate risk from changes in market interest rates, may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

Financial condition and profitability depend significantly on local and national economic conditions.

Our success depends on general economic conditions both locally, regionally and nationally. A portion of our customers' ability to repay their obligations is directly tied to local, regional, national or global economic activity. Deterioration in the quality of the credit portfolio could have a material adverse effect on our financial condition, results of operations, and ultimately capital.

The economic outlook for 2023 suggests sluggish growth, continued monetary tightening to subdue inflation, and the potential of a recession. While consumer and business balance sheets remain strong by historical standards, excess liquidity built up during the pandemic, largely through government stimulus, has gradually dissipated over the course of 2022, leaving borrowers with less cushion to withstand economic downturns than may have been available in recent years. As such, the severity of any potential recession or economic downturn could have a significant impact on borrowers' ability to perform.

Our allowance for credit losses may not be adequate to cover actual losses, which could negatively impact earnings.

The allowance for credit losses on loans and the liability for unfunded lending commitments reflect management's estimate of credit losses expected in the loan portfolio, including unfunded lending commitments, as of the balance sheet date. These estimates are the result of our continuing evaluation of specific credit risks and loss experience, current loan portfolio quality, present economic, political and regulatory conditions, industry concentrations, reasonable and supportable forecasts of future economic conditions, and other factors that may provide an indication of credit losses. The determination of our allowance for credit losses inherently involves a high degree of subjectivity and requires assumptions to be made by management. If our assumptions prove to be incorrect or economic problems are worse than projected, adjustments may be necessary to allow for changing economic conditions or adverse developments in the loan portfolio. Any material increase to the required level of ACL, or insufficiency of the ACL to cover actual loan losses, could adversely affect our business, financial condition, and results of operations.

Federal and state regulators annually review our allowance and may require an adjustment in the ACL on loans. If regulatory agencies require any increase in the allowance for which we had not allocated, it would have a negative effect on our financial results.

Our credit metrics are currently at historically strong levels and this trend could normalize over time.

Over the past several years, our asset quality metrics have trended within a narrow range, exceeding benchmarks and reaching historically strong levels. We realize that present asset quality metrics are positive and, recognizing the cyclical nature of the lending business, we anticipate this trend will likely normalize over time.

Financial condition and profitability depend on real estate values in our market areas.

We offer a variety of secured loans, including C&I lines of credit, C&I term loans, real estate, C&D, HELOCs, consumer and other loans. Many of our loans are often secured by real estate primarily in our market areas. In instances where borrowers are unable to repay their loans and there has been deterioration in the value of loan collateral, we could experience higher loan losses which could have a material adverse effect on financial condition, and results of operations.

Significant stock market volatility could negatively affect our financial results.

Income from WM&T constitutes approximately 41% of non-interest income. Trust AUM are expressed in terms of market value, and a significant portion of fee income is based upon those values, which generally fluctuate consistent with overall capital markets.

Capital and credit markets experience volatility and disruption from time to time. These conditions may place downward pressure on credit availability, credit worthiness and customers' inclinations to borrow. Prolonged volatility or a significant disruption could negatively impact customers' ability to seek new loans or to repay existing loans. Personal wealth of many borrowers and guarantors has historically added a source of financial strength to certain loans and would be negatively impacted by severe market declines. Sustained reliance on personal assets to make loan payments would result in deterioration of their liquidity, and could result in loan defaults.

The value of our investment securities may be negatively affected by factors outside of our control and impairment of these securities could have an adverse impact on our financial condition and results of operations.

Factors beyond our control can significantly influence the fair value of our investment securities. These factors include, but are not limited to, changes in market interest rates, rating agency actions, defaults by issuers or with respect to underlying securities, volatility and liquidity within capital markets and changes in local, regional, national or international economic conditions. Impairment to the fair value of these securities can result in realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations.

Impairment of goodwill, other intangible assets or deferred tax assets could have an adverse impact on our financial condition and results of operations.

In accordance with GAAP, goodwill is not amortized but, instead, is subject to impairment on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. In the event that we conclude that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2022, Bancorp had goodwill of $194 million.

Bancorp's intangible assets primarily relate to core deposits and customer relationships. Intangible assets with definite lives are amortized on an accelerated basis over their estimated life. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicated the carrying amount of the assets may not be recoverable from future undiscounted cash flows. In the event that we conclude that all or a portion of our intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2022, Bancorp had intangible assets of $25 million.

In assessing the potential for realization of DTAs, management considers whether it is more likely than not that some portion or all of the DTAs will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under tax law, including the use of tax planning strategies. We have concluded that, based on the level of positive evidence, it is more likely than not that at December 31, 2022 all DTAs will be realized. At December 31, 2022, Bancorp had DTAs totaling $54 million.

The impact of each of these impairment matters could have a material adverse effect on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different industries and counterparties and through transactions with counterparties in the bank and non-bank financial services industries, including broker-dealers, commercial banks, investment banks and other institutional customers. As a result, defaults by, or even rumors or questions about, one or more bank or non-bank financial services companies, or bank or non-bank financial services industries in general, could lead to market-wide liquidity problems and could result in losses or defaults by us or other institutions. These losses or defaults could have an adverse effect on our business, financial condition and results of operations.

Our mortgage banking line of business is highly dependent upon programs administered by the FNMA and FHLMC. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations and cash flows.

Our ability to generate revenue through mortgage loan sales to institutional investors depends to a significant degree on programs administered by the FNMA and FHLMC. These entities play powerful roles in the residential mortgage industry and as a result, we have significant business relationships with them. Our status as an approved seller and servicer with both entities is subject to compliance with their selling and servicing guidelines.

Any discontinuation of, or significant reduction or material change in, the operation of the FNMA and FHLMC, or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of the FNMA or FHLMC would likely prevent us from originating and selling most, if not all, of our mortgage loan originations.

Derivatives associated with our mortgage banking line of business subject us to interest rate and counter-party risks, which could adversely affect our business, financial condition and results of operations.

Mortgage banking derivatives used in the ordinary course of business consist primarily of mandatory forward sales contracts and interest rate lock loan commitments. Mandatory forward contracts represent future loan commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Interest rate lock loan commitments represent commitments to fund loans at a specific rate.

We are exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will decline or increase. To offset this interest rate risk, we enter into derivatives, such as mandatory forward contracts to sell loans. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. While the objective of this activity is to minimize the exposure to losses on rate lock loan commitments and loans held for sale due to market interest rate fluctuations, the net effect of derivatives on earnings depends on risk management activities and a variety of other factors, including: market interest rate volatility; the amount of rate lock commitments that close; the ability to fill the forward contracts before expiration; and the time period required to close and sell loans. The extent to which these derivatives do not offset each other could adversely affect our financial condition and results of operations.

Mandatory forward contracts also contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, we could potentially incur significant additional costs by replacing the positions at then-current market rates, adversely impacting our financial condition and results of operations.

Changing industry trends related to consumer deposit relationships could have an adverse impact on our financial condition and results of operations.

Competitive factors surrounding the developing trend of financial institutions reducing or eliminating certain deposit account fees, particularly overdraft-related fees, presents a significant challenge to maintaining deposit-related non-interest income in the future and potentially threatens a revenue stream that has been in an industry-wide, regulation-driven decline for several years. Strategic decisions surrounding this trend may impact not only deposit-related income, but also deposit relationships in general, particularly for retail customers.

Any elimination of, or reduction or material change to, the fees we charge for certain deposit-related services could result in a significant decline of non-interest income. Failure to closely monitor, and appropriately adapt to, changes in industry practices and consumer behavior could have an adverse impact on our performance.

Strategic Risks

Acquisitions could adversely affect our business, financial condition and results of operations.

An institution that we acquire may have asset quality issues or contingent liabilities that we did not discover or fully recognize in the due diligence process, thereby resulting in unanticipated losses. Acquisitions of other institutions also typically require integration of different corporate cultures, loan and deposit products, pricing strategies, data processing systems and other technologies, accounting, compliance, internal audit and financial reporting systems, operating systems and internal controls, marketing programs and personnel of the acquired institution. The integration process is complicated and time consuming and could divert our attention from other business concerns and may be disruptive to our customers and customers of the acquired institution. Our failure to successfully integrate an acquired institution could result in loss of key customers and employees, and prevent us from achieving expected synergies and cost savings. We may finance acquisitions with borrowed funds, thereby increasing our leverage and reducing liquidity, or with potentially dilutive issuances of equity securities.

Competition with other financial institutions could adversely affect profitability.

We operate in a highly competitive industry that could become even more so as a result of earnings pressure from peer organizations, legislative, regulatory and technological changes and continued consolidation. We face vigorous competition in price and structure of financial products from banks and other financial institutions. In recent years, credit unions have expanded their lending mix and now compete heavily with banks in the CRE lending market. Non-traditional providers' high risk tolerance for fixed rate, long-term loans has adversely affected our net loan growth and results of operations. We also compete with other non-traditional providers of financial services, such as brokerage firms and insurance companies. As internet-based financial services continue to grow in acceptance, we must remain relevant as an institution where consumers and businesses value personal service while other institutions offer these services without human interaction. The variety of sources of competition may reduce or limit our margins on banking services, increase operational costs through expanded product offerings, reduce market share and adversely affect our financial condition and results of operations.

We may not be able to attract and retain skilled people.

Our performance is dependent on our ability to attract and retain qualified employees. Competition for qualified employees in the industry and markets in which we engage can be intense, and we may not be able to retain or hire the individuals wanted or needed for certain positions. Changes in the labor market and general employment trends, including elevated employee attrition, labor availability and wage inflation, also present challenges to our ability to attract and retain qualified employees.

If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain the Company's competitive position, our performance, including the Company's competitive position, could suffer, and, in turn, adversely affect our business, financial condition or results of operations.

We are subject to liquidity risks.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, sales of investment securities, FHLB advances, sales of loans and other sources could have a significant negative effect on our liquidity.

We are dependent on large commercial deposit relationships as a primary funding source. Approximately 47% of our total deposits are centralized in accounts with balances $500,000 or greater. We categorize these deposits as core funds, as they represent long-standing, full-service relationships and are a testament to our commitment to partner with business customers by providing exemplary service and competitive products. A sudden shift in customer behavior within these deposits resulting in balances being reduced or exiting Bancorp altogether could impact our ability to capitalize on growth opportunities and meet current obligations. We have secondary funding sources to draw upon as needed, but the cost of those funds would be higher than typical deposit accounts, which would negatively impact our financial condition and results of operations.

After experiencing record levels of excess liquidity in 2021, liquidity began normalizing in the latter half of 2022, and we expect continued normalization as we enter 2023. Should loan demand not meet desired levels, excess liquidity must be invested in an effort to maximize return. The risks associated with such investment include the inability to find alternative options suitable to our risk profile, investing in alternatives that adversely impact our financial condition and results of operations, and liquidity risk associated with any specific investment. Further, holding elevated levels of liquidity can have a significant impact on our NIM and result in additional margin compression.

<u>Operational Risks</u>

Our accounting policies and methods are critical to how we report our financial condition and results of operations. They require management to make estimates about matters that are uncertain.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying these accounting policies and methods so they comply with GAAP.

We have identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, or reducing a liability. We have established detailed policies and control procedures intended to ensure these critical accounting estimates and judgments are well-controlled and applied consistently.

Policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding judgments and estimates pertaining to these matters, there can be no assurances that actual our results will not differ from those estimates. See the section titled "*Critical Accounting Policies and Estimates*" in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for more information.

An extended disruption of vital infrastructure could negatively impact our business, results of operations, and financial condition.

Our operations depend upon, among other things, infrastructure, including equipment and facilities. Extended disruption of vital infrastructure by fire, power loss, natural disaster, telecommunications failure, information systems breaches, corporate account take-over, terrorist activity or the domestic and foreign response to such activity, or other events outside of our control could have a material adverse impact on the financial services industry, the economy as a whole or on our financial condition and results of operations. Our business continuity plan may not work as intended or may not prevent significant interruption of operations. Occurrence of any failures or interruptions of information systems could damage our reputation, result in loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have an adverse effect on our financial condition and results of operations.

Security breaches or incidences of fraud could negatively impact our business, results of operations, and financial condition.

Our assets, which are at risk for cyber-attacks, include financial assets and non-public information belonging to customers. Cyber security risks include cyber espionage, blackmail, ransom, theft, and corporate account takeovers. We employ many preventive and detective controls to protect our assets, and provide mandatory recurring information security training for all employees. We have invested in multiple preventative tools in an attempt to protect customers from cyber threats and corporate account takeover and regularly provide educational information regarding cyber threats to customers. We utilize multiple third-party vendors who have access to ours assets via electronic media. While we require third parties, many of whom are small companies, to have similar or superior controls in place, there is no guarantee that a breach of information could not occur. Activities of the Bank that subject Bancorp to risk of fraud by customers, employees, vendors, or members of the general public include ACH transactions, wire transactions, ATM/ITM transactions, checking transactions, credit card transactions and loan originations. Repeated incidences of fraud or a single large occurrence could adversely impact our reputation, financial condition and results of operations.

We are dependent upon outside third parties for processing and handling of the Company's records and data.

We rely on software developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. While we perform a review of controls instituted by applicable vendors over these programs in accordance with industry standards and performs testing of user controls, we rely on continued maintenance of controls by these third-party vendors, including safeguards over security of client data. We may incur a temporary disruption in our ability to conduct business or process transactions, or incur reputational damage, if a third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security could have a material adverse effect on our business. Further, if these third-party service providers experience difficulties, or should terminate their services, and we are unable to replace them on a timely basis, our business operations could be interrupted. If an interruption were to continue for a significant period of time, or if we incurred excessive costs involved with replacing third-party service provider, our business, financial condition and results of operations could be adversely affected.

Our ability to stay current on technological changes in order to compete and meet customer demands is constantly being challenged.

The financial services industry is constantly undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. Future success of Bancorp will depend, in part, upon our ability to address the needs of our customers by utilizing technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional operational efficiencies and greater privacy and security protection for customers and their personal information. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our customers. We rely on third party providers for many of our technology-driven banking products and services. Some of these companies may be slow to respond with upgrades or enhancements to their products to keep pace with improvements in technology or the introduction of competing products. Failure to successfully keep pace with technological change affecting the financial services industry could impair our ability to effectively compete to retain or acquire new business and could have an adverse impact on our business, financial position and results of operations.

Changes in customer use of banks could adversely affect our financial condition and results of operations.

The rapid evolution of non-bank alternatives for initiation and completion of financial transactions puts us at risk of losing sources of revenue and funding. The ability of customers to pay bills, deposit and transfer funds, and purchase assets without utilizing the banking system could result in loss of fee income, deposits, and loans. If we are unable to continue timely development of competitive new products and services, our financial condition and results of operations could be adversely affected.

<u>Regulatory and Legal Risks</u>

We operate in a highly regulated environment and may be adversely affected by changes to or lack of compliance with federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change to, or addition of, applicable regulations or federal or state legislation could have a substantial impact on our financial condition and results of operations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on the ability to pay dividends and the requirement to obtain regulatory approvals to proceed with certain aspects of our business plan, including branching and acquisitions.

Changes in tax laws and regulations may have an adverse impact on our financial condition and results of operations.

Any change or potential enactment of tax legislation, or changes in the interpretation of existing tax law, including provisions impacting tax rates, apportionment, consolidation or combination, income, expense, credits and exemptions may have a material adverse effect on our business, financial condition and results of operations.

Transactions between Bancorp and its insurance subsidiary, the Captive, may be subject to certain IRS responsibilities and penalties.

The Captive, a wholly owned subsidiary of the Company, is a Nevada-based captive insurance company that provides insurance against certain risks unique to operations of the Company and its subsidiaries for which insurance may not be currently available or economically feasible in today's insurance marketplace. The Treasury Department of the United States and the IRS by way of Notice 2016-66 have stated that transactions believed to be similar in nature to transactions between Bancorp and the Captive may be deemed "transactions of interest" because such transactions may have potential for tax avoidance or evasion. If the IRS ultimately concludes such transactions do create violations of the tax code, the Company could be subject to the payment of penalties and interest.

We are subject to litigation risk and reputational risk pertaining to fiduciary responsibility.

From time to time, customers may make claims and take legal action pertaining to our fiduciary responsibilities. Whether customer claims and legal action related to our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our financial condition and results of operations.

Increasing scrutiny and evolving expectations from regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from regulators, investors and other stakeholders related to their environmental, social and governance (ESG) practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs could result in increases to our overall operational costs. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts to mitigate those impacts. Failure to adapt or comply with related legislation, regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, financial condition and results of operations.

<u>Risks Related to Our Common Stock</u>

Our common stock price may fluctuate significantly, which could make it difficult for you to resell our common stock at times and/or prices acceptable to an investor.

The price of our common stock can fluctuate widely in response to various factors, some of which are beyond our control, and we expect our stock price will continue to fluctuate in the future. Factors impacting the price of our common stock include, but are not limited to:

- actual or anticipated variations in our quarterly results of operations;
- recommendations or research reports about Bancorp, or the financial services industry in general, published by securities analysts;
- the failure of securities analysts to cover, or continue covering, our business;
- news reports relating to trends, concerns and other issues in the financial services industry or markets in general;
- perceptions in the marketplace regarding the Bancorp, or our reputation, competitors or other financial institutions;
- actual or anticipated sales or issuance of our equity or equity-related securities;
- our past and future dividend practices;
- departure of our management team or other key personnel;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize the anticipated benefits of acquisitions;
- existing or increased regulatory compliance requirements, changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of laws and regulations; and
- litigation and governmental investigations.

General market fluctuations, industry factors, economic and political conditions and events, inflation and economic slowdowns or recessions, interest rate changes and credit loss trends or fluctuations could also cause our stock price to decrease, regardless of operating results.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

The corporate headquarters of Bancorp are located at 1040 East Main Street, Louisville, Kentucky, a complex that also serves as the Bank's main branch. Bancorp's operations center is located at a separate location in Louisville. At December 31, 2022, in addition to the main office complex and the operations center, Bancorp owned 52 branches, seven of which are located on leased land. At that date, Bancorp also leased 21 branches. Of the 73 banking locations, 42 are located in our home market of Louisville, while 19, seven and five are located in our Central Kentucky, Cincinnati and Indianapolis markets, respectively.

Item 3.   Legal Proceedings.

In the ordinary course of operations, Bancorp and the Bank are defendants in various legal proceedings. There is no proceeding pending or, to the knowledge of management, threatened in which an adverse decision could result in a material adverse change in the business or consolidated financial position of Bancorp or the Bank.

Item 4.   Mine Safety Disclosures.

NA

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Bancorp's common stock is traded on the NASDAQ under the ticker symbol SYBT. On December 31, 2022, Bancorp had approximately 2,200 shareholders of record, and approximately 12,300 beneficial owners holding shares in nominee or "street" name.

The following table shows information relating to the repurchase of shares of common stock by Bancorp during the three months ended December 31, 2022.

	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Average price paid per share	Maximum number of shares that may yet be purchased under the plans or programs
October 1 - October 31	14,041	$ 78.44	—	$ —	
November 1 - November 30	1,864	75.22	—	—	
December 1 - December 31	510	50.57	—	—	
Total	16,415	$ 77.21	—	$ —	741,196

> (1) *Shares repurchased during the three-month period ended December 31, 2022 represent shares withheld to pay taxes due.*

Effective May 22, 2019, Bancorp's Board of Directors approved a share repurchase program authorizing the repurchase of 1 million shares, or approximately 4% of Bancorp's total common shares outstanding at the time. Stock repurchases are expected to be made from time to time on the open market or in privately negotiated transactions, subject to applicable securities laws. The plan, which was extended in May 2021 and will expire in May 2023 unless otherwise extended or completed at an earlier date, does not obligate the Company to repurchase any specific dollar amount or number of shares prior to the plan's expiration. No shares were repurchased in 2021, nor in 2022. Approximately 741,000 shares remain eligible for repurchase.

There were no equity securities of the registrant sold without registration during the quarter covered by this report.

On February 22, 2023, the Board of Directors declared a quarterly cash dividend of $0.29 per common share.

The following performance graphs and data shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed soliciting material or subject to Regulation 14A of the Exchange Act or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

The first graph compares performance of Bancorp's Common Stock to the Russell 2000 Index, the S&P U.S. BMI Banks – Midwest Region Index and the KBW NASDAQ Bank Index for the last five fiscal years. The graph assumes the value of the investment in Bancorp's Common Stock and in each index was $100 at December 31, 2017 and that all dividends were reinvested.

In addition to the five-year period presented, the ten-year period is presented because it provides additional perspective, and Bancorp management believes that longer-term performance is of interest. The ten-year graph assumes the value of the investment in Bancorp's Common Stock and in each respective index was $100 at December 31, 2012 and that all dividends were reinvested.



Total Return Performance - Five Years

Index	Period Ending					
	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Stock Yards Bancorp, Inc.	$ 100.00	$ 89.43	$ 115.12	$ 117.03	$ 188.38	$ 195.24
Russell 2000 Index	100.00	88.99	111.70	134.00	153.85	122.41
S&P U.S. BMI Banks - Midwest Region Index	100.00	85.39	111.10	95.52	126.19	108.91
KBW NASDAQ Bank Index	100.00	82.29	112.01	100.46	138.97	109.23



Total Return Performance - Ten Years

Index	Period Ending										
	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Stock Yards Bancorp, Inc.	$ 100.00	$ 146.91	$ 157.98	$ 183.95	$ 350.73	$ 287.74	$ 257.33	$ 331.21	$ 336.75	$ 542.02	$ 561.76
Russell 2000 Index	100.00	138.82	145.62	139.19	168.85	193.58	172.26	216.23	259.39	297.83	236.96
S&P U.S. BMI Banks - Midwest Region Index	100.00	136.91	148.84	151.10	201.89	216.95	185.26	241.02	207.22	273.77	236.27
KBW NASDAQ Bank Index	100.00	137.75	150.65	151.39	194.56	230.73	189.86	258.45	231.79	320.64	252.03

23

Item 6.   [RESERVED]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Stock Yards Bancorp, Inc. ("Bancorp" or "the Company"), is a FHC headquartered in Louisville, Kentucky and is engaged in the business of banking through its wholly owned subsidiaries, Stock Yards Bank & Trust Company ("SYB" or "the Bank") and SYB Insurance Company, Inc. ("the Captive"). Bancorp, which was incorporated in 1988 in Kentucky, is registered with, and subject to supervision, regulation and examination by, the Board of Governors of the Federal Reserve System. As Bancorp has no significant operations of its own, its business is essentially that of SYB and the Captive. The operations of SYB and the Captive are fully reflected in the consolidated financial statements of Bancorp. Accordingly, references to "Bancorp" in this document may encompass both the holding company and its subsidiaries, however, it should be noted that the business of the Captive is immaterial to the overall results of operations and financial condition of Bancorp. All significant inter-company transactions and accounts have been eliminated in consolidation.

SYB, established in 1904, is a state-chartered non-member financial institution that provides services in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets through 73 full service banking center locations. The Bank is registered with, and subject to supervision, regulation and examination by the FDIC and the Kentucky Department of Financial Institutions.

The Captive, a wholly owned subsidiary of the Bancorp, is a Nevada-based captive insurance company that provides insurance against certain risks unique to operations of the Company and its subsidiaries for which insurance may not be currently available or economically feasible in today's insurance marketplace. The Captive pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. The Captive is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance. It has elected to be taxed under Section 831(b) of the Internal Revenue Code. Pursuant to Section 831(b), if gross premiums do not exceed $2,450,000, then the Captive is taxable solely on its investment income. The Captive is included in the Company's consolidated financial statements and its federal income tax return.

As a result of its acquisition of Commonwealth Bancshares, Inc. on March 7, 2022, Bancorp became the 100% successor owner of three unconsolidated Delaware trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings exchanged for subordinated debentures with similar terms to the TPS.

Also as a result of its acquisition of Commonwealth Bancshares, Inc., Bancorp acquired a 60% interest in Landmark Financial Advisors, LLC (LFA), which is based in Bowling Green, Kentucky and provides wealth management services. LFA is consolidated into the Company. The 40% non-controlling interest is presented within the consolidated financial statements and represents the interest in LFA not owned by Bancorp. Effective December 31, 2022, Bancorp's partial interest in LFA was sold, resulting in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the year ended December 31, 2022. This acquired line of business was not within the Company's geographic footprint and ultimately did not align with the Company's long-term strategic model. Net income related to LFA and attributable to Bancorp's 60% interest, excluding the pre-tax loss on disposition noted above, totaled $483,000 for the year ended December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying Footnotes presented in Part II Item 8 "*Financial Statements and Supplementary Data*."

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to future results of Bancorp that are considered "forward-looking" as defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally, but not exclusively, contained in Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and Part I Item 1A "*Risk Factors.*"

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the statement. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "can," "conclude," "continue," "could," "estimate," "expect," "foresee," "goal," "intend," "may," "might," "outlook," "possible," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "will likely," "would," or other similar expressions. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control.

Forward-looking statements detail management's expectations regarding the future and are based on information known to management only as of the date the statements are made and management undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date forward-looking statements are made, except as required by applicable regulation.

There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include, among other things:

- Changes in, or forecasts of, future political and economic conditions, inflation or recession and efforts to control related developments;
- changes in laws and regulations or the interpretation thereof;
- accuracy of assumptions and estimates used in establishing the ACL for loans, ACL for off-balance sheet credit exposures and other estimates;
- impairment of investment securities;
- impairment of goodwill, MSRs, other intangible assets and/or DTAs;
- ability to effectively navigate an economic slowdown or other economic or market disruptions;
- changes in fiscal, monetary, and/or regulatory policies;
- changes in tax polices including but not limited to changes in federal and state statutory rates;
- behavior of securities and capital markets, including changes in interest rates, market volatility and liquidity;
- ability to effectively manage capital and liquidity;
- long-term and short-term interest rate fluctuations, as well as the shape of the U.S. Treasury yield curve;
- the magnitude and frequency of changes to the FFTR implemented by the Federal Open Market Committee of the FRB;
- competitive product and pricing pressures;
- projections of revenue, expenses, capital expenditures, losses, EPS, dividends, capital structure, etc.;
- integration of acquired financial institutions, businesses or future acquisitions;
- changes in the credit quality of Bancorp's customers and counterparties, deteriorating asset quality and charge-off levels;
- changes in technology instituted by Bancorp, its counterparties or competitors;
- changes to or the effectiveness of Bancorp's overall internal control environment;
- adequacy of Bancorp's risk management framework, disclosure controls and procedures and internal control over financial reporting;
- changes in applicable accounting standards, including the introduction of new accounting standards;
- changes in investor sentiment or behavior;
- changes in consumer/business spending or savings behavior;
- ability to appropriately address social, environmental and sustainability concerns that may arise from business activities;

- occurrence of natural or man-made disasters or calamities, including health emergencies, the spread of infectious diseases, pandemics or outbreaks of hostilities, and Bancorp's ability to deal effectively with disruptions caused by the foregoing;
- ability to maintain the security of its financial, accounting, technology, data processing and other operational systems and facilities;
- ability to withstand disruptions that may be caused by any failure of its operational systems or those of third parties;
- ability to effectively defend itself against cyberattacks or other attempts by unauthorized parties to access information of Bancorp, its vendors or its customers or to disrupt systems;
- other risks and uncertainties reported from time-to-time in Bancorp's filings with the SEC, including Part I Item 1A "*Risk Factors.*"

Acquisition of Commonwealth Bancshares, Inc. and its Subsidiary Commonwealth Bank & Trust Company

On March 7, 2022, Bancorp completed its acquisition of Commonwealth Bancshares, Inc. and its wholly owned subsidiary, Commonwealth Bank & Trust Company, collectively defined as "CB," a Louisville, Kentucky-based commercial bank and trust company, which operated 15 retail branches, including nine in Jefferson County, four in Shelby County, and two in Northern Kentucky. At the time of acquisition and net of purchase accounting adjustments, CB had $1.34 billion in assets, $632 million in loans, $247 million in investment securities and $1.12 billion in deposits in addition to maintaining a WM&T Department with total assets under management of approximately $2.65 billion. CB was also the holding company for three unconsolidated Delaware trust subsidiaries and held a 60% interest in LFA. Bancorp became the 100% successor owner of all three trust subsidiaries and also retained the 60% interest in LFA upon acquisition, the latter of which was disposed of effective December 31, 2022. Bancorp acquired all outstanding common stock of CB, Inc. in a combined stock and cash transaction that resulted in total consideration paid to CB shareholders of $168 million.

Bancorp recorded goodwill of approximately $67 million and incurred merger related expenses totaling $19.5 million during the first quarter of 2022 as a result of the CB acquisition. As a result of Bancorp's disposition of its partial interest in LFA, which resulted in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the year ended December 31, 2022, goodwill totaling $8.5 million was written off, bringing total goodwill related to the CB acquisition to $58 million as of December 31, 2022.

The acquisition of CB has had a significant impact on the ACL and credit loss provisioning in 2022. In total, the CB acquisition served to increase the ACL on loans by $14 million at acquisition date. This increase consisted of $10 million attributed to the acquired PCD loan portfolio, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense), and $4.4 million of provision for credit loss expense attributed to the acquired non-PCD portfolio, which represented the acquisition-related credit loss expense at the time of acquisition.

Acquisition of Kentucky Bancshares, Inc. and its Subsidiary Kentucky Bank

On May 31, 2021, Bancorp completed its acquisition of Kentucky Bancshares, Inc. and its wholly owned subsidiary, Kentucky Bank, collectively defined as "KB," a Paris, Kentucky-based commercial bank and trust company, which operated 19 retail branches throughout central and eastern Kentucky. At the time of acquisition and net of purchase accounting adjustments, KB had $1.27 billion in assets, $755 million in loans, $396 million in investment securities and $1.04 billion in deposits. KB was also the holding company for an insurance captive, which Bancorp retained and renamed SYB Insurance Company, Inc. Bancorp acquired all outstanding common stock of KB in a combined stock and cash transaction that resulted in total consideration paid to KB shareholders of $233 million.

Bancorp recorded goodwill of approximately $123 million and incurred merger related expenses totaling $18.1 million for the year ended December 31, 2021 as a result of the KB acquisition.

The acquisition of KB had a significant impact on the ACL and credit loss provisioning for the year ended December 31, 2021. In total, the KB acquisition served to increase the ACL by $14 million at acquisition date. This increase consisted of $7 million attributed to the acquired PCD loan portfolio, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense), and $7.4 million of provision for credit loss expense attributed to the acquired non-PCD portfolio, which represented the acquisition-related credit loss expense at the time of acquisition.

Issued but Not Yet Effective Accounting Standards Updates

For disclosure regarding the impact to Bancorp's financial statements of issued-but-not-yet-effective ASUs, see the Footnote titled "*Summary of Significant Accounting Policies*" of Part II Item 8 "*Financial Statements and Supplementary Data*."

Critical Accounting Policies and Estimates

Bancorp's consolidated financial statements and accompanying footnotes have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods.

Management continually evaluates its accounting policies and estimates that it uses to prepare the consolidated financial statements. In general, management's estimates and assumptions are based on historical experience, accounting and regulatory guidance, and information obtained from independent third-party professionals. Actual results may differ from those estimates made by management.

Critical accounting policies are those that management believes are the most important to the portrayal of Bancorp's financial condition and operating results and require management to make estimates that are difficult, subjective and complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the financial statements. These factors include, among other things, whether the estimates have a significant impact on the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including independent third parties or available pricing, sensitivity of the estimates to changes in economic conditions and whether alternative methods of accounting may be utilized under GAAP. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with Bancorp's Audit Committee. As of December 31, 2022, the significant accounting policies considered the most critical in preparing Bancorp's consolidated financial statements are the determination of the ACL on loans and Goodwill.

Allowance for Credit Losses on Loans and Provision for Credit Losses

On January 1, 2020, Bancorp adopted ASC 326 "*Financial Instruments – Credit Losses,"* which created material changes to Bancorp's critical accounting policy that existed at December 31, 2019.

For purposes of establishing the general reserve, Bancorp stratifies the loan portfolio into homogeneous groups of loans that possess similar loss potential characteristics and calculates the net amount expected to be collected over the life of the loans to estimate the credit losses in the loan portfolio. Bancorp's methodologies for estimating the ACL on loans consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts.

The ACL on loans is established through credit loss expense charged to current earnings. The amount maintained in the ACL reflects management's estimate of the net amount not expected to be collected on the loan portfolio at the balance sheet date over the life of the loan. The ACL is comprised of specific reserves assigned to certain loans that do not share general risk characteristics and general reserves on pools of loans that do share general risk characteristics. Factors contributing to the determination of specific reserves include the creditworthiness of the borrower and more specifically, changes in the expected future receipt of principal and interest payments and/or in the value of pledged collateral. A reserve is recorded when the carrying amount of the loan exceeds the discounted estimated cash flows using the loan's initial effective interest rate, an expected loss ratio based on historical losses adjusted as appropriate for qualitative factors, or the fair value of the collateral for certain collateral-dependent loans.

Provision for credit losses can be subject to volatility as ACL calculations and the resulting expense are significantly impacted by changes in CECL model assumptions such as macroeconomic factors and conditions, credit quality and loan composition. Forecasted economic conditions have been generally volatile since Bancorp's adoption of CECL, as the pandemic, related government stimulus efforts, the Federal Reserve's efforts to combat inflation, and recession-based fears have driven constantly changing estimates of the economy over the past several years.

Goodwill

Goodwill resulting from business combinations represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquire, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. Events that may trigger goodwill impairment include deterioration in economic conditions, a decline in market-dependent multiples or metrics (i.e. stock price falling below tangible book value), negative trends in overall financial performance and regulatory action.

Bancorp has selected September 30 as the date to perform the annual impairment test. Goodwill is the only intangible asset with an indefinite life on Bancorp's consolidated balance sheets. No impairment to Goodwill was indicated based on Bancorp's annual testing for 2022.

At December 31, 2022, Bancorp had $194 million in goodwill recorded on its balance sheet. Goodwill totaling $67 million was recorded in association with the acquisition of CB in 2022, $8.5 million of which was subsequently written off as a result of the disposition of Bancorp's partial interest in LFA. Goodwill totaling $123 million was recorded in association with the acquisition of KB in 2021. Effective December 31, 2022, management finalized the fair values of the acquired assets and assumed liabilities associated with the CB acquisition in advance of the 12 month post-acquisition date, as allowed by GAAP.

Business Segment Overview

Bancorp is divided into two reportable segments: Commercial Banking and WM&T:

Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses in all its markets through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking and other banking services. The Bank also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

Overview – Operating Results (FTE)

The following table presents an overview Bancorp's financial performance for the years ended December 31, 2022, 2021 and 2020:

Years Ended December 31,				Variance	
(dollars in thousands, except per share data)	**2022**	**2021**	**2020**	**2022 / 2021**	**2021 / 2020**
Net income available to stockholders	$ 92,972	$ 74,645	$ 58,869	25 %	27 %
Diluted earnings per share	$ 3.21	$ 2.97	$ 2.59	8 %	15 %
ROA	1.25%	1.33%	1.40%	(8) bps	(7) bps
ROE	12.58%	13.02%	14.01%	(44) bps	(99) bps

Additional discussion follows under the section titled "*Results of Operations.*"

General highlights for the year ended December 31, 2022 compared to December 31, 2021:

- Bancorp completed its acquisition of CB on March 7, 2022. At the time of acquisition and net of purchase accounting adjustments, CB had approximately $1.34 billion in assets, $632 million in loans, $247 million in investment securities and $1.12 billion in deposits.
  - The year ended December 31, 2022 included approximately ten months of activity associated with the CB acquisition, which contributed meaningfully to results for the year. In addition, one-time merger-related expenses totaling $19.5 million and credit loss expense on the acquired loan portfolio of $4.4 million were recorded for the year ended December 31, 2022.
- Bancorp completed its acquisition of KB on May 31, 2021. At the time of acquisition and net of purchase accounting adjustments, KB had approximately $1.27 billion in assets, $755 million in loans, $396 million in investments securities and $1.04 billion in deposits.
  - The year ended December 31, 2021 included approximately seven months of activity associated with the KB acquisition, which had a meaningful impact on results for 2021 and 2022. In addition, one-time merger-related expenses totaling $19.0 million and credit loss expense on the acquired loan portfolio of $7.4 million were recorded for the year ended December 31, 2021.
- In 2022, Bancorp set the following financial records:
  - Total revenue, comprising net interest income FTE and non-interest income, of $323.4 million, surpassing the previous record of $237.4 million in 2021.
  - Net income of $93.0 million, and as a result, diluted EPS of $3.21, besting the previous records of $74.6 million and diluted EPS of $2.97 from 2021.
  - Record loan production, which drove $529 million of legacy portfolio growth (excluding PPP) and, combined with the acquisition of CB, led to record total loans of $5.21 billion at December 31, 2022.
  - WM&T AUM totaled $6.59 billion at December 31, 2022, an increase of $1.78 billion compared to prior year. While approximately $2.65 billion of AUM were added through the CB acquisition, significant market declines during the year ended December 31, 2022 partially offset organic and acquisition-related growth.

- o WM&T services income of $36.1 million, which was driven by both organic and acquisition-related growth despite significant market downturns during the year.
- o Debit and credit card income of $18.6 million, supported by organic and acquisition-related growth in transaction volume and customer base.
- o Treasury Management fee income of $8.6 million, led by increased transaction volume, new product sales and both organic and acquisition-related expansion of the customer base.
- NIM increased 13 bps to 3.35% for the year ended December 31, 2022 compared to 3.22% for the prior year consistent the average balance sheet expansion and upward movement in interest rates experienced over the year. Net interest income FTE totaled $234.3 million for the year ended December 31, 2022, representing an increase of $62.8 million, or 37%, over the prior year.
  - o This increase was driven by both organic and acquisition-related growth and the aforementioned rise in interest rates, which more than offset the increase in interest-bearing deposit costs and the substantial decline in PPP-related interest income.
- Total loans increased $1.04 billion, or 25%, for the year ended December 31, 2022 as compared to December 31, 2021, driven by the addition of $632 million in loans from the CB acquisition and strong organic loan portfolio growth.
- Total provision for credit losses totaled $10.3 million for the year ended December 31, 2022, compared to negative provision of $753,000 for the year ended December 31, 2021.
  - o Provision for credit loss expense of $4.4 million was recorded in relation to the loan portfolio added through the CB acquisition for the year ended December 31, 2022. In addition, increasing unemployment forecasts driven by inflation and recession-based concerns, coupled with strong organic loan growth, served to increase expense for 2022.
  - o While provision of $7.4 million was recorded in relation to the loan portfolio added through the KB acquisition for the year ended December 31, 2021, it was offset by a cumulative net benefit of $8.2 million recorded for credit losses on loans and credit losses on off balance sheet exposures, which was driven by stabilizing unemployment forecasts, generally improving CECL model loss factors and line of credit utilization.
- Bancorp's ACL on loans to total loans was 1.41% at December 31, 2022, compared to 1.29% at December 31, 2021, the increase stemming mainly from acquisition-related activity within the ACL on loans, strong organic growth and to a lesser extent, the aforementioned increase in projected unemployment forecasts.
- Total deposits increased $604 million, or 10%, at December 31, 2022 compared to December 31, 2021. Approximately $1.12 billion of deposits were added as a result of the CB acquisition. Excluding acquisition-related activity, period-end deposit balances declined in 2022, as the elevated customer balances experienced toward the end of 2021 have moderated, primarily due to contraction in non-interest bearing demand deposits. While Bancorp has not experienced fallout within the customer base, we anticipate deposit pricing will be a challenge to future NIM expansion.
- Non-interest income increased $23.3 million, or 35%, for the year ended December 31, 2022 compared to the prior year, as 2022 benefitted from both significant contributions stemming from acquisition-related activity and organic growth. All non-interest income revenue streams experienced significant increases over the prior year, with the exception of mortgage banking, which experienced a significant decline in volume driven by rising rates compared to the historic low rates that benefitted much of 2021. In addition, non-recurring gains totaling $4.4 million were recorded during the year as a result of selling overlapping acquired properties.
- Non-interest expenses increased $49.5 million, or 35%, for the year ended December 31, 2022 compared to the same period of 2021. While both years experienced elevated non-interest expense as a result of merger-related expenses, most non-interest expense categories experienced significant increases over the prior year as a result of anticipated acquisition-related expansion. In addition, Bancorp's partial interest in LFA, which was acquired as part of the CB acquisition was sold effective December 31, 2022, resulting in a pre-tax loss of $870,000. Non-interest expenses in general remained well-controlled and consistent with expansion, strong performance and continued investment in technology.

- Bancorp's efficiency ratio (FTE) for the year ended December 31, 2022 was 59.30% compared to 59.94% for the year ended December 31, 2021, the elevated ratios being the result of one-time merger-related expenses recorded in relation to the respective acquisitions in both years. Bancorp also considers an adjusted efficiency ratio, which eliminates net gains (losses) on sales and calls of investment securities, as well as net gains (losses) on sales of acquired premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses. Bancorp's adjusted efficiency ratio for the year ended December 31, 2022 was 53.62% compared to 51.77% for the year ended December 31, 2021. See the section titled *"Non-GAAP Financial Measures"* for a reconcilement of non-GAAP to GAAP measures.

Total stockholder's equity to total assets was 10.14% as of December 31, 2022 compared to 10.17% at December 31, 2021. Total equity increased to $760 million in 2022, driven by the issuance of $134 million in stock for the acquisition of CB and net income of $93.0 million, which were partially offset by a $108 million negative change in AOCI and $33 million of dividends declared. The large decline in AOCI from December 31, 2021 to December 31, 2022 was the result of the rising interest rate environment and its corresponding impact on the valuation of the AFS debt securities portfolio.

TCE is a measure of a company's capital, which is useful in evaluating the quality and adequacy of capital. Bancorp's ratio of TCE to total tangible assets was 7.44% as of December 31, 2022, compared with 8.22% at December 31, 2021, the decline driven by both the large interest-rate driven changes in AOCI noted above and acquisition-related growth. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

General highlights for the year ended December 31, 2021 compared to December 31, 2020:

- Bancorp completed its acquisition of KB on May 31, 2021. At the time of acquisition and net of purchase accounting adjustments, KB had approximately $1.27 billion in assets, $755 million in loans, $396 million in investment securities and $1.04 billion in deposits.
  - The year ended December 31, 2021 included approximately seven months of activity associated with the KB acquisition, which had a meaningful impact on results for 2021. In addition, one-time merger-related expenses totaling $18.1 million and credit loss expense on the acquired loan portfolio of $7.4 million were recorded for the year ended December 31, 2021.
- Net income totaled $74.6 million for the year ended December 31, 2021, resulting in diluted EPS of $2.97, a 15% increase from the prior year. Operating results of the year ended December 31, 2021 were significantly impacted by the acquisition of KB, PPP forgiveness activity, negative provision expense and strong organic growth. Operating results for the year ended December 31, 2020 were lower compared to the prior year, primarily due to increased credit loss provisioning and reserves for off-balance sheet credit exposures associated with the then uncertain pandemic-related economic conditions and a substantially lower interest rate environment.
- NIM decreased 17 bps to 3.22% for the year ended December 31, 2021 compared to 3.39% for the prior year, consistent with the sustained low interest rate environment and elevated levels of excess liquidity, which created significant NIM compression. Despite the decrease in NIM, organic loan growth, the KB acquisition, fee income associated with PPP loans and deposit rate cuts resulted in a $35.2 million, or 26%, increase in net interest income compared to the prior year.
- Total loans (excluding PPP loans) increased $1.05 billion, or 35%, for the year ended December 31, 2021, as compared to December 31, 2020. While approximately $755 million of this growth was attributed to the KB acquisition, the remaining $291 million was attributed to strong organic growth.
- Total provision for credit losses was a net benefit of $753,000 for the year ended December 31, 2021. While provision expense of $7.4 million was recorded in relation to the acquired KB loan portfolio, it was more than offset by an $8.2 million net benefit driven by stabilized unemployment forecasts, generally improving CECL model factors and stronger line of credit utilization. By comparison, $18.4 million of provision for credit loss expense was recorded for the year ended December 31, 2020, which was impacted by the adoption of CECL effective January 1, 2020, and subsequent pandemic-related developments, such as elevated unemployment and historic declines in line of credit utilization.
- C&I line of credit utilization improved to 32% at December 31, 2021, up from 26% at December 31, 2020. The onset of the pandemic in 2020 and the resulting excess liquidity stemming from the PPP resulted in gradually declining levels of utilization that bottomed out in March of 2021, improving thereafter in each of the final three quarters of 2021. Despite this improvement, utilization remained well below pre-pandemic levels throughout 2021.

- Total deposits increased $1.80 billion, or 45%, at December 31, 2021 compared to December 31, 2020. Approximately $1.04 billion of this growth was attributed to the KB acquisition, while significant organic growth was also experienced during the year, stemming mainly from PPP funding and significant federal stimulus.
- Non-interest income increased $14.0 million, or 27%, for the year ended December 31, 2021 compared to the prior year. While the KB acquisition drove a substantial contribution to non-interest income, significant organic growth was also experienced across all non-interest revenue streams, with the exception of mortgage banking.
- Non-interest expenses increased $40.6 million, or 40%, for the year ended December 31, 2021 compared to the same period of 2020, $19.0 million of which related to one-time merger related expenses (including expenses related to the CB acquisition). While recurring expenses attributed to the KB acquisition comprised the majority of the remaining increase, non-interest expenses in general remained well-controlled and consistent with expansion, strong performance and a continued investment in technology.
- Bancorp's efficiency ratio (FTE) for the year ended December 31, 2021 increased to 59.94% from 54.06% for the prior year due to one-time merger-related expenses incurred as a result of the KB acquisition. Bancorp also considers an adjusted efficiency ratio, which eliminates net gains (losses) on sales and calls of investment securities, as well as net gains (losses) on sales of acquired premises and equipment, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses. Bancorp's adjusted efficiency ratio for the year ended December 31, 2021 was 51.77% compared to 52.42% for the same period of 2020. See the section titled *"Non-GAAP Financial Measures"* for a reconcilement of non-GAAP to GAAP measures.
- The ETR increased to 21.75% for the year ended December 31, 2021 from 13.10% for the prior year. The increase was driven by the combination of Bancorp's transition from a capital-based franchise tax to the Kentucky corporate income tax effective January 1, 2021 and a large historic tax credit project that provided significant benefit in the prior year.

Total stockholder's equity to total assets was 10.17% as of December 31, 2021 compared to 9.56% at December 31, 2020. Total equity increased $235 million in 2021, driven by the issuance of $205 million in stock for the acquisition of KB and net income of $74.6 million, which were partially offset by $28 million of dividends declared, changes in AOCI and stock-based compensation activity.

Bancorp's ratio of TCE to total tangible assets was 8.22% as of December 31, 2021, compared with 9.28% at December 31, 2020, the decline driven by acquisition-related growth. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Challenges for 2023:

Bancorp has identified the following challenges for fiscal year 2023:

- The FRB's efforts to control inflation, which has reached its highest levels in decades, and its corresponding impact on local, national and global economic conditions will present numerous challenges in 2023. The possibility of recession, given an already-inverted yield curve and a forecast for continued rate increases, could threaten loan demand, subdue business and consumer spending, and create significant volatility for the markets in general. Further, the severity of a potential recession and its effect on the unemployment forecast, the primary loss driver within Bancorp's ACL model, could result in substantially higher ACL provisioning.
- The prospects of further interest rate increases in 2023 also present interest rate risk management challenges. Pricing pressure/competition for both loans and deposits, changing levels of liquidity within the banking system and an inverted yield curve could place pressure on NIM. Further rate increases could also serve to hamper loan demand and/or drive up the low cost of funds that Bancorp derives from its deposit base.
- Migration of deposits out of Bancorp, as customers pursue higher deposit rates or alternative investments, could impact liquidity and earnings as Bancorp competes for deposits. Changes in the mix of deposits could also result in increased average rates paid on deposits, and lower earnings to Bancorp, should non-interest deposits shift into interest-bearing products.
- Net loan growth is a major focus for Bancorp in 2023. This will be impacted by competition, prevailing interest rates, economic conditions, line of credit utilization and loan prepayments. Bancorp believes there is continued opportunity for loan growth in all of its markets. Bancorp's ability to deliver attractive loan growth over the long-term is linked to Bancorp's overall success.
- The continued development of the relationships and opportunities presented by the CB and KB acquisitions remains a priority for 2023. The Company's growing footprint has allowed Bancorp to provide broader product offerings, increased lending capabilities and an expanded branch delivery system to existing and prospective customers alike, creating solid growth opportunities and a larger platform for future expansion. Prioritizing the development of the opportunities afforded by the CB and KB acquisitions will play a major role in delivering strong operating results in the coming year.
- Bancorp derives significant non-interest income from WM&T services. Most of these fees are based upon the market value of AUM at respective period ends. Absent fixed income and equity market movements, to grow this revenue stream, Bancorp must attract new customers and retain existing customers. Bancorp believes there is opportunity for growth of the WM&T business in all of its markets. Growth in market values of AUM and fees is dependent upon positive returns in the overall capital markets, which could be threatened should economic conditions worsen. Bancorp has no control over market volatility.
- Competitive factors surrounding the developing trend of financial institutions reducing or eliminating certain deposit account fees, particularly overdraft-related fees, presents a significant challenge to growing deposit-related non-interest income in the future and potentially threatens a revenue stream that has been in an industry-wide, regulation-driven decline for several years. Strategic decisions surrounding this trend may impact not only deposit-related income, but also deposit relationships in general, particularly for retail customers, as consumer use of these bank deposit services continues to evolve. Continuous monitoring of these trends and evaluation of any potential changes to our deposit service fee structure will play a key role in the growth of Bancorp's deposit service charge income.
- Technological advances are consistently providing opportunities for Bancorp to consider potential new products and delivery channels. Bancorp's customers' demand for innovative and relevant products and services is expected to trend along with changing technology. Bancorp will need to continue to make prudent investments in technology while managing associated risks so as to remain competitive with other financial service providers, especially as Bancorp's continued expansion raises the level of expectation from customers.
- Over the past several years, Bancorp's asset quality metrics have trended within a low range, exceeding benchmarks and reaching historically strong levels. Bancorp realizes that present asset quality metrics are positive and, recognizing the cyclical nature of the lending business and current economic conditions, Bancorp anticipates this trend will likely normalize over time.

Results of Operations

Net Interest Income - Overview

As is the case with most banks, Bancorp's primary revenue sources are net interest income and fee income from various financial services provided to customers. Net interest income is the difference between interest income earned on loans, investment securities and other interest earning assets less interest expense on deposit accounts and other interest bearing liabilities. Loan volume and interest rates earned on those loans are critical to overall profitability. Similarly, deposit volume is crucial to funding loans and rates paid on deposits directly impact profitability. New business volume is influenced by numerous economic factors including market interest rates, business spending, liquidity, consumer confidence and various competitive conditions within the marketplace. The discussion that follows is based on FTE net interest income data.

Comparative information regarding net interest income follows:

As of and for the Years Ended December 31, (dollars in thousands)	2022	2021	2020	Variance 2022 / 2021	Variance 2021 / 2020
Net interest income	$ 233,383	$ 171,074	$ 135,921	36 %	26 %
Net interest income (FTE)*	234,267	171,508	136,133	37 %	26 %
Net interest spread (FTE)*	3.21%	3.16%	3.22%	5 bps	(6) bps
Net interest margin (FTE)*	3.35%	3.22%	3.39%	13 bps	(17) bps
Average interest earning assets	$ 6,987,365	$ 5,318,968	$ 4,019,336	31 %	32 %
Average interest bearing liabilities	$ 4,538,911	$ 3,391,709	$ 2,618,848	34 %	30 %
Five year Treasury note rate at year end	3.99%	1.26%	0.36%	273 bps	90 bps
Average five year Treasury note rate	3.00%	0.86%	0.53%	214 bps	33 bps
Prime rate at year end	7.50%	3.25%	3.25%	425 bps	- bps
Average Prime rate	4.85%	3.25%	3.53%	160 bps	(28) bps
One month term SOFR at year end	4.36%	0.06%	0.07%	430 bps	(1) bps
Average one month term SOFR	1.99%	0.04%	0.35%	195 bps	(31) bps
One month term LIBOR at year end	4.39%	0.10%	0.14%	429 bps	(4) bps
Average one month term LIBOR	1.92%	0.10%	0.52%	182 bps	(42) bps

See table titled, "Average Balance Sheets and Interest Rates (FTE)" for detail of Net interest income (FTE).

NIM and net interest spread calculations above exclude the sold portion of certain participation loans, which totaled $5 million, $5 million and $8 million for the years ended December 31, 2022, 2021 and 2020, respectively. These sold loans are on Bancorp's balance sheet as required by GAAP because Bancorp retains some form of effective control; however, Bancorp receives no interest income on the sold portion. These participation loans sold are excluded from NIM and spread analysis, because Bancorp believes it provides a more accurate depiction of loan portfolio performance.

At December 31, 2022, Bancorp's loan portfolio consisted of approximately 71% fixed and 29% variable rate loans. At inception, most of Bancorp's fixed rate loans are priced in relation to the five year treasury. Bancorp's variable rate loans are indexed to either Prime, LIBOR or SOFR, generally repricing as those rates change.

Prime rate, the five year Treasury note rate, one month term LIBOR and one month term SOFR are included in the table above to provide a general indication of the interest rate environment in which Bancorp has operated during the past three years, a period that experienced significant interest rate volatility, denoted by the FRB's dramatic pandemic-driven rate cuts of March 2020 that were sustained until the inflation-driven rate increases of 2022.

The FRB has taken aggressive interest rate action over the past year, implementing multiple rate hikes in an effort to tame inflation that has reached its highest levels in decades. The FFTR was increased a total of 425 bps in 2022, beginning the year at a range of 0.00% - 0.25% and ending the year at a range of 4.25% - 4.50%. As a result, Prime increased from 3.25% at the beginning of 2022 to 7.50% as of December 31, 2022, ending the year at its highest level since 2007. Bancorp has experienced significant benefit from the rate increases enacted in 2022, particularly since the mid-June rate hike that lifted Prime to 4.75% and in effect, took the majority of Bancorp's variable rate loans off of their 4.00% floors. Subsequent rate increases have continued to provide meaningful benefit, offset partially by Bancorp's election to raise deposit rates.

The current economic outlook suggests continued interest rate increases from the FRB through the first half of 2023, albeit at a reduced pace compared to 2022. Pricing pressure/competition for both loans and deposits, changing levels of liquidity within the banking system and an inverted yield curve could continue to place pressure on NIM.

Discussion of 2022 vs 2021:

Net interest spread (FTE) and NIM (FTE) were 3.21% and 3.35%, for the year ended December 31, 2022 compared to 3.16% and 3.22% for the same period in 2021, respectively. NIM during the year ended December 31, 2022 was significantly impacted by the following:

- A rapidly rising interest rate environment evolving from the sustained, pandemic-driven lows experienced over the last two years. The FFTR was lowered to a range of 0% - 0.25% in March of 2020, which resulted in Prime dropping to 3.25%, where it remained until mid-March 2022. The FFTR stood at a range of 4.25% - 4.50%, and Prime at 7.50%, as of December 31, 2022.
- Bancorp's first deposit rate increases in nearly two years, stemming from the aforementioned rising rate environment, which drove a $10.8 million increase in interest expense on deposits for the year ended December 31, 2022 compared to the same period of 2021.
- Substantial balance sheet expansion stemming from both acquisition-related activity and organic growth, which resulted in total average earning asset growth of $1.67 billion, or 31%, and average interest-bearing liability growth of $1.15 billion, or 34%, for the year ended December 31, 2022 compared to the same period of 2021.
- Overall excess balance sheet liquidity, which placed pressure on NIM in both periods. Excess liquidity within the banking system in general has also led to a highly competitive loan rate environment. After reaching a peak towards the end of 2021, levels of excess liquidity, and its corresponding impact on NIM, have moderated through December 31, 2022.
- PPP forgiveness activity, which accelerates the recognition of fee income on these loans and has declined significantly in 2022, as the vast majority of the original portfolio has been forgiven. The average balance of the PPP loan portfolio decreased $345 million, or 87%, and related income decreased $17.3 million, or 78%, for the year ended December 31, 2022 compared to the same period of 2021.
- The addition of $26 million of subordinated debt in association with the CB acquisition, which contributed interest expense of $1.1 million for the year ended December 31, 2022, $331,000 of which was attributed to purchase accounting-related mark-to-market amortization. No such activity was recorded for the year ended December 31, 2021.

Net interest income (FTE) increased $62.8 million, or 37%, for the year ended December 31, 2022 compared to the same period of 2021, largely as a result of acquisition-related activity, but also driven in part by strong organic loan growth, substantial deployment of excess liquidity into the investment securities portfolio and the continued benefit of a rising interest rate environment. Partially offsetting this increase was the rising cost of interest bearing deposits and the addition of subordinated debt through the CB acquisition.

Total average interest earning assets increased $1.67 billion, or 31%, to $6.99 billion for the year ended December 31, 2022, as compared to the same period of 2021, with the average rate earned on total interest earning assets increasing from 3.34% to 3.61%.

- Average total loan balances increased $868 million, or 22%, for the year ended December 31, 2022 compared to the same period of 2021. Average non-PPP loan growth of $1.21 billion, or 34%, was driven by acquisition-related expansion and strong organic growth, which was partially offset by a $345 million, or 87%, decline in average PPP loan balances, as a result of forgiveness activity.

- Average investment securities grew $771 million, or 86%, for the year ended December 31, 2022 compared to the same period of 2021, attributed to a combination of strategically deploying excess liquidity through further investment and acquisition-related activity.

- Average FFS and interest bearing due from bank balances increased $31 million, or 7%, for the year ended December 31, 2022 due to on-going excess balance sheet liquidity. While average balances reflect excess balance sheet liquidity, actual excess balance sheet liquidity has continued to decline through December 31, 2022, reaching more normalized levels by year-end.

Total interest income (FTE) increased $75.0 million, or 42%, to $252.5 million for the year ended December 31, 2022, as compared to the same period of 2021.

- Interest and fee income (FTE) on loans increased $52.2 million, or 32%, to $216.7 million for the year ended December 31, 2022 compared to the same period of 2021, driven by both organic and acquisition-related growth in the non-PPP portfolio and the rising rate environment, which more than offset a $17.3 million, or 78%, decline in PPP-related income. The yield on the overall loan portfolio climbed to 4.50% for the year ended December 31, 2022, compared to 4.16% for the same period of 2021.

- Significant growth in average investment securities led to a $17.2 million increase interest income (FTE) on the portfolio for the year ended December 31, 2022 compared to the same period of 2021, driving a 42 bps, or 32%, increase in the corresponding yield on the portfolio. Substantial deployment of excess liquidity benefitted the investment portfolio as the yields earned on recent purchases have improved dramatically in tandem with rising rates.

- Interest income on FFS and interest bearing due from bank balances increased $5.4 million for the year ended December 31, 2022, as a result of average balance growth stemming from excess balance sheet liquidity and rising interest rates. The yield on these assets increased 112 bps to 1.26% for the year ended December 31, 2022 compared to the same period of 2021, stemming from the dramatic increase in the FFTR over the past year.

Total average interest bearing liabilities increased $1.15 billion, or 34%, to $4.54 billion for the year ended December 31, 2022 compared with the same period in 2021, with the total average cost increasing 22 bps to 0.40%.

- Average interest bearing deposits increased $1.08 billion, or 33%, for the year ended December 31, 2022 compared to the same period in 2021, with interest-bearing demand deposits accounting for $585 million of the increase. The significant growth was attributed to both acquisition-related activity and organic growth stemming from the industry-wide trend of customers maintaining higher levels of liquidity, which was experienced for several quarters. However, excluding acquisition-related activity, period-end deposit balances have declined in 2022, as the elevated customer balances noted above have moderated.

- Consistent with the average interest bearing deposit growth noted above, average SSUAR balances increased $60 million for the year ended December 31, 2022 compared to the same period of 2021.

- Average FHLB advances decreased $16 million for the year ended December 31, 2022 compared to the same period of the prior year, as all outstanding term FHLB advances either matured or were paid off by the end of 2021. The minimal average balance of FHLB advances for the year ended December 31, 2022 stems from a one-week cash management advance that was utilized by Bancorp at year-end for short-term liquidity purposes, which represented the only FHLB advance used during 2022, and matured in early January 2023.

- Subordinated debentures totaling $26 million were added as a result of the CB acquisition during the first quarter of 2022. The corresponding average balance for the year ended December 31, 2022 totaled $22 million.

Total interest expense increased $12.3 million for the year ended December 31, 2022 compared to the same period of 2021, driven by acquisition-related average balance growth, Bancorp's first deposit rate increases in almost two years and debt assumed through the CB acquisition. As a result, the cost of interest bearing liabilities increased 22 bps to 0.40% for the year ended December 31, 2022 compared to the same period of 2021.

- Total interest bearing deposit expense increased $10.8 million as a result of acquisition-related activity and the aforementioned deposit rate increases, resulting in a 20 bps increase in the cost of interest bearing deposits. Bancorp expects pricing pressure/competition stemming from the rising rate environment to drive further deposit rate/cost increases in the coming months.

- Interest expense totaling $1.1 million was recorded for the year ended December 31, 2022 as a result of the subordinated debentures assumed through the CB acquisition, approximately $331,000 of which stems from purchase accounting-related mark-to-market amortization.

- Interest expense on FHLB advances was recorded for the year ended December 31, 2022 was a minimal $12,000, as all FHLB advances either matured or paid off by the end of 2021, resulting in a decline of $325,000 compared to the same period of the prior year.

Discussion of 2021 vs 2020:

Net interest spread and NIM were 3.16% and 3.22% for the year ended December 31, 2021 compared to 3.22% and 3.39% for the year ended December 31, 2020. NIM was significantly impacted in 2021 by the following:

- A sustained low interest rate environment, driven by the lowering of the FFTR in March 2020 to a range of 0% - 0.25%, which resulted in Prime dropping to 3.25%, where it remained through 2021.
- Substantial balance sheet growth, both organic and acquisition-related, which resulted in total average earning asset growth of $1.30 billion, or 32%, and average interest-bearing liability growth of $773 million, or 30%, for the year ended December 31, 2021 compared to the same period of 2020.
- PPP originations, which began in the second quarter of 2020 and continued through expiration of the program on May 31, 2021, as well as the related forgiveness activity, which accelerated the recognition of fee income on these loans and had significant effect on NIM. The PPP portfolio contributed an 18 bps benefit to NIM for the year ended December 31, 2021 as a result of forgiveness activity, which drove the recognition of $18.1 million in PPP-related fee income. In comparison, the PPP portfolio had a negative impact of 3 bps on NIM for the year end December 31, 2020 due to the large amount of originations that occurred in 2020 and the effect that the low-yielding, 1% stated rate of these notes had on NIM for the period.
- Overall, excess balance sheet liquidity contributed approximately 25 bps of NIM compression for the year ended December 31, 2021 and approximately 13 bps of NIM compression for the same period of 2020. In general, excess liquidity within the banking system led to a highly competitive loan rate environment over the past two years.
- The lowering of deposit rates in tandem with FRB interest rate actions and the benefit of paying off all FHLB advances during 2021.

Net interest income (FTE) increased $35.4 million, or 26%, for the year ended December 31, 2021 compared to the same period of 2020, due to interest and fee income associated with the PPP portfolio, substantial growth in the non-PPP loan portfolio and investment securities portfolio, and the aforementioned lowering of deposit rates.

Total average interest earning assets increased $1.30 billion, or 32%, to $5.32 billion for the year ended December 31, 2021, as compared to the same period of 2020, with the average rate earned on total interest earning assets contracting 34 bps to 3.34%.

- Average total loans increased $646 million, or 20%, for the year ended December 31, 2021 compared to the same period of 2020. Average non-PPP loan balances grew $692 million, or 24%, for the year ended December 31, 2021 compared to the same period of 2020, attributed to both the acquisition and strong organic growth. Average PPP loan balances decreased $45 million, or 10%, for the year ended December 31, 2021 compared to the same period of 2020, consistent with forgiveness activity throughout 2021.

- Average investment securities grew $446 million, or 98%, for the year ended December 31, 2021 compared to the same period of 2020, which was attributed to a combination of strategically deploying excess liquidity through further investment and the KB acquisition.

- Average FFS and interest bearing due from balances increased $217 million, or 94%, for the year ended December 31, 2021, consistent with the elevated level of deposits.

Total interest income (FTE) increased $29.4 million, or 20%, to $177.5 million for the year ended December 31, 2021 as compared to the same period of 2020.

- Interest and fee income on loans (FTE) increased $26.6 million, or 19%, to $164.4 million for the year ended December 31, 2021 compared to the same period of 2020, driven by accelerated recognition of PPP fee income consistent with forgiveness activity, organic loan growth and the contribution attributed to the KB acquisition.

- Significant growth in average investment securities drove an increase of $3.2 million, or 37%, for interest income (FTE) on the portfolio for the year ended December 31, 2021 compared to the same period of 2020. However, the lower interest rate environment experienced over the previous 12 months weighed heavily on fixed income security yields, which contracted 59 bps, or 31%.

- Despite the substantial increase experienced for average FFS and interest bearing due from balances, corresponding interest income decreased $93,000, or 13%, for the year ended December 31, 2021 compared to the same period of 2020 as a result of the FRB lowering the FFTR 150 bps in March 2020 to a range of 0-0.25%, where it remained for the final three quarters of 2020 and the entirety of 2021.

Total average interest bearing liabilities increased $773 million, or 30%, to $3.39 billion for the year ended December 31, 2021 compared with the same period in 2020, with the total average cost declining 28 bps to 0.18%.

- Average interest bearing deposits increased $795 million, or 32%, for the year ended December 31, 2021 compared to the same period in 2020, with interest-bearing demand deposits accounting for $500 million of the increase. Interest bearing deposits added as a result of the KB acquisition along with significant federal stimulus action, such as PPP funding, propelled deposit balances to record levels at December 31, 2021. Further, general economic uncertainty surrounding the on-going pandemic resulted in the customer base maintaining higher levels of liquidity, similar to customer behavior seen during the Great Recession.

- Consistent with the higher interest bearing deposit balances noted above, as well as the KB acquisition, average SSUAR balances increased $22 million, or 55%, for the year ended December 31, 2021 compared to the same period of 2020.

- Average FHLB advances decreased $45 million, or 73%, for the year ended December 31, 2021 compared to the same period of 2020, as advances matured and were not replaced. In addition, Bancorp elected to pay down certain advances prior to their maturity during the first and second quarters of 2021, the latter of which resulted in an early-termination fee of $474,000, recorded as a component non-interest expense during the second quarter of 2021.

Total interest expense decreased $5.9 million, or 50%, for the year ended December 31, 2021 compared to the same period of 2020, a direct result of deposit rate reductions implemented in response to the falling interest rate environment and to a lesser extent, the reduction in interest expense on FHLB advances.

- Total interest bearing deposit expense decreased $4.9 million, or 46%, driving a 25 bps decline in the cost of average total interest bearing deposits.

- Interest expense on FHLB advances declined $1.1 million, or 76%, as a result of the substantial reduction in average FHLB advances outstanding. As noted above, Bancorp had no outstanding FHLB advances as of December 31, 2021.

Average Balance Sheets and Interest Rates (FTE)

Years ended December 31, *(dollars in thousands)*	2022 Average Balance	2022 Interest	2022 Average Rate	2021 Average Balance	2021 Interest	2021 Average Rate	2020 Average Balance	2020 Interest	2020 Average Rate
Interest earning assets:									
Federal funds sold and interest bearing due from banks	$ 477,341	$ 6,018	1.26 %	$ 446,783	$ 645	0.14 %	$ 229,905	$ 738	0.32 %
Mortgage loans held for sale	8,835	190	2.15	11,170	249	2.23	20,156	533	2.64
Investment securities:									
Taxable	1,594,942	27,302	1.71	879,298	11,575	1.32	443,035	8,432	1.90
Tax-exempt	75,382	1,851	2.46	19,636	340	1.73	10,047	265	2.64
Total securities	1,670,324	29,153	1.75	898,934	11,915	1.33	453,082	8,697	1.92
Federal Home Loan Bank stock	11,741	505	4.30	10,824	262	2.42	11,284	253	2.24
SBA Paycheck Protection Program (PPP) loans	52,704	4,798	9.10	397,282	22,044	5.55	442,510	13,636	3.08
Non-PPP loans	4,766,420	211,872	4.45	3,553,975	142,395	4.01	2,862,399	124,226	4.34
Total loans	4,819,124	216,670	4.50	3,951,257	164,439	4.16	3,304,909	137,862	4.17
Total interest earning assets	6,987,365	252,536	3.61	5,318,968	177,510	3.34	4,019,336	148,083	3.68
Less allowance for credit losses on loans	65,672			57,696			45,008		
Non-interest earning assets:									
Cash and due from banks	90,481			63,477			46,277		
Premises and equipment, net	106,631			69,483			57,474		
Bank owned life insurance	68,325			44,720			32,899		
Goodwill	188,949			84,853			12,513		
Accrued interest receivable and other	62,801			103,081			94,102		
Total assets	$7,438,880			$5,626,886			$4,217,593		
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$2,218,416	$ 9,186	0.41 %	$1,633,606	$ 1,771	0.11 %	$1,133,308	$ 1,776	0.16 %
Savings	538,971	638	0.12	328,570	93	0.03	190,368	36	0.02
Money market	1,140,025	5,284	0.46	919,778	589	0.06	771,363	1,482	0.19
Time	487,981	1,304	0.27	420,308	3,174	0.76	412,506	7,184	1.74
Total interest bearing deposits	4,385,393	16,412	0.37	3,302,262	5,627	0.17	2,507,545	10,478	0.42
Securities sold under agreements to repurchase	122,154	567	0.46	62,534	24	0.04	40,363	37	0.09
Federal funds purchased	9,357	154	1.65	10,596	14	0.13	9,457	35	0.37
Federal Home Loan Bank advances	274	12	4.38	16,317	337	2.07	61,483	1,400	2.28
Subordinated debentures	21,733	1,124	5.17	—	—	—	—	—	—
Total interest bearing liabilities	4,538,911	18,269	0.40	3,391,709	6,002	0.18	2,618,848	11,950	0.46
Non-interest bearing liabilities:									
Non-interest bearing demand deposits	2,053,213			1,578,795			1,100,942		
Accrued interest payable and other	107,958			83,121			77,684		
Total liabilities	6,700,082			5,053,625			3,797,474		
Stockholders' equity	738,798			573,261			420,119		
Total liabilities and stockholder's equity	$7,438,880			$5,626,886			$4,217,593		
Net interest income		$ 234,267			$ 171,508			$ 136,133	
Net interest spread			3.21 %			3.16 %			3.22 %
Net interest margin			3.35 %			3.22 %			3.39 %

Supplemental Information - Total Company Average Balance Sheets and Interest Rates (FTE)

- *Average loan balances include the principal balance of non-accrual loans, as well as unearned income such as loan premiums, discounts, fees/costs and exclude participation loans accounted for as secured borrowings. Participation loans averaged $5 million, $5 million and $8 million for the years ended December 31, 2022, 2021 and 2020, respectively.*

- *Interest income on a FTE basis includes additional amounts of interest income that would have been earned if investments in certain tax-exempt interest earning assets had been made in assets subject to federal taxes yielding the same after-tax income. Interest income on municipal securities and tax-exempt loans has been calculated on a FTE basis using a federal income tax rate of 21%. Approximate tax equivalent adjustments to interest income were $884,000, $434,000 and $212,000 for the years ended December 31, 2022, 2021 and 2020, respectively.*

- *Interest income includes loan fees of $10.3 million ($4.2 million associated with the PPP), $20.5 million ($18.1 million associated with the PPP) and $10.6 million ($9.1 million associated with the PPP) for the years ended December 31, 2022, 2021 and 2020, respectively. Interest income on loans may be impacted by the level of prepayment fees collected and accretion related to loans purchased.*

- *Net interest income, the most significant component of Bancorp's earnings, represents total interest income less total interest expense. The level of net interest income is determined by mix and volume of interest earning assets, interest bearing deposits and borrowed funds, and changes in interest rates.*

- *NIM represents net interest income on a FTE basis as a percentage of average interest earning assets.*

- *Net interest spread (FTE) is the difference between taxable equivalent rates earned on interest earning assets less the cost of interest bearing liabilities.*

- *The fair market value adjustment on investment securities resulting from ASC 320, Investments – Debt and Equity Securities is included as a component of other assets.*

The following table illustrates the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities impacted Bancorp's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate. Tax-equivalent adjustments are based on a federal income tax rate of 21%. The change in interest due to both rate and volume has been allocated to the change due to rate and the change due to volume in proportion to the relationship of the absolute dollar amounts of the change in each.

Rate/Volume Analysis (FTE)

(in thousands)	Year ended December 31, 2022 Compared to Year ended December 31, 2021			Year ended December 31, 2021 Compared to Year ended December 31, 2020		
	Total Net Change	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume	Total Net Change	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume
Interest income:						
Federal funds sold and interest bearing due from banks	$ 5,373	$ 5,326	$ 47	$ (93)	$ (547)	$ 454
Mortgage loans held for sale	(59)	(9)	(50)	(284)	(74)	(210)
Investment securities:						
Taxable	15,727	4,239	11,488	3,143	(3,210)	6,353
Tax-exempt	1,511	194	1,317	75	(114)	189
Federal Home Loan Bank stock	243	219	24	9	20	(11)
SBA Paycheck Protection Program (PPP) loans	(17,246)	8,919	(26,165)	8,408	9,928	(1,520)
Non-PPP Loans	69,477	16,874	52,603	18,169	(10,096)	28,265
Total interest income	75,026	35,762	39,264	29,427	(4,093)	33,520
Interest expense:						
Deposits:						
Interest bearing demand	7,415	6,580	835	(5)	(647)	642
Savings	545	454	91	57	23	34
Money market	4,695	4,521	174	(893)	(1,136)	243
Time	(1,870)	(2,315)	445	(4,010)	(4,143)	133
Total interest bearing deposits	10,785	9,240	1,545	(4,851)	(5,903)	1,052
Securities sold under agreements to repurchase	543	500	43	(13)	(28)	15
Federal funds purchased	140	142	(2)	(21)	(25)	4
Federal Home Loan Bank advances	(325)	(158)	(167)	(1,063)	(119)	(944)
Subordinated debt	1,124	—	1,124	—	—	—
Total interest expense	12,267	9,724	2,543	(5,948)	(6,075)	127
Net interest income	$ 62,759	$ 26,038	$ 36,721	$ 35,375	$ 1,982	$ 33,393

Asset/Liability Management and Interest Rate Risk

Managing interest rate risk is fundamental for the financial services industry. The primary objective of interest rate risk management is to neutralize effects of interest rate changes on net income. By considering both on and off-balance sheet financial instruments, management evaluates interest rate sensitivity with the goal of optimizing net interest income within the constraints of prudent capital adequacy, liquidity needs, market opportunities and customer requirements.

Interest Rate Simulation Sensitivity Analysis

Bancorp uses an earnings simulation model to estimate and evaluate the impact of an immediate change in interest rates on earnings in a one-year forecast. The simulation model is designed to reflect dynamics of interest earning assets and interest bearing liabilities. By estimating effects of interest rate fluctuations, the model can approximate interest rate risk exposure. This simulation model is used by management to gauge approximate results given a specific change in interest rates at a given point in time. The model is therefore a tool to indicate earnings trends in given interest rate scenarios and may not indicate actual or expected results.

The results of the interest rate sensitivity analysis performed as of December 31, 2022 were derived from the long-term, conservative assumptions Bancorp uses in the model, particularly in relation to deposit betas, which measure how responsive management's deposit repricing may be to changes in market rates and are based on historical data. The results presented below reflect an interest rate sensitivity analysis that incorporates a deposit beta of approximately 60%, which approximates Bancorp's long-term average. While the beta's experienced in 2022 were significantly below this level, the Company anticipates the future betas will be closer to, or even exceed, historic averages.

Bancorp's interest rate simulation sensitivity analysis details that increases in interest rates of 100, 200 and 300 bps would have a negative effect on net interest income, respectively, while decreases of 100 and 200 bps in interest rates would have a positive effect on net interest income. These results depict a slightly liability sensitive interest rate risk profile. The decrease in net interest income in the rising rate scenarios is primarily due to variable rate loans and short-term investments repricing slower than deposits and short-term borrowings.

	Change in Rates				
	-200 Basis Points	-100 Basis Points	+100 Basis Points	+200 Basis Points	+300 Basis Points
% Change from base net interest income at December 31, 2022	0.58%	0.34%	-1.71%	-3.44%	-5.17%

Bancorp's loan portfolio is currently composed of approximately 71% fixed and 29% variable rate loans, with the fixed rate portion pricing generally based on a spread to the five year treasury curve at the time of origination and the variable portion pricing based on an on-going spread to Prime (approximately 65%) or one month LIBOR/SOFR (approximately 35%).

In July 2017, the Financial Conduct Authority (the "FCA"), the authority regulating LIBOR, along with various other regulatory bodies, announced that LIBOR would likely be discontinued at the end of 2021. Subsequent to that announcement, in November 2020, the FCA announced that many tenors of LIBOR would continue to be published through June 2023. Subsequent to this, Bank regulators instructed banks to discontinue new originations referencing LIBOR as soon as possible, but no later than December 2021. Effective December 31, 2021, LIBOR is no longer used to issue new loans in the U.S. It is expected to be replaced primarily by the SOFR, which many experts consider a more accurate and more secure pricing benchmark. To facilitate the transition process, management has instituted an enterprise-wide program to identify, assess, and monitor risks associated with the expected discontinuance or unavailability of LIBOR.

On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act was signed into law as part of the Consolidated Appropriations Act of 2022. This legislation established a uniform benchmark replacement process for financial contracts that mature after the cessation of LIBOR (scheduled for June 2023) that do not contain clearly defined or practicable fallback provisions. The legislation also established a safe harbor for lenders, providing protection from litigation associated with choosing a replacement rate recommended by the FRB, such as SOFR, and also allows for the continued use of any appropriate benchmark rate for new contracts.

As of December 31, 2022, the Company had approximately $477 million in loans and interest rate derivative contracts of $120 million (notional amount) that reference LIBOR. Each of the LIBOR-referenced amounts discussed above will vary in future periods as current contracts expire with potential replacement contracts using either LIBOR or an alternative reference rate. The Company, and other industry participants, continue to review alternative reference rates that could be utilized as a replacement for LIBOR. The Company had $206 million in loans that were indexed to SOFR at December 31, 2022.

Periodically, Bancorp enters into interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value, with changes in fair value recorded in other non-interest income as interest rates fluctuate. Because of matching terms of offsetting contracts, in addition to collateral provisions which mitigate the impact of non-performance risk, changes in fair value subsequent to initial recognition have a minimal effect on earnings, and are therefore not included in the simulation analysis results above. For additional information see the Footnote titled *"Assets and Liabilities Measured and Reported at Fair Value."*

In addition, Bancorp periodically uses derivative financial instruments as part of its interest rate risk management, including interest rate swaps. These interest rate swaps are designated as cash flow hedges as described in the Footnote titled *"Interest Rate Swaps."* For these derivatives, the effective portion of gains or losses is reported as a component of OCI, and is subsequently reclassified into earnings as an adjustment to interest expense in periods in which the hedged forecasted transaction affects earnings. As of December 31, 2022, Bancorp had no outstanding interest rate swaps designated as cash flow hedges.

Provision for Credit Losses

Provision for credit losses on loans at December 31, 2022 represents the amount of expense that, based on Management's judgment, is required to maintain the ACL for loans at an appropriate level under the CECL model. The determination of the amount of the ACL for loans is complex and involves a high degree of judgment and subjectivity. See the footnote titled "*Summary of Significant Accounting Policies*" for detailed discussion regarding Bancorp's ACL methodology by loan segment.

An analysis of the changes in the ACL on loans, including provision, and selected ratios follow:

As of and for the years ended December 31, *(dollars in thousands)*	2022	2021	2020
Beginning balance	$ 53,898	$ 51,920	$ 26,791
Acquired PCD loans (goodwill adjustment)	9,950	6,757	—
CECL - cumulative adjustment	—	—	9,856
Adjusted beginning balance	63,848	58,677	36,647
Provision for credit losses on loans	5,253	(6,000)	16,918
Provision for credit losses on loans - acquired loans	4,429	7,397	—
Total provision for credit losses on loans	9,682	1,397	16,918
Total charge-offs	(2,307)	(7,681)	(2,101)
Total recoveries	2,308	1,505	456
Net loan (charge-offs) recoveries	1	(6,176)	(1,645)
Ending balance	$ 73,531	$ 53,898	$ 51,920
Average total loans	$ 4,819,124	$ 3,951,257	$ 3,304,909
Provision for credit losses on loans to average total loans	0.20%	0.04%	0.51%
Net loan (charge-offs) recoveries to average total loans	0.00%	-0.16%	-0.05%
ACL for loans to total loans	1.41%	1.29%	1.47%
ACL for loans to total loans (excluding PPP) (1)	1.42%	1.34%	1.74%
ACL for loans to average total loans	1.53%	1.36%	1.57%

(1) See the section titled "Non-GAAP Financial Measures" for reconcilement of non-GAAP to GAAP measures.

Discussion of 2022 vs 2021:

The ACL for loans totaled $74 million as of December 31, 2022 compared to $54 million at December 31, 2021, representing an ACL to total loans ratio of 1.41% and 1.29% for those periods, respectively. The ACL to loans (excluding PPP loans) was 1.42% at December 31, 2022 compared to 1.34% at December 31, 2021. Based on the 100% SBA guarantee of the PPP loan portfolio, which totaled $19 million at December 31, 2022 and $141 million at December 31, 2021, Bancorp did not reserve for potential losses for these loans within the ACL. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Provision expense for credit losses on loans (excluding acquisition-related activity) of $5.3 million was recorded for the year ended December 31, 2022. Significant organic loan growth, inflation and recession-based increases in the projected unemployment rate forecast, along with qualitative factor updates related to the potential impact of rising rates on the C&I portfolio, were the main drivers of expense within the CECL model for 2022. Further, net charge off/recovery activity for the year ended December 31, 2022 was minimal.

Credit loss expense recorded for the acquired CB loan portfolio totaled $4.4 million and was recorded in the first quarter of 2022, bringing total provision for credit losses on loans to $9.7 million for the year ended December 31, 2022. Further, the ACL for loans was also increased $10 million as a result of the PCD loan portfolio added through the CB acquisition during the first quarter, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense).

Total provision expense for credit losses on loans of $1.4 million was recorded for the year ended December 31, 2021, as acquisition-related expense competed with a number of improving factors within the CECL model. Expense totaling $7.4 million was recorded in association with the non-PCD loan portfolio added through the KB acquisition during the second quarter of 2021, which was partially offset by a net benefit of $6.0 million recorded for the year ended December 31, 2021, and was driven by a then-improving unemployment forecast, updates to Bancorp's CECL modeling and strong historic credit metrics. Further, the ACL for loans was also increased $6.8 million as a result of the PCD loan portfolio added through the KB acquisition during the second quarter of 2021, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense).

The ACL for off balance sheet credit exposures, while separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, also experienced an increase between December 31, 2021 and December 31, 2022. The CB acquisition resulted in a $500,000 increase to the ACL for off balance sheet credit exposures during the first quarter of 2022, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense). Provision for credit loss expense for off balance sheet credit exposures of $575,000 was also recorded for the year ended December 31, 2022, driven mainly by the addition of new lines of credit, and thus increased availability, largely within the C&D portfolio. ACL for off balance sheet credit exposures stood at $4.5 million as of December 31, 2022 compared to $3.5 million as of December 31, 2021.

While the year ended December 31, 2021 experienced a similar $250,000 increase to the ACL for off balance sheet credit exposures as a result of the KB acquisition, negative provision for credit loss expense for off balance sheet credit exposures totaling $2.2 million was recorded for the year ended December 31, 2021. This large benefit was the result of general declines in reserve loss percentages consistent with then-improving CECL model factors and improvement in line of credit utilization.

Bancorp's loan portfolio is well-diversified with no significant concentrations of credit. Geographically, most loans are extended to borrowers in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets. The adequacy of the ACL is monitored on an ongoing basis and it is the opinion of management that the balance of the ACL at December 31, 2022 is adequate to absorb probable losses inherent in the loan portfolio as of the financial statement date.

Discussion of 2021 vs 2020:

The ACL on loans totaled $54 million as of December 31, 2021 compared to $52 million at December 31, 2020, representing an ACL to total loans ratio of 1.29% and 1.47% for those periods, respectively. The ACL to total loans (excluding PPP loans) was 1.34% at December 31, 2021 compared to 1.74% at December 31, 2020, the decrease stemming from loan growth and a lower ACL. Based on the 100% SBA guarantee of the PPP loan portfolio, which totaled $141 million (net of unamortized deferred fees) at December 31, 2021 and $550 million at December 31, 2020, Bancorp did not record a general reserve for potential losses for these loans within the ACL. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Upon adoption of ASC 326 effective January 1, 2020, Bancorp recorded an increase of $8.2 million to the ACL on loans and a corresponding decrease to retained earnings, net of the DTA impact. In addition, non-accretable yield marks of $1.6 million related to formerly classified PCI loans were reclassed between the amortized cost basis of loans and corresponding ACL on loans, which were subsequently charged-off in the third quarter of 2020 with no resulting impact to provision for credit loss expense. The adjustment upon adoption of ASC 326 raised the beginning balance of the ACL on loans to $37 million on January 1, 2020.

In total, provision for credit losses on loans decreased $15.5 million, or 92%, for the year ended December 31, 2021 compared to the same period of 2020. The significantly higher expense recorded for the year ended December 31, 2020 was the result of CECL adoption and the subsequent pandemic-related developments experienced shortly thereafter, particularly elevated future unemployment forecasts.

Due to continued improvement in the unemployment forecast, updates to Bancorp's CECL modeling and strong historic credit metrics, a net benefit (excluding acquisition-related activity) of $6.0 million was recorded for the year ended December 31, 2021, which was offset by credit loss expense on loans associated with the non-PCD loan portfolio added as a result of the KB acquisition, which was recorded during the second quarter of 2021 and totaled $7.4 million.

Further, the ACL on loans was also increased $6.8 million as a result of the PCD loan portfolio added through the KB acquisition during the second quarter, with the corresponding offset recorded to goodwill. Partially offsetting this increase was net charge off activity of $6.2 million for the year ended December 31, 2021, serving to reduce the ACL on loans. Net charge off activity for 2021 was driven by the charge off of two CRE relationships totaling $4.4 million. These charged off amounts were fully reserved and had no income statement impact for the year ended December 31, 2021. In addition, there was a $555,000 recovery of a note that was fully charged off in 2020.

While separate from the ACL on loans and recorded in other liabilities on the consolidated balance sheets, the ACL for off balance sheet credit exposures also experienced a decrease between December 31, 2020 and December 31, 2021. A net benefit of $2.2 million was recorded for the year ended December 31, 2021, as nearly all applicable loan segments experienced declines in their reserve loss percentages consistent with generally improving model factors and improvement in line of credit utilization, most notably within the C&I portfolio. In addition, the ACL for off balance sheet credit exposures was increased $250,000 as a result of available credit added through the KB acquisition during the second quarter, with the corresponding offset recorded to goodwill. The ACL for off balance sheet credit exposures stood at $3.5 million as of December 31, 2021 compared to $5.4 million as of December 31, 2020.

Non-Interest Income

				Variance			
(dollars in thousands)				**2022 / 2021**		**2021 / 2020**	
Years Ended December 31,	**2022**	**2021**	**2020**	**$**	**%**	**$**	**%**
Wealth management and trust services	$ 36,111	$ 27,613	$ 23,406	$ 8,498	31 %	$ 4,207	18 %
Deposit service charges	8,286	5,852	4,161	2,434	42	1,691	41
Debit and credit card income	18,623	13,456	8,480	5,167	38	4,976	59
Treasury management fees	8,590	6,912	5,407	1,678	24	1,505	28
Mortgage banking income	3,210	4,724	6,155	(1,514)	(32)	(1,431)	(23)
Net investment products sales commissions and fees	3,063	2,553	1,775	510	20	778	44
Bank owned life insurance	1,597	914	693	683	75	221	32
Gain (loss) on sale of premises and equipment	4,369	(78)	150	4,447	NM	(228)	(152)
Other	5,300	3,904	1,672	1,396	36	2,232	133
Total non-interest income	$ 89,149	$ 65,850	$ 51,899	$ 23,299	35 %	$ 13,951	27 %

NM - Not Meaningful

Discussion of 2022 vs 2021:

Total non-interest income increased $23.3 million, or 35%, for the year ended December 31, 2022 compared to the same period of 2021. Non-interest income comprised 28% of total revenue, defined as net interest income and non-interest income, for the years ended December 31, 2022 and 2021, respectively. WM&T services comprised 41% of total non-interest income for the year ended December 31, 2022 compared to 42% for the same period of 2021, respectively. Acquisition-related activity drove a significant portion of the non-interest income increase for the year ended December 31, 2022 compared to the same period of 2021.

WM&T Services:

The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size. WM&T revenue increased $8.5 million, or 31%, for the year ended December 31, 2022 as compared with the same period of 2021. Significant growth in AUM drove the increase over prior year, consistent with acquisition-related activity and organic new business development. However, significant declines in both fixed income and equity markets weighed heavily on WM&T revenue in 2022, as inflation and recession-based fears, coupled with geopolitical tensions, have resulted in continued volatility.

Recurring fees earned for managing accounts are based on a percentage of market value of AUM and are typically assessed on a monthly basis. Recurring fees, which generally comprise the vast majority of WM&T revenue, increased $8.7 million, or 32%, for the year ended December 31, 2022, as compared with the same period of 2021, as a result of the aforementioned acquisition-related and organic business development.

A portion of WM&T revenue, most notably executor and certain employee benefit plan-related fees, are non-recurring in nature and the timing of these revenues typically correspond with the related administrative activities. For this reason, such fees are subject to greater period over period fluctuation. Total non-recurring fees decreased $194,000, or 32%, for the year ended December 31, 2022, as compared with the same period of 2021, consistent with lower estate fee revenue.

AUM, stated at market value, totaled $6.59 billion at December 31, 2022 compared to $4.80 billion at December 31, 2021. The large increase is attributed mainly to AUM of $2.65 billion added through the first quarter CB acquisition, as well as organic net new business growth over the past year, which were partially offset by significant declines in both fixed income and equity markets during 2022, as previously noted.

Contracts between WM&T and their customers do not permit performance-based fees and accordingly, none of the WM&T revenue is performance based. Management believes the WM&T department will continue to factor significantly in Bancorp's financial results and provide strategic diversity to revenue streams.

Detail of WM&T Service Income by Account Type:

(in thousands)

Years Ended December 31,		2022		2021		2020
Investment advisory	$	13,697	$	12,003	$	9,747
Personal trust		13,213		7,569		7,027
Personal investment retirement		6,186		5,168		4,319
Company retirement		1,520		1,798		1,457
Foundation and endowment		1,051		797		589
Custody and safekeeping		310		146		129
Brokerage and insurance services		67		78		45
Other		67		54		93
Total WM&T services income	$	36,111	$	27,613	$	23,406

The preceding table demonstrates that WM&T fee revenue is concentrated within investment advisory and personal trust accounts. WM&T fees are predominantly based on AUM and tailored for individual/company accounts and/or relationships with fee structures customized based on account type and other factors with larger relationships paying a lower percentage of AUM in fees. For example, recurring AUM fee structures are in place for investment management, irrevocable and revocable trusts, personal investment retirement accounts and accounts holding only fixed income securities. Company retirement plan services can consist of a one-time conversion fee with recurring AUM fees to follow. While there are also fee structures for estate settlements, income received is often non-recurring in nature. Fee structures are agreed upon at the time of account opening and any subsequent revisions are communicated in writing to the customer. WM&T fees earned are not performance-based nor are they based on investment strategy or transactions. Bancorp also earns management fees on in-house investments funds acquired from CB.

Assets Under Management by Account Type:

Total AUM (not included on balance sheet) increased from $4.80 billion at December 31, 2021 to $6.59 billion at December 31, 2022 as follows:

(in thousands)	December 31, 2022			December 31, 2021		
	Managed	Non-managed (1)	Total	Managed	Non-managed (1)	Total
Investment advisory	$ 2,249,017	$ 63,691	$ 2,312,708	$ 1,919,593	$ 34,879	$ 1,954,472
Personal trust	1,744,522	474,373	2,218,895	939,703	150,221	1,089,924
Personal investment retirement	756,126	27,065	783,191	620,312	3,478	623,790
Company retirement	52,891	524,568	577,459	35,234	599,129	634,363
Foundation and endowment	428,018	8,219	436,237	368,572	1,532	370,104
Subtotal	$ 5,230,574	$ 1,097,916	$ 6,328,490	$ 3,883,414	$ 789,239	$ 4,672,653
Custody and safekeeping	—	256,791	256,791	—	128,178	128,178
Total	$ 5,230,574	$ 1,354,707	$ 6,585,281	$ 3,883,414	$ 917,417	$ 4,800,831

(1) Non-managed assets represent those for which the WM&T department does not hold investment discretion.

As of December 31, 2022 and 2021, approximately 79% and 81%, respectively, of total AUM were actively managed. Company retirement plan accounts primarily consist of participant-directed assets. The amount of custody and safekeeping accounts are insignificant.

Managed Trust AUM by Class of Investment:

(in thousands)	December 31, 2022	December 31, 2021
Interest bearing deposits	$ 185,080	$ 173,603
Treasury and government agency obligations	176,917	39,736
State, county and municipal obligations	201,038	110,795
Money market mutual funds	108,751	7,299
Equity mutual funds	1,125,540	944,500
Other mutual funds - fixed, balanced and municipal	583,713	612,913
Other notes and bonds	209,178	171,087
Common and preferred stocks	2,180,390	1,681,006
Common trust funds and collective investment funds	114,458	-
Real estate mortgages	774	-
Real estate	57,297	58,344
Other miscellaneous assets (1)	287,438	84,131
Total managed assets	$ 5,230,574	$ 3,883,414

(1) Includes client directed instruments including rights, warrants, annuities, insurance policies, unit investment trusts, and oil and gas rights.

Managed assets are invested in instruments for which market values can be readily determined, the majority of which are sensitive to market fluctuations and consist of approximately 63% in equities and 37% in fixed income securities as of December 31, 2022 compared to 68% and 32% as of December 31, 2021. This composition has been relatively consistent from period to period. Common trust funds and collective investment funds were added as a result of the CB acquisition in 2022. However, these investments are immaterial to WM&T revenue, AUM and the overall strategy of our WM&T business.

Additional Sources of Non-interest income:

Deposit service charges, which consist of non-sufficient funds charges and to a lesser extent, other activity based charges, increased $2.4 million, or 42%, for the year ended December 31, 2022, as compared with the prior year, mainly as a result of the contribution associated with acquisition-related activity over the past 12 months. Outside of acquisition-related growth, an industry-wide decline in the volume of fees earned on overdrawn checking accounts has been experienced over the past several years. This trend has been driven by lower check presentment volume, which has in turn led to fewer overdrawn accounts in general. Further, Bancorp anticipates that future growth of this revenue stream could be significantly impacted by changing industry practices. Bancorp could be faced with strategic decisions surrounding deposit-related service charges in the future, which could negatively impact the contributions made by this, or similar, revenue streams.

Debit and credit card income consists of interchange revenue, ancillary fees and incentives received from card processors. Debit and credit card revenue increased $5.2 million, or 38%, for the year ended December 31, 2022, as compared with the same period of 2021, as a result of increased transaction volume and continued expansion of the customer bases, both organically and through acquisition-related activity. Total debit card income increased $3.8 million, or 40%, and total credit card income increased $1.4 million, or 35%, for the year ended December 31, 2022 compared the year ended December 31, 2021. Bancorp expects this revenue stream will continue to increase with expansion of the customer base and further expansion of the debit and credit card programs.

Treasury management fees primarily consist of fees earned for cash management services provided to commercial customers. This category continues to stand out as a consistent, growing source of revenue for Bancorp and increased $1.7 million, or 24%, for the year ended December 31, 2022 compared to the prior year, driven by increased transaction volume, new product sales and customer base expansion. Both organic and acquisition-related sales efforts have led to the expansion of online services, ACH origination, remote deposit and fraud mitigation services over the past year. Bancorp anticipates this income category will continue to increase based on continued customer base growth and the expanding suite of services offered within Bancorp's treasury management platform.

Mortgage banking income primarily includes gains on sales of mortgage loans and net loan servicing income offset by MSR amortization. Bancorp's mortgage banking department predominantly originates residential mortgage loans to be sold in the secondary market, primarily to FNMA and FHLMC. Bancorp offers conventional, VA, FHA and GNMA financing for purchases and refinances, as well as programs for first-time homebuyers. Interest rates on mortgage loans directly influence the volume of business transacted by the mortgage-banking department. Mortgage banking revenue decreased $1.5 million, or 32%, for the year ended December 31, 2022, as compared with the same period of 2021. Overall volume declined in 2022 compared to the prior year as a result of rising interest rates and low housing inventory. While this has in turn led to the year-over-year decline noted above, mortgage banking income has benefitted from the addition of the mortgage loan servicing portfolio added through the CB acquisition, comprising approximately $1.43 billion in mortgage loans at December 31, 2022.

Net investment product sales commissions and fees are generated primarily on stock, bond and mutual fund sales, as well as wrap fees earned on brokerage accounts. Wrap fees represent quarterly charges for investment programs that bundle together a suite of services, such as brokerage, advisory, research and management and are based on a percentage of account assets. Bancorp deploys its financial advisors primarily through its branch network via an arrangement with a third party broker-dealer, while larger managed accounts are serviced by Bancorp's WM&T Department. Net investment product sales commissions and fees increased $510,000, or 20%, for the year ended December 31, 2022, as compared with the same period of 2021, driven by acquisition-related growth, which included the addition of financial advisors, and increased trading activity associated with general market volatility.

BOLI assets represent the cash surrender value of life insurance policies on certain active and non-active employees who have provided consent for Bancorp to be the beneficiary for a portion of such policies. The related change in cash surrender value and any death benefits received under the policies are recorded as non-interest income. This income serves to offset the cost of various employee benefits. During the third quarter of 2022, Bancorp purchased an additional $30 million of BOLI assets in an effort to diversify investment of excess liquidity, bringing total BOLI assets to $85 million as of December 31, 2022. BOLI income increased $683,000, or 75%, for the year ended December 31, 2022 compared to the same period of the prior year, which was attributed mainly to the additional investment noted above and contributions from the BOLI portfolio added as a result of the KB acquisition in May of 2021.

During the third and fourth quarters of 2022, Bancorp completed the sale of certain acquired properties that overlapped with existing locations, recording a pre-tax gain of $4.4 million as a result.

Other non-interest income increased $1.4 million, or 36%, for the year ended December 31, 2022 compared with the same period of 2021. The increase was driven largely by the contribution from LFA, a financial advising firm added through the CB acquisition, and an increase in other miscellaneous fee income. As previously noted, Bancorp's partial interest in LFA was sold effective December 31, 2022. Other non-interest income attributed to Bancorp's partial interest in LFA totaled $1.3 million for the year ended December 31, 2022.

Discussion of 2021 vs 2020:

Total non-interest income increased $14.0 million, or 27%, for the year ended December 31, 2021 compared to the same period in 2020. Non-interest income comprised 28% of total revenue for both the year ended December 31, 2021 and 2020, respectively. WM&T services comprised 42% of Bancorp's total non-interest income for the year ended December 31, 2021 compared to 45% for the same period of 2020.

WM&T revenue increased $4.2 million, or 18%, for the year ended December 31, 2021, as compared with the same period of 2020. Stock market appreciation, coupled with then-record net new business development and to a lesser extent, the KB acquisition, drove the substantial increase for 2021 as compared to 2020.

Deposit service charges increased $1.7 million, or 41%, for the year ended December 31, 2021, as compared with the same period in 2020. The increase resulted from the combination of a meaningful contribution associated with the KB acquisition and a recovery from the subdued activity experienced in 2020, as customer behavior and transaction volume was significantly impacted by pandemic-related developments.

Debit and credit card revenue increased $5.0 million, or 59%, for the year ended December 31, 2021, as compared with the same period in 2020, as a result of increased transaction volume and continued expansion of the customer bases, both organically and through acquisition-related activity. Total debit card income increased $3.6 million, or 61%, while total credit card income increased $1.4 million, or 54%. Similar to deposit service charges above, debit and credit card revenue volume benefitted from both acquisition-related activity and a recovery from the pandemic-related slowdowns of 2020.

Treasury management fees increased $1.5 million, or 28%, for the year ended December 31, 2021 compared to 2020, as a result of strong new product sales and customer base expansion. The demand for Bancorp's treasury products increased during the pandemic, as these products allowed customers to operate more efficiently in a decentralized environment.

Mortgage banking revenue decreased $1.4 million, or 23%, for the year ended December 31, 2021 as compared with the same period of 2020. The sustained low long-term interest rate environment that incentivized refinancing and purchasing activity resulted in elevated mortgage banking income in 2020. Over the course of 2021, volume began normalizing as the pool of potential customers who had yet to refinance shrank, general housing inventory remained limited and interest rates began to rise above the absolute low levels experienced in 2020, resulting in lower mortgage banking income.

Net investment product sales commissions and fees increased $778,000, or 44%, for the year December 31, 2021, as compared with the same period of 2020, due to the KB acquisition and increased trading activity.

BOLI income increased $221,000, or 32% for the year ended December 31, 2021 compared to the same period of 2020, attributed in large part to BOLI assets added through the KB acquisition.

Other non-interest income increased $2.2 million, for the year ended December 31, 2021 as compared with the same period of 2020. This increase was driven by a plethora of activity, most notably a death benefit of $523,000 on an insurance policy outside of traditional BOLI, stronger market returns on such insurance policies, the addition of the Captive through the KB acquisition and gains on OREO sold.

Non-interest expenses

Years Ended December 31, *(dollars in thousands)*	2022	2021	2020	Variance 2022 / 2021 $	%	2021 / 2020 $	%
Compensation	$ 86,640	$ 63,034	$ 51,368	$ 23,606	37 %	$ 11,666	23 %
Employee benefits	16,568	13,479	11,064	3,089	23	2,415	22
Net occupancy and equipment	14,298	9,688	8,182	4,610	48	1,506	18
Technology and communication	14,897	11,145	8,732	3,752	34	2,413	28
Debit and credit card processing	5,909	4,494	2,606	1,415	31	1,888	72
Marketing and business development	5,005	4,150	2,383	855	21	1,767	74
Postage, printing and supplies	3,354	2,213	1,778	1,141	52	435	24
Legal and professional	2,943	2,583	2,392	360	14	191	8
FDIC insurance	2,758	1,847	1,217	911	49	630	52
Amortization of investments in tax credit partnerships	353	367	3,096	(14)	(4)	(2,729)	(88)
Capital and deposit based taxes	2,621	2,090	4,386	531	25	(2,296)	(52)
Merger expenses	19,500	19,025	—	475	2	19,025	100
Federal Home Loan Bank early termination penalty	—	474	—	(474)	(100)	474	100
Intangible amortization	5,544	770	323	4,774	620	447	138
Loss on sale of interest in LFA	870	—	—	870	100	—	—
Other	10,531	6,921	4,132	3,610	52	2,789	67
Total non-interest expenses	$ 191,791	$ 142,280	$ 101,659	$ 49,511	35 %	$ 40,621	40 %

Discussion of 2022 vs 2021:

Total non-interest expenses increased $49.5 million, or 35%, for the year ended December 31, 2022 compared to the prior year. Compensation and employee benefits comprised 54% of total non-interest expenses for the years ended December 31, 2022 and 2021, respectively. Excluding merger expenses, compensation and employee benefits comprised 60% of total non-interest expenses for the year ended December 31, 2022, compared to 62% for the year ended December 31, 2021.

Compensation, which includes salaries, incentives, bonuses and stock based compensation, increased $23.6 million, or 37%, for the year ended December 31, 2022 compared to the prior year. The increase was attributed to growth in full time equivalent employees, annual merit-based salary increases and higher incentive compensation expense. Net full time equivalent employees totaled 1,040 at December 31, 2022 compared to 820 at December 31, 2021. The acquisitions of CB in March of 2022 and KB in May of 2021 resulted in the combined addition of 372 full time equivalent employees over the past two years.

Employee benefits consists of all personnel-related expense not included in compensation, with the most significant items being health insurance, payroll taxes and employee retirement plan contributions. Employee benefits increased $3.1 million, or 23%, for the year ended December 31, 2022 compared to the prior year, consistent with the overall increase in full time equivalent employees noted previously.

Net occupancy and equipment expenses primarily include depreciation, rent, property taxes, utilities and maintenance. Costs of capital asset additions flow through the statement of income over the lives of the assets in the form of depreciation expense. Net occupancy increased $4.6 million, or 48%, for the year ended December 31, 2022 compared to the prior year. In connection with the CB acquisition, 15 branches were acquired, four of which were closed shortly after acquisition in addition to one existing SYB location, as a result of branch overlap. The KB acquisition in May of 2021 resulted in the addition of 19 branch locations in addition to operational buildings. At December 31, 2022, Bancorp's branch network consisted of 73 locations throughout Louisville, central, eastern and Northern Kentucky, as well as the markets of Indianapolis, Indiana and Cincinnati, Ohio.

Technology and communication expenses include computer software amortization, equipment depreciation and expenditures related to investments in technology needed to maintain and improve the quality of customer delivery channels, information security and internal resources. Technology expense increased $3.8 million, or 34%, for the year ended December 31, 2022 compared to the prior year, consistent with acquisition-related activity, customer expansion and core system upgrades.

Bancorp outsources processing for debit and commercial credit card operations, which generate significant revenue for the Company. These expenses fluctuate consistent with transaction volumes. Debit and credit card processing expense increased $1.4 million, or 31%, for the year ended December 31, 2022, correlating in part with the increase in transaction volume and customer base expansion resulting from both organic and acquisition-related growth that served to increase corresponding debit and credit card non-interest income.

Marketing and business development expenses include all costs associated with promoting Bancorp including community support, retaining customers and acquiring new business. Marketing and business development expenses increased $855,000, or 21%, for the year ended December 31, 2022 compared to the prior year. The increase corresponds with strategic decisions to advertise and promote in Bancorp's new markets, as well as general expansion of Bancorp's existing and prospective customer base and a post-pandemic return to in-person client meeting/entertainment.

Postage, printing and supplies expense increased $1.1 million, or 52%, for the year ended December 31, 2022 compared to the prior year, consistent with increased customer communication and Bancorp's expansion tied to acquisition-related activity.

Legal and professional fees increased $360,000, or 14%, for the year ended December 31, 2022 compared to the prior year. The increase over prior year was driven by various consulting engagements, collection-related expenses and litigation costs arising through the normal course of business. Legal and professional fees associated with merger-related activity are captured in merger expenses.

FDIC insurance increased $911,000, or 49%, for the year ended December 31, 2022 compared to the prior year, consistent with organic and acquisition-related balance sheet growth for which the insurance is assessed on.

Tax credit partnerships generate federal income tax credits, and for each of Bancorp's investments in tax credit partnerships, the tax benefit, net of related expenses, results in a positive effect upon net income. Amounts of credits and corresponding expenses can vary widely depending upon the timing and magnitude of the underlying investments. Amortization expense associated with these investments decreased $14,000 for the year ended December 31, 2022 compared to the prior year.

Capital and deposit based taxes, which consist primarily of deposit-based taxes and state of Ohio franchise taxes, increased $531,000, or 25%, for the year ended December 31, 2022 compared to the prior year, as a result of both organic and acquisition-related growth.

Merger expenses represent non-recurring expenses associated with completion of acquisitions and consist primarily of investment banker fees, legal fees, various compensation-related expenses, early termination fees relating to various contracts and system conversion expenses. Merger expenses totaled $19.5 million for the year ended December 31, 2022 and were attributed to the completion of the CB acquisition. By comparison, merger expensed for the year ended December 31, 2021 totaled $19.0 million, of which all but $525,000 was associated with the completion of the KB acquisition.

An early termination fee of $474,000 was recorded for the year ended December 31, 2021 in relation to the pre-payment of $14 million in FHLB advances prior to contractual maturities. Bancorp chose to payoff these term advances during the second quarter of 2021 due to excess liquidity held on the balance sheet and the near-term outlook for low interest rates at the time of payoff. No such activity was recorded for the year ended December 31, 2022.

Intangible amortization expense consists of amortization associated with the CDI of acquired deposit portfolios, as well as other intangibles related to customer lists of the WM&T and LFA business lines added through the CB acquisition. The intangibles are generally amortized on an accelerated basis over a period of approximately ten years. Intangible amortization for the year ended December 31, 2022 totaled $5.5 million compared to $770,000 for the same period of the prior year, the significant increase stemming from the CB acquisition. As previously noted, Bancorp's partial interest in LFA was sold effective December 31, 2022. Amortization expense associated with the CLI of the LFA business totaled $357,000 for the year ended December 31, 2022.

As noted previously, Bancorp's partial interest in LFA was sold effective December 31, 2022. The sale resulted in a pre-tax loss of $870,000, which was recorded as non-interest expense for the year ended December 31, 2022.

Other non-interest expenses increased $3.6 million, or 52%, for the year ended December 31, 2022. The most notable drivers of the increase were expenses associated with the addition of the insurance captive as a result of the KB acquisition in May of 2021, increased card reward expense, higher fraud-related expenses and other ancillary expenses tied to Bancorp's significant growth over the last 12 months.

Bancorp's efficiency ratio (FTE) for the year ended December 31, 2022 was 59.30%, as compared to 59.94% for the same period of 2021. The efficiency ratio (FTE) for both years was significantly impacted by the acquisitions of CB and KB in 2022 and 2021, respectively. Bancorp also considers an adjusted efficiency ratio, which eliminates net gains (losses) on sales and calls of investment securities, as well as net gains (losses) on sales of acquired premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses. Bancorp's adjusted efficiency ratio for the year ended December 31, 2022 was 53.62%, compared to 51.77% for the year ended December 31, 2021. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Discussion of 2021 vs 2020:

Total non-interest expenses increased $40.6 million, or 40%, for the year ended December 31, 2021 compared to 2020. Compensation and employee benefits comprised 54% and 61% of Bancorp's total non-interest expenses for the years ended December 31, 2021 and 2020, respectively. Excluding merger expenses, compensation and employee benefits comprised 62% of total non-interest expenses for the year ended December 31, 2021.

Compensation increased $11.7 million, or 23%, for 2021 compared to 2020. The increase was attributed to growth in full time equivalent employees driven by the KB acquisition, annual merit-based salary increases and higher incentive compensation expense. Net full time equivalent employees totaled 820 at December 31, 2021 compared to 641 at December 31, 2020.

Employee benefits increased $2.4 million, or 22%, in 2021 compared with 2020, attributed to acquisition-related growth in FTEs.

Net occupancy increased $1.5 million, or 18% for 2021 compared with 2020. The KB acquisition resulted in the addition of 19 branches and was the primary driver of the increase over 2020.

Technology expense increased $2.4 million, or 28%, in 2021 compared to 2020, consistent with acquisition-related growth and continued investment in technology needed to maintain and improve the quality of customer delivery channels, information security and internal resources.

Debit and credit card processing expense increased $1.9 million, or 72%, for 2021 as compared with 2020, consistent with the correlated increase experienced for card income that was driven by both organic and acquisition-related growth.

Marketing and business development expenses increased $1.8 million, or 74%, for the year ended December 31, 2021, as compared to the same period of 2020. The increase was the result of strategic plans to invest in the advertisement and promotion of the Bank in the newly entered central and eastern Kentucky markets and contributions to the Bank's foundation that supports various community initiatives. Further, marketing and business development activities, particularly travel and entertainment, were significantly muted during 2020 as a result of pandemic.

Postage, printing and supply expenses increased $435,000, or 24%, in 2021 compared to 2020, driven by the KB acquisition and increased customer communication.

Legal and professional fees increased $191,000, or 8%, for 2021 compared to 2020. The increase over 2020 was largely attributed to increased loan collection-related activity.

FDIC insurance increased $630,000, or 52%, for the year ended December 31, 2021 compared to 2020. The increase was related to the acquisition and PPP-driven growth of the balance sheet. Further, the first quarter of 2020 benefitted from the last portion of small institution credits first issued by the FDIC in 2019.

Amortization of investments in tax credit partnership decreased $2.7 million from 2021 to 2020 as a result of a large tax credit deal completed in the fourth quarter of 2020.

Capital and deposit based taxes decreased $2.3 million, or 52%, in 2021 compared to 2020, consistent with the state of Kentucky transitioning financial institutions from a capital-based franchise tax to the Kentucky corporate income tax effective January 1, 2021.

Merger expenses recorded for the year ended December 31, 2021 primarily represent non-recurring expenses associated with completion of the KB acquisition. No such expense was recorded for the year ended December 31, 2020.

An early termination fee of $474,000 was incurred during the second quarter of 2021 in relation to the pre-payment of $14 million in FHLB advances prior to contractual maturities. Bancorp chose to pay off these advances due to excess liquidity and the near-term outlook for low interest rates at the time of pay off.

Intangible amortization expense for the years ended December 31, 2021 and 2020 consisted of amortization associated with the CDI of acquired deposit portfolios. Such expense totaled $770,000 for 2021, representing a $447,000 increase over 2020, which was driven by CDI added as a result of the KB acquisition.

Other non-interest expenses increased $2.8 million, or 67%, for 2021 compared to 2020, stemming largely from the addition of the insurance captive through the KB acquisition, increased card reward expense, and higher debit and credit card losses. Further, 2020 benefitted from larger credits to expense associated with a gain on a bank-owned property sold and the reversal of an accrual related to a potential IRS penalty that was dismissed.

Bancorp's efficiency ratio (FTE) of 59.94% for 2021 increased from 54.06% in 2020 due to one-time merger-related expenses associated with the KB acquisition. Bancorp's adjusted efficiency ratio was 51.77% and 52.42% for 2021 and 2020. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Income Taxes

A comparison of income tax expense and ETR follows:

Years Ended December 31, *(dollars in thousands)*	2022	2021	2020
Income before income tax expense	$ 120,484	$ 95,397	$ 67,743
Income tax expense	27,190	20,752	8,874
Effective tax rate	22.57 %	21.75 %	13.10 %

Discussion of 2022 vs 2021:

Fluctuations in the ETR were primarily attributed to the following:

- The stock based compensation component of the ETR fluctuates consistent with the level of SAR exercise activity. The ETR was reduced 1.0% for the year ended December 31, 2022 compared to a reduction of 1.1% for the same period of 2021, consistent with exercise activity.
- Changes in the cash surrender value of life insurance policies can vary widely from period to period, driven largely by changes in the markets. The related impact is inversely correlated with the ETR generally, with cash surrender value declines typically serving to increase the ETR and vice versa. Changes in the cash surrender value of life insurance policies increased the ETR 0.2% for the year ended December 31, 2022, compared to a 0.8% decrease for the same period of the prior year.
- Bancorp invests in certain partnerships that yield federal income tax credits. Taken as a whole, the tax benefit of these investments exceeds amortization expense, resulting in a positive impact on net income. The timing and magnitude of these transactions may vary widely from period to period. The ETR for the years ended December 31, 2022 and 2021 was reduced by 0.1% and 0.2%, respectively, by tax credit activity.
- Tax-exempt interest income earned on loans and investment securities reduced the ETR by 0.6% for the year ended December 31, 2022 compared to a reduction of 0.4% for the same period of the prior year, the larger reduction in the current year being attributed to tax-exempt loans and securities added through acquisition-related activity.

- Non-deductible merger expenses recorded during the year ended December 31, 2022 served to increase the ETR 0.1%, compared to an increase of 0.4% for the same period of 2021.
- As a result of the KB acquisition in May of 2021, Bancorp acquired an insurance captive. The insurance captive provides insurance against certain risks for which insurance may not currently be available or economically feasible to Bancorp and SYB, as well as a group of third-party insurance captives. The tax advantages of the Captive, including the tax-deductible nature of premiums paid to the Captive as well as the tax-exemption for premiums received by the Captive, serve to reduce income tax expense. Related activity reduced the ETR 0.3% for the year ended December 31, 2022, compared to reduction of 0.2% for the same period of 2021.

Discussion of 2021 vs 2020:

Fluctuations in the ETR were primarily attributed to the following:

- The ETR for 2020 included the full year benefit of a large historic tax credit project that was completed in the fourth quarter of last year, serving to reduce the ETR by 4.5% for the year. No comparable activity was recorded in 2021.
- The state of Kentucky passed legislation in 2019 that required financial institutions to transition from a capital based franchise tax to the Kentucky corporate income tax effective January 1, 2021 and allows entities filing a combined Kentucky income tax return to share certain tax attributes, including net operating loss carryforwards. These changes served to increase the ETR by 3.5% for the year ended December 31, 2021.
- An insurance captive was acquired as a result of the KB acquisition. For the year ended December 31, 2021, the addition of the Captive reduced the ETR by 0.2%.
- The ETR was reduced by 1.1% and 0.7% for the years ended December 31, 2021 and 2020, respectively, as a result of SAR exercise activity for each year.

The CARES Act included several significant provisions for corporations including increasing the amount of deductible interest under section 163(j), allowing companies to carryback certain net operating losses, and increasing the amount of net operating loss that corporations can use to offset income. These changes did not have a significant impact on Bancorp's income taxes for the years ended December 31, 2022, 2021 and 2020.

Financial Condition – December 31, 2022 Compared to December 31, 2021

Overview

Total assets increased $850 million, or 13%, to $7.50 billion at December 31, 2022 from $6.65 billion at December 31, 2021. Total assets of $1.34 billion were added on March 7, 2022 as a result of the CB acquisition, including loans of $632 million and total investment securities of $247 million. Goodwill of $67 million was initially recorded in relation to the transaction, $8.5 million of which was subsequently written off as a result of the previously noted sale of Bancorp's partial interest in LFA. Total loans (excluding loans added through the CB acquisition and the PPP portfolio) grew $529 million, or 13%, between December 31, 2021 and December 31, 2022. However, the acquisition-related and organic growth experienced in 2022 was partially offset by a $794 million reduction in cash and cash equivalents stemming largely from a decline in deposits experienced in the latter part of the year.

Total liabilities increased $766 million, or 13%, to $6.74 billion at December 31, 2022 from $5.97 billion at December 31, 2021. Total liabilities of $1.24 billion were assumed on March 7, 2022 as a result of the CB acquisition, including total deposits of $1.12 billion. Further, SSUAR totaling $66 million and subordinated debentures of $26 million were also assumed in the acquisition. However, the aforementioned decline in deposits experienced in the latter part of the year served to partially offset the acquisition-related growth noted above.

Stockholders' equity increased $85 million, or 13%, to $760 million at December 31, 2022 from $676 million at December 31, 2021. Stock issued in relation to the CB acquisition, which totaled $134 million, and net income of $93.0 million were offset by a $108 million negative fluctuation in AOCI and dividends declared during 2022. The large decline in AOCI from December 31, 2021 to December 31, 2022 was the result of the rising interest rate environment and its corresponding impact on the valuation of the AFS debt securities portfolio.

Cash and Cash Equivalents

Cash and cash equivalents declined $794 million, or 83%, ending at $167 million at December 31, 2022 compared to $961 million at December 31, 2021. The decline stemmed from loan growth and investment in the securities portfolio in addition to deposit run-off, as the elevated deposit balances generally maintained by the customer base over the past several quarters have gradually dissipated. While the average balance of cash and cash equivalents increased $58 million, or 7%, over the past 12 months on the heels of PPP activity and deposit growth stemming from both acquisition-related activity and the aforementioned higher deposit levels maintained by the customer base in general, Bancorp has seen liquidity retreat from the record levels experienced at the end of 2021.

Investment Securities

The primary purpose of the investment securities portfolio is to provide another source of interest income, as well as a tool for liquidity management. In managing the composition of the balance sheet, Bancorp seeks a balance between earnings sources, credit and liquidity considerations.

Investment securities increased $438 million, or 37%, to $1.62 billion at December 31, 2022 compared to $1.18 billion at December 31, 2021. In addition to $247 million of securities added as a result of the CB acquisition, Bancorp continued to actively invest in the securities portfolio in an effort to deploy excess liquidity by purchasing $653 million of debt securities during the year ended December 31, 2022. Partially offsetting growth associated with purchasing and acquisition-related activity was scheduled maturity/amortization and prepayment activity, as well as market depreciation of approximately $143 million stemming from an upward move in the interest rate environment experienced during the year ended December 31, 2022.

A portion of the securities added during the first quarter of 2022, through both acquisition and normal investment activity, were classified as HTM. This election was made in an effort to lessen the impact that the rising interest rate environment has on the valuation of the AFS debt securities portfolio, and ultimately its impact on capital through AOCI. No debt securities were classified as HTM at December 31, 2021. As of December 31, 2022 and 2021, Bancorp's investment securities portfolio consisted of AFS and HTM securities as detailed below:

(in thousands) December 31, 2022	AFS Fair Value		HTM Carrying Value		Total Investment Securities	
U.S. Treasury and other U.S. Government obligations	$	115,039	$	217,794	$	332,833
Government sponsored enterprise obligations		143,626		27,507		171,133
MBS - government agencies		752,738		227,916		980,654
Obligations of states and political subdivisions		127,599		-		127,599
Other		5,615		-		5,615
Total investment securities	$	1,144,617	$	473,217	$	1,617,834
December 31, 2021						
U.S. Treasury and other U.S. Government obligations	$	122,501	$	-	$	122,501
Government sponsored enterprise obligations		135,021		-		135,021
MBS - government agencies		846,624		-		846,624
Obligations of states and political subdivisions		75,075		-		75,075
Other		1,077		-		1,077
Total investment securities	$	1,180,298	$	-	$	1,180,298

The maturity distribution (based on contractual maturity) and weighted average yields of the AFS and HTM investment security portfolios follow:

	AFS							
December 31, 2022	Due within one year		Due after one but within five years		Due after five but within ten years		Due after ten years	
(dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and other U.S. Government obligations	3,025	2.30 %	112,014	0.50 %	$ —	— %	$ —	— %
Government sponsored enterprise obligations	30,197	2.35	6,380	1.21	8,493	1.72	98,556	3.31
MBS - government agencies	152	1.73	21,405	1.81	78,655	1.92	652,526	1.93
Obligations of states and political subdivisions	6,103	2.00	25,749	2.00	46,316	1.94	49,431	1.97
Other	1,995	1.97	980	2.29	2,640	3.23	—	
	$ 41,472	2.27 %	$ 166,528	0.94 %	$ 136,104	1.94 %	$ 800,513	2.10 %

	HTM							
December 31, 2022	Due within one year		Due after one but within five years		Due after five but within ten years		Due after ten years	
(dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and other U.S. Government obligations	15,013	1.30 %	202,781	2.07 %	$ —	— %	$ —	— %
Government sponsored enterprise obligations	—		604	2.42	26,293	2.64	610	3.57
MBS - government agencies	20	0.97	26,616	2.01	3,316	2.00	197,964	2.30
	$ 15,033	1.30 %	$ 230,001	2.06 %	$ 29,609	2.57 %	$ 198,574	2.30 %

Actual maturities for mortgage-backed securities may differ from contractual maturities due to prepayments on underlying collateral.

Loans

Composition of loans by primary loan portfolio class follows:

December 31, *(dollars in thousands)*	2022	2021	Variance $ Change	Variance % Change
Commercial real estate - non-owner occupied	$ 1,397,346	$ 1,128,244	$ 269,102	24%
Commercial real estate - owner occupied	834,629	678,405	156,224	23%
Total commercial real estate	2,231,975	1,806,649	425,326	24%
Commercial and industrial - term	765,163	596,710	168,453	28%
Commercial and industrial - term - PPP	18,593	140,734	(122,141)	-87%
Commercial and industrial - lines of credit	465,813	370,312	95,501	26%
Total commercial and industrial	1,249,569	1,107,756	141,813	13%
Residential real estate - owner occupied	591,515	400,695	190,820	48%
Residential real estate - non-owner occupied	313,248	281,018	32,230	11%
Total residential real estate	904,763	681,713	223,050	33%
Construction and land development	445,690	299,206	146,484	49%
Home equity lines of credit	200,725	138,976	61,749	44%
Consumer	139,461	104,294	35,167	34%
Leases	13,322	13,622	(300)	-2%
Credit cards	20,413	17,087	3,326	19%
Total Loans (1)	$ 5,205,918	$ 4,169,303	$ 1,036,615	25%

(1) Total loans are presented inclusive of premiums, discounts and net loan origination fees and costs.

Total loans increased $1.04 billion, or 25%, from December 31, 2021 to December 31, 2022, driven by the addition of $632 million in loans related to the CB acquisition and strong organic loan growth, which more than offset a $122 million decline in the PPP loan portfolio.

Excluding the loans acquired through the CB acquisition and the PPP portfolio, loan growth of $529 million, or 13%, was experienced between December 31, 2021 and December 31, 2022, driven by solid organic growth across virtually every loan portfolio segment.

After hitting a pandemic-era low of 36.5% at March 31, 2021, total line of credit utilization has improved significantly, reaching 42.3% at December 31, 2022, led by C&I utilization, which increased from 23.9% to 33.1% over the same period, respectively. However, line of credit usage has remained below pre-pandemic levels, with customers continuing to utilize excess cash for financing needs as opposed to drawing on available lines. Further, the addition of new lines, particularly within the C&D and C&I portfolio segments, increased availability for the year ended December 31, 2022, but utilization of the new lines has remained relatively slow.

PPP loans of $19 million were outstanding at December 31, 2022, including approximately $312,000 in related net unrecognized fees, which will be recognized immediately once the loans are paid off or forgiven by the SBA. The timing of forgiveness activity and the related fee recognition on the remaining outstanding PPP portfolio has become less significant, as over 98% of the original portfolio has been forgiven.

Bancorp's credit exposure is diversified with secured and unsecured loans to individuals and businesses. No specific industry concentration exceeds 10% of loans outstanding. While Bancorp has a diversified loan portfolio, a customer's ability to honor contracts is somewhat dependent upon the economic stability and/or industry in which that customer does business. Loans outstanding and related unfunded commitments are primarily concentrated within Bancorp's current market areas, which encompass Louisville, Kentucky, central and eastern Kentucky, Indianapolis, Indiana and Cincinnati, Ohio.

Bancorp occasionally enters into loan participation agreements with other banks to diversify credit risk. For certain participation loans sold, Bancorp has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their ownership share of the loan without permission from Bancorp. GAAP requires the participated portion of these loans to be recorded as secured borrowings. These participated loans are included in the C&I and CRE loan portfolio segments with a corresponding liability recorded in other liabilities. At both December 31, 2022 and December 31, 2021, the total participated portion of loans of this nature totaled approximately $5 million, respectively.

The following table presents the maturity distribution and rate sensitivity of the loan portfolio at December 31, 2022:

December 31, 2022 *(in thousands)*	Maturity				Total	% of Total
	Within one year	After one but within five years	After five but within fifteen	After fifteen years		
Commercial real estate - non-owner occupied						
Fixed rate	$ 73,967	$ 581,769	$ 346,920	$ 141,768	$1,144,424	82%
Variable rate	60,075	87,546	104,108	1,193	252,922	18%
Total	$ 134,042	$ 669,315	$ 451,028	$ 142,961	$1,397,346	100%
Commercial real estate - owner-occupied						
Fixed rate	$ 34,861	$ 346,059	$ 303,376	$ 62,920	$ 747,216	90%
Variable rate	9,372	15,391	49,347	13,303	87,413	10%
Total	$ 44,233	$ 361,450	$ 352,723	$ 76,223	$ 834,629	100%
Commercial and industrial - term						
Fixed rate	$ 15,288	$ 286,652	$ 179,956	$ 3,530	$ 485,426	63%
Variable rate	50,328	141,770	87,639	-	279,737	37%
Total	$ 65,616	$ 428,422	$ 267,595	$ 3,530	$ 765,163	100%
Commercial and industrial - term - PPP						
Fixed rate	$ 313	$ 18,280	$ -	$ -	$ 18,593	100%
Variable rate	-	-	-	-	-	0%
Total	$ 313	$ 18,280	$ -	$ -	$ 18,593	100%
Commercial and industrial - lines of credit						
Fixed rate	$ 6,122	$ 47,160	$ 48,534	$ -	$ 101,816	22%
Variable rate	288,422	71,717	1,942	1,916	363,997	78%
Total	$ 294,544	$ 118,877	$ 50,476	$ 1,916	$ 465,813	100%
Residential real estate - owner occupied						
Fixed rate	$ 5,264	$ 22,649	$ 82,430	$ 471,815	$ 582,158	98%
Variable rate	372	1,221	1,269	6,495	9,357	2%
Total	$ 5,636	$ 23,870	$ 83,699	$ 478,310	$ 591,515	100%
Residential real estate - non-owner occupied						
Fixed rate	$ 8,332	$ 101,032	$ 88,021	$ 107,426	$ 304,811	97%
Variable rate	3,687	1,926	2,724	100	8,437	3%
Total	$ 12,019	$ 102,958	$ 90,745	$ 107,526	$ 313,248	100%
Construction and land development						
Fixed rate	$ 9,558	$ 49,338	$ 136,025	$ 12,435	$ 207,356	47%
Variable rate	60,232	150,264	26,445	1,393	238,334	53%
Total	$ 69,790	$ 199,602	$ 162,470	$ 13,828	$ 445,690	100%
Home equity lines of credit						
Fixed rate	$ -	$ -	$ -	$ -	$ -	0%
Variable rate	14,308	45,764	118,969	21,684	200,725	100%
Total	$ 14,308	$ 45,764	$ 118,969	$ 21,684	$ 200,725	100%

(continued)

(continued)

December 31, 2022 (in thousands)	Within one year		After one but within five years		After five but within fifteen		After fifteen years		Total		% of Total
Maturity											
Consumer											
Fixed rate	$	3,464	$	35,997	$	20,059	$	837	$	60,357	43%
Variable rate		58,965		19,713		426		-		79,104	57%
Total	$	62,429	$	55,710	$	20,485	$	837	$	139,461	100%
Leases											
Fixed rate	$	1,053	$	10,483	$	1,786	$	-	$	13,322	100%
Variable rate		-		-		-		-		-	0%
Total	$	1,053	$	10,483	$	1,786	$	-	$	13,322	100%
Credit Cards											
Fixed rate	$	-	$	-	$	-	$	-	$	-	0%
Variable rate		20,413		-		-		-		20,413	100%
Total	$	20,413	$	-	$	-	$	-	$	20,413	100%
Total Loans											
Fixed rate	$	158,222	$1,499,419		$1,207,107		$	800,731	$3,665,479		71%
Variable rate		566,174		535,312		392,869		46,084	1,540,439		29%
Total	$	724,396	$2,034,731		$1,599,976		$	846,815	$5,205,918		100%

In the event Bancorp structures a loan with a maturity exceeding five years (typically CRE loans), an automatic rate adjustment will typically be set in place at five years from origination date to limit overall interest rate sensitivity.

Non-performing Loans and Assets

Information summarizing non-performing loans and assets follows:

December 31, (dollars in thousands)	2022		2021		2020		2019		2018	
Non-accrual loans	$	14,242	$	6,712	$	12,514	$	11,494	$	2,611
Troubled debt restructurings		-		12		16		34		42
Loans past due 90 days or more and still accruing		892		684		649		535		745
Total non-performing loans		15,134		7,408		13,179		12,063		3,398
Other real estate owned		677		7,212		281		493		1,018
Total non-performing assets	$	15,811	$	14,620	$	13,460	$	12,556	$	4,416
Non-performing loans to total loans		0.29%		0.18%		0.37%		0.42%		0.13%
Non-peforming loans to total loans (excluding PPP) (1)		0.29%		0.18%		0.44%		N/A		N/A
Non-performing assets as to total assets		0.21%		0.22%		0.29%		0.34%		0.13%
ACL for loans to non-performing loans		486%		728%		394%		222%		751%

(1) See the section titled "Non-GAAP Financial Measures" for reconcilement of non-GAAP to GAAP measures.

Non-performing loans to total loans were 0.29% at December 31, 2022 compared to 0.18% at December 31, 2021, the increase being attributed largely to one CRE relationship that was put on non-accrual status.

Non-performing assets totaled $16 million at December 31, 2022 compared to $15 million at December 31, 2021.

In total, non-performing assets as of December 31, 2022 were comprised of 111 loans ranging in individual amounts up to $7 million and OREO. At December 31, 2022, OREO included two CRE properties and one residential real estate property.

The following table presents the major classifications of non-accrual loans by primary portfolio:

December 31, *(in thousands)*	2022	2021
Commercial real estate - non-owner occupied	$ 7,707	$ 720
Commercial real estate - owner occupied	2,525	1,748
Total commercial real estate	10,232	2,468
Commercial and industrial - term	1,182	670
Commercial and industrial - PPP	21	—
Commercial and industrial - lines of credit	348	228
Total commercial and industrial	1,551	898
Residential real estate - owner occupied	1,801	1,997
Residential real estate - non-owner occupied	219	293
Total residential real estate	2,020	2,290
Construction and land development	—	—
Home equity lines of credit	205	646
Consumer	234	410
Leases	—	—
Credit cards	—	—
Total non-accrual loans	$ 14,242	$ 6,712

Loans are placed in a non-accrual income status when prospects for recovering both principal and accrued interest are considered doubtful or when a default of principal or interest has existed for 90 days or more, unless such a loan is well-secured and in the process of collection or renewal. Interest income recorded on non-accrual loans as principal payments was $160,000, $312,000, and $350,000 for 2022, 2021, and 2020. Interest income that would have been recorded if non-accrual loans were on a current basis in accordance with their original terms was $1.1 million, $359,000, and $457,000 for 2022, 2021, and 2020.

In addition to non-performing loans discussed above, there were loans, which are accruing interest, for which payments were current or less than 90 days past due where borrowers are experiencing elevated financial difficulties. These substandard loans totaled approximately $40 million at both December 31, 2022 and 2021. These relationships are monitored closely for possible future inclusion in non-performing loans. Management believes it has adequately reflected credit exposure in these loans in its determination of the allowance.

Loans accounted for as TDRs include modifications from original terms such as those due to bankruptcy proceedings, certain changes to amortization periods or extended suspension of principal payments due to customer financial difficulties. To the extent that Bancorp chooses to work with borrowers by providing reasonable concessions rather than initiating collection, this would result in an increase in loans accounted for as TDRs. TDRs that are in non-accrual status are reported as non-accrual loans. Loans accounted for as TDRs are individually evaluated for impairment and are reported as non-performing loans.

During the year ended December 31, 2022, there were no loans modified as TDRs and there were no payment defaults of existing TDRs within 12 months following modification. At December 31, 2022, Bancorp had one loan classified as a TDR, the balance of which was $850,000. Bancorp had two loans classified as TDR at December 31, 2021, the balances of which were $950,000 and $12,000, respectively, the latter of which was paid off during the year ended December 31, 2022.

Delinquent Loans

Delinquent loans (consisting of all loans 30 days or more past due) totaled $17 million at December 31, 2022 compared to $11 million at December 31, 2021. Delinquent loans total loans were 0.32% and 0.26% at December 31, 2022 and December 31, 2021. The increase in delinquent loans between December 31, 2022 and 2021 stems mainly from loans added through acquisitions over the past two years.

Allowance for Credit Losses on Loans

The ACL for loans is a valuation allowance for loans estimated at each balance sheet date in accordance with GAAP. When Bancorp deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. Subsequent recoveries, if any, are credited to the ACL when received. See the Footnote titled "*Summary of Significant Accounting Policies*" for discussion of Bancorp's ACL methodology on loans. Allocations of the ACL may be made for specific loans, but the entire ACL for loans is available for any loan that, in Bancorp's judgment, should be charged-off.

The following table reflects activity in the ACL for loans for the years ended December 31, 2022, 2021 and 2020:

(in thousands) Year ended December 31, 2022	Beginning Balance		Initial ACL on PCD Loans		Provision for Credit Losses on Loans		Charge-offs		Recoveries		Ending Balance
Commercial real estate - non-owner occupied	$	15,960	$	3,508	$	3,173	$	(37)	$	37	$	22,641
Commercial real estate - owner occupied		9,595		2,121		(1,061)		(41)		213		10,827
Total commercial real estate		25,555		5,629		2,112		(78)		250		33,468
Commercial and industrial - term		8,577		1,358		2,497		(724)		1,283		12,991
Commercial and industrial - lines of credit		4,802		1,874		(87)		(200)		-		6,389
Total commercial and industrial		13,379		3,232		2,410		(924)		1,283		19,380
Residential real estate - owner occupied		4,316		590		1,777		(30)		64		6,717
Residential real estate - non-owner occupied		3,677		-		(75)		(27)		22		3,597
Total residential real estate		7,993		590		1,702		(57)		86		10,314
Construction and land development		4,789		419		2,050		(72)		-		7,186
Home equity lines of credit		1,044		2		567		-		-		1,613
Consumer		772		78		750		(1,080)		638		1,158
Leases		204		-		(3)		-		-		201
Credit cards		162		-		94		(96)		51		211
Total	$	53,898	$	9,950	$	9,682	$	(2,307)	$	2,308	$	73,531

(in thousands) Year ended December 31, 2021	Beginning Balance		Initial ACL on PCD Loans		Provision for Credit Losses on Loans		Charge-offs		Recoveries		Ending Balance	
Commercial real estate - non-owner occupied	$	19,396	$	1,491	$	(2,031)	$	(3,065)	$	169	$	15,960
Commercial real estate - owner occupied		6,983		2,112		1,826		(1,909)		583		9,595
Total commercial real estate		26,379		3,603		(205)		(4,974)		752		25,555
Commercial and industrial - term		8,970		1,022		(112)		(1,337)		34		8,577
Commercial and industrial - lines of credit		3,614		1,755		(567)		-		-		4,802
Total commercial and industrial		12,584		2,777		(679)		(1,337)		34		13,379
Residential real estate - owner occupied		3,389		142		1,134		(383)		34		4,316
Residential real estate - non-owner occupied		1,818		88		1,766		-		5		3,677
Total residential real estate		5,207		230		2,900		(383)		39		7,993
Construction and land development		6,119		-		(1,333)		-		3		4,789
Home equity lines of credit		895		147		1		-		1		1,044
Consumer		340		-		743		(987)		676		772
Leases		261		-		(57)		-		-		204
Credit cards		135		-		27		-		-		162
Total	$	51,920	$	6,757	$	1,397	$	(7,681)	$	1,505	$	53,898

(in thousands) Year ended December 31, 2020	Beginning Balance		Impact of Adopting ASC 326		Initial ACL on PCD Loans		Provision for Credit Losses on Loans		Charge-offs		Recoveries		Ending Balance	
Commercial real estate - non-owner occupied	$	5,235	$	2,946	$	152	$	11,194	$	(143)	$	12	$	19,396
Commercial real estate - owner occupied		3,327		1,542		1,350		2,115		(1,351)		-		6,983
Total commercial real estate		8,562		4,488		1,502		13,309		(1,494)		12		26,379
Commercial and industrial - term		6,782		365		-		1,832		(18)		9		8,970
Commercial and industrial - lines of credit		5,657		(1,528)		-		(515)		-		-		3,614
Total commercial and industrial		12,439		(1,163)		-		1,317		(18)		9		12,584
Residential real estate - owner occupied		1,527		1,087		99		737		(79)		18		3,389
Residential real estate - non-owner occupied		947		429		-		442		(2)		2		1,818
Total residential real estate		2,474		1,516		99		1,179		(81)		20		5,207
Construction and land development		2,105		3,056		-		902		-		56		6,119
Home equity lines of credit		728		114		-		53		-		-		895
Consumer		100		264		34		91		(508)		359		340
Leases		237		(4)		-		28		-		-		261
Credit cards - commercial		146		(50)		-		39		-		-		135
Total net loan (charge-offs) recoveries	$	26,791	$	8,221	$	1,635	$	16,918	$	(2,101)	$	456	$	51,920

Bancorp's ACL for loans was $74 million as of December 31, 2022 compared to $54 million as of December 31, 2021. The change in the ACL for loans was driven by a number of factors, which resulted in the $20 million, or 36%, increase for the year ended December 31, 2022. Activity associated with the CB acquisition was responsible for a total increase to the ACL for loans of $14 million in 2022, comprised of a $10 million day one adjustment for specific reserves placed on acquired PCD loans (offset to goodwill) and $4.4 million of provision for credit loss expense on loans related to the remaining acquired non-PCD loan portfolio.

Provision expense for credit losses on loans (excluding acquisition-related activity) of $5.3 million was recorded for the year ended December 31, 2022. Significant organic loan growth, inflation and recession-based fears that drove increases in the projected unemployment rate forecast, along with qualitative factor updates related to the potential impact of rising rates on the C&I portfolio were the main drivers of expense within the CECL model for 2022. Further, net charge off/recovery activity for the year ended December 31, 2022 was minimal.

The table below details net charge-offs to average loans outstanding by category of loan for the years ended December 31, 2022, 2021 and 2020:

(in thousands) Year ended December 31,	2022			2021			2020		
	Net (charge offs)/ recoveries	Average loans	Net (charge offs)/ recoveries to average loans	Net (charge offs)/ recoveries	Average loans	Net (charge offs)/ recoveries to average loans	Net (charge offs)/ recoveries	Average loans	Net (charge offs)/ recoveries to average loans
Commercial real estate - non-owner occupied	$ -	$ 1,342,829	0.00%	$ (2,896)	$ 1,027,405	-0.28%	$ (131)	$ 818,132	-0.02%
Commercial real estate - owner occupied	172	782,185	0.02%	(1,326)	592,577	-0.22%	(1,351)	493,141	-0.27%
Total commercial real estate	172	2,125,014	0.01%	(4,222)	1,619,982	-0.26%	(1,482)	1,311,273	-0.11%
Commercial and industrial - term	559	692,214	0.08%	(1,303)	550,101	-0.24%	(9)	441,244	0.00%
Commercial and industrial - term - PPP	-	52,704	0.00%	-	397,282	0.00%	-	442,510	0.00%
Commercial and industrial - lines of credit	(200)	417,254	-0.05%	-	290,231	0.00%	-	271,428	0.00%
Total commercial and industrial	359	1,162,172	0.03%	(1,303)	1,237,614	-0.11%	(9)	1,155,182	0.00%
Residential real estate - owner occupied	34	513,458	0.01%	(349)	334,718	-0.10%	(61)	224,501	-0.03%
Residential real estate - non-owner occupied	(5)	296,682	0.00%	5	221,214	0.00%	-	140,923	0.00%
Total residential real estate	29	810,140	0.00%	(344)	555,932	-0.06%	(61)	365,424	-0.02%
Construction and land development	(72)	374,415	-0.02%	3	290,705	0.00%	56	265,796	0.02%
Home equity lines of credit	-	182,874	0.00%	1	121,276	0.00%	-	103,143	0.00%
Consumer	(442)	130,595	-0.34%	(311)	98,093	-0.32%	(149)	79,018	-0.19%
Leases	-	13,849	0.00%	-	13,770	0.00%	-	15,271	0.00%
Credit cards	(45)	20,065	-0.22%	-	13,885	0.00%	-	9,802	0.00%
Total	$ 1	$ 4,819,124	0.00%	$ (6,176)	$ 3,951,257	-0.16%	$ (1,645)	$ 3,304,909	-0.05%

The following table sets forth the ACL by category of loan:

(dollars in thousands)	December 31, 2022			December 31, 2021		
	Allocated Allowance	% of Total ACL for loans	ACL for loans to Total Loans (1)	Allocated Allowance	% of Total ACL for loans	ACL for loans to Total Loans (1)
Commercial real estate - non-owner occupied	$ 22,641	31%	1.62%	$ 15,960	30%	1.41%
Commercial real estate - owner occupied	10,827	15%	1.30%	9,595	18%	1.41%
Total commercial real estate	33,468	46%	1.50%	25,555	48%	1.41%
Commercial and industrial - term (1)	12,991	17%	1.70%	8,577	16%	1.44%
Commercial and industrial - lines of credit	6,389	9%	1.37%	4,802	9%	1.30%
Total commercial and industrial	19,380	26%	1.57%	13,379	25%	1.38%
Residential real estate - owner occupied	6,717	9%	1.14%	4,316	8%	1.08%
Residential real estate - non-owner occupied	3,597	5%	1.15%	3,677	7%	1.31%
Total residential real estate	10,314	14%	1.14%	7,993	15%	1.17%
Construction and land development	7,186	10%	1.61%	4,789	9%	1.60%
Home equity lines of credit	1,613	2%	0.80%	1,044	2%	0.75%
Consumer	1,158	2%	0.83%	772	1%	0.74%
Leases	201	0%	1.51%	204	0%	1.50%
Credit cards	211	0%	1.03%	162	0%	0.95%
Total	$ 73,531	100%	1.42%	$ 53,898	100%	1.34%

(1) Excludes the PPP loan portfolio, which was not reserved for based on the underlying 100% SBA guarantee.

The ACL for loans calculation and resulting credit loss expense is significantly impacted by changes in forecasted economic conditions. Should the forecast for economic conditions change, Bancorp could experience further adjustments in its required ACL for loans credit loss expense.

Selected ratios relating to the allowance follow:

Years Ended December 31,	2022	2021	2020
Provision for credit losses on loans to average total loans	0.20%	0.04%	0.51%
Net (charge-offs)/recoveries to average total loans	0.00%	-0.16%	-0.05%
ACL for loans to average loans	1.53%	1.36%	1.57%
ACL for loans to total loans	1.41%	1.29%	1.47%
ACL for loans to total loans (excluding PPP) (1)	1.42%	1.34%	1.74%

(1) See the section titled "Non-GAAP Financial Measures" for reconcilement of non-GAAP to GAAP measures.

While separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, the ACL for off balance sheet credit exposures also experienced an increase between December 31, 2021 and December 31, 2022. The CB acquisition resulted in a $500,000 increase to the ACL for off balance sheet credit exposures during the first quarter, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense). Provision for credit loss expense of $575,000 was also recorded for the year ended December 31, 2022, driven largely by the addition of new construction loans, partially offset by increased C&I utilization. ACL for off balance sheet credit exposures stood at $4.5 million as of December 31, 2022 compared to $3.5 million as of December 31, 2021.

Premises and Equipment

Premises and equipment are presented on the consolidated balance sheets net of related depreciation on the respective assets, as well as fair value adjustments associated with purchase accounting. Premises and equipment increased $25 million, or 32%, between December 31, 2021 and December 31, 2022, driven by the CB acquisition. As a result of the acquisition, 15 branches were acquired, four of which were closed shortly acquisition as a result of overlapping with existing locations of the Bank. Bancorp's branch network currently consists of 73 locations throughout Louisville, central, eastern and northern, Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets.

Premises held for sale totaling $3 million was recorded on Bancorp's consolidated balance sheets as of December 31, 2022, which consists of three vacant parcels of land, one branch acquired from CB and one legacy SYB branch.

BOLI

Bank-owned life insurance assets increased $32 million, or 60%, to $85 million at December 31, 2022, compared to $53 million at December 31, 2021. During the third quarter of 2022, Bancorp purchased an additional $30 million of BOLI assets in an effort to deploy excess liquidity.

Goodwill

At December 31, 2022, Bancorp had $194 million in goodwill recorded on its balance sheet. Goodwill of $67 million was initially recorded in relation to the March 7, 2022 acquisition of CB, $8.5 million of which was subsequently written off as a result of Bancorp selling its partial interest in LFA. Effective December 31, 2022, management finalized the fair values of the acquired assets and assumed liabilities associated with the CB acquisition in advance of the 12 month post-acquisition date, as allowed by GAAP.

Events that may trigger goodwill impairment include deterioration in economic conditions, a decline in market-dependent multiples or metrics (i.e. stock price falling below tangible book value), negative trends in overall financial performance and regulatory action. At September 30, 2022, Bancorp elected to perform a qualitative assessment to determine if it was more-likely-than-not that the fair value of the reporting units exceeded their carrying value, including goodwill. The qualitative assessment indicated that it was not more-likely-than-not that the carrying value of the reporting units exceeded their fair value.

Core Deposit and Customer List Intangibles

CDIs and CLIs arising from business acquisitions are initially measured at fair value and are then amortized on an accelerated method based on their useful lives. As a result of the 2022 CB acquisition, a CDI asset of $13 million was recorded. As a result of the 2021 KB acquisition, a CDI asset of $4 million was recorded. As of December 31, 2022 and December 31, 2021, Bancorp's CDI assets were $15 million and $6 million, respectively.

CLI assets totaling $14 million were also recorded in association with the CB acquisition. Of this total, $12 million was attributed to CB's WM&T segment and $2 million attributed to LFA. No similar assets were recorded in relation to the KB acquisition. As of December 31, 2022, Bancorp's CLI assets totaled $10 million. As previously noted, Bancorp's interest in LFA was sold effective December 31, 2022. As a result, the CLI associated with LFA noted above was written off and is included in the loss recorded in relation to the sale for the year ended December 31, 2022.

Other Assets and Other Liabilities

Other assets increased $49 million, or 57%, as of December 31, 2022 compared to December 31, 2021, while other liabilities increased $29 million, or 30%, for the same respective periods.

The increase in other assets stems largely from a $30 million increase in DTAs driven by the significant market depreciation experienced within the AFS debt securities portfolio for the year ended December 31, 2022 associated with rising interest rates. The rising interest rate environment also drove an $8 million increase in Bancorp's interest rate swap assets. Further, $13 million in MSR assets were added during the first quarter in relation to the CB acquisition.

As of December 31, 2022, Bancorp did not incur any impairment with respect to its intangible assets or other long-lived assets.

The increase for Other liabilities between December 31, 2021 and December 31, 2022 was driven largely by acquisition-related activity resulting in higher accrued employee incentive compensation, employee benefits and various other liabilities. Further, the rising interest rate environment also drove an $8 million increase in Bancorp's interest rate swap liabilities, corresponding with the increase noted above for Other assets.

Market value changes on interest rate swap transactions maintained for certain loan customers played a role in the fluctuations of both Other Asset and Other Liabilities, as noted above. Bancorp enters into these interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value via both an asset and a related liability as Bancorp has an agreement with the borrower (the asset) and the counterparty (the liability). Because of matching terms of offsetting contracts and collateral provisions mitigating any non-performance risk, changes in fair value have an offsetting effect on the related asset and liability. For this reason, the market value changes over the past 12 months stemming from the rising interest rate environment have resulted in increases to both the asset and liability associated with these transactions. For additional information, see the footnote titled *"Interest Rate Swaps."*

Deposits

Total deposits increased $604 million, or 10%, from December 31, 2021 to December 31, 2022. Deposits totaling $1.12 billion were assumed as a result of the CB acquisition on March 7, 2022. Excluding the deposits added through the CB acquisition, deposits declined $517 million, or 9%, as the elevated deposit levels that had generally been maintained by the customer base for several quarters following the PPP moderated during 2022. While Bancorp has not experienced fallout within the customer base, we anticipate deposit pricing will be a challenge to future NIM expansion.

(dollars in thousands)					Variance	
December 31,		**2022**		**2021**	**$ Change**	**% Change**
Non-interest bearing demand deposits	$	1,950,198	$	1,755,754	$ 194,444	11%
Interest bearing deposits:						
Interest bearing demand		2,308,960		2,131,928	177,032	8%
Savings		535,903		415,258	120,645	29%
Money market		1,124,100		1,050,352	73,748	7%
Time deposit accounts of $250,000 or more		97,638		89,745	7,893	9%
Other time deposits		374,453		344,477	29,976	9%
Total time deposits (1)		472,091		434,222	37,869	9%
Total interest bearing deposits		4,441,054		4,031,760	409,294	10%
Total deposits	$	6,391,252	$	5,787,514	$ 603,738	10%

(1)   Includes $599,000 and $5 million in brokered deposits as of December 31, 2022 and December 31, 2021, respectively.

Bancorp experienced both significant average deposit growth and sharp increases in the rates paid on deposits for the year ended December 31, 2022 as compared to 2021. While average deposit growth was attributed entirely to the CB acquisition, the FRB's aggressive interest rate moves drove up deposit rates. Bancorp increased rates on transaction and time deposit accounts alike during 2022, due to both proactive strategic measures and competitive pricing pressure. The average cost of interest bearing deposits increased 20 bps to 0.37% between December 31, 2021 and December 31, 2022, while the overall cost of deposits (including non-interest bearing deposits) increased 10 bps to 0.25% over the same period. Bancorp anticipates increasing deposit costs could continue to place pressure on NIM in 2023.

Average deposit balances and average rates paid on such deposits for the years indicated are summarized as follows:

Years Ended December 31, *(dollars in thousands)*	2022		2021		2020	
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest bearing demand deposits	$ 2,053,213	— %	$ 1,578,795	— %	$ 1,100,942	— %
Interest bearing demand deposits	2,218,416	0.41	1,633,606	0.11	1,133,308	0.16
Savings deposits	538,971	0.12	328,570	0.03	190,368	0.02
Money market deposits	1,140,025	0.46	919,778	0.06	771,363	0.19
Time deposits	487,981	0.27	420,308	0.76	412,506	1.74
Total average deposits	$ 6,438,606		$ 4,881,057		$ 3,608,487	

Maturities of time deposits of $250,000 or more at December 31, 2022 are as follows:

(in thousands)	
Three months or less	$ 16,876
Over three through six months	10,024
Over six through 12 months	36,180
Over 12 months	34,558
Total	$ 97,638

Securities Sold Under Agreement to Repurchase

SSUAR represent a funding source of Bancorp and are primarily used by commercial customers in conjunction with collateralized corporate cash management accounts. Such repurchase agreements are considered financing agreements and mature within one business day from the transaction date. At December 31, 2022, 2021 and 2020, all of these financing arrangements had overnight maturities and were secured by government sponsored enterprise obligations and government agency mortgage-backed securities that were owned and controlled by Bancorp.

Information concerning SSUAR follows:

December 31, *(dollars in thousands)*	2022	2021
Outstanding balance at end of period	$ 133,342	$ 75,466
Weighted average interest rate at end of period	1.64 %	0.04 %

Years Ended December 31, *(dollars in thousands)*	2022	2021	2020
Average outstanding balance during the period	$ 122,154	$ 62,534	$ 40,363
Average interest rate during the period	0.46 %	0.04 %	0.09 %
Maximum outstanding at any month end during the period	$ 161,512	$ 81,964	$ 47,979

SSUARs totaled $133 million and $75 million at December 31, 2022 and December 31, 2021, respectively, as SSUARs totaling $66 million were assumed as part of the CB acquisition. The remaining fluctuation in SSUAR is consistent with the decrease in deposit balances previously noted (excluding acquisition-related activity).

Federal Funds Purchased and Other Short-Term Borrowing

FFP and other short-term borrowing balances decreased $2 million, or 15%, between December 31, 2022 and December 31, 2022. At December 31, 2022, FFP related entirely to excess liquidity held by downstream correspondent bank customers of Bancorp.

Subordinated debentures

As a result of the CB acquisition, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier 1 Capital. The subordinated note and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. As of December 31, 2022, subordinated notes added through the CB acquisition totaled $26 million.

FHLB advances

FHLB advances outstanding at December 31, 2022 totaled $50 million, consisting entirely of a one-week cash management advance utilized at year-end for short-term liquidity purposes. This advance represents the only FHLB advance utilized by Bancorp in 2022 and matures in early January 2023. There were no FHLB advances outstanding at December 31, 2021, as all outstanding FHLB advances either matured or were paid off by the end of the 2021.

Liquidity

The role of liquidity management is to ensure funds are available to meet depositors' withdrawal and borrowers' credit demands while at the same time maximizing profitability. This is accomplished by balancing changes in demand for funds with changes in supply of those funds. Liquidity is provided by short-term assets that can be converted to cash, AFS debt securities, various lines of credit available to Bancorp, and the ability to attract funds from external sources, principally deposits. Management believes it has the ability to increase deposits at any time by offering rates slightly higher than market rate.

Bancorp's Asset/Liability Committee is comprised of senior management and has direct oversight responsibility for Bancorp's liquidity position and profile. A combination of reports provided to management details internal liquidity metrics, composition and level of the liquid asset portfolio, timing differences in short-term cash flow obligations, and exposure to contingent draws on Bancorp's liquidity.

Bancorp's most liquid assets are comprised of cash and due from banks, FFS and AFS debt securities. FFS and interest bearing deposits totaled $85 million and $899 million at December 31, 2022 and December 31, 2021, respectively. The decrease experienced for the year ended December 31, 2022 is attributed to significant investment in the securities portfolio, strong organic loan growth and a general decline in deposits. FFS normally have overnight maturities while interest-bearing deposits in banks are accessible on demand. These investments are used for general daily liquidity purposes.

The fair value of the AFS debt security portfolio was $1.14 billion and $1.18 billion at December 31, 2022 and December 31, 2021 respectively. The lack of growth in AFS debt security portfolio for the year ended December 31, 2022 is attributed to both classifying securities purchased and acquired during the first quarter as HTM for general capital purposes, as well as significant market depreciation experienced on the AFS portfolio since December 31, 2021 due to rising rates. The investment portfolio (HTM and AFS) includes scheduled maturities of $54 million and cash flows on amortizing debt securities of approximately $238 million (based on assumed prepayment speeds as of December 31, 2022) expected over the next 12 months. Combined with FFS and interest bearing deposits from banks, AFS debt securities offer substantial resources to meet either loan growth or reductions in Bancorp's deposit funding base. Bancorp pledges portions of its investment securities portfolio to secure public funds, cash balances of certain WM&T accounts and SSUAR. At December 31, 2022, total investment securities pledged for these purposes comprised 68% of the debt securities portfolio, leaving approximately $525 million of unpledged debt securities.

Bancorp's deposit base consists mainly of core deposits, defined as time deposits less than or equal to $250,000, demand, savings, and money market deposit accounts, and excludes public funds and brokered deposits. At December 31, 2022, such deposits totaled $5.60 billion and represented 88% of Bancorp's total deposits, as compared with $5.05 billion, or 87% of total deposits at December 31, 2021. Because these core deposits are less volatile and are often tied to other products of Bancorp through long lasting relationships, they do not place undue pressure on liquidity. Non-core deposit balances may be more sensitive to market rates, with potential decreases possibly straining Bancorp's liquidity position.

As of December 31, 2022 and December 31, 2021, Bancorp held brokered deposits totaling $599,000 and $5 million, respectively, all of which is attributed to deposits added through acquisition-related activity over the past 12 months.

Included in total deposit balances at December 31, 2022 are $692 million in public funds generally comprised of accounts with local government agencies and public school districts in the markets in which Bancorp operates. At December 31, 2021, public funds deposits totaled $645 million, the increase over prior year being attributed to relationships added through the CB acquisition.

Bancorp is a member of the FHLB of Cincinnati. As a member of the FHLB, Bancorp has access to credit products of the FHLB. Bancorp views these borrowings as a potential low cost alternative to brokered deposits. At December 31, 2022 and December 31, 2021, available credit from the FHLB totaled $1.36 billion and $1.00 billion, respectively. Bancorp also had unsecured FFP lines with correspondent banks totaling $80 million at both December 31, 2022 and December 31, 2021, respectively. In addition, Bancorp had borrowing capacity of $20 million available through an unsecured borrowing line at the holding company as of December 31, 2022.

During the normal course of business, Bancorp enters into certain forms of off-balance sheet transactions, including unfunded loan commitments and letters of credit. These transactions are managed through Bancorp's various risk management processes. Management considers both on-balance sheet and off-balance sheet transactions in its evaluation of Bancorp's liquidity.

Bancorp's principal source of cash is dividends paid to it as the sole shareholder of the Bank. As discussed in the Footnote titled *"Commitments and Contingent Liabilities,"* as of January 1st of any year, the Bank may pay dividends in an amount equal to the Bank's net income of the prior two years less any dividends paid for the same two years. At December 31, 2022, the Bank could pay an amount equal to $86 million in dividends to Bancorp without regulatory approval subject to ongoing capital requirements of the Bank.

Sources and Uses of Cash

Cash flow is provided primarily through financing activities of Bancorp, which include raising deposits and borrowing funds from institutional sources such as advances from the FHLB and FFP, as well as scheduled loan repayments and cash flows from AFS debt securities. These funds are primarily used to facilitate investment activities of Bancorp, which include making loans and purchasing securities for the investment portfolio. Another important source of cash is net income of the Bank from operating activities. For further detail regarding the sources and uses of cash, see the *"Consolidated Statements of Cash Flows"* in Bancorp's consolidated financial statements.

Commitments

In the normal course of business, Bancorp is party to activities that contain credit, market and operational risk that are not reflected in whole or in part in Bancorp's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt.

Bancorp provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Unused loan commitments increased $372 million as of December 31, 2022 compared to December 31, 2021 consistent with the CB acquisition and strong organic growth.

Commitments to extend credit are an agreement to lend to a customer as long as collateral is available as agreed upon and there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bancorp uses the same credit and collateral policies in making commitments and conditional guarantees as for on-balance sheet instruments. Bancorp evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, securities, equipment and real estate. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, our maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

Additional detail regarding credit-related financial instruments, including both commitments to extend credit and letters of credit at December 31, 2022 are as follows:

| | Amount of commitment expiration per period | | | | |
| | Less than one year | One-three years | Three-five years | Over five years | Total |
(in thousands)					
Unused loan commitments	$ 980,962	$ 450,319	$ 427,265	$ 170,337	$ 2,028,883
Standby letters of credit	30,389	4,255	60	—	34,704

While separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, the ACL for off balance sheet credit exposures also experienced an increase between December 31, 2021 and December 31, 2022. The CB acquisition resulted in a $500,000 increase to the ACL for off balance sheet credit exposures during the first quarter, with the corresponding offset recorded to goodwill (as opposed to provision for credit loss expense). Provision for credit loss expense for off balance sheet exposures of $575,000 was also recorded for the year ended December 31, 2022, driven largely by the addition of new construction loans. ACL for off balance sheet credit exposures stood at $4.5 million as of December 31, 2022 compared to $3.5 million as of December 31, 2021.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party beneficiary. Those guarantees are primarily issued to support commercial transactions. Standby letters of credit generally have maturities of one to two years.

In addition to owned banking facilities, Bancorp has entered into long-term leasing arrangements for certain branch facilities. Bancorp also has required future payments for a non-qualified defined benefit retirement plan, time deposit maturities and other obligations.

Required payments under such commitments at December 31, 2022 are as follows:

| | Payments due by period | | | | |
| | Less than one year | One-three years | Three-five years | Over five years | Total |
(in thousands)					
Time deposit maturities	$ 335,095	$ 117,759	$ 19,045	$ 192	$ 472,091
FHLB advances	50,000	—	—	—	50,000
Subordinated debentures	—	—	—	26,000	26,000
Operating leases (1)	2,963	5,259	4,031	8,755	21,008
Defined benefit retirement plan	—	274	438	2,566	3,278
Other (2)	4,500	3,306	1,500	2,472	11,778

(1) Includes assumed renewals.
(2) Consists primarily of contractual requirements relating to tax credit investments and community sponsorships.

See the footnote titled "*Commitments and Contingent Liabilities*" for additional detail.

Capital

Information pertaining to Bancorp's capital balances and ratios follows:

Years ended December 31, *(dollars in thousands, except per share data)*	2022	2021	2020
Stockholders' equity	$ 760,432	$ 675,869	$ 440,701
Dividends per share	$ 1.14	$ 1.10	$ 1.08
Dividend payout ratio, based on basic EPS	35.19 %	36.67 %	41.38 %

At December 31, 2022, stockholders' equity totaled $760 million, representing an increase of $85 million, or 13%, compared to December 31, 2021. The increase for the year ended December 31, 2022 was attributed mainly to stock issued in relation to the CB acquisition, which totaled $134 million. Further, net income of $93.0 million was offset by a $108 million negative change in AOCI and $33 million in dividends declared during the year. AOCI consists of net unrealized gains or losses on AFS debt securities and a minimum pension liability, each net of income taxes. The large decline in AOCI from December 31, 2021 to December 31, 2022 was the result of the rising interest rate environment and its corresponding impact on the valuation of the AFS debt securities portfolio. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. See the *"Consolidated Statement of Changes in Stockholders' Equity"* for further detail of changes in equity.

As a result of the large interest-rate driven changes in AOCI noted above, as well as acquisition-related growth, Bancorp's TCE ratio and tangible book value per share, both non-GAAP disclosures, experienced declines between December 31, 2021 and December 31, 2022. TCE was 7.44% at December 31, 2022 compared to 8.22% at December 31, 2021, while tangible book value per share was $18.50 at December 31, 2022 compared to $20.09 at December 31, 2021. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Bancorp increased its cash dividends declared to stockholders during 2022 to an annual dividend of $1.14, from $1.10 per share in 2021 and $1.08 in 2020. This represents a payout ratio of 35.19% based on basic EPS and an annual dividend yield of 1.75% based upon the year-end closing stock price.

In May 2021, Bancorp's Board of Directors extended its share repurchase program authorizing the repurchase of up to 1 million shares, or approximately 4% of Bancorp's total common shares outstanding at inception. The plan, which will expire in May 2023 unless otherwise extended or completed at an earlier date, does not obligate Bancorp to repurchase any specific dollar amount or number of shares prior to the plan's expiration. Based on economic developments over the past year, the increased importance of capital preservation and the announcement of two acquisitions, no shares were repurchased in 2022 nor 2021. Approximately 741,000 shares remain eligible for repurchase under the current repurchase plan.

Bank holding companies and their subsidiary banks are required by regulators to meet risk-based capital standards. These standards, or ratios, measure the relationship of capital to a combination of balance sheet and off-balance sheet risks. The value of both balance sheet and off-balance sheet items are adjusted to reflect credit risks. See the footnote titled *"Regulatory Matters"* for additional detail regarding regulatory capital requirements, as well as capital ratios of Bancorp and the Bank. The Bank exceeds regulatory capital ratios required to be well-capitalized. Regulatory framework does not define well capitalized for holding companies. Management considers the effects of growth on capital ratios as it contemplates plans for expansion.

The following table sets forth consolidated Bancorp's and the Bank's risk based capital ratios:

December 31,	2022		2021	
Total risk-based capital (1)				
Consolidated	12.54	%	12.79	%
Bank	12.08		12.42	
Common equity tier 1 risk-based capital (1)				
Consolidated	11.47		11.94	
Bank	11.01		11.56	
Tier 1 risk-based capital (1)				
Consolidated	11.04		11.94	
Bank	11.01		11.56	
Leverage				
Consolidated	9.33		8.86	
Bank	8.95		8.57	

(1)   Under banking agencies' risk-based capital guidelines, assets and credit-equivalent amounts of derivatives and off-balance sheet credit exposures are assigned to broad risk categories. The aggregate dollar amount in each risk category is multiplied by the associated risk weight of the category. Weighted values are added together, resulting in Bancorp's total risk-weighted assets. These ratios are computed in relation to average assets.

Capital ratios as of December 31, 2022 decreased compared December 31, 2021 as a result of substantial average asset and risk-weighted asset growth, driven mainly by acquisition-related activity. While pressure was placed on risk-based capital and leverage ratios due to this growth, Bancorp continues to exceed the regulatory requirements for all calculations. Bancorp and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB and the FDIC, in addition to the capital conservation buffer.

Banking regulators have categorized the Bank as well-capitalized. To meet the definition of well-capitalized for prompt corrective action requirements, a bank must have a minimum 6.5% Common Equity Tier 1 Risk-Based Capital ratio, 8.0% Tier 1 Risk-Based Capital ratio, 10.0% Total Risk-Based Capital ratio and 5.0% Tier 1 Leverage ratio.

Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, Bancorp and the Bank must hold a 2.5% capital conservation buffer composed of Common Equity Tier 1 Risk-Based Capital above the minimum risk-based capital requirements for the Common Equity Tier 1 Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and Total Risk-Based Capital ratio necessary to be considered adequately-capitalized. At December 31, 2022, the adequately-capitalized minimums, including the capital conservation buffer, were a 7.0% Common Equity Tier 1 Risk-Based Capital ratio, 8.5% Tier 1 Risk-Based Capital ratio and 10.5% Total Risk-Based Capital ratio. Bancorp met these levels as of December 31, 2022 and 2021.

As a result of the CB acquisition, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier 1 Capital. The subordinated note and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. As of December 31, 2022, subordinated notes added through the CB acquisition totaled $26 million. Further, Bancorp had borrowing capacity of $20 million available through an unsecured borrowing line of the holding company as of December 31, 2022, which was added during the first quarter to allow capital flexibility at the Bank level.

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, Bancorp elected the option to delay the estimated impact on regulatory capital related to the adoption of ASC 326 "Financial Instruments – Credit Losses," or CECL, which was effective January 1, 2020. The initial impact of adoption of ASC 326, as well as 25% of the quarterly increases in the ACL subsequent to adoption of ASC 326 (collectively the "transition adjustments") were declared to be delayed for two years. After two years, the cumulative amount of the transition adjustments will become fixed and will be phased out of the regulatory capital calculations evenly over a three-year period, with 75% recognized in year three, 50% recognized in year four and 25% recognized in year five. After five years, the temporary regulatory capital benefits will be fully reversed. Had Bancorp not elected to defer the regulatory capital impact of CECL, the post ASC 326 adoption capital ratios of Bancorp and the Bank would have exceeded the well-capitalized level.

Fair Value Measurements

Bancorp follows the provisions of authoritative guidance for fair value measurements. This guidance is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by GAAP. It prescribes various disclosures about financial statement categories and amounts which are measured at fair value, if such disclosures are not already specified elsewhere in GAAP.

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The guidance requires fair value measurements to be classified as Level 1 (quoted prices), Level 2 (based on observable inputs) or Level 3 (based on significant unobservable, internally-derived inputs).

Bancorp's AFS debt securities and interest rate swaps are recorded at fair value on a recurring basis. Other accounts including mortgage loans held for sale, MSRs, impaired loans and OREO may be recorded at fair value on a non-recurring basis, generally in the application of lower of cost or market adjustments or write-downs of specific assets.

The AFS debt securities portfolio is comprised of U.S. Treasury and other U.S. government obligations, debt securities of U.S. government-sponsored corporations (including mortgage-backed securities), and obligations of state and political subdivisions. U.S. Treasury securities are priced using quoted prices of identical securities in an active market. These measurements are classified as Level 1 in the hierarchy above. All other securities are priced using standard industry models or matrices with various assumptions such as yield curves, volatility, prepayment speeds, default rates, time value, credit rating and market prices for similar instruments. These assumptions are generally observable in the market place and can be derived from or supported by observable data. These measurements are classified as Level 2 in the hierarchy above.

Interest rate swaps are valued using primarily Level 2 inputs. Fair value measurements generally based on benchmark forward yield curves and other relevant observable market data. For purposes of potential valuation adjustments to derivative positions, Bancorp evaluates the credit risk of its counterparties as well as its own credit risk. To date, Bancorp has not realized any losses due to a counterparty's inability to perform and the change in value of derivative assets and liabilities attributable to credit risk was not significant during 2020, 2021 and 2022.

MSRs, carried in other assets and recorded at fair value upon capitalization, are amortized to correspond with estimated servicing income and are periodically assessed for impairment based on fair value at the reporting date. Fair value is based on a valuation model that calculates the present value of estimated net servicing income. The model incorporates assumptions that market participants would use in estimating future net servicing income. These measurements are classified as Level 3. At December 31, 2022 and 2021, there was no valuation allowance for MSRs, as fair value exceeded carrying value.

Loans considered to be collateral dependent are measured for impairment and, if indicated, a specific allocation is established based on the value of underlying collateral. Collateral dependent loans include non-accrual loans, individually analyzed PCD loans and loans accounted for as TDRs. For collateral dependent loans, fair value amounts represent only those loans with specific valuation allowances and loans charged down to their carrying value. At December 31, 2022 and December 31, 2021, the carrying value of collateral dependent loans measured at fair value on a non-recurring basis was $21 million and $5 million, respectively. The increase over the prior year stemmed from a large CRE relationship that was placed on non-accrual status during the year in addition to relationships added through the CB acquisition. These measurements are classified as Level 3.

OREO, which is carried in other assets at the lower of cost or fair value, is periodically assessed for impairment based on fair value at the reporting date. Fair value is commonly based on recent real estate appraisals or valuations performed by internal or external parties which use judgments and assumptions that are property-specific and sensitive to changes in the overall economic environment. Appraisals may be further discounted based on management's historical knowledge and/or changes in market conditions from the date of the most recent appraisal. Many of these inputs are not observable and, accordingly, these measurements are classified as Level 3. OREO is equal to the carrying value of only parcels of OREO for which carrying value equals appraised value. If a parcel of OREO has a carrying value below its appraised value, it is not considered to be carried at fair value. The losses represent write-downs which occurred during the period indicated. At December 31, 2022 and 2021, the carrying value of OREO was $677,000 and $7 million, respectively, the decline being attributed to a large CRE OREO property being sold during the third quarter of 2022.

See the Footnote titled "*Assets and Liabilities Measured and Reported at Fair Value,*" for additional detail regarding fair value measurements.

Non-GAAP Financial Measures

The following table provides a reconciliation of total stockholders' equity in accordance with GAAP to tangible stockholders' equity (TCE), a non-GAAP disclosure. Bancorp provides the TCE per share, a non-GAAP measure, in addition to those defined by banking regulators, based on its widespread use by investors as a means to evaluate capital adequacy:

December 31, *(dollars and shares in thousands, except per share data)*	**2022**	**2021**
Total stockholders' equity - GAAP (a)	$ 760,432	$ 675,869
Less: Goodwill	(194,074)	(135,830)
Less: Core deposit and other intangibles	(24,990)	(5,596)
Tangible common equity - Non-GAAP (c)	$ 541,368	$ 534,443
Total assets - GAAP (b)	$ 7,496,261	$ 6,646,025
Less: Goodwill	(194,074)	(135,830)
Less: Core deposit and other intangibles	(24,990)	(5,596)
Tangible assets - Non-GAAP (d)	$ 7,277,197	$ 6,504,599
Total stockholders' equity to total assets - GAAP (a/b)	10.14%	10.17%
Tangible common equity to tangible assets - Non-GAAP (c/d)	7.44%	8.22%
Total shares outstanding (e)	29,259	26,596
Book value per share - GAAP (a/e)	$ 25.99	$ 25.41
Tangible common equity per share - Non-GAAP (c/e)	18.50	20.09

The general decline between December 31, 2021 and December 31, 2022 for the ratios displayed in the table above is attributed mainly to unrealized losses within the AFS debt securities portfolio stemming from the significant increase in interest rates for the year ended December 31, 2022, which drove a $108 million decline in AOCI and as a result, a decline in stockholders equity. Further, acquisition-related growth served to increase goodwill and total assets, which also contributed to lower ratios.

ACL on loans to total non-PPP loans represents the ACL on loans, divided by total loans less PPP loans. Non-performing loans to total non-PPP loans represents non-performing loans, divided by total loans less PPP loans. Delinquent loans to total non-PPP loans represents delinquent loans (consisting of all loans 30 days or more past due), divided by total loans less PPP loans. Bancorp believes these non-GAAP disclosures are important because they provide comparable ratios after eliminating PPP loans, which are fully guaranteed by the SBA and have not been allocated for within the ACL and are not at risk of non-performance.

December 31, *(dollars in thousands)*		2022		2021
Total loans - GAAP (a)	$	5,205,918	$	4,169,303
Less: PPP loans		(18,593)		(140,734)
Total non-PPP loans - Non-GAAP (b)	$	5,187,325	$	4,028,569
ACL for loans (c)	$	73,531	$	53,898
Non-performing loans (d)		15,134		7,408
Delinquent loans (e)		16,863		11,036
ACL for loans to total loans - GAAP (c/a)		1.41%		1.29%
ACL for loans to total loans - Non-GAAP (c/b)		1.42%		1.34%
Non-performing loans to total loans - GAAP (d/a)		0.29%		0.18%
Non-performing loans to total loans - Non-GAAP (d/b)		0.29%		0.18%
Delinquent loans to total loans - GAAP (e/a)		0.32%		0.26%
Delinquent loans to total loans - Non-GAAP (e/b)		0.33%		0.27%

The efficiency ratio, a non-GAAP measure, equals total non-interest expenses divided by the sum of net interest income FTE and non-interest income. In addition to the efficiency ratio presented, Bancorp considers an adjusted efficiency ratio. Bancorp believes it is important because it provides a comparable ratio after eliminating net gains (losses) on sales and calls of investment securities, as well as net gains (losses) on sales of acquired premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses.

Years ended December 31, *(dollars in thousands)*		2022		2021		2020
Total non-interest expenses (a)	$	191,791	$	142,280	$	101,659
Less: Merger expenses		(19,500)		(19,025)		—
Less: Loss on disposition of LFA		(870)		—		—
Less: Amortization of investments in tax credit partnerships		(353)		(367)		(3,096)
Total non-interest expenses - Non-GAAP (c)	$	171,068	$	122,888	$	98,563
Total net interest income, FTE	$	234,267	$	171,508	$	136,133
Total non-interest income		89,149		65,850		51,899
Total revenue - Non-GAAP (b)		323,416		237,358		188,032
Less: (Gain)/loss on sale of premises and equipment		(4,369)		—		—
Less: (Gain)/loss on sale of securities		—		—		—
Total adjusted revenue - Non-GAAP (d)	$	319,047	$	237,358	$	188,032
Efficiency ratio - Non-GAAP (a/b)		59.30%		59.94%		54.06%
Adjusted efficiency ratio - Non-GAAP (c/d)		53.62%		51.77%		52.42%

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk.**

Information required by this item is included in Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* of this Form 10-K.

Item 8.   **Financial Statements and Supplementary Data.**

The following consolidated financial statements of Bancorp, and reports of independent registered public accounting firms and management are included below:

Consolidated Balance Sheets - December 31, 2022 and 2021
Consolidated Statements of Income - years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Comprehensive Income (Loss) - years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Changes in Stockholders' Equity - years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Cash Flows - years ended December 31, 2022, 2021 and 2020
Footnotes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm (FORVIS, LLP, Indianapolis, Indiana, PCAOB ID 686)
Management's Report on Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 82,515	$ 62,304
Federal funds sold and interest bearing due from banks	84,852	898,888
Total cash and cash equivalents	167,367	961,192
Mortgage loans held for sale, at fair value	2,606	8,614
Available for sale debt securities (amortized cost of $1,297,977 in 2022 and $1,190,379 in 2021, respectively)	1,144,617	1,180,298
Held to maturity debt securities (fair value of $431,833 in 2022 and $0 in 2021, respectively)	473,217	—
Federal Home Loan Bank stock, at cost	10,928	9,376
Loans	5,205,918	4,169,303
Allowance for credit losses on loans	73,531	53,898
Net loans	5,132,387	4,115,405
Premises and equipment, net	101,612	76,894
Premises held for sale	2,644	—
Bank owned life insurance	84,674	53,073
Accrued interest receivable	22,157	13,745
Goodwill	194,074	135,830
Core deposit intangibles	14,958	5,596
Customer list intangibles	10,032	—
Other assets	134,988	86,002
Total assets	$ 7,496,261	$ 6,646,025
Liabilities		
Deposits:		
Non-interest bearing	$ 1,950,198	$ 1,755,754
Interest bearing	4,441,054	4,031,760
Total deposits	6,391,252	5,787,514
Securities sold under agreements to repurchase	133,342	75,466
Federal funds purchased	8,789	10,374
Subordinated debentures	26,343	—
Federal Home Loan Bank advances	50,000	—
Accrued interest payable	660	300
Other liabilities	125,443	96,502
Total liabilities	6,735,829	5,970,156
Commitments and contingent liabilities (Footnote 21)		
Stockholders' equity		
Preferred stock, no par value. Authorized 1,000,000 shares; no shares issued or outstanding	—	—
Common stock, no par value. Authorized 40,000,000 shares; issued and outstanding 29,259,000 and 26,596,000 shares in 2022 and 2021, respectively	58,367	49,501
Additional paid-in capital	377,703	243,107
Retained earnings	439,898	391,201
Accumulated other comprehensive loss	(115,536)	(7,940)
Total stockholders' equity	760,432	675,869
Total liabilities and equity	$ 7,496,261	$ 6,646,025

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, *(in thousands, except per share data)*

	2022	2021	2020
Interest income:			
Loans, including fees	$ 216,138	$ 164,073	$ 137,699
Federal funds sold and interest bearing due from banks	6,018	645	738
Mortgage loans held for sale	190	249	533
Federal Home Loan Bank stock	505	262	253
Investment securities:			
Taxable	27,302	11,575	8,432
Tax-exempt	1,499	272	216
Total interest income	251,652	177,076	147,871
Interest expense:			
Deposits	16,412	5,627	10,478
Securities sold under agreements to repurchase	567	24	37
Federal funds purchased and other short-term borrowing	154	14	35
Subordinated debentures	1,124	—	—
Federal Home Loan Bank advances	12	337	1,400
Total interest expense	18,269	6,002	11,950
Net interest income	233,383	171,074	135,921
Provision for credit losses	10,257	(753)	18,418
Net interest income after provision expense	223,126	171,827	117,503
Non-interest income:			
Wealth management and trust services	36,111	27,613	23,406
Deposit service charges	8,286	5,852	4,161
Debit and credit card income	18,623	13,456	8,480
Treasury management fees	8,590	6,912	5,407
Mortgage banking income	3,210	4,724	6,155
Net investment product sales commissions and fees	3,063	2,553	1,775
Bank owned life insurance	1,597	914	693
Gain (loss) on sale of premises and equipment	4,369	(78)	150
Other	5,300	3,904	1,672
Total non-interest income	89,149	65,850	51,899
Non-interest expenses:			
Compensation	86,640	63,034	51,368
Employee benefits	16,568	13,479	11,064
Net occupancy and equipment	14,298	9,688	8,182
Technology and communication	14,897	11,145	8,732
Debit and credit card processing	5,909	4,494	2,606
Marketing and business development	5,005	4,150	2,383
Postage, printing and supplies	3,354	2,213	1,778
Legal and professional	2,943	2,583	2,392
FDIC insurance	2,758	1,847	1,217
Amortization of investments in tax credit partnerships	353	367	3,096
Capital and deposit based taxes	2,621	2,090	4,386
Merger expenses	19,500	19,025	—
Federal Home Loans Bank early termination penalty	—	474	—
Intangible amortization	5,544	770	323
Loss on disposition of LFA	870	—	—
Other	10,531	6,921	4,132
Total non-interest expenses	191,791	142,280	101,659
Income before income tax expense	120,484	95,397	67,743
Income tax expense	27,190	20,752	8,874
Net income	93,294	74,645	58,869
Less income attributed to non-controlling interest	322	—	—
Net income available to stockholders	$ 92,972	$ 74,645	$ 58,869
Net income per share – basic	$ 3.24	$ 3.00	$ 2.61
Net income per share – diluted	$ 3.21	$ 2.97	$ 2.59
Weighted average outstanding shares:			
Basic	28,672	24,898	22,563
Diluted	28,922	25,156	22,768

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, *(in thousands)*

	2022	2021	2020
Net income	$ 93,294	$ 74,645	$ 58,869
Other comprehensive income (loss):			
Change in unrealized gain (loss) on AFS debt securities	(143,314)	(22,337)	10,831
Change in fair value of derivatives used in cash flow hedge	—	159	(109)
Minimum pension liability adjustment	521	216	(103)
Total other comprehensive income (loss) before income tax effect	(142,793)	(21,962)	10,619
Tax effect	(35,197)	(5,281)	2,555
Total other comprehensive income (loss), net of tax	(107,596)	(16,681)	8,064
Comprehensive income (loss)	(14,302)	57,964	66,933
Less comprehensive income attributed to non-controlling interest	322	—	—
Comprehensive income (loss) available to stockholders	$ (14,624)	$ 57,964	$ 66,933

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2022, 2021 and 2020

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity	Non-controlling interest	Total equity
	Shares outstanding	Amount						
Balance, January 1, 2020	22,604	$ 36,207	$ 35,714	$ 333,699	$ 677	$ 406,297	$ -	$ 406,297
2020 Activity:								
Impact of adoption of ASC 326	—	—	—	(8,823)	—	(8,823)	—	(8,823)
Net income	—	—	—	58,869	—	58,869	—	58,869
Other comprehensive income	—	—	—	—	8,064	8,064	—	8,064
Stock compensation expense	—	—	3,262	—	—	3,262	—	3,262
Stock issued for share-based awards, net of withholdings to satisfy employee tax obligations	93	306	3,035	(5,831)	—	(2,490)	—	(2,490)
Cash dividends declared, $1.08 per share	—	—	—	(24,478)	—	(24,478)	—	(24,478)
Shares cancelled	(5)	(13)	(125)	138	—	—	—	—
Balance, December 31, 2020	22,692	$ 36,500	$ 41,886	$ 353,574	$ 8,741	$ 440,701	$ -	$ 440,701
Balance, January 1, 2021	22,692	$ 36,500	$ 41,886	$ 353,574	$ 8,741	$ 440,701	$ -	$ 440,701
2021 Activity:								
Net income	—	—	—	74,645	—	74,645	—	74,645
Other comprehensive loss	—	—	—	—	(16,681)	(16,681)	—	(16,681)
Stock compensation expense	—	—	4,565	—	—	4,565	—	4,565
Stock issued for share-based awards, net of withholdings to satisfy employee tax obligations	101	334	4,841	(9,001)	—	(3,826)	—	(3,826)
Stock issued for KB acquisition	3,808	12,682	191,988	—	—	204,670	—	204,670
Cash dividends declared, $1.10 per share	—	—	—	(28,205)	—	(28,205)	—	(28,205)
Shares cancelled	(5)	(15)	(173)	188	—	—	—	—
Balance, December 31, 2021	26,596	$ 49,501	$ 243,107	$ 391,201	$ (7,940)	$ 675,869	$ -	$ 675,869
Balance, January 1, 2022	26,596	$ 49,501	$ 243,107	$ 391,201	$ (7,940)	$ 675,869	$ -	$ 675,869
2022 Activity:								
Net income	—	—	—	92,972	—	92,972	322	93,294
Other comprehensive loss	—	—	—	—	(107,596)	(107,596)	—	(107,596)
Stock compensation expense	—	—	4,394	—	—	4,394	—	4,394
Stock issued for share-based awards, net of withholdings to satisfy employee tax obligations	109	364	6,221	(11,119)	—	(4,534)	—	(4,534)
Stock issued for CB acquisition	2,564	8,539	125,286	—	—	133,825	—	133,825
Non-controlling interest of acquired entity	—	—	—	—	—	—	3,094	3,094
Cash dividends declared, $1.14 per share	—	—	—	(33,311)	—	(33,311)	—	(33,311)
Shares cancelled	(10)	(37)	(533)	298	—	(272)	—	(272)
Distributions to non-controlling interest	—	—	—	—	—	—	(322)	(322)
Disposition of non-controlling interest	—	—	(772)	(143)	—	(915)	(3,094)	(4,009)
Balance, December 31, 2022	29,259	$ 58,367	$ 377,703	$ 439,898	$ (115,536)	$ 760,432	$ -	$ 760,432

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, *(in thousands)*

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 93,294	$ 74,645	$ 58,869
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	10,257	(753)	18,418
Depreciation, amortization and accretion, net	20,658	11,329	9,743
Deferred income tax expense (benefit)	1,823	5,401	(7,508)
Gain on sale of mortgage loans held for sale	(521)	(3,602)	(4,713)
Origination of mortgage loans held for sale	(135,045)	(157,304)	(258,525)
Proceeds from sale of mortgage loans held for sale	145,133	177,910	249,439
Bank owned life insurance income	(1,597)	(914)	(693)
(Gain)/loss on the disposal of premises and equipment	(4,369)	78	(150)
(Gain)/loss on the sale of other real estate owned	(46)	(163)	73
Loss on disposition of LFA	870	—	—
Stock compensation expense	4,394	4,565	3,262
Excess tax benefit from share-based compensation arrangements	(1,713)	(1,482)	(452)
Net change in accrued interest receivable and other assets	(14,137)	4,007	(20,880)
Net change in accrued interest payable and other liabilities	(10,259)	(11,617)	30,242
Net cash provided by operating activities	108,742	102,100	77,125
Cash flows from investing activities:			
Purchases of available for sale debt securities	(196,488)	(504,777)	(455,368)
Proceeeds from sales of acquired available for sale debt securities	2,111	91,214	—
Proceeds from maturities and paydowns of available for sale debt securities	169,499	210,052	348,736
Purchases of held to maturity debt securities	(459,183)	—	—
Proceeds from maturities and paydowns of held to maturity debt securities	145,902	—	—
Purchase of bank owned life insurance	(30,000)	—	—
Proceeds from redemption of Federal Home Loan Bank stock	2,883	8,980	—
Proceeds from the disposition of LFA	4,993	—	—
Proceeds from the sale of held for investment loans	—	—	2,794
Net change in non-PPP loans	(423,622)	(342,468)	(144,353)
Net change in PPP loans	122,141	441,987	(550,186)
Purchase of loans from broker	(82,074)	—	—
Purchases of premises and equipment	(18,441)	(4,581)	(5,458)
Proceeds from sale or disposal of premises and equipment	24,732	—	1,240
Other investment activities	(3,502)	(5,181)	(2,381)
Proceeds from sales of other real estate owned	7,168	919	258
Cash for acquisition, net of cash acquired	349,456	24,981	—
Net cash used in investing activities	(384,425)	(78,874)	(804,718)
Cash flows from financing activities:			
Net change in deposits	(515,669)	759,752	854,618
Net change in securities sold under agreements to repurchase and federal funds purchased	(9,929)	15,037	16,661
Proceeds from Federal Home Loan Bank advances	50,000	30,000	100,000
Repayments of Federal Home Loan Bank advances	—	(152,744)	(148,495)
Repayment of acquired line of credit	(3,200)	—	—
Repurchase of common stock	(4,534)	(3,618)	(2,265)
Share repurchases related to compensation plans	(272)	(208)	(224)
Cash disbursements to non-controlling interest	(322)	—	—
Disposition of LFA	(915)	—	—
Cash dividends paid	(33,301)	(28,198)	(24,481)
Net cash provided by financing activities	(518,142)	620,021	795,814
Net change in cash and cash equivalents	(793,825)	643,247	68,221
Beginning cash and cash equivalents	961,192	317,945	249,724
Ending cash and cash equivalents	$ 167,367	$ 961,192	$ 317,945

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*

Years Ended December 31, *(in thousands)*

		2022		2021		2020
Supplemental cash flow information:						
Interest paid	$	17,909	$	6,093	$	12,199
Income tax paid, net of refunds		20,892		14,259		12,468
Cash paid for operating lease liabilities		3,833		2,568		2,218
Supplemental non-cash activity:						
Unfunded commitments in tax credit investments	$	6,517	$	5,217	$	8,958
Loans purchased and not settled		—		—		5,000
Due to broker		22,245		20,998		—
Dividends payable to stockholders		230		220		213
Loans transferred to OREO		587		7,136		119
Premises and equipment transferred to premises held for sale		21,662		—		—
Liabilities assumed in conjunction with acquisitions:						
Fair value of assets acquired	$	1,403,509	$	1,389,327	$	—
Cash paid in acquisition		30,994		28,276		—
Common stock issued in acquisition		133,825		204,670		—
Non-controlling interest of acquired entity		3,094		—		—
Total consideration paid		167,913		232,946		—
Liabilities assumed	$	1,235,596		1,156,381	$	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Nature of Operations – Stock Yards Bancorp, Inc. ("Bancorp" or "the Company") is a FHC headquartered in Louisville, Kentucky. The accompanying consolidated financial statements include the accounts of its wholly owned subsidiaries, SYB ("the Bank") and SYB Insurance Company, Inc. ("the Captive"). Intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements of Bancorp and its subsidiaries have been prepared in conformity with GAAP and adhere to predominant practices within the banking industry.

Established in 1904, SYB is a state-chartered non-member financial institution that provides services in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets through 73 full service banking center locations.

Bancorp is divided into two reportable segments: Commercial Banking and WM&T:

> Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses in all its markets through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking and other banking services. The Bank also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

> WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

The Captive, a wholly owned subsidiary of the Company, is a Nevada-based captive insurance company that provides insurance against certain risks unique to operations of the Company and its subsidiaries for which insurance may not be currently available or economically feasible in today's insurance marketplace. The Captive pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. The Captive is subject to regulations of the State of Nevada and undergoes periodic examinations by the Nevada Division of Insurance. It has elected to be taxed under Section 831(b) of the Internal Revenue Code. Pursuant to Section 831(b), if gross premiums do not exceed $2,450,000, then the Captive is taxable solely on its investment income. The Captive is included in the Company's consolidated financial statements and its federal income tax return.

As a result of its acquisition of CB on March 7, 2022, Bancorp became the 100% successor owner of the following unconsolidated Delaware trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS.

Also as a result of its acquisition of Commonwealth Bancshares, Inc., Bancorp acquired a 60% interest in LFA, which is based in Bowling Green, Kentucky and provides wealth management services. LFA is consolidated into the Company. The non-controlling interest within the consolidated financial statements represents the interest in LFA not owned by Bancorp. Effective December 31, 2022, Bancorp's partial interest in LFA was sold, resulting in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the year ended December 31, 2022.

Critical Accounting Policies and Estimates – To prepare financial statements in conformity with GAAP, management must make estimates and assumptions that require difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers.

Bancorp's accounting policies are fundamental to understanding management's discussion and analysis of our results of operations and financial condition. At December 31, 2022 and 2021, the accounting policies considered the most critical in preparing Bancorp's consolidated financial statements is the determination of the ACL for loans and Goodwill. A detailed explanation of how Bancorp determines both the ACL for loans and Goodwill is provided within this footnote.

Accounting for Business Acquisitions – Bancorp accounts for acquisitions in accordance with the acquisition method as outlined in ASC Topic 805, "*Business Combinations*." The acquisition method requires: a) identification of the entity that obtains control of the acquiree; b) determination of the acquisition date; c) recognition and measurement of the identifiable assets acquired and liabilities assumed, and any non-controlling interest in the acquiree; and d) recognition and measurement of goodwill or bargain purchase gain.

Identifiable assets acquired, liabilities assumed, and any non-controlling interest in acquirees are generally recognized at their acquisition-date ("day-one") fair values based on the requirements of ASC Topic 820, "*Fair Value Measurements and Disclosures."* The measurement period for day-one fair values begins on the acquisition date and ends at the earlier of: (a) the day management believes it has all the information necessary to determine day-one fair values; or (b) one year following the acquisition date. In many cases, the determination of day-one fair values requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly complex and subjective in nature and subject to provisional period adjustments, which are retrospective adjustments to reflect new information existing at the acquisition date affecting day-one fair values. More specifically, these provisional period adjustments may be made, as market value data, such as valuations, are received by the Bank. Increases or decreases to day-one fair values are reflected with a corresponding increase or decrease to bargain purchase gain or goodwill.

Acquisition related costs are expensed as incurred unless those costs are related to issuing debt or equity securities used to finance the acquisition.

Cash and Cash Equivalents – Cash and cash equivalents include cash and due from banks, FFS and interest bearing due from banks as segregated in the accompanying consolidated balance sheets.

Mortgage Loans Held for Sale and Mortgage Banking Activities – Effective March 31, 2022, Bancorp elected to begin carrying mortgages originated and intended for sale in the secondary at fair value, as determined by outstanding commitments from investors. Mortgage loans held for sale prior to March 31, 2022 were carried at the lower of cost or market value. Net gains on mortgage loans held for sale are recorded as a component of Mortgage banking income and represent the difference between the selling price and the carrying value of the loans sold. Substantially all of the gains or losses on the sale of loans are reported in earnings when the interest rates on loans are locked.

Commitments to fund mortgage loans ("interest rate lock commitments") to be sold into the secondary market and non-exchange traded mandatory forward sales contracts ("forward contracts") for the future delivery of these mortgage loans or the purchase of TBA securities are accounted for as free-standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the Bank enters into the derivative. Generally, the Bank enters into forward contracts for the future delivery of mortgage loans or the purchase of TBA securities when interest rate lock commitments are entered into in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these mortgage derivatives are included in net gains on sales of loans, which is a component of Mortgage banking income on the income statement.

Mortgage loans held for sale are generally sold with the MSRs retained. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded as component of Mortgage banking income. Fair value is based on the market prices for comparable mortgage servicing contracts when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into Mortgage banking income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Amortization of MSRs are initially set at seven years and are periodically adjusted based on the weighted average remaining life of the underlying loans.

A primary factor influencing the fair value is the estimated life of the underlying serviced loans. The estimated life of the serviced loans is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs generally decline due to higher expected prepayments within the portfolio. Alternatively, during a period of rising interest rates, the fair value of MSRs generally will increase, as prepayments on the underlying loans would be expected to decline.

Loan servicing income is reported on the income statement as a component of Mortgage banking income. Loan servicing income is recorded as loan payments are collected and includes servicing fees from investors and certain charges collected from borrowers. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are considered nominal.

Debt Securities – Bancorp determines the classification of debt securities at the time of purchase. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt securities not classified as held to maturity are classified as AFS and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in AOCI, net of tax.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method. Amortization of premiums and discounts are recognized in interest income over the period to maturity using the interest method, except for premiums on callable debt securities, which are amortized to their earliest call date.

Bancorp has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and reports accrued interest separately in the consolidated balance sheets. A debt security is placed on non-accrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on non-accrual is reversed against interest income. There was no accrued interest related to AFS debt securities reversed against interest income for the years ended December 31, 2022 and 2021.

ACL – AFS Debt Securities – For AFS debt securities in an unrealized loss position, Bancorp evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in AOCI, net of tax. Credit-related impairment is recognized as an ACL for AFS debt securities on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable on AFS debt securities totaled $3.8 million and $2.6 million as of December 31, 2022 and December 31, 2021, respectively, and is excluded from the estimate of credit losses. Both the ACL for AFS debt securities and the adjustment to net income may be reversed if conditions change. However, if Bancorp intends to sell an impaired AFS debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL for AFS debt securities in this situation.

In evaluating AFS debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, Bancorp considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. There were no credit related factors underlying unrealized losses on AFS debt securities at December 31, 2022 and December 31, 2021, therefore, no ACL for AFS securities was recorded.

Changes in the ACL for AFS debt securities are recorded as expense. Losses are charged against the ACL for AFS debt securities when management believes the uncollectability of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

ACL – HTM Debt Securities – Bancorp measures expected credit losses on HTM debt securities on a collective basis by major security type. Accrued interest receivable on HTM debt securities totaled $1.8 million and $0 as of December 31, 2022 and December 31, 2021, respectively, and is excluded from the ACL on HTM securities. The estimate of the ACL for HTM securities considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. As of both December 31, 2022 and December 31, 2021, no ACL for HTM securities was recorded.

FHLB Stock – Bancorp is a member institution of the FHLB. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts of stock. FHLB stock is carried at cost, classified as a restricted security and annually evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are recorded as interest income.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost basis, which is the unpaid principal balance outstanding, net of unearned income, deferred loan fees and costs, premiums and discounts associated with acquisition date fair value adjustments on acquired loans and any direct partial charge-offs. Bancorp has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance in the consolidated balance sheets.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the life of the loan without anticipating prepayments.

Loans are considered past due or delinquent when the contractual principal and/or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. The accrual of interest income on loans is typically discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection, or if full collection of interest or principal becomes doubtful. Consumer loans are typically charged off no later than 120 days past due. All interest accrued but not received for a loan placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Acquired loans are recorded at fair value at the date of acquisition based on a DCF methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting Bancorp's assessment of risk inherent in the cash flow estimates. Certain larger purchased loans are individually evaluated while certain purchased loans are grouped together according to similar risk characteristics and are treated in aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective, as they require material estimates, all of which may be susceptible to significant change.

Loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial ACL is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial ACL is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to non-credit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans.

Acquired loans are determined by Bancorp to have more-than-insignificant deterioration in credit quality since origination if any of the following designations apply, listed in order of priority as follows: Loans individually analyzed by Bancorp and determined to have a collateral or cash flow deficiency resulting in a full or partial allocation for loss, loans placed on non-accrual status by the acquired institution, loans identified as TDRs by the acquired institution, loans that have received a partial charge off by the acquired institution, loans risk-rated below a "pass" grade by the acquired institution and any loans past due 59 days or more at the time of acquisition.

For acquired loans not deemed PCD at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income over the lives of the related loans. For non-PCD loans, an initial ACL on loans is estimated and recorded as credit loss expense at the acquisition date.

The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

Bancorp adopted ASC 326, *"Financial Instruments – Credit Losses,"* effective January 1, 2020 using the modified retrospective approach. Bancorp recorded a net reduction of retained earnings of $8.8 million upon adoption. The transition adjustment included an increase in the ACL on loans of $8.2 million and an increase in the ACL for off-balance sheet credit exposures of $3.5 million, net of the total corresponding DTA increase of $2.9 million.

Bancorp adopted ASC 326 using the prospective transition approach for loans purchased with PCD that were previously classified as PCI and accounted for under ASC 310-30. In accordance with the standard, management did not reassess whether PCI loans met the criteria of PCD loans as of the adoption date. On January 1, 2020, non-accretable yield marks of $1.6 million related to formerly classified PCI loans were reclassified between the amortized cost basis of loans and corresponding ACL. The majority of these marks were subsequently charged off in the third quarter of 2020.

The following table summarizes the impact of the adoption of ASC 326 effective January 1, 2020:

| | January 1, 2020 | | |
(in thousands)	As reported under ASC 326	Pre-ASC 326 Adoption	Impact of Adoption (1)
Allowance for credit losses on loans:			
Commercial real estate - non-owner occupied	$ 8,333	$ 5,235	$ 3,098
Commercial real estate - owner occupied	6,219	3,327	2,892
Total commercial real estate	14,552	8,562	5,990
Commercial and industrial - term	7,147	6,782	365
Commercial and industrial - line of credit	4,129	5,657	(1,528)
Total commercial and industrial	11,276	12,439	(1,163)
Residential real estate - owner occupied	2,713	1,527	1,186
Residential real estate - non-owner occupied	1,376	947	429
Total residential real estate	4,089	2,474	1,615
Construction and land development	5,161	2,105	3,056
Home equity lines of credit	842	728	114
Consumer	398	100	298
Leases	233	237	(4)
Credit cards	96	146	(50)
Total allowance for credit losses on loans	$ 36,647	$ 26,791	$ 9,856
Total allowance for credit losses on off-balance sheet exposures	$ 3,850	$ 350	$ 3,500

(1) – The impact of the ASC 326 adoption on the ACL on loans reflects $8.2 million related to the transition from the incurred loss ACL model to the CECL ACL model and $1.6 million related to the transition from PCI to PCD methodology as defined in the standard.

ACL – Loans – Under the CECL model, the ACL on loans represents a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to represent the net amount expected to be collected on the loan portfolio.

Bancorp estimates the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of payment, and partial charge-offs. In the event that collection of principal becomes uncertain, Bancorp has policies in place to reverse accrued interest in a timely manner. Therefore, Bancorp has made a policy election to exclude accrued interest from the measurement of the ACL on loans.

Expected credit losses are reflected in the ACL on loans through a charge to provision for credit losses on loans. When Bancorp deems all or a portion of a financial asset to be uncollectible, the appropriate amount is written-off and the ACL on loans is reduced by the same amount. Bancorp applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts of collection have been exhausted and the collateral, if any, has been liquidated. Subsequent recoveries, if any, are credited to the ACL on loans when received.

Bancorp's methodologies for estimating the ACL on loans consider available relevant information about the collectability of cash flows, including information about past events, current conditions and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. Bancorp's methodologies may revert to historical loss information on a straight-line basis over a number of quarters when it can no longer develop reasonable and supportable forecasts.

Loans are predominantly segmented by FDIC Call Report Codes into loan pools that have similar risk characteristics, similar collateral type and are assumed to pose consistent risk of loss to Bancorp. Bancorp has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

Commercial Real Estate – Owner Occupied – Includes non-farm non-residential real estate loans for a variety of commercial property types and purposes, and is typically secured by commercial offices, industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party (or affiliate) who owns the property. Repayment terms vary considerably; interest rates are fixed or variable and structured for full or partial amortization of principal.

Commercial Real Estate – Non-Owner Occupied – Includes investment real estate loans secured by similar collateral as above. The primary source of income for this loan type is typically rental income associated with the property. This category also includes apartment or multifamily residential buildings (secured by five or more dwelling units).

Construction and Land Development – Consists of loans to finance the ground up construction or improvement of owner occupied and non-owner occupied residential and commercial properties and loans secured by raw or improved land. The repayment of C&D loans is generally dependent upon the successful completion of the improvements by the builder for the end user, the leasing of the property, or sale of the property to a third party. Repayment of land secured loans is dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt. Bancorp's construction loans may convert to real estate-secured loans once construction is completed or principal amortization payments begin, assuming the borrower retains financing with the Bank.

Commercial and Industrial – Represents loans for C&I purposes to sole proprietorships, partnerships, corporations and other business enterprises, whether secured (other than those that meet the definition of a "loan secured by real estate") or unsecured, single payment or installment. This category includes loans originated for financing capital expenditures, loans secured by accounts receivable, inventory and other business assets such as equipment, non-real estate related construction loans in addition to non-real estate loans guaranteed by the SBA. Bancorp originates these loans for a variety of purposes across various industries. This portfolio has been segregated between term loans and revolving lines of credits based on the varied characteristics of these individual loan structures.

Residential Real Estate – Includes non-revolving (closed-end) first and junior lien loans secured by residential real estate primarily in Bancorp's market areas. This portfolio is segregated between owner occupied and non-owner occupied status, as the investment nature of the latter poses additional credit risks to Bancorp.

Home Equity Lines of Credit – Similar to the above, however these are revolving (open-ended) lines of credit.

Consumer – Represents loans to individuals for personal expenditures that may be secured or unsecured. This includes pre-arranged overdraft plans, secured automobile loans and other consumer-purpose loans.

Leases – Represents a variety of equipment leasing options to businesses.

Credit Cards – Represents revolving loans to businesses and, to a lesser extent, consumers.

Bancorp measures expected credit losses for its loan portfolio segments as follows:

Loan Portfolio Segment	ACL Methodology
Commercial real estate - non-owner occupied	Discounted cash flow
Commercial real estate - owner occupied	Discounted cash flow
Commercial and industrial - term	Static pool
Commercial and industrial - line of credit	Static pool
Residential real estate - owner occupied	Discounted cash flow
Residential real estate - non-owner occupied	Discounted cash flow
Construction and land development	Static pool
Home equity lines of credit	Static pool
Consumer	Static pool
Leases	Static pool
Credit cards	Static pool

Based on the 100% SBA guarantee of the PPP loan portfolio, Bancorp does not generally reserve for potential losses for these loans within the ACL.

Discounted Cash flow Method – The DCF methodology is used to develop cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speeds, curtailments, time to recovery, probability of default and loss given default. The modeling of expected prepayment speeds, curtailment rates and time to recovery are based on historical internal data.

Bancorp uses regression analysis on historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers. For all loan pools utilizing the DCF method, management utilizes a forecasted unemployment rate as its primary loss driver, as this was determined to best correlate to historical losses.

With regard to the DCF model and the adoption of CECL effective January 1, 2020, management determined that four quarters represented a reasonable and supportable forecast period with reversion back to a historical loss rate over eight quarters on a straight-line basis. However, in response to uncertainty surrounding the magnitude and duration of the economic crisis created by the pandemic, management subsequently determined that a one-quarter forecast period with a reversion back to a historical loss rate in the following quarter was appropriate for the calculation performed at March 31, 2020. For the calculation performed at June 30, 2020, management elected to return to the four quarter forecast period with reversion back to a historical loss rate in the following quarter, which was the methodology used for all subsequent calculations through June 30, 2021. Beginning with the calculation performed as of September 30, 2021 and continuing through the calculation performed as of December 31, 2022, management concluded that increasing the reversion period back to a historical loss rate over four quarters on a straight line basis was warranted, as both current and forecasted unemployment levels have normalized.

The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level NPV of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis.

Static Pool Method – The static pool methodology is utilized for the loan portfolio segments that typically have shorter durations. For each of these loan segments, Bancorp applies an expected loss ratio based on historical losses adjusted as appropriate for qualitative loss factors. Qualitative loss factors are based on management's judgment of company, market, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans and reasonable and supportable forecasts of economic conditions.

Collateral Dependent Loans – Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent loans where Bancorp has determined that the liquidation or foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and Bancorp expects repayment of the financial asset to be provided substantially through the operation of the business or sale of the collateral, the ACL is measured based on the difference between the estimated fair value of the collateral and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the NPV of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the financial asset exceeds the fair value of the underlying collateral less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of loan. Bancorp's estimate of the ACL reflects losses expected over the remaining contractual life of the loan and the contractual term does not consider extensions, renewals or modifications.

A loan that has been modified or renewed is considered a TDR when two conditions are met: 1) the borrower is experiencing financial difficulty and 2) concessions are made for the borrower's benefit that would not otherwise be considered for a borrower or transaction with similar credit risk characteristics. TDRs are evaluated individually to determine the required ACL. TDRs performing in accordance with their modified contractual terms for a reasonable period may be included in Bancorp's existing pools based on the underlying risk characteristics of the loan to measure the ACL.

Premises and Equipment – Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of premises and equipment is computed using straight-line methods over the estimated useful lives of the assets ranging from three to 40 years. Leasehold improvements are amortized on the straight-line method over terms of the related leases, including expected renewals, or over the useful lives of the improvements, whichever is shorter. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Premises held for sale are also carried at cost, less accumulated depreciation and amortization. Premises held for sale represent properties owned by Bancorp that are currently listed for sale due mainly to location overlap and/or lack of necessity stemming from acquisition-related activity.

Goodwill and Other Intangible Assets – Goodwill resulting from business acquisitions represents the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested annually for impairment or more frequently if events and circumstances exist that indicate a goodwill impairment test should be performed.

Bancorp has selected September 30 as the date to perform its annual goodwill impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank's balance sheet.

Currently, goodwill recorded on Bancorp's consolidated balance sheets is attributed mainly to the Commercial Banking segment, while a portion is also attributed to the WM&T segment. Goodwill related to the KSB acquisition is deductible for tax purposes, as it was structured as an asset sale/338 election. Goodwill related to the CB and KB acquisitions is not deductible for tax purposes, as both were structured as stock sales. Based on its assessment, Bancorp believes its goodwill balances at December 31, 2022 and December 31, 2021 were not impaired and are properly recorded in the consolidated financial statements.

Other intangible assets consist of CDI and CLI assets arising from business acquisitions. The CDI and CLI assets represent customer relationships associated with acquired deposit portfolios and WM&T businesses, respectively. CDI and CLI assets are initially measured at fair value and then amortized on an accelerated method over their estimated useful lives.

Other Assets – BOLI and other life insurance policies are carried at net realizable value, which considers applicable surrender charges. Also, Bancorp maintains life insurance policies in conjunction with its non-qualified defined benefit and non-qualified compensation plans.

OREO is initially recorded at fair value, less estimated costs to sell, establishing a new cost basis for the asset. OREO is subsequently carried at the lower of cost or estimated fair value minus estimated selling costs. In certain situations, improvements to prepare assets for sale are capitalized if those costs increase the estimated fair value of the asset. Expenses incurred in maintaining assets, write downs to reflect subsequent declines in value, and realized gains or losses are reflected in the results of operations and are included in non-interest income and/or expense.

Off-Balance Sheet Credit Exposures – Financial instruments include off-balance sheet credit instruments, such as commitments to originate loans, commitments to fund existing loans and commercial letters of credit issued to meet customer-financing needs. Off-balance sheet refers to assets or liabilities that do not appear on a company's balance sheet. Bancorp's exposure to credit loss in the event of non-performance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

Bancorp records an ACL for off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to credit loss expense for off-balance sheet credit exposures included in provision for credit losses for off-balance sheet credit exposures on Bancorp's consolidated statements of income. The ACL for off-balance sheet credit exposures is estimated by loan portfolio segment at each balance sheet date under the current CECL model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur and is included in other liabilities on Bancorp's consolidated balance sheets.

Derivatives – Bancorp uses derivative financial instruments, including interest rate swaps, as part of its interest rate risk management. GAAP establishes accounting and reporting standards for derivative instruments and hedging activities. As required by GAAP, Bancorp's interest rate swaps are recognized as other assets and liabilities in the consolidated balance sheet at fair value. Accounting for changes in fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, Bancorp must comply with detailed rules and documentation requirements at inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

For derivatives designated as cash flow hedges, the effective portion of changes in fair value of the derivative is initially reported in OCI and subsequently reclassified to interest income or expense when the hedged transaction affects earnings, while the ineffective portion of changes in fair value of derivative, if any, is recognized immediately in other noninterest income. Bancorp assesses the effectiveness of each hedging relationship by comparing cumulative changes in cash flows of the derivative hedging instrument with cumulative changes in cash flows of the designated hedged item or transaction. No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.

Periodically, Bancorp enters into an interest rate swap transaction with a borrower, who desires to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. Because of matching terms of offsetting contracts and collateral provisions mitigating any non-performance risk, changes in fair value subsequent to initial recognition have an insignificant effect on earnings. Because these derivative instruments have not been designated as hedging instruments, the derivative instruments are recognized on the consolidated balance sheet at fair value, with changes in fair value, due to changes in prevailing interest rates, recorded in other noninterest income.

Bancorp had no fair value hedging relationships at December 31, 2022 and December 31, 2021. Bancorp does not use derivatives for trading or speculative purposes. See the Footnote titled "*Interest Rate Swaps*" for additional discussion.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from Bancorp, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation – For all awards, stock-based compensation expense is recognized over the period in which it is earned based on the grant-date fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures at the time of grant. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in DTAs and DTLs. DTAs and DTLs are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted statutory tax rates. A valuation allowance, if needed, reduces DTAs to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded.

Bancorp recognizes interest and/or penalties related to income tax matters in income tax expense, if any.

Bancorp periodically invests in certain partnerships with customers that yield historic tax credits, accounted for using the flow through method, which approximates the equity method. Also, low-income housing tax credits, as well as tax-deductible losses, are accounted for using the effective yield method for older transactions or proportional amortization method for more recent transactions. The tax benefit of these investments exceeds the amortization expense associated with them, resulting in a positive impact on net income.

Net Income Per Share – Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share is determined by dividing net income by the weighted average number of shares of common stock outstanding plus the weighted average number of shares that would be issued upon exercise of dilutive options and SARs, assuming proceeds are used to repurchase shares under the treasury stock method.

Comprehensive Income (Loss) – Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from outside of the Company's control. For Bancorp, this includes net income, changes in unrealized gains and losses on AFS debt securities and cash flow hedging instruments, net of reclassification adjustments and taxes, and minimum pension liability adjustments, net of taxes.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are any outstanding matters that would have a material effect on the financial statements.

Restrictions on Cash and Cash Equivalents – Bancorp has historically been required by the FRB to maintain average reserve balances. Effective March 26, 2020, the FRB reduced the reserve requirement ratio to 0% in response to the COVID-19 pandemic, eliminating reserve requirements for all depository institutions. The reserve requirement ratio remained at 0% as of December 31, 2022.

The Company's insurance captive maintains cash reserves to cover insurable claims. Reserves were maintained at a minimum of $200,000 as of December 31, 2022 and 2021.

Dividend Restriction – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Holding Company or by the Holding Company to shareholders.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as disclosed in the Footnote titled "*Assets and Liabilities Measured and Reported at Fair Value*" in this section of the filing. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect such estimates.

Revenue from Contracts with Customers – The majority of Bancorp's revenue comes from interest income and other sources, including loans, leases, securities, and derivatives, which are not subject to ASC 606. Bancorp's services that fall within the scope of ASC 606 are presented within non-interest income and are recognized as revenue as Bancorp satisfies its obligation to its customer.

Segment Information – Bancorp provides a broad range of financial services to individuals, corporations and others through its full service banking locations. These services include loan and deposit services, cash management services, securities brokerage activities, mortgage origination and WM&T activities. Bancorp's operations are considered by management to be aggregated in two reportable operating segments: Commercial Banking and WM&T.

Reclassifications – Certain amounts presented in prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported prior periods' net income or shareholders' equity.

Adoption of New Accounting Guidance – The FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): "*Facilitation of the Effects of Reference Rate Reform on Financial Reporting*," in March 2020. The amendments in this update provide optional guidance for a limited period to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. It provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The main provisions include:

- A change in a contract's reference interest rate would be accounted for as a continuation of that contract rather than as the creation of a new one for contracts, including loans, debt, leases and other arrangements, that meet specific criteria.
- When updating its hedging strategies in response to reference rate reform, an entity would be allowed to preserve its hedge accounting.

The guidance is applicable only to contracts or hedge accounting relationships that reference LIBOR or another reference rate expected to be discontinued. Because the guidance is meant to help entities through the transition period, it will be in effect for a limited time and will not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, for which an entity has elected certain optional expedients that are retained through the end of the hedging relationship. The amendments in this ASU were effective March 12, 2020 through December 31, 2022.

In May 2020, the SEC issued a final rule related to acquisitions and dispositions of businesses and related pro forma information. The rule revised the circumstances that require financial statements and related pro forma information for acquisitions and dispositions of businesses. The intent of the rule is to allow for more meaningful conclusions on when an acquired or disposed business is significant as well as to improve the related disclosure requirements. The changes are intended to improve disclosure. The final rule was effective January 1, 2021.

Accounting Standards Updates – Generally, if an issued but not yet effective ASU with an expected immaterial impact to Bancorp has been disclosed in prior SEC filings, it will not be re-disclosed.

In June 2022, the FASB issued ASU 2022-03, *"Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions."* ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security should not be considered in measuring fair value. It also requires the following disclosures for equity securities subject to contractual sale restrictions: 1) the fair value of the equity security subject to contractual sale restrictions reflected in the balance sheet; 2) the nature and remaining duration of the restriction(s); and 3) the circumstances that could cause a lapse in the restriction(s). ASU 2022-03 is effective for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The guidance should be applied prospectively. ASU 2022-03 is not expected to have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, "*Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures.* ASU 2022-02 eliminates the accounting guidance for TDRs in ASC 310-40, "*Receivables – Troubled Debt Restructurings by Creditors*" for entities that have adopted the CECL model introduced by ASU 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.*" ASU 2022-02 also requires that public business entities disclose current-period gross charge offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, "*Financial Instruments – Credit Losses – Measured at Amortized Cost.*" This guidance is effective for fiscal years beginning after December 15, 2022 and will not have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "*Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting.*" These amendments provide temporary optional guidance to ease the potential burden in account for reference rate reform. The ASU provides optional expedients and exceptions for apply GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. In January 2021, the FASB issued ASU 2021-01, which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the transition. In December of 2022, the FASB issued ASU 2022-06, which extended the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The guidance ensures the relief in Topic 848 covers the period of time during which a significant number of modifications may take place and the ASU defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company continues to implement its transition plan towards cessation of LIBOR and the modification of its loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR. The Company expects to utilize the LIBOR transition relief allowed under ASU 2020-04, ASU 2021-01 and ASU 2022-06, as applicable, and does not expect such adoption to have a material impact on the consolidated financial statements. The Company will continue to assess the impact as the reference rate transition progresses.

(2) Cash and Due from Banks

At December 31, 2022 and 2021, Bancorp's interest-bearing cash accounts and non-interest bearing deposits held at other financial institutions exceeded the $250,000 federally insured limits by approximately $8 million and $92 million, respectively. Each correspondent bank's financial performance and market rating are reviewed on a quarterly basis to ensure Bancorp maintains deposits only at highly rated institutions, providing minimal risk for those exceeding federally insured limits. Bancorp had approximately $76 million and $811 million held cumulatively at the FRB and FHLB as of December 31, 2022 and December 31, 2021, which are government-sponsored entities not insured by the FDIC. The vast majority of these balances were held at the FRB.

Bancorp has historically been required to maintain an average reserve balance in cash or with the FRB relating to customer deposits. However, effective March 26, 2020, the FRB reduced the requirement ratio to 0% in response to the COVID-19 pandemic, eliminating the reserve requirements for all depository institutions. The reserve requirement remained at 0% as of December 31, 2022.

(3) Bank Acquisitions

Commonwealth Bancshares, Inc.

On March 7, 2022, Bancorp completed its acquisition of Commonwealth Bancshares, Inc. in a combined stock and cash transaction for total consideration of $168 million. Bancorp acquired 15 retail branches, including nine in Jefferson County, four in Shelby County, and two in Northern Kentucky.

Effective December 31, 2022, management finalized the fair values of the acquired assets and assumed liabilities in advance of the 12 month post-acquisition date, as allowed by GAAP.

The following table provides a summary of the fair value of the assets acquired and liabilities assumed by Bancorp as of the acquisition date, the previously reported preliminary fair value adjustments necessary to adjust those acquired assets and assumed liabilities to fair value, final provisional period adjustments to those previously reported preliminary values, and the final fair values of those assets and liabilities as recorded by Bancorp.

(in thousands)	As Recorded By CB	Fair Value Adjustments (1)		Classification Adjustments (2)	Provisional Period Adjustments (1)	As Recorded by Bancorp
Assets aquired:						
Cash and due from banks	$ 380,450	$ —		$ —	$ —	$ 380,450
Mortgage loans held for sale	3,559	—		—	—	3,559
Available for sale debt securities	247,209	(416)	a	(161,819)	—	84,974
Held to maturity debt securities (2)	—	—	a	161,819	—	161,819
Federal Home Loan Bank stock, at cost	4,436	—		—	—	4,436
Loans	645,551	(13,147)	b	—	—	632,404
Allowance for credits losses on loans	(16,102)	6,152	c	—	—	(9,950)
Net loans	629,449	(6,995)		—	—	622,454
Premises and equipment, net	28,784	4,009	d	—	—	32,793
Accrued interest receivable	1,973	—		—	—	1,973
Goodwill	5,412	(5,412)	e	—	—	—
Core deposit intangible	—	12,724	f	—	—	12,724
Customer list intangibles	—	14,360	g	—	—	14,360
Mortgage servicing rights	9,387	3,289	h	—	—	12,676
Deferred income taxes, net	—	(3,727)	i	—	—	(3,727)
Other assets	9,389	(1,065)	j	—	—	8,324
Total assets acquired	$ 1,320,048	$ 16,767		$ -	$ -	$ 1,336,815
Liabilities assumed:						
Deposits:						
Non-interest bearing	$ 302,098	$ —		$ —	$ —	$ 302,098
Interest bearing	818,334	371	k	—	—	818,705
Total deposits	1,120,432	371		—	—	1,120,803
SSUAR	66,220	—		—	—	66,220
Subordinated debentures	26,806	(794)	l	—	—	26,012
Line of credit	3,200	—		—	—	3,200
Accrued interest payable	243	—		—	—	243
Other liabilities	17,822	1,296	m	—	—	19,118
Total liabilities assumed	1,234,723	873		—	—	1,235,596
Net assets acquired	$ 85,325	$ 15,894		$ -	$ -	$ 101,219
Consideration for common stock						$ 133,825
Cash consideration paid						30,994
Noncontrolling interest of acquired entity						3,094
Total consideration						$ 167,913
Goodwill						$ 66,694

(1)   See the following page for explanations of individual fair value/provisional period adjustments.

(2)   As of acquisition date, securities with a fair value of $162 million were classified by Bancorp as HTM.

Explanation of fair value/provisional period adjustments:

a.   Adjustment to investment securities based on Bancorp's evaluation of the acquired portfolio.

b.   Adjustments to loans to reflect estimated fair value adjustments, including the following:

(in thousands)		
Fair value adjustment - acquired non PCD loans	$	(9,216)
Fair value adjustment - acquired PCD loans		(4,094)
Eliminate unrecognized loan fees on acquired loans and fair value hedge		163
Net loan fair value adjustments	$	(13,147)

c.   The net adjustment to allowance for credit losses includes the following:

(in thousands)		
Reversal of historical CB ACL for loans	$	(16,102)
Estimate of lifetime credit losses for PCD loans		9,950
Net change in ACL for loans	$	(6,152)

d.   Adjustment to premises and equipment to reflect the estimated fair value of acquired premises and equipment and right of use assets.

e.   Elimination of the historical CB goodwill.

f.   Calculation of CDI related to the acquisition.

g.   Calculation of CLI related to the acquisition.

h.   Adjustment to reflect the estimated fair value of MSRs.

i.   Adjustment to net DTAs associated with the effects of the purchase accounting adjustments.

j.   Adjustment to other assets to reflect the estimated fair value of prepaid and other assets.

k.   Adjustment to deposits to reflect the estimated fair value of time deposits in interest rates, which was based on an analysis of market interest rates and maturity dates at the time of acquisition.

l.   Adjustment to reflect the estimated fair value of subordinated debentures for differences in interest rates, which was based primarily on an analysis of market interest rates and maturity dates at the time of acquisition.

m.   Adjustment to other liabilities to establish the reserve for unfunded loan commitments under CECL, operating lease liabilities and various accrual adjustments.

Goodwill of approximately $67 million, which is the excess of the acquisition consideration over the fair value of net assets acquired, was recorded in the CB acquisition and is the result of expected operational synergies and other factors. This goodwill is attributable to the Company's Commercial Banking and Wealth Management & Trust segments. Goodwill related to the CB acquisition is not deductible for tax purposes, as the transaction was structured as a stock sale. To the extent that management revises any of the above fair value adjustments as a result of its continuing evaluation, the amount of goodwill recorded in the CB acquisition will change.

Loans acquired that were not subject to guidance relating to PCD loans include loans with a fair value and gross contractual amounts receivable of $540 million and $549 million at the date of acquisition.

Total revenue, defined as net interest income and non-interest income, attributed to CB totaled approximately $38.6 million for the year ended December 31, 2022, respectively.

The following unaudited pro forma condensed combined financial information presents the results of operations of Bancorp, including the effects of the purchase accounting adjustments and acquisition expenses, had the CB acquisition taken place at the beginning of the period. Further, the pro forma condensed combined financial information presented below for the year ended December 31, 2021 also assumes that the KB acquisition, which actually occurred on May 31, 2021, took place at the beginning of the period.

(in thousands, except per share data)

Years ended December 31,		2022		2021
Net interest income	$	238,416	$	218,376
Provision for credit losses (1)		5,828		(7,667)
Non-interest income		92,089		123,530
Non-interest expense (2)		182,783		200,941
Income before taxes		141,894		148,632
Income tax expense		32,212		31,443
Net income		109,682		117,189
Less net income attributed to noncontrolling interest		337		362
Net income available to stockholders	$	109,345	$	116,827
Earnings per share				
Basic	$	3.75	$	4.02
Diluted		3.72		3.99
Basic weighted average shares outstanding		29,122		29,037
Diluted weighted average shares outstanding		29,386		29,295

(1) - Excludes $4.4 million in merger related credit loss expense for the year ended December 31, 2022. Excludes $7.4 million in merger related credit loss expense for the year ended December 31, 2021.

(2) - Excludes $24.1 million in pre-tax merger expenses for the year ended December 31, 2022. Excludes $18.5 million in pre-tax merger expenses for the year ended December 31, 2021.

Kentucky Bancshares, Inc.

On May 31, 2021, Bancorp completed its acquisition of Kentucky Bancshares, Inc. in a combined stock and cash transaction for total consideration of $233 million. Bancorp acquired 19 branches in 11 communities throughout central and eastern Kentucky, including the Lexington, Kentucky metropolitan statistical area and contiguous counties, and also acquired a captive insurance subsidiary.

Effective March 31, 2022, management finalized the fair values of the acquired assets and assumed liabilities in advance of the 12 month post-acquisition date, as allowed by GAAP.

The following table provides a summary of the fair value of the assets acquired and liabilities assumed by Bancorp as of the acquisition date, the previously reported preliminary fair value adjustments necessary to adjust those acquired assets and assumed liabilities to fair value, final provisional period adjustments to those previously reported preliminary values, and the final fair values of those assets and liabilities as recorded by Bancorp.

(in thousands)	As Recorded By KB		Fair Value Adjustments (1)		Provisional Period Adjustments (1)		As Recorded by Bancorp	
Assets aquired:								
Cash and due from banks	$	53,257	$	—	$	—	$	53,257
Mortgage loans held for sale		3,071		—		—		3,071
Available for sale debt securities		396,157		(295)	a	—		395,862
Federal Home Loan Bank stock, at cost		7,072		—		—		7,072
Loans		755,932		(757)	b	—		755,175
Allowance for credits losses on loans		(9,491)		2,734	c	—		(6,757)
Net loans		746,441		1,977		—		748,418
Premises and equipment, net		27,401		(6,361)	d	—		21,040
Bank owned life insurance		18,909		—		—		18,909
Accrued interest receivable		4,939		—		—		4,939
Goodwill		14,001		(14,001)	e	—		—
Core deposit intangible		—		3,404	f	999	f	4,403
Other real estate owned		674		(123)	g	—		551
Mortgage servicing rights		1,628		34	h	—		1,662
Deferred income taxes, net		1,856		715	i	(230)	i	2,341
Other assets		6,421		(1,866)	j	(70)	j	4,485
Total assets acquired	$	1,281,827	$	(16,516)	$	699	$	1,266,010
Liabilities assumed:								
Deposits:								
Non-interest bearing	$	359,544	$	—	$	—	$	359,544
Interest bearing		678,528		1,146	k	—		679,674
Total deposits		1,038,072		1,146		—		1,039,218
Securities sold under agreements to repurchase		11,360		—		—		11,360
Federal Home Loan Bank advances		88,581		2,490	l	—		91,071
Accrued interest payable		505		—		—		505
Other liabilities		16,231		(2,004)	m	—		14,227
Total liabilities assumed		1,154,749		1,632		—		1,156,381
Net assets acquired	$	127,078	$	(18,148)	$	699	$	109,629
Consideration for common stock							$	204,670
Cash consideration paid								28,276
Total consideration							$	232,946
Goodwill							$	123,317

(1)   See the following page for explanations of individual fair value/provisional period adjustments.

Explanation of fair value/provisional period adjustments:

a.   Adjustment based on Bancorp's evaluation of the acquired investment portfolio. Bancorp sold approximately $91 million in AFS debt securities shortly after acquisition.

b.   Adjustments to loans to reflect estimated fair value adjustments, including the following:

(in thousands)		
Fair value adjustment - acquired non PCD loans	$	228
Fair value adjustment - acquired PCD loans		(735)
Eliminate unrecognized loan fees on acquired loans and fair value hedge		(250)
Net loan fair value adjustments	$	(757)

c.   The net adjustment to allowance for credit losses includes the following:

(in thousands)		
Reversal of historical KB ACL for loans	$	9,491
Estimate of lifetime credit losses for PCD loans		(6,757)
Net change in ACL for loans	$	2,734

d.   Adjustment to premises and equipment to reflect the estimated fair value of acquired premises and equipment and right of use assets.

e.   Elimination of the historical KB goodwill.

f.   Calculation of CDI related to the acquisition. During the third quarter of 2021, a provisional period adjustment of $999,000 was recorded based on revised inputs used in the CDI calculation.

g.   Adjustment to reflect the estimated fair value of other real estate owned.

h.   Adjustment to reflect the estimated fair value of MSRs.

i.   Adjustment to net DTAs associated with the effects of the purchase accounting adjustments.

j.   Adjustment to other assets to reflect the estimated fair value of prepaid and other assets. During the third quarter of 2021, a provisional period adjustment of $70,000 was recorded for the write off of miscellaneous mortgage servicing fees.

k.   Adjustment to deposits to reflect the estimated fair value of time deposits in interest rates, which was based on an analysis of market interest rates and maturity dates at the time of acquisition.

l.   Adjustment to reflect the estimated fair value of FHLB advances for differences in interest rates, which was based primarily on an analysis of current market interest rates and maturity dates. All KB FHLB advances were paid off immediately after acquisition.

m.   Adjustment to other liabilities to establish the reserve for unfunded loan commitments under CECL, operating lease liabilities and various accrual adjustments.

Goodwill of approximately $123 million, which is the excess of the acquisition consideration over the fair value of net assets acquired, was recorded in the KB acquisition and is the result of expected operational synergies and other factors. This goodwill is all attributable to the Company's Commercial Banking segment. Goodwill related to the KB acquisition is not deductible for tax purposes, as the transaction was structured as a stock sale.

Loans acquired that were not subject to guidance relating to PCD loans include loans with a fair value and gross contractual amounts receivable of $724 million and $723 million at the date of acquisition.

Total revenue, defined as net interest income and non-interest income, attributed to KB totaled approximately $27.0 million for the year ended December 31, 2021, respectively.

The following unaudited pro forma condensed combined financial information presents the results of operations of Bancorp, including the effects of the purchase accounting adjustments and acquisition expenses, had the KB acquisition taken place at the beginning of 2021:

(in thousands, except per share data)

Years ended December 31,		2021
Net interest income	$	185,708
Provision for credit losses (1)		(7,967)
Non-interest income		72,308
Non-interest expense (2)		140,508
Income before taxes		125,475
Income tax expense		26,406
Net income		99,069
Earnings per share		
Basic	$	3.74
Diluted		3.70
Basic weighted average shares outstanding		26,522
Diluted weighted average shares outstanding		26,780

(1) - Excludes $7.4 million in merger related credit loss expense for the year ended December 31, 2021.

(2) - Excludes $18.1 million in pre-tax merger expenses for the year ended December 31, 2021.

(4) Investment Securities

Debt securities purchased in which Bancorp has the intent and ability to hold to their maturity are classified as HTM securities. All other investment securities are classified as AFS securities.

AFS Debt Securities

The following table summarizes the amortized cost, unrealized gains and losses, and fair value of Bancorp's AFS debt securities portfolio:

(in thousands) December 31, 2022	Amortized cost	Unrealized Gains	Losses	Fair value
U.S. Treasury and other U.S. Government obligations	$ 122,966	$ -	$ (7,927)	$ 115,039
Government sponsored enterprise obligations	149,773	290	(6,437)	143,626
Mortgage backed securities - government agencies	874,265	58	(121,585)	752,738
Obligations of states and political subdivisions	145,016	1	(17,418)	127,599
Other	5,957	-	(342)	5,615
Total available for sale debt securities	$ 1,297,977	$ 349	$ (153,709)	$ 1,144,617
December 31, 2021				
U.S. Treasury and other U.S. Government obligations	$ 123,753	$ -	$ (1,252)	$ 122,501
Government sponsored enterprise obligations	132,760	2,497	(236)	135,021
Mortgage backed securities - government agencies	857,283	2,495	(13,154)	846,624
Obligations of states and political subdivisions	75,488	289	(702)	75,075
Other	1,095	-	(18)	1,077
Total available for sale debt securities	$ 1,190,379	$ 5,281	$ (15,362)	$ 1,180,298

HTM Debt Securities

The following table summarizes the amortized cost, unrecognized gains and losses, and fair value of Bancorp's HTM debt securities portfolio:

(in thousands) December 31, 2022	Carrying value	Unrecognized Gains	Losses	Fair value
U.S. Treasury and other U.S. Government obligations	$ 217,794	$ -	$ (9,166)	$ 208,628
Government sponsored enterprise obligations	27,507	-	(2,559)	24,948
Mortgage backed securities - government agencies	227,916	-	(29,659)	198,257
Total available for sale debt securities	$ 473,217	$ -	$ (41,384)	$ 431,833

Bancorp elected to classify a portion of securities purchased and acquired during the first quarter of 2022 as HTM. This election was made in an effort to lessen the impact that the rising interest rate environment has on the valuation of the AFS debt securities portfolio, and ultimately its impact on capital through AOCI. No debt securities were classified as HTM at December 31, 2021.

All investment securities classified as HTM by Bancorp as of December 31, 2022 are obligations of the U.S. Government and/or are issued by U.S. Government-sponsored agencies and have an implicit or explicit government guarantee. Therefore, no ACL has been recorded for Bancorp's HTM securities as of December 31, 2022. Further, as of December 31, 2022, none of Bancorp's HTM securities were in non-accrual or past due status.

Debt Securities by Contractual Maturity

A summary of AFS and HTM debt securities by contractual maturity as of December 31, 2022 follows:

	AFS Debt Securities		HTM Debt Securities	
(in thousands)	Amortized cost	Fair value	Carrying value	Fair value
Due within one year	$ 38,868	$ 38,329	$ 15,029	$ 14,796
Due after one year but within five years	154,801	145,075	203,384	194,412
Due after five years but within 10 years	68,137	60,473	26,278	23,767
Due after 10 years	161,906	148,002	610	601
Mortgage backed securities - government agencies	874,265	752,738	227,916	198,257
Total available for sale debt securities	$ 1,297,977	$ 1,144,617	$ 473,217	$ 431,833

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without prepayment penalties. The investment portfolio includes MBS, which are guaranteed by agencies such as FHLMC, FNMA and GNMA. These securities differ from traditional debt securities primarily in that they may have uncertain principal payment dates and are priced based on estimated prepayment rates on the underlying collateral.

At December 31, 2022 and 2021, there were no holdings of debt securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

Accrued interest on the AFS and HTM securities portfolios totaled $4 million and $2 million at December 31, 2022, respectively, and was included in the consolidated balance sheets. Accrued interest on the AFS securities portfolio totaled $3 million at December 31, 2021. There were no securities classified as HTM at December 31, 2021.

AFS debt securities totaling $247 million were acquired on March 7, 2022, as a result of the CB acquisition, a portion of which were classified as HTM at acquisition. Shortly after acquisition, three securities with a total fair value of $2 million were sold, resulting in a pre-tax loss on sale of $92,000, which was recorded as a fair value adjustment through goodwill.

AFS debt securities totaling $396 million were acquired on May 31, 2021 as a result of the KB acquisition. Shortly after acquisition, 86 securities with a total fair value of $91 million were sold, resulting in a pre-tax loss on the sale $295,000, which was recorded as a fair value adjustment through goodwill.

Securities with a carrying value of $1.1 billion and $879 million were pledged at December 31, 2022 and 2021, respectively, to secure accounts of commercial depositors in cash management accounts, public deposits and uninsured cash balances for WM&T accounts. The increase between December 31, 2021 and December 31, 2022 was the result of relationships added through the CB acquisition.

Based on an evaluation of available information including security type, counterparty credit quality, past events, current conditions, and reasonable and supportable forecasts that are relevant to collectability, Bancorp has concluded that it expects to receive all contractual cash flows from each security held in its AFS and HTM debt securities portfolio. As such, no allowance or impairment was recorded with respect to investment securities as of December 31, 2022.

Unrealized and Unrecognized Loss Analysis on Debt Securities

Debt securities with unrealized and unrecognized losses at December 31, 2022 and December 31, 2021, aggregated by investment category and length of time securities have been in a continuous unrealized loss position follows:

| | AFS Debt Securities | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(in thousands) December 31, 2022	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Treasury and other U.S. Government obligations	$ 3,025	$ (57)	$ 111,966	$ (7,870)	$ 114,991	$ (7,927)
Government sponsored enterprise obligations	99,785	(3,553)	22,484	(2,884)	122,269	(6,437)
Mortgage-backed securities - government agencies	180,263	(11,114)	567,988	(110,471)	748,251	(121,585)
Obligations of states and political subdivisions	64,165	(3,763)	56,864	(13,655)	121,029	(17,418)
Other	4,865	(213)	749	(129)	5,614	(342)
Total AFS debt securities	$ 352,103	$ (18,700)	$ 760,051	$ (135,009)	$ 1,112,154	$ (153,709)
December 31, 2021						
U.S. Treasury and other U.S. Government obligations	$ 122,501	$ (1,252)	$ -	$ -	$ 122,501	$ (1,252)
Government sponsored enterprise obligations	23,789	(223)	447	(13)	24,236	(236)
Mortgage-backed securities - government agencies	615,130	(10,027)	102,637	(3,127)	717,767	(13,154)
Obligations of states and political subdivisions	46,493	(686)	484	(16)	46,977	(702)
Other	957	(18)	-	-	957	(18)
Total AFS debt securities	$ 808,870	$ (12,206)	$ 103,568	$ (3,156)	$ 912,438	$ (15,362)

| | HTM Debt Securities | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(in thousands) December 31, 2022	Fair value	Unrecognized losses	Fair value	Unrecognized losses	Fair value	Unrecognized losses
U.S. Treasury and other U.S. Government obligations	$ 208,628	$ (9,166)	$ -	$ -	$ 208,628	$ (9,166)
Government sponsored enterprise obligations	24,948	(2,559)	-	-	24,948	(2,559)
Mortgage-backed securities - government agencies	198,257	(29,659)	-	-	198,257	(29,659)
Total HTM debt securities	$ 431,833	$ (41,384)	$ -	$ -	$ 431,833	$ (41,384)

Applicable dates for determining when securities are in an unrealized loss position are December 31, 2022 and 2021, respectively. As such, it is possible that a security had a market value lower than its amortized cost on other days during the past 12 months, but is not in the *"Less than 12 months"* category above.

For debt securities with unrealized and unrecognized loss positions, Bancorp evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in AOCI, net of tax. Credit-related impairment is recognized as an a ACL for debt securities on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable is excluded from the estimate of credit losses. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if Bancorp intends to sell an impaired debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in this situation.

In evaluating debt securities in unrealized and unrecognized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, Bancorp considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. Unrealized and unrecognized losses on Bancorp's investment securities portfolio have not been recognized as an expense because the securities are of high credit quality, and the decline in fair values is attributable to changes in the prevailing interest rate environment since the purchase date. Fair value is expected to recover as securities reach maturity and/or the interest rate environment returns to conditions similar to when these securities were purchased. These investments consisted of 547 and 227 separate investment positions as of December 31, 2022 and December 31, 2021, respectively. By dollar value, approximately 98% of the portfolio was in a loss position as of December 31, 2022 compared to 79% as of December 31, 2021. There were no credit related factors underlying unrealized and unrecognized losses on debt securities at December 31, 2022 and December 31, 2021.

(5) Loans and ACL for Loans

Composition of loans by class follows:

December 31, *(in thousands)*	2022	2021
Commercial real estate - non-owner occupied	$ 1,397,346	$ 1,128,244
Commercial real estate - owner occupied	834,629	678,405
Total commercial real estate	2,231,975	1,806,649
Commercial and industrial - term	765,163	596,710
Commercial and industrial - term - PPP	18,593	140,734
Commercial and industrial - lines of credit	465,813	370,312
Total commercial and industrial	1,249,569	1,107,756
Residential real estate - owner occupied	591,515	400,695
Residential real estate - non-owner occupied	313,248	281,018
Total residential real estate	904,763	681,713
Construction and land development	445,690	299,206
Home equity lines of credit	200,725	138,976
Consumer	139,461	104,294
Leases	13,322	13,622
Credit cards	20,413	17,087
Total loans (1)	$ 5,205,918	$ 4,169,303

(1) Total loans are presented inclusive of premiums, discounts and net loan origination fees and costs.

As a result of the CB acquisition on March 7, 2022, $632 million in loans (net of purchase accounting adjustments) were added to the portfolio. Loans totaling $755 million were added to the portfolio as a result of the KB acquisition on May 31, 2021.

Fees and costs of originating loans are deferred at origination and amortized over the life of the loan. Loan balances reported herein include deferred loan origination fees, net of deferred loan costs. At December 31, 2022 and 2021, net deferred loan origination fees exceeded deferred loan origination costs, resulting in net negative balances of $1 million and $6 million, respectively. The large change from the prior year was attributed forgiveness activity within the PPP portfolio, which resulted in the acceleration of origination fee recognition.

Bancorp's credit exposure is diversified with secured and unsecured loans to individuals and businesses. No specific industry concentration exceeds 10% of loans outstanding. While Bancorp has a diversified loan portfolio, a customer's ability to honor contracts is somewhat dependent upon the economic stability and/or industry in which that customer does business. Loans outstanding and related unfunded commitments are primarily concentrated within Bancorp's current market areas, which encompass Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets.

Bancorp occasionally enters into loan participation agreements with other banks in the ordinary course of business to diversify credit risk. For certain sold participation loans, Bancorp has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their share of the loan without permission from Bancorp. GAAP requires the participated portion of these loans to be recorded as secured borrowings. The participated portions of these loans are included in the C&I totals above with a corresponding liability reflected in other liabilities. At both December 31, 2022 and 2021, the total participated portions of loans of this nature totaled $5 million.

Accrued interest on loans, which is excluded from the amortized cost of loans, totaled $17 million and $11 million at December 31, 2022 and 2021, respectively, and was included in the consolidated balance sheets.

Loans with carrying amounts of $2.77 billion and $2.20 billion were pledged to secure FHLB borrowing capacity at December 31, 2022 and December 31, 2021, respectively.

Loans to directors and their related interests, including loans to companies for which directors are principal owners and executive officers are presented in the following table:

Years ended December 31, (in thousands)	2022	2021
Balance at beginning of period	$ 53,574	$ 43,091
Effect of change in composition of directors and executive officers	1,124	240
New term loans	15,000	5,000
Repayment of term loans	(1,588)	(3,671)
Changes in balances of revolving lines of credit	10,575	8,914
Balance at end of period	$ 78,685	$ 53,574

PCD Loans

In connection with the acquisitions of CB on March 7, 2022, and KB on May 31, 2021, Bancorp acquired loans both with and without evidence of credit quality deterioration subsequent to origination. Acquired loans are recorded at their fair value at the time of acquisition with no carryover from the acquired institution's previously recorded ACL. Acquired loans are accounted for under ASC 326, *Financial Instruments – Credit Losses.*

The fair value of acquired loans recorded at the time of acquisition is based upon several factors, including the timing and payment of expected cash flows, as adjusted for estimated credit losses and prepayments, and then discounting these cash flows using comparable market rates. The resulting fair value adjustment is recorded in the form of a premium or discount to the unpaid principal balance of the respective loans. As it relates to acquired loans that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination ("PCD"), the net premium or net discount is adjusted to reflect Bancorp's allowance for credit losses recorded for PCD loans at the time of acquisition, and the remaining fair value adjustment is accreted or amortized into interest income over the remaining life of the respective loans. As it relates to loans not classified as PCD ("non-PCD") loans, the credit loss and yield components of their fair value adjustment are aggregated, and the resulting net premium or net discount is accreted or amortized into interest income over the remaining life of the respective loans. Bancorp records an ACL for non-PCD loans at the time of acquisition through provision expense, and therefore, no further adjustments are made to the net premium or net discount for non-PCD loans.

Bancorp purchased loans through the acquisitions of CB and KB for which there was, at the time of acquisition, more-than-insignificant deterioration of credit quality since origination. The carrying amount of loans acquired and classified as PCD was as follows at the respective acquisition dates:

(in thousands)	CB March 7, 2022	KB May 31, 2021
Purchase price of PCD loans at acquisition	$ 88,549	$ 32,765
ACL for loans at acquisition	(9,950)	(6,757)
Non-credit discount at acquisition	(4,094)	(735)
Fair value of PCD loans at acquisition	$ 74,505	$ 25,273

At December 31, 2022, the book balance of PCD loans acquired as a result of the CB and KB acquisitions totaled $64 million and $13 million, respectively. Interest income recognized on loans classified as PCD totaled $5.2 million and $647,000 for the years ended December 31, 2022 and 2021, respectively.

ACL for Loans

The table below reflects activity in the ACL related to loans:

(in thousands) Year ended December 31, 2022	Beginning Balance	Initial ACL for PCD Loans	Provision for Credit Losses on Loans	Charge-offs	Recoveries	Ending Balance
Commercial real estate - non-owner occupied	$ 15,960	$ 3,508	$ 3,173	$ (37)	$ 37	$ 22,641
Commercial real estate - owner occupied	9,595	2,121	(1,061)	(41)	213	10,827
Total commercial real estate	25,555	5,629	2,112	(78)	250	33,468
Commercial and industrial - term	8,577	1,358	2,497	(724)	1,283	12,991
Commercial and industrial - lines of credit	4,802	1,874	(87)	(200)	-	6,389
Total commercial and industrial	13,379	3,232	2,410	(924)	1,283	19,380
Residential real estate - owner occupied	4,316	590	1,777	(30)	64	6,717
Residential real estate - non-owner occupied	3,677	-	(75)	(27)	22	3,597
Total residential real estate	7,993	590	1,702	(57)	86	10,314
Construction and land development	4,789	419	2,050	(72)	-	7,186
Home equity lines of credit	1,044	2	567	-	-	1,613
Consumer	772	78	750	(1,080)	638	1,158
Leases	204	-	(3)	-	-	201
Credit cards	162	-	94	(96)	51	211
Total	$ 53,898	$ 9,950	$ 9,682	$ (2,307)	$ 2,308	$ 73,531

(in thousands) Year ended December 31, 2021	Beginning Balance	Initial ACL for PCD Loans	Provision for Credit Losses on Loans	Charge-offs	Recoveries	Ending Balance
Commercial real estate - non-owner occupied	$ 19,396	$ 1,491	$ (2,031)	$ (3,065)	$ 169	$ 15,960
Commercial real estate - owner occupied	6,983	2,112	1,826	(1,909)	583	9,595
Total commercial real estate	26,379	3,603	(205)	(4,974)	752	25,555
Commercial and industrial - term	8,970	1,022	(112)	(1,337)	34	8,577
Commercial and industrial - lines of credit	3,614	1,755	(567)	-	-	4,802
Total commercial and industrial	12,584	2,777	(679)	(1,337)	34	13,379
Residential real estate - owner occupied	3,389	142	1,134	(383)	34	4,316
Residential real estate - non-owner occupied	1,818	88	1,766	-	5	3,677
Total residential real estate	5,207	230	2,900	(383)	39	7,993
Construction and land development	6,119	-	(1,333)	-	3	4,789
Home equity lines of credit	895	147	1	-	1	1,044
Consumer	340	-	743	(987)	676	772
Leases	261	-	(57)	-	-	204
Credit cards	135	-	27	-	-	162
Total	$ 51,920	$ 6,757	$ 1,397	$ (7,681)	$ 1,505	$ 53,898

(in thousands) Year ended December 31, 2020	Beginning Balance	Impact of Adopting ASC 326	Initial ACL for PCD loans	Provision for Credit Losses on Loans	Charge-offs	Recoveries	Ending Balance
Commercial real estate - non-owner occupied	$ 5,235	$ 2,946	$ 152	$ 11,194	$ (143)	$ 12	$ 19,396
Commercial real estate - owner occupied	3,327	1,542	1,350	2,115	(1,351)	-	6,983
Total commercial real estate	8,562	4,488	1,502	13,309	(1,494)	12	26,379
Commercial and industrial - term	6,782	365	-	1,832	(18)	9	8,970
Commercial and industrial - lines of credit	5,657	(1,528)	-	(515)	-	-	3,614
Total commercial and industrial	12,439	(1,163)	-	1,317	(18)	9	12,584
Residential real estate - owner occupied	1,527	1,087	99	737	(79)	18	3,389
Residential real estate - non-owner occupied	947	429	-	442	(2)	2	1,818
Total residential real estate	2,474	1,516	99	1,179	(81)	20	5,207
Construction and land development	2,105	3,056	-	902	-	56	6,119
Home equity lines of credit	728	114	-	53	-	-	895
Consumer	100	264	34	91	(508)	359	340
Leases	237	(4)	-	28	-	-	261
Credit cards	146	(50)	-	39	-	-	135
Total	$ 26,791	$ 8,221	$ 1,635	$ 16,918	$ (2,101)	$ 456	$ 51,920

The following tables present the amortized cost basis of non-performing loans and the amortized cost basis of loans on non-accrual status for which there was no related ACL losses as of December 31, 2022 and 2021:

(in thousands) December 31, 2022	Non-accrual Loans With No Recorded ACL	Total Non-accrual	Troubled Debt Restructurings (1)	Past Due 90-Days-or-More and Still Accruing Interest
Commercial real estate - non-owner occupied	$ —	$ 7,707	$ —	$ 78
Commercial real estate - owner occupied	1,370	2,525	—	—
Total commercial real estate	1,370	10,232	—	78
Commercial and industrial - term	403	1,182	—	259
Commercial and industrial - PPP	—	21	—	28
Commercial and industrial - lines of credit	273	348	—	300
Total commercial and industrial	676	1,551	—	587
Residential real estate - owner occupied	249	1,801	—	—
Residential real estate - non-owner occupied	—	219	—	220
Total residential real estate	249	2,020	—	220
Construction and land development	—	—	—	—
Home equity lines of credit	—	205	—	—
Consumer	—	234	—	—
Leases	—	—	—	—
Credit cards	—	—	—	7
Total	$ 2,295	$ 14,242	$ —	$ 892

(1) Does not include TDRs reflected in the non-accrual column.

(in thousands) December 31, 2021	Non-accrual Loans With No Recorded ACL		Total Non-accrual		Troubled Debt Restructurings (1)		Past Due 90-Days-or-More and Still Accruing Interest	
Commercial real estate - non-owner occupied	$	486	$	720	$	—	$	—
Commercial real estate - owner occupied		665		1,748		—		—
Total commercial real estate		1,151		2,468		—		—
Commercial and industrial - term		419		670		12		—
Commercial and industrial - PPP		—		—		—		592
Commercial and industrial - lines of credit		—		228		—		56
Total commercial and industrial		419		898		12		648
Residential real estate - owner occupied		805		1,997		—		36
Residential real estate - non-owner occupied		—		293		—		—
Total residential real estate		805		2,290		—		36
Construction and land development		—		—		—		—
Home equity lines of credit		—		646		—		—
Consumer		—		410		—		—
Leases		—		—		—		—
Credit cards		—		—		—		—
Total	$	2,375	$	6,712	$	12	$	684

(1) Does not include TDRs reflected in the non-accrual column.

For the years ended December 31, 2022 and 2021, the amount of accrued interest income previously recorded as revenue and subsequently reversed due to the change in accrual status was immaterial.

For the years ended December 31, 2022 and 2021, no interest income was recognized on loans on non-accrual status.

The following table presents the amortized cost basis and ACL allocated for collateral dependent loans, which are individually evaluated to determine expected credit losses:

(in thousands) December 31, 2022	Real Estate		Accounts Receivable / Equipment		Other		Total		ACL Allocation	
Commercial real estate - non-owner occupied	$	14,764	$	-	$	-	$	14,764	$	2,652
Commercial real estate - owner occupied		4,415		-		-		4,415		846
Total commercial real estate		19,179		-		-		19,179		3,498
Commercial and industrial - term		39		2,207		-		2,246		1,205
Commercial and industrial - lines of credit		422		2,821		-		3,243		761
Total commercial and industrial		461		5,028		-		5,489		1,966
Residential real estate - owner occupied		2,199		-		-		2,199		222
Residential real estate - non-owner occupied		415		-		-		415		116
Total residential real estate		2,614		-		-		2,614		338
Construction and land development		-		-		-		-		-
Home equity lines of credit		205		-		-		205		-
Consumer		-		-		219		219		20
Leases		-		-		-		-		-
Credit cards		-		-		-		-		-
Total collateral dependent loans	$	22,459	$	5,028	$	219	$	27,706	$	5,822

(in thousands) December 31, 2021	Real Estate	Accounts Receivable / Equipment	Other	Total	ACL Allocation
Commercial real estate - non-owner occupied	$ 720	$ -	$ -	$ 720	$ -
Commercial real estate - owner occupied	7,652	-	-	7,652	1,652
Total commercial real estate	8,372	-	-	8,372	1,652
Commercial and industrial - term	-	598	-	598	-
Commercial and industrial - lines of credit	-	200	-	200	-
Total commercial and industrial	-	798	-	798	-
Residential real estate - owner occupied	1,997	-	-	1,997	-
Residential real estate - non-owner occupied	502	-	-	502	116
Total residential real estate	2,499	-	-	2,499	116
Construction and land development	-	-	-	-	-
Home equity lines of credit	646	-	-	646	-
Consumer	-	-	247	247	-
Leases	-	-	-	-	-
Credit cards	-	-	-	-	-
Total collateral dependent loans	$ 11,517	$ 798	$ 247	$ 12,562	$ 1,768

There have been no significant changes to the types of collateral securing Bancorp's collateral dependent loans.

The following tables present the aging of contractually past due loans by portfolio class:

(in thousands) **December 31, 2022**	**Current**	**30-59 days Past Due**	**60-89 days Past Due**	**90 or more Days Past Due**	**Total Past Due**	**Total Loans**
Commercial real estate - non-owner occupied	$ 1,393,016	$ 3,404	$ 460	$ 466	$ 4,330	$ 1,397,346
Commercial real estate - owner occupied	831,731	225	2,592	81	2,898	834,629
Total commercial real estate	2,224,747	3,629	3,052	547	7,228	2,231,975
Commercial and industrial - term	763,793	157	292	921	1,370	765,163
Commercial and industrial - term - PPP	17,719	748	77	49	874	18,593
Commercial and industrial - lines of credit	464,494	389	300	630	1,319	465,813
Total commercial and industrial	1,246,006	1,294	669	1,600	3,563	1,249,569
Residential real estate - owner occupied	587,830	1,613	974	1,098	3,685	591,515
Residential real estate - non-owner occupied	312,249	373	331	295	999	313,248
Total residential real estate	900,079	1,986	1,305	1,393	4,684	904,763
Construction and land development	445,618	—	72	—	72	445,690
Home equity lines of credit	200,036	566	40	83	689	200,725
Consumer	138,846	342	85	188	615	139,461
Leases	13,322	—	—	—	—	13,322
Credit cards	20,401	3	2	7	12	20,413
Total	$ 5,189,055	$ 7,820	$ 5,225	$ 3,818	$ 16,863	$ 5,205,918

(in thousands) **December 31, 2021**	**Current**	**30-59 days Past Due**	**60-89 days Past Due**	**90 or more Days Past Due**	**Total Past Due**	**Total Loans**
Commercial real estate - non-owner occupied	$ 1,127,448	$ -	$ 81	$ 715	$ 796	$ 1,128,244
Commercial real estate - owner occupied	677,231	360	327	487	1,174	678,405
Total commercial real estate	1,804,679	360	408	1,202	1,970	1,806,649
Commercial and industrial - term	595,070	1,032	44	564	1,640	596,710
Commercial and industrial - term - PPP	139,718	128	296	592	1,016	140,734
Commercial and industrial - lines of credit	369,963	271	22	56	349	370,312
Total commercial and industrial	1,104,751	1,431	362	1,212	3,005	1,107,756
Residential real estate - owner occupied	397,415	1,399	137	1,744	3,280	400,695
Residential real estate - non-owner occupied	280,257	403	258	100	761	281,018
Total residential real estate	677,672	1,802	395	1,844	4,041	681,713
Construction and land development	299,206	—	—	—	—	299,206
Home equity lines of credit	138,141	279	47	509	835	138,976
Consumer	103,109	724	102	359	1,185	104,294
Leases	13,622	—	—	—	—	13,622
Credit cards	17,087	—	—	—	—	17,087
Total	$ 4,158,267	$ 4,596	$ 1,314	$ 5,126	$ 11,036	$ 4,169,303

Loan Risk Ratings

Consistent with regulatory guidance, Bancorp categorizes loans into credit risk rating categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information and current economic trends. Pass-rated loans include all risk-rated loans other than those classified as OAEM, substandard, and doubtful, which are defined below:

OAEM – Loans classified as OAEM have potential weaknesses requiring management's heightened attention. These potential weaknesses may result in deterioration of repayment prospects for the loan or of Bancorp's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the paying capacity of the obligor or of collateral pledged, if any. Loans so classified have well-defined weaknesses that jeopardize ultimate repayment of the debt. Default is a distinct possibility if the deficiencies are not corrected.

Substandard non-performing – Loans classified as substandard non-performing have all the characteristics of substandard loans and have been placed on non-accrual status or have been accounted for as TDRs. Loans are usually placed on non-accrual status when prospects for recovering both principal and accrued interest are considered doubtful or when a default of principal or interest has existed for 90 days or more.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. A loan is typically charged off once it is classified as doubtful.

Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination. Current period renewals of credit are re-underwritten at the point of renewal and considered current period originations for purposes of the table below. Bancorp has elected not to disclose revolving loans that have converted to term loans, as activity relating to this disclosure, which is included in the tables is currently immaterial to Bancorp's loan portfolio and is expected to be in the future. As of December 31, 2022, the risk rating of loans based on year of origination was as follows:

| (in thousands)
December 31, 2022 | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving loans amortized cost basis | Total |
	2022	2021	2020	2019	2018	Prior		
Commercial real estate - non-owner occupied:								
Risk rating								
Pass	$ 338,460	$ 380,612	$ 264,833	$ 128,407	$ 76,359	$ 139,095	$ 24,875	$ 1,352,641
OAEM	-	2,006	-	3,534	-	5,414	-	10,954
Substandard	1,381	1,012	3,744	19,574	-	233	100	26,044
Substandard non-performing	-	-	-	-	-	7,707	-	7,707
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate non-owner occupied	$ 339,841	$ 383,630	$ 268,577	$ 151,515	$ 76,359	$ 152,449	$ 24,975	$ 1,397,346
Commercial real estate - owner occupied:								
Risk rating								
Pass	$ 165,711	$ 202,599	$ 194,052	$ 104,148	$ 60,899	$ 74,356	$ 13,062	$ 814,827
OAEM	2,895	1,777	4,540	1,891	676	216	510	12,505
Substandard	-	1,152	-	1,623	1,928	69	-	4,772
Substandard non-performing	1,533	911	-	-	-	81	-	2,525
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate owner occupied	$ 170,139	$ 206,439	$ 198,592	$ 107,662	$ 63,503	$ 74,722	$ 13,572	$ 834,629
Commercial and industrial - term:								
Risk rating								
Pass	$ 357,470	$ 210,906	$ 90,063	$ 39,068	$ 29,901	$ 27,354	$ -	$ 754,762
OAEM	3,835	2,935	-	303	1,426	-	-	8,499
Substandard	178	-	-	201	-	341	-	720
Substandard non-performing	539	39	486	101	17	-	-	1,182
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - term	$ 362,022	$ 213,880	$ 90,549	$ 39,673	$ 31,344	$ 27,695	$ -	$ 765,163
Commercial and industrial - PPP								
Risk rating								
Pass	$ -	$ 14,212	$ 4,047	$ -	$ -	$ -	$ -	$ 18,259
OAEM	-	-	313	-	-	-	-	313
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	21	-	-	-	-	21
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - PPP	$ -	$ 14,212	$ 4,381	$ -	$ -	$ -	$ -	$ 18,593

(continued)

(continued)

(in thousands)		Term Loans Amortized Cost Basis by Origination Year														Revolving loans amortized cost basis		Total	
December 31, 2022		**2022**		**2021**		**2020**		**2019**		**2018**		**Prior**							
Commercial and industrial - lines of credit																			
Risk rating																			
Pass	$	54,948	$	13,999	$	991	$	9,179	$	1,188	$	1,033	$	367,688	$	449,026				
OAEM		-		-		-		-		-		366		12,491		12,857				
Substandard		-		-		905		1,915		-		-		762		3,582				
Substandard non-performing		-		-		-		273		-		-		75		348				
Doubtful		-		-		-		-		-		-		-		-				
Total Commercial and industrial - lines of credit	$	54,948	$	13,999	$	1,896	$	11,367	$	1,188	$	1,399	$	381,016	$	465,813				
Residential real estate - owner occupied																			
Risk rating																			
Pass	$	188,765	$	189,007	$	96,818	$	28,316	$	15,281	$	70,556	$	-	$	588,743				
OAEM		360		96		-		70		-		-		-		526				
Substandard		18		-		10		-		140		277		-		445				
Substandard non-performing		65		191		70		292		122		1,061		-		1,801				
Doubtful		-		-		-		-		-		-		-		-				
Total Residential real estate - owner occupied	$	189,208	$	189,294	$	96,898	$	28,678	$	15,543	$	71,894	$	-	$	591,515				
Residential real estate - non-owner occupied																			
Risk rating																			
Pass	$	97,313	$	83,458	$	55,787	$	34,304	$	19,300	$	21,720	$	-	$	311,882				
OAEM		15		-		115		271		124		290		-		815				
Substandard		-		-		-		-		-		332		-		332				
Substandard non-performing		86		21		-		-		-		112		-		219				
Doubtful		-		-		-		-		-		-		-		-				
Total Residential real estate - non-owner occupied	$	97,414	$	83,479	$	55,902	$	34,575	$	19,424	$	22,454	$	-	$	313,248				
Construction and land development																			
Risk rating																			
Pass	$	257,559	$	99,204	$	45,427	$	580	$	5,959	$	1,123	$	30,378	$	440,230				
OAEM		-		-		-		-		-		-		999		999				
Substandard		4,461		-		-		-		-		-		-		4,461				
Substandard non-performing		-		-		-		-		-		-		-		-				
Doubtful		-		-		-		-		-		-		-		-				
Total Construction and land development	$	262,020	$	99,204	$	45,427	$	580	$	5,959	$	1,123	$	31,377	$	445,690				
Home equity lines of credit																			
Risk rating																			
Pass	$	-	$	-	$	-	$	-	$	-	$	-	$	200,481	$	200,481				
OAEM		-		-		-		-		-		-		-		-				
Substandard		-		-		-		-		-		-		39		39				
Substandard non-performing		-		-		-		-		-		-		205		205				
Doubtful		-		-		-		-		-		-		-		-				
Total Home equity lines of credit	$	-	$	-	$	-	$	-	$	-	$	-	$	200,725	$	200,725				

(continued)

(continued)

(in thousands) December 31, 2022	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2022	2021	2020	2019	2018	Prior		
Consumer								
Risk rating								
Pass	$ 27,308	$ 18,396	$ 5,536	$ 5,450	$ 2,270	$ 1,621	$ 78,646	$ 139,227
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	21	56	40	62	9	31	15	234
Doubtful	-	-	-	-	-	-	-	-
Total Consumer	$ 27,329	$ 18,452	$ 5,576	$ 5,512	$ 2,279	$ 1,652	$ 78,661	$ 139,461
Leases								
Risk rating								
Pass	$ 4,643	$ 4,344	$ 2,589	$ 535	$ 576	$ 635	$ -	$ 13,322
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Leases	$ 4,643	$ 4,344	$ 2,589	$ 535	$ 576	$ 635	$ -	$ 13,322
Credit cards								
Risk rating								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 20,413	$ 20,413
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 20,413	$ 20,413
Total loans								
Risk rating								
Pass	**$ 1,492,177**	**$ 1,216,737**	**$ 760,143**	**$ 349,987**	**$ 211,733**	**$ 337,493**	**$ 735,543**	**$ 5,103,813**
OAEM	**7,105**	**6,814**	**4,968**	**6,069**	**2,226**	**6,286**	**14,000**	**47,468**
Substandard	**6,038**	**2,164**	**4,659**	**23,313**	**2,068**	**1,252**	**901**	**40,395**
Substandard non-performing	**2,244**	**1,218**	**617**	**728**	**148**	**8,992**	**295**	**14,242**
Doubtful	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total Loans	**$ 1,507,564**	**$ 1,226,933**	**$ 770,387**	**$ 380,097**	**$ 216,175**	**$ 354,023**	**$ 750,739**	**$ 5,205,918**

As of December 31, 2021, the risk rating of loans based on year of origination was as follows:

(in thousands) December 31, 2021	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2021	2020	2019	2018	2017	Prior		
Commercial real estate - non-owner occupied:								
Risk rating								
Pass	$ 381,014	$ 298,177	$ 134,286	$ 86,638	$ 85,110	$ 81,635	$ 19,465	$ 1,086,325
OAEM	3,186	2,666	19,784	-	353	1,619	248	27,856
Substandard	4,174	1,440	-	-	-	7,629	100	13,343
Substandard non-performing	-	39	78	-	592	11	-	720
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate non-owner occupied	$ 388,374	$ 302,322	$ 154,148	$ 86,638	$ 86,055	$ 90,894	$ 19,813	$ 1,128,244
Commercial real estate - owner occupied:								
Risk rating								
Pass	$ 203,545	$ 192,322	$ 91,078	$ 75,062	$ 33,713	$ 44,364	$ 9,236	$ 649,320
OAEM	1,681	1,480	3,568	469	1,506	124	570	9,398
Substandard	5,051	3,605	5,985	1,275	627	-	1,396	17,939
Substandard non-performing	1,259	-	-	-	32	457	-	1,748
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate owner occupied	$ 211,536	$ 197,407	$ 100,631	$ 76,806	$ 35,878	$ 44,945	$ 11,202	$ 678,405
Commercial and industrial - term:								
Risk rating								
Pass	$ 283,150	$ 143,211	$ 58,988	$ 52,388	$ 26,081	$ 24,421	$ -	$ 588,239
OAEM	738	86	254	3,382	8	-	-	4,468
Substandard	170	42	2,667	176	111	167	-	3,333
Substandard non-performing	-	543	72	55	-	-	-	670
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - term	$ 284,058	$ 143,882	$ 61,981	$ 56,001	$ 26,200	$ 24,588	$ -	$ 596,710
Commercial and industrial - PPP								
Risk rating								
Pass	$ 128,409	$ 12,325	$ -	$ -	$ -	$ -	$ -	$ 140,734
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - PPP	$ 128,409	$ 12,325	$ -	$ -	$ -	$ -	$ -	$ 140,734

(continued)

(continued)

(in thousands) December 31, 2021	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2021	2020	2019	2018	2017	Prior		
Commercial and industrial - lines of credit								
Risk rating								
Pass	$ 33,875	$ 8,352	$ 11,103	$ 1,039	$ 207	$ 193	$ 303,682	$ 358,451
OAEM	-	-	-	-	-	-	6,355	6,355
Substandard	-	-	1,916	-	1,549	-	1,813	5,278
Substandard non-performing	-	-	-	-	-	-	228	228
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - lines of credit	$ 33,875	$ 8,352	$ 13,019	$ 1,039	$ 1,756	$ 193	$ 312,078	$ 370,312
Residential real estate - owner occupied								
Risk rating								
Pass	$ 176,487	$ 99,936	$ 31,327	$ 17,259	$ 16,599	$ 56,639	$ -	$ 398,247
OAEM	101	-	174	-	-	-	-	275
Substandard	-	-	-	-	108	68	-	176
Substandard non-performing	164	103	136	230	714	650	-	1,997
Doubtful	-	-	-	-	-	-	-	-
Total Residential real estate - owner occupied	$ 176,752	$ 100,039	$ 31,637	$ 17,489	$ 17,421	$ 57,357	$ -	$ 400,695
Residential real estate - non-owner occupied								
Risk rating								
Pass	$ 94,482	$ 78,785	$ 46,177	$ 27,494	$ 16,171	$ 15,909	$ -	$ 279,018
OAEM	352	126	281	132	-	462	-	1,353
Substandard	-	-	-	-	-	354	-	354
Substandard non-performing	103	-	45	28	-	117	-	293
Doubtful	-	-	-	-	-	-	-	-
Total Residential real estate - non-owner occupied	$ 94,937	$ 78,911	$ 46,503	$ 27,654	$ 16,171	$ 16,842	$ -	$ 281,018
Construction and land development								
Risk rating								
Pass	$ 160,696	$ 99,699	$ 16,665	$ 6,262	$ 1,890	$ 1,156	$ 12,736	$ 299,104
OAEM	-	-	-	-	102	-	-	102
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Construction and land development	$ 160,696	$ 99,699	$ 16,665	$ 6,262	$ 1,992	$ 1,156	$ 12,736	$ 299,206
Home equity lines of credit								
Risk rating								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 138,239	$ 138,239
OAEM	-	-	-	-	-	-	91	91
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	646	646
Doubtful	-	-	-	-	-	-	-	-
Total Home equity lines of credit	$ -	$ -	$ -	$ -	$ -	$ -	$ 138,976	$ 138,976

(continued)

(continued)

(in thousands) December 31, 2021	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2021	2020	2019	2018	2017	Prior		
Consumer								
Risk rating								
Pass	$ 23,866	$ 9,316	$ 5,014	$ 1,260	$ 555	$ 646	$ 63,227	$ 103,884
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	55	304	30	11	-	4	6	410
Doubtful	-	-	-	-	-	-	-	-
Total Consumer	$ 23,921	$ 9,620	$ 5,044	$ 1,271	$ 555	$ 650	$ 63,233	$ 104,294
Leases								
Risk rating								
Pass	$ 5,375	$ 3,596	$ 1,375	$ 1,331	$ 406	$ 1,539	$ -	$ 13,622
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Leases	$ 5,375	$ 3,596	$ 1,375	$ 1,331	$ 406	$ 1,539	$ -	$ 13,622
Credit cards								
Risk rating								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 17,087	$ 17,087
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 17,087	$ 17,087
Total loans								
Risk rating								
Pass	$ 1,490,899	$ 945,719	$ 396,013	$ 268,733	$ 180,732	$ 226,502	$ 563,672	$ 4,072,270
OAEM	6,058	4,358	24,061	3,983	1,969	2,205	7,264	49,898
Substandard	9,395	5,087	10,568	1,451	2,395	8,218	3,309	40,423
Substandard non-performing	1,581	989	361	324	1,338	1,239	880	6,712
Doubtful	-	-	-	-	-	-	-	-
Total Loans	$ 1,507,933	$ 956,153	$ 431,003	$ 274,491	$ 186,434	$ 238,164	$ 575,125	$ 4,169,303

For certain loan classes, such as credit cards, credit quality is evaluated based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in credit cards based on payment activity:

(in thousands) December 31,	2022	2021
Credit cards		
Performing	$ 20,413	$ 17,087
Non-performing	—	—
Total credit cards	$ 20,413	$ 17,087

Troubled Debt Restructurings

Detail of outstanding TDRs included in total non-performing loans follows:

(in thousands)	December 31, 2022				December 31, 2021			
	Balance		Specific reserve allocation	Additional commitment to lend	Balance		Specific reserve allocation	Additional commitment to lend
Commercial real estate - owner occupied	$	850	$ 202	$ —	$	950	$ 202	$ —
Commercial and industrial - term		—	—	—		12	12	—
Total TDRs	$	850	$ 202	$ —	$	962	$ 214	$ —

At December 31, 2022, Bancorp had one loan classified as a TDR, the balance of which was $850,000. Bancorp had two loans classified as TDR at December 31, 2021, the balances of which were $950,000 and $12,000, respectively, the latter of which was paid off during the year ended December 31, 2022.

During the year ended December 31, 2022, there were no loans modified as TDRs and there were no payment defaults of existing TDRs within 12 months following modification. Default is determined at 90 or more days past due, charge-off, or foreclosure. During the year ended December 31, 2021, one CRE loan, which was acquired through the KB acquisition, was modified as a TDR. The loan had a pre- and post-modification investment of $2 million and $950,000, respectively. The borrower was given a payment concession through a change in terms in an effort to enable the borrower to fulfill the loan agreement and has paid as contracted under the modification as of December 31, 2021. The TDR described above decreased the allowance for credit losses on loans by $548,000, which was the amount charged off in relation to this note, for the year ended December 31, 2021. This TDR paid as contracted under the modification for the year ended December 31, 2022.

At December 31, 2022 and December 31, 2021, Bancorp had residential real estate loans for which formal foreclosure proceedings were in process totaling $317,000 and $917,000, respectively.

(6) Premises and Equipment and Premises Held for Sale

A summary of premises and equipment follows:

December 31, *(in thousands)*	2022	2021
Land	$ 23,011	$ 15,981
Buildings and improvements	72,322	61,908
Furniture and equipment	25,367	22,420
Construction in progress	1,660	2,723
Right-of-use operating lease asset	19,694	14,958
Total	142,054	117,990
Accumulated depreciation and amortization	(40,442)	(41,096)
Total premises and equipment	$ 101,612	$ 76,894

Depreciation expense related to premises and equipment was $6.5 million in 2022, $4.8 million in 2021 and $4.4 million in 2020, respectively.

Premises and equipment are presented on the consolidated balance sheets net of related depreciation on the respective assets as well as fair value adjustments associated with purchase accounting. Premises and equipment increased $25 million between December 31, 2021 and December 31, 2022, driven largely by the CB acquisition. As a result of the CB acquisition, 15 branches were acquired, four of which were closed shortly acquisition as a result of overlapping with existing locations of the Bank. By comparison, the 2021 acquisition of KB resulted in the addition of 19 locations. Bancorp's branch network currently consists of 73 locations throughout Louisville, central, eastern and northern, Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets.

In addition to the premises and equipment detailed above, premises held for sale totaling $2.6 million are also recorded on Bancorp's consolidated balance sheets as of December 31, 2022, which consists of three vacant parcels of land, one branch acquired from CB and one legacy SYB branch.

Bancorp has operating leases for various branch locations with terms ranging from approximately eight months to 17 years, some of which include options to extend the leases in five-year increments. A total of four operating leases were added in 2022 as a result of the CB acquisition. By comparison, a total of seven operating leases were added as a result of the 2021 KB acquisition. Options reasonably expected to be exercised are included in determination of the right-of-use asset. Bancorp elected to use a practical expedient to expense short-term lease obligations associated with leases with original terms of 12 months or less. Bancorp elected not to separate non-lease components from lease components for its operating leases. The right-of-use lease asset and operating lease liability are recorded in premises and equipment and other liabilities on the consolidated balance sheet.

Balance sheet, income statement, and cash flow detail regarding operating leases follows:

December 31, *(dollars in thousands)*	2022		2021	
Balance Sheet				
Operating lease right-of-use asset	$	19,694	$	14,958
Operating lease liability		21,008		16,408
Weighted average remaining lease term (years)		9.0		9.4
Weighted average discount rate		2.57%		3.02%
Maturities of lease liabilities:				
One year or less	$	3,453	$	2,634
Year two		3,293		2,673
Year three		2,739		2,408
Year four		2,339		1,924
Year five		2,245		1,608
Greater than five years		9,559		7,699
Total lease payments	$	23,628	$	18,946
Less imputed interest		2,620		2,538
Total	$	21,008	$	16,408

Years ended December 31, *(in thousands)*	2022		2021		2020	
Income Statement						
Components of lease expense:						
Operating lease cost	$	3,077	$	2,239	$	1,896
Variable lease cost		237		227		180
Less sublease income		96		95		54
Total lease cost	$	3,218	$	2,371	$	2,022

Years ended December 31, *(in thousands)*	2022		2021		2020	
Cash flow Statement						
Supplemental cash flow information:						
Operating cash flows from operating leases	$	3,833	$	2,568	$	2,218

As of December 31, 2022 Bancorp had not entered into any lease agreements that had yet to commence.

(7) Goodwill

As of December 31, 2022, goodwill totaled $194 million, of which $172 million is attributed to the commercial banking segment and $22 million is attributed to WM&T. Goodwill of $67 million was added through the CB acquisition, $8.5 million of which was subsequently written off as a result of Bancorp selling its interest in LFA effective December 31, 2022. Effective December 31, 2022, management finalized the fair values of the acquired assets and assumed liabilities associated with the CB acquisition in advance of the 12 month post-acquisition date, as allowed by GAAP.

The composition of goodwill is presented by respective acquisition and acquisition year below:

(in thousands)	December 31, 2022	December 31, 2021
Commonwealth Bancshares (2022)	$ 58,244	$ —
Kentucky Bancshares (2021)	123,317	123,317
King Southern Bancorp (2019)	11,831	11,831
Austin State Bank (1996)	682	682
Total	$ 194,074	$ 135,830

Note: The acquisition of The Bank Oldham County in 2013 resulted in a bargain purchase gain.

GAAP requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. Bancorp's annual goodwill impairment test is conducted as of September 30 of each year or more often as situations dictate.

At September 30, 2022, Bancorp elected to perform a qualitative assessment to determine if it was more-likely-than-not that the fair value of the reporting units exceeded their carrying value, including goodwill. The qualitative assessment indicated that it was not more-likely-than-not that the carrying value of the reporting units exceeded their fair value.

Changes in the carrying value of goodwill follows:

Years ended December 31, (in thousands)	2022	2021	2020
Balance at beginning of period	$ 135,830	$ 12,513	$ 12,513
Goodwill recorded from acquisitions	66,694	124,016	—
Provisional period adjustments	—	(699)	—
Disposition of LFA	(8,450)	—	—
Impairment	—	—	—
Balance at end of period	$ 194,074	$ 135,830	$ 12,513

(8) Core Deposit and Customer List Intangible Assets

Bancorp recorded CDI assets of $13 million, $4 million, $2 million and $3 million in association with the acquisition of CB in 2022, KB in 2021, KSB in 2019 and TBOC in 2013, respectively.

Changes in the net carrying amount of CDI assets follow:

Years ended December 31, *(in thousands)*	2022	2021	2020
Balance at beginning of period	$ 5,596	$ 1,962	$ 2,285
Additions from acquisitions	12,724	3,404	—
Provisional period adjustments	—	999	—
Amortized to expense	(3,362)	(769)	(323)
Balance at end of period	$ 14,958	$ 5,596	$ 1,962

As a result of the CB acquisition, Bancorp also recorded intangible assets totaling $14 million associated with the customer lists of the acquired WM&T and LFA businesses. Of this total, $12 million was recorded for WM&T and $2 million was recorded for LFA. Similar to CDI assets, these intangibles also amortize over their estimated useful lives. No such activity was recorded for the years ended December 31, 2021 and 2020.

As previously noted, Bancorp's interest in LFA was sold effective December 31, 2022. As a result, the remaining CLI associated with LFA was written off at the date of sale and ultimately reflected as a component of the $870,000 pre-tax loss on the disposition of LFA that was recorded on Bancorp's consolidated income statements for the year ended December 31, 2022.

The carrying amount of the CLI assets follows:

Year ended December 31, *(in thousands)*	2022
Balance at beginning of period	$ -
Additions from acquisitions	14,360
Provisional period adjustments	—
Disposition of LFA	(2,146)
Amortized to expense	(2,182)
Balance at end of period	$ 10,032

Future CDI and CLI amortization expense is estimated as follows:

(in thousands)	CDI	CLI
2023	$ 3,015	$ 1,672
2024	2,686	1,520
2025	2,375	1,368
2026	2,063	1,216
2027	1,752	1,064
2028	1,339	912
2029	888	760
2030	576	608
2031	264	456
2032	-	304
2033	-	152
Total future expense	$ 14,958	$ 10,032

(9) Other Assets

A summary of major components of other assets follows:

December 31, *(in thousands)*	2022		2021	
Cash surrender value of life insurance other than BOLI	$	15,496	$	17,875
Net deferred tax asset		54,145		24,340
Investments in tax credit partnerships		13,969		11,084
Swap assets		10,727		3,148
Prepaid assets		5,721		4,469
Trust fee receivable		3,354		2,868
Mortgage servicing rights		15,219		4,528
Other real estate owned		677		7,212
Other		15,680		10,478
Total other assets	$	134,988	$	86,002

Bancorp maintains life insurance policies other than BOLI in conjunction with its non-qualified defined benefit retirement and non-qualified compensation plans.

Bancorp enters into interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value. For additional information, see the footnote titled *"Interest Rate Swaps."*

For additional information related to MSRs, see the footnote titled *"Mortgage Banking Activities."*

(10) Income Taxes

Components of income tax expense (benefit) from operations follows:

Years Ended December 31, *(in thousands)*	2022	2021	2020
Current income tax expense:			
Federal	$ 22,405	$ 13,292	$ 15,474
State	2,962	2,059	908
Total current income tax expense	25,367	15,351	16,382
Deferred income tax expense (benefit):			
Federal	(513)	3,318	(5,398)
State	2,336	2,176	(2,082)
Total deferred income tax expense (benefit)	1,823	5,494	(7,480)
Change in valuation allowance	-	(93)	(28)
Total income tax expense	$ 27,190	$ 20,752	$ 8,874

Components of income tax (benefit) expense recorded directly to stockholders' equity were as follows:

Years Ended December 31, *(in thousands)*	2022	2021	2020
Unrealized gain (loss) on securities available for sale	$ (35,323)	$ (5,371)	$ 2,607
Unrealized gain (loss) on derivatives	-	38	(27)
Minimum pension liability adjustment	126	52	(25)
Total income tax (benefit) expense recorded directly to stockholders' equity	$ (35,197)	$ (5,281)	$ 2,555

An analysis of the difference between statutory and ETRs from operations follows:

Years Ended December 31,	2022	2021	2020
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	3.5	3.5	0.8
Excess tax benefits from stock-based compensation arrangements	(1.0)	(1.1)	(0.7)
Change in cash surrender value of life insurance	0.2	(0.8)	(0.8)
Tax credits	(0.2)	(0.3)	(5.5)
Kentucky state income tax enactments	—	—	(2.2)
Tax exempt interest income	(0.6)	(0.4)	(0.3)
Non-deductible merger expenses	0.1	0.4	—
Insurance captive	(0.3)	(0.2)	—
Amortization of investment in tax credit partnerships	0.1	0.1	1.0
Other, net	(0.2)	(0.4)	(0.2)
Effective tax rate	22.6 %	21.8 %	13.1 %

Current state income tax expense for 2022 and 2021 represents tax owed to the state of Kentucky, Indiana and Illinois. Prior to 2021, Kentucky state bank taxes were based on capital levels and were previously recorded as other non-interest expense. Ohio state bank taxes are based on capital levels and are recorded as other non-interest expense.

The state of Kentucky passed legislation in 2019 that required financial institutions to transition from a capital based franchise tax to the Kentucky corporate income tax beginning in 2021 and allows entities filing a combined Kentucky income tax return to share certain tax attributes, including net operating loss carryforwards.

GAAP provides guidance on financial statement recognition and measurement of tax positions taken, or expected to be taken, in tax returns. If recognized, tax benefits would reduce tax expense and accordingly, increase net income. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current year tax positions, expiration of open income tax returns due to statutes of limitation, changes in management's judgment about the level of uncertainty, status of examination, litigation and legislative activity and addition or elimination of uncertain tax positions. As of December 31, 2022 and December 31, 2021, the gross amount of unrecognized tax benefits was immaterial to Bancorp's consolidated financial statements. Federal income tax returns are subject to examination for the years after 2018 and state income tax returns are subject to examination for the years after 2017.

The effects of temporary differences that gave rise to significant portions of DTAs and DTLs follows:

December 31, *(in thousands)*	2022	2021
Deferred tax assets:		
Allowance for credit losses	$ 18,099	$ 13,354
Deferred compensation	6,349	6,245
Operating lease liability	5,066	3,951
State net operating loss	540	2,217
Deferred PPP loan fees	77	1,186
Accrued expenses	4,605	3,345
Investments in tax credit partnerships	215	747
Interest rate swaps	6	—
Securities	35,935	1,171
Acquired loan fair value adjustments	3,506	808
Other assets	—	343
Write-downs and costs associated with other real estate owned	21	21
Total deferred tax assets	74,419	33,388
Deferred tax liabilities:		
Right-of-use operating lease asset	4,848	3,706
Property and equipment	2,395	970
Loan costs	1,272	968
Mortgage servicing rights	3,712	1,088
Leases	170	221
Core deposit intangibles	3,399	1,077
Customer list intangibles	2,469	—
Other liabilities	2,009	1,018
Total deferred tax liabilities	20,274	9,048
Net deferred tax asset	$ 54,145	$ 24,340

A valuation allowance is recognized for a DTA if, based on the weight of available evidence, it is more likely than not that some portion of the entire DTA will not be realized. Ultimate realization of DTAs is dependent upon generation of future taxable income during periods in which those temporary differences become deductible. Management considers scheduled reversal of DTLs, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over periods which the temporary differences resulting in remaining DTAs are deductible, management believes it is more likely than not that Bancorp will realize the benefits of these deductible differences at December 31, 2022.

Realization of DTAs associated with investment in tax credit partnerships is dependent upon generating sufficient taxable capital gain income prior to their expiration. No valuation allowance was recorded as of both December 31, 2022 and 2021 based on management's estimate of the temporary deductible differences that may expire prior to their utilization. In addition, realization of DTAs are evaluated for net operating losses that will not be utilized prior to their expiration. The Kentucky losses began to be utilized in 2021 when Bancorp began filing a combined Kentucky income tax return with the Bank. A valuation allowance was previously maintained for the loss that expired in 2020. The loss carryforward is currently $14 million and expires over varying periods through 2040.

(11) Deposits

The composition of deposits follows:

December 31, *(in thousands)*	2022	2021
Non-interest bearing demand deposits	$ 1,950,198	$ 1,755,754
Interest bearing deposits:		
Interest bearing demand	2,308,960	2,131,928
Savings	535,903	415,258
Money market	1,124,100	1,050,352
Time deposit accounts of $250,000 or more	97,638	89,745
Other time deposits	374,453	344,477
Total time deposits(1)	472,091	434,222
Total interest bearing deposits	4,441,054	4,031,760
Total deposits	$ 6,391,252	$ 5,787,514

(1)   Includes $599,000 and $5 million in brokered deposits as of December 31, 2022 and 2021, respectively.

Deposits totaling $1.12 billion were assumed on March 7, 2022 in relation to the CB acquisition. Deposits totaling $1.04 billion were assumed on May 31, 2021 in relation to the KB acquisition.

Interest expense related to certificates of deposit and other time deposits in denominations of $250,000 or more was $472,000, $464,000 and $888,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the scheduled maturities of all time deposits were as follows:

(in thousands)	
2023	$ 334,504
2024	94,138
2025	24,212
2026	8,924
2027	10,121
Beyond five years	192
Total time deposits	$ 472,091

Deposits of directors and their associates, including deposits of companies for which directors are principal owners, and executive officers were $59 million and $104 million at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, Bancorp had $913,000 and $612,000 of deposits accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheets.

(12) Securities Sold Under Agreements to Repurchase

SSUAR represent a funding source of Bancorp and are used by commercial customers in conjunction with collateralized corporate cash management accounts. Such repurchase agreements are considered financing agreements and mature within one business day from the transaction date. At December 31, 2022, all of these financing arrangements had overnight maturities and were secured by government sponsored enterprise obligations and government agency mortgage-backed securities which were owned and controlled by Bancorp.

Information regarding SSUAR follows:

December 31, *(dollars in thousands)*	2022	2021
Outstanding balance at end of period	$ 133,342	$ 75,466
Weighted average interest rate at end of period	1.64 %	0.04 %

Years Ended December 31, *(dollars in thousands)*	2022	2021	2020
Average outstanding balance during the period	$ 122,154	$ 62,534	$ 40,363
Average interest rate during the period	0.46 %	0.04 %	0.09 %
Maximum outstanding at any month end during the period	$ 161,512	$ 81,964	$ 47,979

SSUAR totaling $66 million were assumed on March 7, 2022 in relation to the CB acquisition. SSUAR totaling $11 million were assumed on May 31, 2021 in relation to the KB acquisition.

(13) Subordinated Debentures

As a result of its acquisition of Commonwealth Bancshares, Inc. on March 7, 2022, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier I Capital. The subordinated notes and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. Bancorp chose not to redeem the subordinated notes on January 1, 2023 and carried the notes at the costs noted below at December 31, 2022.

(dollars in thousands)	Face Value	Carrying Value	Origination Date	Maturity Date	Interest Rate
Commonwealth Statutory Trust III	$ 3,093	$ 3,040	12/19/2003	1/7/2034	LIBOR + 2.85%
Commonwealth Statutory Trust IV	12,372	12,158	12/15/2005	12/30/2035	LIBOR + 1.35%
Commonwealth Statutory Trust V	11,341	11,145	6/28/2007	9/15/2037	LIBOR + 1.40%
Total	$ 26,806	$ 26,343			

As part of the purchase accounting adjustments associated with the CB acquisition, the carrying values of the subordinated notes were adjusted to fair value at acquisition date. The related discounts on the subordinated notes are amortized and recognized as a component of interest expense in Bancorp's consolidated financial statements.

(14) FHLB Advances and Other Borrowings

FHLB advances outstanding at December 31, 2022 totaled $50 million, consisting entirely of a one-week cash management advance utilized at year-end for short-term liquidity purposes. This advance represents the only FHLB advance utilized by Bancorp in 2022 and matured in early January 2023.

At December 31, 2021, Bancorp had no outstanding FHLB advances. FHLB advances totaling $91 million were assumed on May 31, 2021 in relation to the KB acquisition, all of which were paid off immediately upon acquisition.

The elective pay offs noted above were made in the first and second quarters of 2021. During the first quarter of 2021, Bancorp elected to pay down certain advances prior to maturity without incurring pre-payment penalties. During the second quarter of 2021, Bancorp paid off $14 million of term advances, with a weighted average cost of 2.03%, prior to their maturity incurring an early-termination fee of $474,000.

Information regarding FHLB advances follows:

December 31, (dollars in thousands)	2022	2021
Outstanding balance at end of period	$ 50,000	$ -
Weighted average interest rate at end of period	4.37 %	- %

FHLB advances are collateralized by certain CRE and residential real estate mortgage loans under blanket mortgage collateral pledge agreements, as well as a portion Bancorp's PPP loan portfolio and FHLB stock. Bancorp views these advances as an effective lower-costing alternative to brokered deposits to fund loan growth. At December 31, 2022 and December 31, 2021, the amount of available credit from the FHLB totaled $1.36 billion and $1.00 billion, respectively.

Bancorp also had $80 million FFP lines available from correspondent banks at both December 31, 2022 and December 31, 2021, respectively. In addition, Bancorp had borrowing capacity of $20 million available through an unsecured borrowing line at the holding company as of December 31, 2022, which was added during the first quarter of 2022 to allow capital flexibility at the Bank level, if ever needed.

(15) Accumulated Other Comprehensive Income (Loss)

The following table illustrates activity within the balances in AOCI by component:

(in thousands)	Net unrealized gains (losses) on available for sale debt securities	Net unrealized gains (losses) on cash flow hedges	Minimum pension liability adjustment	Total
Balance, January 1, 2020	$ 1,085	$ (39)	$ (369)	$ 677
Net current period other comprehensive income (loss)	8,224	(82)	(78)	8,064
Balance, December 31, 2020	$ 9,309	$ (121)	$ (447)	$ 8,741
Balance, January 1, 2021	$ 9,309	$ (121)	$ (447)	$ 8,741
Net current period other comprehensive income (loss)	(16,966)	121	164	(16,681)
Balance, December 31, 2021	$ (7,657)	$ -	$ (283)	$ (7,940)
Balance, January 1, 2022	$ (7,657)	$ -	$ (283)	$ (7,940)
Net current period other comprehensive income (loss)	(107,991)	-	395	(107,596)
Balance, December 31, 2022	$ (115,648)	$ -	$ 112	$ (115,536)

(16) Preferred Stock

Bancorp has one class of preferred stock (no par value; 1,000,000 shares authorized); the relative rights, preferences and other terms of the class or any series within the class will be determined by the Board of Directors prior to any issuance. None of this stock has been issued to date.

(17) Net Income per Share

The following table reflects net income (numerator) and average shares outstanding (denominator) for basic and diluted net income per share computations:

(in thousands, except per share data)

Years Ended December 31,	2022	2021	2020
Net income available to stockholders	$ 92,972	$ 74,645	$ 58,869
Weighted average shares outstanding - basic	28,672	24,898	22,563
Dilutive shares	250	258	205
Weighted average shares outstanding - diluted	28,922	25,156	22,768
Net income per share - basic	$ 3.24	$ 3.00	$ 2.61
Net income per share - diluted	$ 3.21	$ 2.97	$ 2.59

Certain SARs that were excluded from the EPS calculation because their impact was antidilutive follows:

Years Ended December 31, *(shares in thousands)*	2022	2021	2020
Antidilutive SARs	1	—	202

(18) Employee Benefit Plans

Bancorp has a combined employee stock ownership and defined contribution plan. The plan is available to all employees meeting certain eligibility requirements. In general, for employees who work more than 1,000 hours per year, Bancorp matches employee contributions up to 6% of the employee's salary, and contributes an amount of Bancorp stock equal to 2% of the employee's salary. Employer matching expenses related to contributions to the plan for 2022, 2021, and 2020 were $4.2 million, $3.3 million and $2.9 million and are recorded on the consolidated statements of income within employee benefits. Employee and employer contributions are made in accordance with the terms of the plan. As of December 31, 2022 and 2021, the KSOP held 423,000 and 445,000 shares of Bancorp stock, respectively.

In addition, Bancorp has non-qualified plans into which directors and certain senior officers may defer director fees or salary/incentives. Bancorp matched certain executives' deferrals into the senior officers' plan amounting to approximately $221,000, $224,000 and $214,000 in 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, the amounts included in other liabilities in the consolidated financial statements for this plan were $11.2 million and $10.8 million, respectively. The total was comprised primarily of participants' contributions, and represented the fair value of mutual fund investments directed by plan participants.

Bancorp sponsors an unfunded, non-qualified, defined benefit retirement plan for two key officers (one current officer and one retired officer), and has no plans to increase the number of or the benefits to participants. All participants are fully vested based on 25 years of service. Bancorp uses a December 31 measurement date for this plan. The accumulated benefit obligation for the plan included in other liabilities in the consolidated financial statements was $2.3 million and $2.1 million as of December 31, 2022 and December 31, 2021, respectively. Actuarially determined pension costs are expensed and accrued over the service period and benefits are paid from Bancorp's assets. Bancorp maintains life insurance policies, for which it is the beneficiary, for defined benefit plan participants and certain former executives. Income from these policies serves to offset costs of benefits. The liability for Bancorp's plan met the benefit obligation as of December 31, 2022 and 2021. Net periodic benefit cost was immaterial for all periods.

Benefits expected to be paid in future periods follows:

(in thousands)

2023	$	—
2024		137
2025		137
2026		219
2027		219
2028 and thereafter		2,566
Total future payments	$	3,278

Expected benefits to be paid are based on the same assumptions used to measure Bancorp's benefit obligation at December 31, 2022. There are no obligations for other post-retirement or post-employment benefits.

(19) Stock-Based Compensation

The fair value of all stock-based awards granted, net of estimated forfeitures, is recognized as compensation expense over the respective service period.

At Bancorp's 2015 Annual Meeting of Shareholders, shareholders approved the 2015 Omnibus Equity Compensation Plan and authorized the shares available from the expiring 2005 plan for future awards under the 2015 plan. In 2018 shareholders approved an additional 500,000 shares for issuance under the plan. As of December 31, 2022, there were 282,000 shares available for future awards. The 2005 Stock Incentive Plan expired in April 2015 and SARs granted under this plan expire as late as 2025. The 2015 Stock Incentive Plan has no defined expiration date.

SAR Grants – SARs granted have a vesting schedule of 20% per year and expire ten years after the grant date unless forfeited due to employment termination.

Fair values of SARs are estimated at the date of grant using the Black-Scholes option pricing model, a leading formula for calculating such value. The model requires the input of assumptions, changes to which can materially affect the fair value estimate. The following assumptions were used in SAR valuations at the grant date in each year:

	2022	**2021**	**2020**
Dividend yield	2.38%	2.52%	2.51%
Expected volatility	25.43%	25.19%	20.87%
Risk free interest rate	1.98%	1.22%	1.25%
Expected life of SARs	7.1 years	7.1 years	7.1 years

Dividend yield and expected volatility are based on historical information for Bancorp corresponding to the expected life of SARs granted. Expected volatility is the volatility of underlying shares for the expected term calculated on a monthly basis. The risk free interest rate is the implied yield currently available on U.S. Treasury issues with a remaining term equal to the expected life of the awards. The expected life of SARs is based on actual experience of past like-term SARs. Bancorp evaluates historical exercise and post-vesting termination behavior when determining the expected life.

RSA Grants – RSAs granted to officers vest over five years. For all grants prior to 2015, grantees are entitled to dividend payments during the vesting period. Fair value of RSAs is equal to the market value of the shares on the date of grant.

PSU Grants – PSUs vest based upon service and a three-year performance period, which begins January 1 of the first year of the performance period. Because grantees are not entitled to dividend payments during the performance period, the fair value of these PSUs is estimated based upon the market value of the underlying shares on the date of grant, adjusted for non-payment of dividends. Grants require a one year post-vesting holding period and the fair value of such grants incorporates a liquidity discount related to the holding period of 5.8%, 6.1% and 4.4% for 2022, 2021 and 2020, respectively.

RSU Grants – RSUs are only granted to non-employee directors, are time-based and vest 12 months after grant date. Because grantees are entitled to deferred dividend payments at the end of the vesting period, fair value of the RSUs equals market value of underlying shares on the date of grant.

In the first quarters of 2022 and 2021, Bancorp awarded 5,410 and 7,758 RSUs to non-employee directors of Bancorp with a grant date fair value of $350,000 and $315,000, respectively.

Bancorp utilized cash of $233,000 and $208,000 during 2022 and 2021, respectively, for the purchase of shares upon the vesting of RSUs.

Bancorp has recognized stock-based compensation expense for SARs, RSAs, and PSUs within compensation expense, and RSUs for directors within other non-interest expense, as follows:

(in thousands)	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
Year Ended December 31, 2022										
Expense	$	376	$	1,373	$	332	$	2,313	$	4,394
Deferred tax benefit		(79)		(289)		(70)		(486)		(924)
Total net expense	$	297	$	1,084	$	262	$	1,827	$	3,470

(in thousands)	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
Year Ended December 31, 2021										
Expense	$	352	$	1,288	$	312	$	2,613	$	4,565
Deferred tax benefit		(74)		(271)		(66)		(549)		(960)
Total net expense	$	278	$	1,017	$	246	$	2,064	$	3,605

(in thousands)	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
Year Ended December 31, 2020										
Expense	$	352	$	1,346	$	270	$	1,294	$	3,262
Deferred tax benefit		(74)		(283)		(57)		(272)		(686)
Total net expense	$	278	$	1,063	$	213	$	1,022	$	2,576

Detail of unrecognized stock-based compensation expense follows:

(in thousands) Year Ended	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
2023	$	315	$	1,181	$	2	$	1,555	$	3,053
2024		209		959		—		854		2,022
2025		150		729		—		—		879
2026		92		415		—		—		507
2027		14		45		—		—		59
Total estimated expense	$	780	$	3,329	$	2	$	2,409	$	6,520

The following table summarizes **SARs** activity and related information:

(in thousands, except per share and years)	SARs	Exercise price	Weighted average exercise price	Aggregate intrinsic value(1)	Weighted average fair value	Weighted average remaining contractual life (in years)
Outstanding, January 1, 2020	641	$14.02 - $40.00	$ 25.06	$ 10,250	$ 4.10	5.3
Granted	48	37.30 - 37.30	37.30	154	5.80	
Exercised	(96)	14.02 - 25.76	16.33	2,401	2.88	
Forfeited	—	—	—	—	—	
Outstanding, December 31, 2020	593	$15.24 - $40.00	$ 27.47	$ 7,706	$ 4.44	5.1
Outstanding, January 1, 2021	593	$15.24 - $40.00	$ 27.47	$ 7,706	$ 4.44	5.1
Granted	30	47.17 - 50.71	50.48	—	9.69	
Exercised	(108)	15.24 - 19.37	16.40	4,239	2.85	
Forfeited	—	—	—	—	—	
Outstanding, December 31, 2021	515	$15.24 - $50.71	$ 31.16	$ 16,854	$ 5.08	5.1
Outstanding, January 1, 2022	515	$15.24 - $50.71	$ 31.16	$ 16,854	$ 5.08	5.1
Granted	34	47.17 - 74.92	55.45	—	12.07	
Exercised	(114)	15.24 - 40.00	21.55	5,258	3.63	
Forfeited	—	—	—	—	—	
Outstanding, December 31, 2022	435	$19.37 - $74.92	$ 35.60	$ 12,784	$ 6.02	5.1
Vested and exercisable	307	$19.37 - $50.71	$ 31.81	$ 10,181	$ 5.06	4.2
Unvested	128	35.90 - 74.92	44.69	2,603	8.32	5.9
Outstanding, December 31, 2022	435	$19.37 - $74.92	$ 35.60	$ 12,784	$ 6.02	5.1
Vested in the current year	54	$15.24 - $50.71	$ 39.36	$ 1,384	$ 6.50	

(1) - *Aggregate intrinsic value for SARs is defined as the amount by which the current market price of the underlying stock exceeds the exercise or grant price.*

SARs outstanding and exercisable by expiration year and weighted average exercise price follows:

(in thousands, except per share data)

Expiration Year	SARs Outstanding	SARs Exercisable	Weighted Average Exercise Price
2023	-	-	$ -
2024	27	27	19.38
2025	39	39	23.02
2026	76	76	25.76
2027	40	40	40.00
2028	95	76	37.84
2029	47	26	37.06
2030	46	17	37.30
2031	31	6	50.48
2032	34	—	55.45
	435	307	$ 35.60

The following table summarizes activity for **RSAs**:

(in thousands, except per share data)	RSAs	Weighted average cost at grant date
Unvested at January 1, 2020	108	$ 34.31
Shares awarded	36	39.30
Restrictions lapsed and shares vested	(41)	32.38
Shares forfeited	(4)	36.63
Unvested at December 31, 2020	99	$ 36.85
Unvested at January 1, 2021	99	$ 36.85
Shares awarded	39	46.90
Restrictions lapsed and shares vested	(34)	35.48
Shares forfeited	(5)	40.81
Unvested at December 31, 2021	99	$ 41.07
Unvested at January 1, 2022	99	$ 41.07
Shares awarded	35	58.47
Restrictions lapsed and shares vested	(32)	40.39
Shares forfeited	(6)	47.49
Unvested at December 31, 2022	96	$ 47.26

Shares expected to be awarded for **PSUs** granted to executive officers of Bancorp, the three-year performance period, which began January 1 of the award year, are as follows:

Grant Year	Vesting Period in Years	Fair Value	Shares Expected to be Awarded
2020	3	$ 32.27	65,111
2021	3	44.44	47,280
2022	3	48.48	51,929

All Bancorp equity compensation plans have been approved by shareholders. The following table provides detail of the number of shares to be issued upon exercise of outstanding stock-based awards and remaining shares available for future issuance under Bancorp's equity compensation plan as of December 31, 2022.

Plan category *(in thousands)*	Number of shares to be issued upon exercising/vesting	Weighted average exercise price	Shares available for future issuance (a)
Equity compensation plans approved by security holders:			
Stock Appreciation Rights	(b)	(b)	282
Restricted Stock Awards	96	N/A	(a)
Restricted Stock Units	5	N/A	(a)
Performance Stock Units	(c)	N/A	(a)
Total shares	101		282

(a) *Under the 2015 Omnibus Equity Compensation Plan, shares of stock are authorized for issuance as incentive and non-qualified stock options, SARs, RSAs, and RSUs.*

(b) *At December 31, 2022, approximately 435,000 SARs were outstanding at a weighted average grant price of $35.59. The number of shares to be issued upon exercise will be determined based on the difference between the grant price and the market price at the date of exercise.*

(c) *The number of shares to be issued is dependent upon Bancorp achieving certain predefined performance targets and ranges from zero shares to approximately 164,000 shares. As of December 31, 2022, shares expected to be awarded totaled approximately 164,000.*

(20) Dividends

Bancorp's principal source of cash revenue is dividends paid to it as the sole shareholder of the Bank. At any balance sheet date, the Bank's regulatory dividend restriction represents the Bank's net income of the current year plus the prior two years less any dividends paid for the same time period. At December 31, 2022, the Bank may pay an amount equal to $110 million in dividends to Bancorp without regulatory approval subject to ongoing capital requirements of the Bank.

(21) Commitments and Contingent Liabilities

As of December 31, 2022 and 2021, Bancorp had various commitments outstanding that arose in the normal course of business which are properly not reflected in the consolidated financial statements. Total off-balance sheet commitments to extend credit follows:

December 31, *(in thousands)*		2022		2021
Commercial and industrial	$	784,429	$	625,858
Construction and development		449,028		292,351
Home equity lines of credit		358,610		247,885
Credit cards		64,231		40,471
Overdrafts		57,193		51,104
Letters of credit		34,704		30,779
Other		93,419		76,721
Future loan commitments		221,973		325,983
Total off balance sheet commitments to extend credit	$	2,063,587	$	1,691,152

Commitments to extend credit are an agreement to lend to a customer either unsecured or secured, as long as collateral is available as agreed upon and there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not represent future cash requirements. Bancorp uses the same credit and collateral policies in making commitments and conditional guarantees as for on-balance sheet instruments. Bancorp evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, securities, equipment and real estate. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, our maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

At December 31, 2022 and December 31, 2021, Bancorp had accrued $4.5 million and $3.5 million, respectively, in other liabilities for its estimate of credit losses for off balance sheet credit exposures. The CB acquisition resulted in a $500,000 increase to the ACL for off balance sheet credit exposures, with the corresponding offset recorded to goodwill (as opposed to provision expense). Provision for credit loss expense of $575,000 was also recorded for the year ended December 31, 2022, driven mainly by the addition of new lines of credit, and thus increased availability, and largely concentrated within the C&D portfolio.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a first party beneficiary. Those guarantees are primarily issued to support commercial transactions. Standby letters of credit generally have maturities of one to two years.

Certain commercial customers require confirmation of Bancorp's letters of credit by other banks since Bancorp does not have a rating by a national rating agency. Terms of the agreements range from one month to a year with certain agreements requiring between one and six months' notice to cancel. If an event of default on all contracts had occurred at December 31, 2022, Bancorp would have been required to make payments of approximately $3 million, or the maximum amount payable under those contracts. No payments have ever been required because of default on these contracts. These agreements are normally secured by collateral acceptable to Bancorp, which limits credit risk associated with the agreements.

As of December 31, 2022, in the normal course of business, there were pending legal actions and proceedings in which claims for damages are asserted. Management, after discussion with legal counsel, believes the ultimate result of these legal actions and proceedings will not have a material adverse effect on the consolidated financial position or results of operations of Bancorp.

(22) Assets and Liabilities Measured and Reported at Fair Value

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

> Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Authoritative guidance requires maximization of use of observable inputs and minimization of use of unobservable inputs in fair value measurements. Where there exists limited or no observable market data, Bancorp derives its own estimates by generally considering characteristics of the asset/liability, the current economic and competitive environment and other factors. For this reason, results cannot be determined with precision and may not be realized on an actual sale or immediate settlement of the asset or liability.

Bancorp used the following methods and significant assumptions to estimate fair value of each type of financial instrument:

AFS debt securities - Except for Bancorp's U.S Treasury securities, the fair value of AFS debt securities is typically determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). Bancorp's U.S. Treasury securities are based on quoted market prices (Level 1 inputs).

Mortgage loans held for sale - The fair value of mortgage loans held for sale is determined using quoted secondary market prices (Level 2 inputs).

Mortgage banking derivatives – Mortgage banking derivatives used in the ordinary course of business consist primarily of interest rate lock loan commitments and mandatory forward sales contracts. The fair value of the Bancorp's derivative instruments is primarily measured by obtaining pricing from broker-dealers recognized to be market participants. The pricing is derived from observable market inputs that can generally be verified and do not typically involve significant judgement by Bancorp (Level 2 inputs).

Interest rate swap agreements – Interest rate swaps are valued using valuations received from the relevant dealer counterparty. These valuations consider multiple observable market inputs, including interest rate yield curves, time value and volatility factors (Level 2 inputs).

Carrying values of assets measured at fair value on a recurring basis follows:

| December 31, 2022 *(in thousands)* | Fair Value Measurements Using: | | | Total Fair Value |
	Level 1	Level 2	Level 3	
Assets:				
Available for sale debt securities:				
U.S. Treasury and other U.S. Government obligations	$ 115,039	$ —	$ —	$ 115,039
Government sponsored enterprise obligations	—	143,626	—	143,626
Mortgage backed securities - government agencies	—	752,738	—	752,738
Obligations of states and political subdivisions	—	127,599	—	127,599
Other	—	5,615	—	5,615
Total available for sale debt securities	115,039	1,029,578	—	1,144,617
Mortgage loans held for sale	—	2,606	—	2,606
Rate lock loan commitments	—	137	—	137
Mandatory forward contracts	—	47	—	47
Interest rate swaps	—	10,727	—	10,727
Total assets	$ 115,039	$ 1,043,095	$ —	$ 1,158,134
Liabilities:				
Interest rate swaps	$ —	$ 10,737	$ —	$ 10,737

| December 31, 2021 *(in thousands)* | Fair Value Measurements Using: | | | Total Fair Value |
	Level 1	Level 2	Level 3	
Assets:				
Available for sale debt securities:				
U.S. Treasury and other U.S. government obligations	$ 122,501	$ —	$ —	$ 122,501
Government sponsored enterprise obligations	—	135,021	—	135,021
Mortgage backed securities - government agencies	—	846,624	—	846,624
Obligations of states and political subdivisions	—	75,075	—	75,075
Other	—	1,077	—	1,077
Total available for sale debt securities	122,501	1,057,797	—	1,180,298
Interest rate swaps	—	3,148	—	3,148
Total assets	$122,501	$ 1,060,945	$ —	$ 1,183,446
Liabilities:				
Interest rate swaps	$ —	$ 3,162	$ —	$ 3,162

Bancorp had no financial instruments classified within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2022 or 2021. There were no transfers into or out of Level 3 of the fair value hierarchy during 2022 or 2021.

For the securities portfolio, Bancorp monitors the valuation technique used by pricing agencies to ascertain when transfers between levels have occurred. The nature of other assets and liabilities measured at fair value is such that transfers in and out of any level are expected to be rare. For the year ended December 31, 2022, there were no transfers between Levels 1, 2, or 3.

Discussion of assets measured at fair value on a non-recurring basis follows:

Collateral dependent loans – For collateral-dependent loans where Bancorp has determined that the liquidation or foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the estimated fair value of the collateral and the amortized cost basis of the loan as of the measurement date. For real estate loans, fair value of the loan's collateral is determined by third party or internal appraisals, which are then adjusted for the estimated selling and closing costs related to liquidation of the collateral. For this asset class, the actual valuation methods (income, comparable sales, or cost) vary based on the status of the project or property. The unobservable inputs may vary depending on the individual assets with no one of the three methods being the predominant approach. Bancorp reviews the third party appraisal for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 8% to 10% of the appraised value. For non-real estate loans, fair value of the loan's collateral may be determined using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation and management's expertise or knowledge of the client and client's business.

OREO – OREO is primarily comprised of real estate acquired in partial or full satisfaction of loans. OREO is recorded at its estimated fair value less estimated selling and closing costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the ACL. Subsequent changes in fair value are reported as adjustments to the carrying amount and are recorded against earnings. Bancorp obtains the valuation of OREO with material balances from third party appraisers. For this asset class, the actual valuation methods (income, sales comparable, or cost) vary based on the status of the project or property. The unobservable inputs may vary depending on the individual assets with none of the three methods being the predominant approach. Bancorp reviews the appraisal for appropriateness and adjusts the value downward to consider selling and closing costs, which typically range from 8% to 10% of the appraised value.

Below are carrying values of assets measured at fair value on a non-recurring basis:

(in thousands) **December 31, 2022**	**Fair Value Measurement Using:**					**Losses recorded for the year ended December 31, 2022**
	Level 1		**Level 2**		**Level 3**	**Total Fair Value**	
Collateral dependent loans	$ —	$ —	$	20,637	$	20,637	$	303
Other real estate owned	—	—		677		677		—

(in thousands) **December 31, 2021**	**Fair Value Measurement Using:**					**Losses recorded for the year ended December 31, 2021**
	Level 1		**Level 2**		**Level 3**	**Total Fair Value**	
Collateral dependent loans	$ —	$ —	$	4,487	$	4,487	$	891
Other real estate owned	—	—		7,212		7,212		17

(in thousands) **December 31, 2020**	**Fair Value Measurement Using:**					**Losses recorded for the year ended December 31, 2020**
	Level 1		**Level 2**		**Level 3**	**Total Fair Value**	
Collateral dependent loans	$ —	$ —	$	7,546	$	7,546	$	59
Other real estate owned	—	—		281		281		52

There were no liabilities measured at fair value on a non-recurring basis at December 31, 2022 and December 31, 2021.

For Level 3 assets measured at fair value on a non-recurring basis, the significant unobservable inputs used in the fair value measurements are presented below:

(dollars in thousands)	Fair Value		Valuation Technique	Unobservable Inputs	Weighted Average Discount	
	December 31, 2022					
Collateral dependent loans	$	20,637	Appraisal	Appraisal discounts	23.3	%
Other real estate owned		677	Appraisal	Appraisal discounts	65.6	

(dollars in thousands)	Fair Value		Valuation Technique	Unobservable Inputs	Weighted Average Discount	
	December 31, 2021					
Impaired loans - collateral dependent	$	4,487	Appraisal	Appraisal discounts	41.1	%
Other real estate owned		7,212	Appraisal	Appraisal discounts	31.6	

(23) Disclosure of Financial Instruments Not Reported at Fair Value

GAAP requires disclosure of the fair value of financial assets and liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis. The estimated fair values of Bancorp's financial instruments not measured at fair value on a recurring or non-recurring basis follows:

December 31, 2022 *(in thousands)*	Carrying amount	Fair value	Fair Value Measurements Using:		
			Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 167,367	$ 167,367	$ 167,367	$ —	$ —
HTM debt securities	473,217	431,833	—	431,833	—
Federal Home Loan Bank stock	10,928	10,928	—	10,928	—
Loans, net	5,132,387	4,914,770	—	—	4,914,770
Accrued interest receivable	22,157	22,157	22,157	—	—
Liabilities					
Non-interest bearing deposits	$ 1,950,198	$ 1,950,198	$ 1,950,198	$ —	$ —
Transaction deposits	3,968,963	3,968,963	—	3,968,963	—
Time deposits	472,091	459,467	—	459,467	—
Securities sold under agreement to repurchase	133,342	133,342	—	133,342	—
Federal funds purchased	8,789	8,789	—	8,789	—
Subordinated debentures	26,343	26,460	—	26,460	—
FHLB advances	50,000	50,000	—	50,000	—
Accrued interest payable	660	660	660	—	—

December 31, 2021 *(in thousands)*	Carrying amount	Fair value	Fair Value Measurements Using:		
			Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 961,192	$ 961,192	$ 961,192	$ —	$ —
Mortgage loans held for sale	8,614	8,818	—	8,818	—
Federal Home Loan Bank stock	9,376	9,376	—	9,376	—
Loans, net	4,115,405	4,129,091	—	—	4,129,091
Accrued interest receivable	13,745	13,745	13,745	—	—
Liabilities					
Non-interest bearing deposits	$ 1,755,754	$ 1,755,754	$ 1,755,754	$ —	$ —
Transaction deposits	3,597,538	3,597,538	—	3,597,538	—
Time deposits	434,222	433,813	—	433,813	—
Securities sold under agreement to repurchase	75,466	75,466	—	75,466	—
Federal funds purchased	10,374	10,374	—	10,374	—
Accrued interest payable	300	300	300	—	—

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. Because no market exists for a significant portion of Bancorp's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly impact estimates.

(24) Mortgage Banking Activities

Mortgage banking activities primarily include residential mortgage originations and servicing.

Effective March 31, 2022, Bancorp began carrying mortgages originated and intended for sale in the secondary market at fair value, as determined by outstanding commitments from investors. Mortgage loans held for sale as of December 31, 2021 and prior were carried at the lower of cost or market value.

Activity for mortgage loans held for sale, at fair value, was as follows:

Years ended December 31, *(in thousands)*	2022	2021	2020
Balance, beginning of period:	$ 8,614	$ 22,547	$ 8,748
Origination of mortgage loans held for sale	129,193	157,304	258,525
Loans held for sale acquired	3,559	3,071	-
Proceeds from the sale of mortgage loans held for sale	(139,281)	(177,910)	(249,439)
Net gain on sale of mortgage loans held for sale	521	3,602	4,713
Balance, end of period	$ 2,606	$ 8,614	$ 22,547

The following table represents the components of Mortgage banking income:

Years ended December 31, *(in thousands)*	2022	2021	2020
Net gain realized on sale of mortgage loans held for sale	$ 521	$ 3,602	$ 4,713
Net change in fair value recognized on loans held for sale	-	-	-
Net change in fair value recognized on rate lock loan commitments	1,821	-	-
Net change in fair value recognized on forward contracts	(1,102)	-	-
Net gain recognized	1,240	3,602	4,713
Net loan servicing income	4,200	1,448	922
Amortization of mortgage servicing rights	(3,072)	(1,092)	(446)
Change in mortgage servicing rights valuation allowance	-	-	-
Net servicing income recognized	1,128	356	476
Other mortgage banking income	842	766	966
Total mortgage banking income	$ 3,210	$ 4,724	$ 6,155

Activity for capitalized mortgage servicing rights was as follows:

Years ended December 31, *(in thousands)*	2022	2021	2020
Balance, beginning of period	$ 4,528	$ 2,710	$ 1,372
MSRs acquired	12,676	1,662	—
Additions for mortgage loans sold	1,087	1,248	1,784
Amortization	(3,072)	(1,092)	(446)
Impairment	—	—	—
Balance, end of period	$ 15,219	$ 4,528	$ 2,710

MSRs, a component of other assets, are initially recognized at fair value when mortgage loans are sold with servicing retained. The MSRs are amortized in proportion to and over the period of estimated net servicing income, considering appropriate prepayment assumptions. MSRs are evaluated quarterly for impairment by comparing carrying value to fair value. Fair value is based on a valuation model that calculates the PV of estimated net servicing income. The model incorporates assumptions that market participants would use in estimating future net servicing income, such as estimated prepayment speeds and discount rates.

The estimated fair value of MSRs at December 31, 2022 and December 31, 2021 were $26 million and $6 million, respectively. MSRs with an estimated fair value of $13 million and $2 million at the date of acquisition were acquired as part of CB and KB acquisitions, respectively. There was no valuation allowance recorded for MSRs as of December 31, 2022 and December 31, 2021, as fair value exceeded carrying value.

Total outstanding principal balances of loans serviced for others were $2.08 billion and $698 million at December 31, 2022 and December 31, 2021, respectively. Loans serviced for others acquired as part of the CB acquisition totaled $1.48 billion at the date of acquisition.

Mortgage banking derivatives used in the ordinary course of business consist primarily of mandatory forward sales contracts and interest rate lock loan commitments. Mandatory forward contracts represent future loan commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Interest rate lock loan commitments represent commitments to fund loans at a specific rate. These derivatives involve underlying items, such as interest rates, and are designed to transfer risk. Substantially all of these instruments expire within 90 days from the date of issuance. Notional amounts are amounts on which calculations and payments are based, but which do not represent credit exposure, as credit exposure is limited to the amount required to be received or paid.

Mandatory forward contracts also contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, the Bank could potentially incur significant additional costs by replacing the positions at then current market rates. The Bank manages its risk of exposure by limiting counterparties to those banks and institutions deemed appropriate by management. The Bank does not expect any counterparty to default on their obligations and therefore, the Bank does not expect to incur any cost related to counterparty default.

The Bank is exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will decline or increase. To offset this interest rate risk the Bank enters into derivatives, such as mandatory forward contracts to sell loans. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. The objective of this activity is to minimize the exposure to losses on rate lock loan commitments and loans held for sale due to market interest rate fluctuations. The net effect of derivatives on earnings will depend on risk management activities and a variety of other factors, including: market interest rate volatility; the amount of rate lock commitments that close; the ability to fill the forward contracts before expiration; and the time period required to close and sell loans.

The following table includes the notional amounts and fair values of mortgage loans held for sale and mortgage banking derivatives:

(in thousands)	December 31, 2022			
	Notional Amount		Fair Value	
Included in Mortgage loans held for sale:				
Mortgage loans held for sale, at fair value	$	2,548	$	2,606
Included in other assets:				
Rate lock loan commitments	$	5,599	$	137
Mandatory forward contracts		6,581		47

(25) Interest Rate Swaps

Periodically, Bancorp enters into interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value. Because of matching terms of offsetting contracts and collateral provisions mitigating any non-performance risk, changes in fair value subsequent to initial recognition have an insignificant effect on earnings. Exchanges of cash flows related to undesignated interest rate swap agreements were offsetting and therefore had little effect on Bancorp's earnings or cash flows.

Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. Notional amounts are amounts on which calculations, payments and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Bancorp is exposed to credit-related losses in the event of non-performance by counterparties to these agreements. Bancorp mitigates the credit risk of its financial contracts through credit approvals, collateral and monitoring procedures, and does not expect any counterparties to fail their obligations.

Bancorp had outstanding undesignated interest rate swap contracts as follows:

	Receiving				Paying			
(dollars in thousands)	December 31, 2022		December 31, 2021		December 31, 2022		December 31, 2021	
Notional amount	$	132,831	$	123,983	$	132,831	$	123,983
Weighted average maturity (years)		7.1		7.2		7.1		7.2
Fair value	$	10,727	$	3,148	$	10,737	$	3,162

(26) Regulatory Matters

Bancorp and the Bank are subject to capital regulations in accordance with Basel III, as administered by banking regulators. Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of Bancorp's assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings and other factors.

Banking regulators have categorized the Bank as well-capitalized. To meet the definition of well-capitalized, a bank must have a minimum 6.5% Common Equity Tier 1 Risk-Based Capital ratio, 8.0% Tier 1 Risk-Based Capital ratio, 10.0% Total Risk-Based Capital ratio and 5.0% Tier 1 Leverage ratio.

Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, Bancorp and the Bank must hold a 2.5% capital conservation buffer composed of Common Equity Tier 1 Risk-Based Capital above the minimum risk-based capital requirements for the Common Equity Tier 1 Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and Total Risk-Based Capital ratio necessary to be considered adequately-capitalized. At December 31, 2022, the adequately-capitalized minimums, including the capital conservation buffer, were a 7.0% Common Equity Tier 1 Risk-Based Capital ratio, 8.5% Tier 1 Risk-Based Capital ratio and 10.5% Total Risk-Based Capital ratio.

As a result of the CB acquisition, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier 1 Capital. The subordinated note and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. As of December 31, 2022, subordinated notes added through the CB acquisition totaled $26 million.

Bancorp continues to exceed the regulatory requirements for all calculations. Bancorp and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB and the FDIC, in addition to the capital conservation buffer.

The following table sets forth consolidated Bancorp's and the Bank's risk based capital amounts and ratios:

(dollars in thousands) December 31, 2022	Actual		Minimum for adequately capitalized		Minimum for well capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (1)						
Consolidated	$ 762,956	12.54 %	$ 486,841	8.00 %	NA	NA
Bank	732,688	12.08	485,314	8.00	$ 606,643	10.00 %
Common equity tier 1 risk-based capital (1)						
Consolidated	672,045	11.47	273,848	4.50	NA	NA
Bank	667,777	11.01	272,989	4.50	394,318	6.50
Tier 1 risk-based capital (1)						
Consolidated	698,045	11.04	365,131	6.00	NA	NA
Bank	667,777	11.01	363,986	6.00	485,314	8.00
Leverage						
Consolidated	698,045	9.33	299,329	4.00	NA	NA
Bank	667,777	8.95	298,600	4.00	373,250	5.00

(dollars in thousands)	Actual		Minimum for adequately capitalized		Minimum for well capitalized	
December 31, 2021	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total risk-based capital (1)						
Consolidated	$ 596,411	12.79 %	$ 372,929	8.00 %	NA	NA
Bank	577,078	12.42	371,809	8.00	$ 464,761	10.00 %
Common equity tier 1 risk-based capital (1)						
Consolidated	556,590	11.94	209,772	4.50	NA	NA
Bank	537,257	11.56	209,142	4.50	302,095	6.50
Tier 1 risk-based capital (1)						
Consolidated	556,590	11.94	279,696	6.00	NA	NA
Bank	537,257	11.56	278,857	6.00	371,809	8.00
Leverage						
Consolidated	556,590	8.86	251,348	4.00	NA	NA
Bank	537,257	8.57	250,871	4.00	313,588	5.00

(1)   Ratio is computed in relation to risk-weighted assets.

NA – Regulatory framework does not define "well-capitalized" for holding companies.

(27) Stock Yards Bancorp, Inc. (parent company only)

Condensed Balance Sheets

		December 31,		
(in thousands)		**2022**		**2021**
Assets				
Cash on deposit with subsidiary bank	$	8,683	$	3,489
Investment in and receivable from subsidiaries		759,939		658,901
Other assets		18,664		13,917
Total assets	$	787,286	$	676,307
Liabilities and stockholders' equity				
Other liabilities	$	26,854	$	438
Total stockholders' equity		760,432		675,869
Total liabilities and stockholders' equity	$	787,286	$	676,307

Condensed Statements of Income

			Years ended December 31,			
(in thousands)		**2022**		**2021**		**2020**
Income - dividends and interest from subsidiaries	$	45,076	$	62,941	$	18,050
Other income		1		1		1
Less expenses		8,415		7,534		3,909
Income before income taxes and equity in undistributed net income of subsidiary		36,662		55,408		14,142
Income tax benefit		(3,780)		(2,957)		(1,749)
Income before equity in undistributed net income of subsidiary		40,442		58,365		15,891
Equity in undistributed net income of subsidiary		52,852		16,280		42,978
Net income		93,294		74,645		58,869
Less income attributed to non-controlling interest		322		—		—
Net income available to stockholders	$	92,972	$	74,645	$	58,869
Comprehensive income (loss)	$	(14,624)	$	57,964	$	66,933

Condensed Statements of Cash Flows

(in thousands)	Years ended December 31		
	2022	**2021**	**2020**
Operating activities			
Net income available to stockholders	$ 92,972	$ 74,645	$ 58,869
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Equity in undistributed net income of subsidiaries	(52,852)	(16,280)	(42,978)
Decrease (increase) in receivable from subsidiaries	6,812	—	—
Stock compensation expense	4,394	4,565	3,262
Excess tax benefits from stock- based compensation arrangements	(1,713)	(1,482)	(452)
Loss on disposition of LFA	(870)	—	—
Change in other assets	(4,610)	(2,685)	(1,356)
Change in other liabilities	(400)	40	17
Net cash provided by operating activities	43,733	58,803	17,362
Investing activities			
Purchase of AFS equity security	—	(120)	—
Proceeds from disposition of LFA	4,993	—	—
Cash for acquisition	(30,994)	(28,276)	—
Net cash used in investing activities	(26,001)	(28,396)	—
Financing activities			
Repurchase of common stock	(4,533)	(3,618)	(2,265)
Share repurchases related to compensation plans	(272)	(208)	(224)
Subordinated debentures acquired	26,806	—	—
Cash disbursements to non-controlling interest	(322)	—	—
Disposition of LFA	(915)	—	—
Cash dividends paid	(33,302)	(28,198)	(24,481)
Net cash used in financing activities	(12,538)	(32,024)	(26,970)
Net increase (decrease) in cash	5,194	(1,617)	(9,608)
Cash at beginning of year	3,489	5,106	14,714
Cash at end of year	$ 8,683	$ 3,489	$ 5,106

(28) Segments

Bancorp's principal activities include commercial banking and WM&T. Commercial banking provides a full range of loan and deposit products to individual consumers and businesses. Commercial banking also includes Bancorp's mortgage banking and investment products sales activity. WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

Financial information for each business segment reflects that which is specifically identifiable or allocated based on an internal allocation method. Income taxes are allocated based on the effective federal income tax rate adjusted for any tax-exempt activity. All tax-exempt activity and provision have been allocated fully to the commercial banking segment. Measurement of performance of business segments is based on the management structure of Bancorp and is not necessarily comparable with similar information for any other financial institution. Information presented is also not necessarily indicative of the segments' operations if they were independent entities.

The majority of the net assets of Bancorp are involved in the commercial banking segment. As of December 31, 2022, goodwill totaling $194 million was recorded on Bancorp's consolidated balance sheets, of which $172 million is attributed to the commercial banking segment and $22 million is attributed to WM&T. The portion of total goodwill attributed to WM&T relates entirely to the CB acquisition, which generated $67 million in total goodwill. With the exception of goodwill attributed to WM&T through the CB acquisition, assets assigned to WM&T consist primarily of a CLI asset associated with the WM&T business added through the CB acquisition, net premises and equipment and a receivable related to fees earned that have not been collected.

Selected financial information by business segment follows:

As of and for the Year ended December 31, 2022 *(in thousands)*	Commercial Banking	WM&T	Total
Net interest income	$ 232,971	$ 412	$ 233,383
Provision for credit losses	10,257	—	10,257
Wealth management and trust services	—	36,111	36,111
All other non-interest income	53,038	—	53,038
Non-interest expenses	170,348	21,443	191,791
Income before income tax expense	105,404	15,080	120,484
Income tax expense	23,917	3,273	27,190
Net income	81,487	11,807	93,294
Less income attributable to NCI	322	-	322
Net income attributable to stockholders	$ 81,165	$ 11,807	$ 92,972
Total assets	$ 7,459,312	$ 36,949	$ 7,496,261

As of and for the Year ended December 31, 2021 *(in thousands)*	Commercial Banking	WM&T	Total
Net interest income	$ 170,775	$ 299	$ 171,074
Provision for credit losses	(753)	—	(753)
Wealth management and trust services	—	27,613	27,613
All other non-interest income	38,237	—	38,237
Non-interest expenses	128,091	14,189	142,280
Income before income tax expense	81,674	13,723	95,397
Income tax expense	17,774	2,978	20,752
Net income	$ 63,900	$ 10,745	$ 74,645
Total assets	$ 6,641,916	$ 4,109	$ 6,646,025

As of and for the Year ended December 31, 2020 *(in thousands)*	Commercial Banking	WM&T	Total
Net interest income	$ 135,587	$ 334	$ 135,921
Provision for credit losses	18,418	—	18,418
Wealth management and trust services	—	23,406	23,406
All other non-interest income	28,493	—	28,493
Non-interest expenses	88,820	12,839	101,659
Income before income tax expense	56,842	10,901	67,743
Income tax expense	6,508	2,366	8,874
Net income	$ 50,334	$ 8,535	$ 58,869
Total assets	$ 4,604,998	$ 3,631	$ 4,608,629

(29) Quarterly Operating Results (unaudited)

A summary of quarterly operating results follows:

(dollars in thousands except per share data)	2022			
	4th quarter	3rd quarter	2nd quarter	1st quarter
Interest income	$ 75,150	$ 67,410	$ 59,108	$ 49,984
Interest expense	9,887	5,034	2,124	1,224
Net interest income	65,263	62,376	56,984	48,760
Provision for credit losses	3,375	4,803	(200)	2,279
Net interest income after provision	61,888	57,573	57,184	46,481
Non-interest income	23,142	24,864	21,940	19,203
Non-interest expenses	45,946	44,873	44,675	56,297
Income before income taxes	39,084	37,564	34,449	9,387
Income tax expense	9,174	9,024	7,547	1,445
Net income	$ 29,910	$ 28,540	$ 26,902	$ 7,942
Less income attributed to noncontrolling interest	93	85	108	36
Net income available to stockholders	$ 29,817	$ 28,455	$ 26,794	$ 7,906
Basic earnings per share	$ 1.02	$ 0.98	$ 0.92	$ 0.29
Diluted earnings per share	$ 1.01	$ 0.97	$ 0.91	$ 0.29

(dollars in thousands except per share data)	2021			
	4th quarter	3rd quarter	2nd quarter	1st quarter
Interest income	$ 47,508	$ 46,948	$ 43,102	$ 39,518
Interest expense	1,326	1,465	1,518	1,693
Net interest income	46,182	45,483	41,584	37,825
Provision for credit losses	(1,900)	(1,525)	4,147	(1,475)
Net interest income after provision	48,082	47,008	37,437	39,300
Non-interest income	18,604	17,614	15,788	13,844
Non-interest expenses	34,572	34,558	48,177	24,973
Income before income taxes	32,114	30,064	5,048	28,171
Income tax expense	7,525	6,902	864	5,461
Net income	$ 24,589	$ 23,162	$ 4,184	$ 22,710
Basic earnings per share	$ 0.93	$ 0.87	$ 0.17	$ 1.00
Diluted earnings per share	$ 0.92	$ 0.87	$ 0.17	$ 0.99

(dollars in thousands except per share data)	2020			
	4th quarter	3rd quarter	2nd quarter	1st quarter
Interest income	$ 38,339	$ 36,144	$ 36,506	$ 36,882
Interest expense	2,087	2,449	2,978	4,436
Net interest income	36,252	33,695	33,528	32,446
Provision for credit losses	500	4,968	7,025	5,925
Net interest income after provision	35,752	28,727	26,503	26,521
Non-interest income	13,698	13,043	12,622	12,536
Non-interest expenses	29,029	25,646	23,409	23,575
Income before income taxes	20,421	16,124	15,716	15,482
Income tax expense	2,685	1,591	2,348	2,250
Net income	$ 17,736	$ 14,533	$ 13,368	$ 13,232
Basic earnings per share	$ 0.79	$ 0.64	$ 0.59	$ 0.59
Diluted earnings per share	$ 0.78	$ 0.64	$ 0.59	$ 0.58

Note: The sum of EPS of each of the quarter may not equate to the year-to-date amount reported in Bancorp's consolidated financial statements due to rounding.

(30) Revenue from Contracts with Customers

All of Bancorp's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The table below presents Bancorp's sources of non-interest income with items outside the scope of ASC 606 noted as such:

	Year Ended December 31, 2022		
(in thousands)	Commercial	WM&T	Total
Wealth management and trust services	$ —	$ 36,111	$ 36,111
Deposit service charges	8,286	—	8,286
Debit and credit card income	18,623	—	18,623
Treasury management fees	8,590	—	8,590
Mortgage banking income (1)	3,210	—	3,210
Net investment product sales commissions and fees	3,063	—	3,063
Bank owned life insurance (1)	1,597	—	1,597
Gain (loss) on sale of premises and equipment (1)	4,369	—	4,369
Other (2)	5,300	—	5,300
Total non-interest income	$ 53,038	$ 36,111	$ 89,149

	Year Ended December 31, 2021		
(in thousands)	Commercial	WM&T	Total
Wealth management and trust services	$ —	$ 27,613	$ 27,613
Deposit service charges	5,852	—	5,852
Debit and credit card income	13,456	—	13,456
Treasury management fees	6,912	—	6,912
Mortgage banking income (1)	4,724	—	4,724
Net investment product sales commissions and fees	2,553	—	2,553
Bank owned life insurance (1)	914	—	914
Gain (loss) on sale of premises and equipment (1)	(78)	—	(78)
Other (2)	3,904	—	3,904
Total non-interest income	$ 38,237	$ 27,613	$ 65,850

	Year Ended December 31, 2020		
(in thousands)	Commercial	WM&T	Total
Wealth management and trust services	$ —	$ 23,406	$ 23,406
Deposit service charges	4,161	—	4,161
Debit and credit card income	8,480	—	8,480
Treasury management fees	5,407	—	5,407
Mortgage banking income (1)	6,155	—	6,155
Net investment product sales commissions and fees	1,775	—	1,775
Bank owned life insurance (1)	693	—	693
Gain (loss) on sale of premises and equipment (1)	150	—	150
Other (2)	1,672	—	1,672
Total non-interest income	$ 28,493	$ 23,406	$ 51,899

(1) Outside of the scope of ASC 606.

(2) Outside of the scope of ASC 606, with the exception of safe deposit fees which were nominal for all periods.

Bancorp's revenue on the consolidated statement of income is categorized by product type, which effectively depicts how the nature, timing and extent of cash flows are affected by economic factors. Revenue sources within the scope of ASC 606 are discussed below:

Bancorp earns fees from its deposit customers for transaction-based, account management and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payments fees and ACH fees, are recognized at the time the transaction is executed, as that is when the company fulfills the performance obligation. Account management fees are earned over the course of a month and charged in the month in which the services are provided.

Treasury management transaction fees are recognized at the time the transaction is executed, as that is when the company fulfills the performance obligation. Account analysis fees are earned over the course of a month and charged in the month in which the services are provided. Treasury management fees are withdrawn from customers' account balances.

WM&T provides customers fiduciary and investment management services as agreed upon in asset management contracts. The contracts require WM&T to provide a series of distinct services for which fees are earned over time. The contracts are cancellable upon demand with fees typically based upon the asset value of investments. Revenue is accrued and recognized monthly based upon month-end asset values and collected from the customer predominately in the following month except for a small percentage of fees collected quarterly. Incentive compensation related to WM&T activities is considered a cost of obtaining the contract. Contracts between WM&T and customers do not permit performance-based fees and accordingly, none of the fee income earned by WM&T is performance-based. Trust fees receivable were $3.4 million and $2.9 million at December 31, 2022 and December 31, 2021, respectively.

Investment products sales commissions and fees represent the Bank's share of transaction fees and wrap fees resulting from investment services and programs provided through an agent relationship with a third party broker-dealer. Transaction fees are assessed at the time of the transaction. Those fees are collected and recognized on a monthly basis. Trailing fees are based upon market values and are assessed, collected and recognized on a quarterly basis. Because the Bank acts as an agent in arranging the relationship between the customer and third party provider, and does not control the services rendered, investment product sales commissions and fees are reported net of related costs, including nominal incentive compensation, and trading activity charges of $842,000 and $592,000 for the years ended December 31, 2022 and 2021.

Debit and credit card revenue primarily consists of debit and credit card interchange income. Interchange income represents fees assessed within the payment card system for acceptance of card-based transactions. Interchange fees are assessed as the performance obligation is satisfied, which is at the point in time the card transaction is authorized. Revenue is collected and recognized daily through the payment network settlement process.

Bancorp did not establish any contract assets or liabilities as a result of adopting ASC 606, nor were any recognized during the year ended December 31, 2022.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Stock Yards Bancorp, Inc.
Louisville, Kentucky

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stock Yards Bancorp, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowances for Credit Losses

The Company's loan portfolio totaled $5.2 billion as of December 31, 2022 and the associated allowance for credit losses on loans was $73.5 million. The Company's unfunded loan commitments totaled $2.1 billion, with an associated allowance for credit loss of $4.5 million. Together these amounts represent the allowances for credit losses ("ACL"). As discussed in Notes 1 and 5 to the consolidated financial statements, the allowance for credit losses related to loans is a contra-asset valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. As discussed in Notes 1 and 21 to the consolidated financial statements, the allowance for credit losses related to unfunded commitments is a liability account and is included in other liabilities. The amount of each allowance account represented management's best estimate of current expected credit losses on these financial instruments considering all relevant available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument.

In calculating the allowance for credit losses, loans were segmented into pools based upon similar risk characteristics. For each loan pool, management measured expected credit losses over the life of each loan utilizing either a static pool model or a discounted cash flow (DCF) model. The static pool model primarily utilized historical loss rates applied to the estimated remaining life of each pool. The DCF model primarily measures probability of default ("PD") and loss given default ("LGD") with PD and LGD estimated by analyzing internally sourced data related to historical performance of each loan pool over a complete economic cycle. The models were adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period. After the reasonable and supportable forecast period, the forecasted macroeconomic variables were reverted to their historical mean utilizing a rational, systematic basis.

In some cases, management determined that an individual loan exhibited unique risk characteristics which differentiated the loan from other loans with the identified loan pools. In such cases the loans were evaluated for expected credit losses on an individual basis and excluded from the collective evaluation.

Management qualitatively adjusted model results for risk factors that were not considered within the modeling processes but were deemed relevant in assessing the expected credit losses within the loan pools. These qualitative factor adjustments modified management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk.

Auditing management's estimate of the ACL involved a high degree of subjectivity due to the nature of the qualitative factor adjustments included in the allowances for credit losses and complexity due to the implementation of the static pool and DCF models. Management's identification and measurement of the qualitative factor adjustments is highly judgmental and could have a significant effect on the ACL.

How We Addressed the Matter in Our Audit

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the ACL, including the implementation of models and the qualitative factor adjustments of the ACL

- Evaluated and tested the design and operating effectiveness of related controls over the reliability and accuracy of data used to calculate and estimate the various components of the ACL including:

    o Loan data completeness and accuracy

    o Grouping of loans by segment and methodology selection

    o Model inputs utilized including PD, LGD, remaining life and prepayment speed

    o Approval of model assumptions selected

    o Establishment of qualitative factors

    o Loan risk ratings

    o Individually evaluated loans

- Tested the mathematical accuracy of the calculation of the ACL

- Performed reviews of individual credit files to evaluate the reasonableness of loan credit risk ratings

- Tested internally prepared loan reviews to evaluate the reasonableness of loan credit risk ratings

- Tested the completeness and accuracy, including the evaluation of the relevance and reliability, of inputs utilized in the calculation of the ACL

- Evaluated the qualitative adjustments to the ACL including assessing the basis for adjustments and the reasonableness of the significant assumptions

- Tested the reasonableness of specific reserves on individually evaluated loans

- Evaluated credit quality trends in delinquencies, non-accruals, charge-offs and loan risk ratings

- Evaluated the overall reasonableness of the ACL and evaluated trends identified within peer groups

- Tested estimated utilization rate of unfunded loan commitments

Acquisition

As described in Note 3 to the consolidated financial statements, the Company completed the acquisition of Commonwealth Bancshares, Inc. during the year ended December 31, 2022 with an acquisition price of $168 million, including the recognition of $67 million of Goodwill. Management determined that the acquisition qualified as a business and accordingly all identifiable assets and liabilities acquired were valued at fair value as part of the purchase price allocation as of the acquisition date. The identification and valuation of such acquired assets and assumed liabilities required management to exercise significant judgment and consider the use of outside vendors to estimate the fair value allocations.

We identified the acquisition and the valuation of acquired assets and assumed liabilities a critical audit matter. Auditing the acquisition transaction involved a high degree of subjectivity in evaluating management's operational assumptions, fair value estimates, purchase price allocations and assessing the appropriateness of outside vendor valuation models.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

- Obtaining and reviewing executed Plan and Agreement of Merger documents to gain an understanding of the underlying terms of the consummated acquisition

- Obtaining and reviewing management's reconciliation procedures of significant accounts and testing of existence and completion procedures performed and asset/liability identification considerations made

- Testing management's computation of purchase price and determination of goodwill recognized focusing on the completeness and accuracy of the balance sheet acquired and related fair value purchase price allocations made to identified assets acquired and liabilities assumed

- Obtaining and reviewing significant outside vendor valuation estimates and challenging management's review of the appropriateness of the valuations assessed/allocated to assets acquired and liabilities assumed; including but not limited to, testing all critical inputs, including assumptions applied and valuation models utilized by the outside vendors

- Utilization of our Forensics & Valuation Services group to assist with testing and challenging the related fair value purchase price allocations made to identified assets acquired and liabilities assumed

- Reviewing and evaluating the adequacy of the disclosures made in the footnotes of the Corporation's SEC filings

/s/ FORVIS, LLP (Formerly, BKD, LLP)

We have served as the Company's auditor since 2018.

Indianapolis, Indiana
February 24, 2023

Name of Engagement Executive: Ben D. Howard
Federal Employer Identification Number: 44-0160260

Management's Report on Consolidated Financial Statements

The accompanying consolidated financial statements and other financial data were prepared by the management of Stock Yards Bancorp, Inc. (Bancorp), which has the responsibility for the integrity of the information presented. The consolidated financial statements have been prepared in conformity with GAAP and, as such, include amounts that are the best estimates and judgments of management with consideration given to materiality.

Management is further responsible for maintaining a system of internal controls designed to provide reasonable assurance that the books and records reflect the transactions of Bancorp and that its established policies and procedures are carefully followed. Management believes that Bancorp's system, taken as a whole, provides reasonable assurance that transactions are executed in accordance with management's general or specific authorization; transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; access to assets is permitted only in accordance with management's general or specific authorization, and the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Management also seeks to assure the objectivity and integrity of Bancorp's financial data by the careful selection and training of qualified personnel, an internal audit function and organizational arrangements that provide an appropriate division of responsibility.

FORVIS, LLP, the independent registered public accounting firm that audited the consolidated financial statements of Bancorp included in this Annual Report on Form 10-K, has issued a report on Bancorp's internal control over financial reporting as of December 31, 2022. The report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

The Board of Directors provides its oversight role for the consolidated financial statements through the Audit Committee. The Audit Committee meets periodically with management, the internal auditors, and the independent auditors, each on a private basis and as a whole, to review matters relating to financial reporting, the internal control systems, and the scope and results of audit efforts. The internal and independent auditors have unrestricted access to the Audit Committee, with and without the presence of management, to discuss accounting, auditing, and financial reporting matters. The Audit Committee also recommends the appointment of the independent auditors to the Board of Directors, and ultimately has sole authority to appoint or replace the independent auditors.

/s/ James A. Hillebrand
James A. Hillebrand
Chairman and CEO

/s/ T. Clay Stinnett
T. Clay Stinnett
EVP and CFO

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Disclosure Controls and Procedures

Bancorp maintains disclosure controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on their evaluation of Bancorp's disclosure controls and procedures which took place as of December 31, 2022, the Chairman/CEO and CFO believe that these controls and procedures are effective to ensure that Bancorp is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Based on the evaluation of Bancorp's disclosure controls and procedures by the Chairman/CEO and CFO; no changes occurred during the fiscal quarter ended December 31, 2022 in Bancorp's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Bancorp's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Stock Yards Bancorp, Inc. and subsidiary (Bancorp) is responsible for establishing and maintaining adequate internal control over financial reporting. Bancorp's internal control over financial reporting is a process designed under the supervision of Bancorp's Chairman/CEO and CFO, and effected by Bancorp's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. This process includes those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Bancorp;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Bancorp are being made only in accordance with authorizations of management and directors of Bancorp; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Bancorp's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2022, based on the control criteria established in a report entitled *Internal Control – Integrated Framework (2013)*, issued by the COSO. As permitted by SEC guidance, management excluded from its assessment the operations of the Commonwealth Bancshares, Inc. acquisition made during 2022, which is described in Note 3 of the Consolidated Financial Statements. The total assets of the entity acquired in this acquisition represented approximately 18% of the Company's total consolidated assets as of December 31, 2022. Based on such assessment, management has concluded that Bancorp's internal control over financial reporting is effective as of December 31, 2022 based on the specified criteria.

FORVIS, LLP, the independent registered public accounting firm that audited the consolidated financial statements of Bancorp included in this Annual Report on Form 10-K, has also audited Bancorp's internal control over financial reporting as of December 31, 2022. Their report expressed an unqualified opinion on the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2022.

/s/ James A. Hillebrand
James A. Hillebrand
Chairman and CEO

/s/ T. Clay Stinnett
T. Clay Stinnett
EVP and CFO

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Stock Yards Bancorp, Inc.
Louisville, Kentucky

Opinion on the Internal Control Over Financial Reporting

We have audited Stock Yards Bancorp, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and our report February 24, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As described in Management's Report on Internal Control over Financial Reporting, the scope of management's assessment of internal control over financial reporting as of December 31, 2022, has excluded Commonwealth Bancshares, Inc. acquired on March 7, 2022. Commonwealth Bancshares, Inc. represented 18 percent of consolidated total assets as of December 31, 2022.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP (Formerly, BKD, LLP)

Indianapolis, Indiana
February 24, 2023

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding the directors and executive officers of Bancorp is incorporated herein by reference to the discussion under the heading, "*PROPOSAL 1: ELECTION OF DIRECTORS*," in Bancorp's Proxy Statement to be filed with the SEC for the 2023 Annual Meeting of Shareholders ("Proxy Statement").

Information regarding the Audit Committee is incorporated herein by reference to the discussion under the heading, "*BOARD OF DIRECTORS' MEETINGS AND COMMITTEES*" in Bancorp's Proxy Statement.

Information regarding principal occupation of Bancorp directors as of December 31, 2022 follows:

Name of Director	Principal Occupation
Shannon B. Arvin	President and CEO, Keeneland Association
Paul J. Bickel III	President, U.S. Specialties
J. McCauley Brown	Retired Vice President, Brown-Forman Corporation
Allison J. Donovan	Member, Stoll Keenon Ogden Law Firm
David P. Heintzman	Retired CEO, Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company
Carl G. Herde	Vice President/Financial Policy, Kentucky Hospital Association
James A. Hillebrand	Chairman of the Boards and CEO, Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company
Richard A. Lechleiter	President, Catholic Education Foundation of Louisville
Philip S. Poindexter	President, Stock Yards Bank & Trust Company
Stephen M. Priebe	President, Hall Contracting of Kentucky
Edwin S. Saunier	President, Saunier North American, Inc.
John L. Schutte	CEO, GeriMed, Inc.
Kathy C. Thompson	Senior EVP, Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company and Manager of the Bank's WM&T Division
Laura L. Wells	Freelance Journalist

The Board of Directors of Bancorp has adopted a code of ethics for its CEO and financial executives included under Exhibit 14.

The following table lists the names and ages as of December 31, 2022 of all current executive officers of Bancorp and the Bank. Each executive officer is appointed by Bancorp's Board of Directors to serve at the discretion of the Board.

There is no arrangement or understanding between any executive officer or Bancorp or the Bank and any other person(s) pursuant to which he/she was or is to be selected as an officer.

Name and Age of Executive Officer	Position and Offices with Bancorp and/or the Bank
James A. Hillebrand Age 54	Chairman and CEO of Bancorp and SYB
Philip S. Poindexter Age 56	President of Bancorp and SYB; Director of Bancorp and SYB
T. Clay Stinnett Age 49	EVP, Treasurer and CFO of Bancorp and SYB
Michael J. Croce Age 53	EVP and Director of Retail Banking of SYB
William M. Dishman III Age 59	EVP and Chief Risk Officer of SYB
Michael V. Rehm Age 58	EVP and Chief Lending Officer of SYB
Kathy C. Thompson Age 61	Senior EVP and Director of WM&T Division of SYB; Director of Bancorp and SYB

Mr. Hillebrand was elected Chairman of the Board effective January 2021. Prior thereto, he was appointed CEO of Bancorp and SYB in October 2018. Prior thereto, he served as President of Bancorp and SYB since 2008. Prior thereto, he served as EVP and Director of Private Banking of SYB since 2005. From 2000 to 2004, he served as SVP of Private Banking. Mr. Hillebrand joined the Bank in 1996.

Mr. Poindexter was elected to the Board of Directors at the 2022 Annual Meeting. Prior thereto, he was appointed President of Bancorp and SYB in October 2018. Prior thereto, he served as Chief Lending Officer of SYB since 2008. Prior thereto, he served as EVP of SYB and Director of Commercial Banking. Mr. Poindexter joined the Bank in 2004.

Mr. Stinnett was appointed EVP, Treasurer and CFO of Bancorp and SYB in April 2019. Prior thereto, he served as EVP and Chief Strategic Officer of Bancorp and SYB since 2011. Prior thereto, he served as SVP and Chief Strategic Officer of SYB since 2005. Mr. Stinnett joined the Bank in 2000.

Mr. Croce was appointed EVP of SYB and Director of Retail Banking in 2014. Prior thereto, he served as SVP of SYB and Division Manager of Business Banking. Mr. Croce joined the Bank in 2004.

Mr. Dishman joined the Bank as EVP and Chief Risk Officer in 2009.

Mr. Rehm was appointed EVP and Chief Lending Officer of SYB in October 2018. Prior thereto, he served as SVP of SYB and Division Manager of Commercial Lending. Mr. Rehm joined the Bank in 2006.

Ms. Thompson was appointed Senior EVP of Bancorp and SYB in 2006. Prior thereto, she served as EVP of Bancorp and SYB. She joined the Bank in 1992 as Manager of the WM&T Department.

Item 11. Executive Compensation.

The information required by this Item is incorporated herein by reference to the discussion under the heading, "*EXECUTIVE COMPENSATION AND OTHER INFORMATION – REPORT ON EXECUTIVE COMPENSATION*" in Bancorp's Proxy Statement.

Information regarding the Compensation Committee is incorporated herein by reference to the discussion under the heading, "*TRANSACTIONS WITH MANAGEMENT AND OTHERS*" in Bancorp's Proxy Statement. The report of the Compensation Committee shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed soliciting material or subject to Regulation 14A of the Exchange Act or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the discussion under the heading, "*PROPOSAL 1: ELECTION OF DIRECTORS*" in Bancorp's Proxy Statement.

The information required by this item concerning equity compensation plan information is included in the Footnote titled *"Stock Based Compensation"* of the notes to Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the discussion under the headings, *"PROPOSAL 1. ELECTION OF DIRECTORS"* and *"TRANSACTIONS WITH MANAGEMENT AND OTHERS,"* in Bancorp's Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the discussion under the heading "*INDEPENDENT AUDITOR FEES,*" in Bancorp's Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1)   Financial Statements:

Consolidated Balance Sheets – December 31, 2022 and 2021
Consolidated Statements of Income - years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Comprehensive Income - years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Changes in Stockholders' Equity - years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Cash Flows - years ended December 31, 2022, 2021 and 2020
Notes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firms

(a) (2)   Financial Statement Schedules:

Financial statement schedules are omitted because the information is NA.

(a) (3)   Exhibits:

3.1   Second Amended and Restated Articles of Incorporation of S.Y. Bancorp, Inc., filed with the Secretary of State of Kentucky on April 25, 2013. Exhibit 3.1 to Form 8-K filed April 25, 2013, is incorporated by reference herein.

3.2   Articles of Amendment to the Second Amended and Restated Articles of Incorporation to change the name of the company to Stock Yards Bancorp, Inc., filed with the Secretary of State of Kentucky on April 23, 2014. Exhibit 3.1 to Form 8-K filed April 25, 2014, is incorporated by reference herein.

3.3   Articles of Amendment to the Second Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock and adopt majority voting in uncontested director elections, filed with the Secretary of State of Kentucky on April 23, 2015. Exhibit 3.1 to Form 8-K filed April 27, 2015, is incorporated by reference herein.

3.4   Bylaws of Bancorp as currently in effect. Exhibit 3.1 to Form 8-K/A filed October 1, 2018, is incorporated by reference herein.

4.1   Description of Stock Yards Bancorp, Inc. Securities

10.1*   Stock Yards Bank & Trust Company Executive Nonqualified Deferred Compensation Plan (as Amended and Restated in 2009), as filed as Exhibit 10.4 to Form 8-K filed on December 19, 2008, is incorporated by reference herein.

10.2*   Stock Yards Bank & Trust Company Director Nonqualified Deferred Compensation Plan (as Amended and Restated in 2009), as filed as Exhibit 10.3 to Form 8-K filed on December 19, 2008, is incorporated by reference herein.

10.3*   Form of Stock Yards Bank & Trust Company Executive Nonqualified Deferred Compensation Plan Employer Contribution Agreement, as filed as Exhibit 10.3 to Form 8-K filed on October 23, 2006, is incorporated by reference herein.

10.4*   Stock Yards Bank & Trust Company 2009 Restated Senior Officers Security Plan Exhibit 10.1 to Form 8-K filed December 19, 2008, is incorporated by reference herein.

10.5*   Form of Change in Control Severance Agreement (Dishman, Stinnett and Croce), as filed as Exhibit 10.5 to Form 8-K filed January 28, 2010, is incorporated by reference herein.

10.6*   S.Y. Bancorp, Inc. 2005 Stock Incentive Plan, as filed as Exhibit 10.1 to Form 8-K filed May 2, 2005, is incorporated by reference herein.

10.7*   Amendment No. 1 to S. Y. Bancorp, Inc. 2005 Stock Incentive Plan, as filed as Exhibit 10.1 to Form 8-K filed on April 22, 2010, is incorporated by reference herein.

10.8*   Terms of Restricted Stock Program, as filed as Exhibit 10.1 to Form 8-K filed on February 26, 2007, is incorporated by reference herein.

10.9*   Form of Indemnification Agreement between Stock Yards Bank & Trust Company, S.Y. Bancorp, Inc. and each member of the Board of Directors. Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2001, of Bancorp is incorporated by reference herein.

10.10*   Amendment No. 2 to the S. Y. Bancorp, Inc. 2005 Stock Incentive Plan, as filed as Exhibit 10.1 to Form 8-K filed on April 22, 2011, is incorporated by reference herein

10.11*   Form of Annual Cash Incentive Plan, as filed as Exhibit 10.1 to Form 8-K filed on April 26, 2013, is incorporated by reference herein.

10.12*   Amendment No. 3 to the S. Y. Bancorp, Inc. 2005 Stock Incentive Plan, as filed as Exhibit 10.1 to Form 8-K filed on November 22, 2013, is incorporated by reference herein.

10.13*   Amendment No. 1 to the Director Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.2 to Form 8-K filed on November 22, 2013, is incorporated by reference herein.

10.14*   Form of Amended and Restated Change in Control Severance Agreement (for Ja Hillebrand and Kathy Thompson), as filed as Exhibit 10.1 to Form 8-K filed on December 17, 2013, is incorporated by reference herein.

10.15*   Form of Annual Cash Bonus Plan (as amended December 16, 2013), as filed as Exhibit 10.2 to Form 8-K filed on December 17, 2013, is incorporated by reference herein.

10.16*   Form of Restricted Stock Unit Grant Agreement for grants awarded 2014 and later, as filed as Exhibit 10.3 to Form 8-K filed on December 17, 2013, is incorporated by reference herein.

10.17*   Form of Amendment No. 1 to the Stock Yards Bank & Trust Company Executive Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.1 to Form 8-K filed on December 18, 2014, is incorporated by reference herein.

10.18* Form of Amendment No. 2 to the Stock Yards Bank & Trust Company Director Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.2 to Form 8-K filed on December 18, 2014, is incorporated by reference herein.

10.19* Stock Yards Bancorp, Inc. 2015 Omnibus Equity Compensation Plan, as filed as Exhibit 10.1 to Form 8K, on April 27, 2015 is incorporated by reference herein.

10.20* Form of Stock Appreciation Rights Agreement, as filed as Exhibit 10.2 to Form 8-K filed on March 17, 2016, is incorporated by reference herein.

10.21* Form of Performance-Vested Stock Unit Grant Agreement, as filed as Exhibit 10.1 to Form 8-K filed on March 27, 2017, is incorporated by reference herein.

10.22* Amendment No. 1 to the Stock Yards Bancorp 2015 Omnibus Equity Compensation Plan, as filed as Exhibit 10.37 to Form 10-K filed on March 13, 2018, is incorporated by reference herein.

10.23* Amendment No. 2 to the Stock Yards Bancorp 2015 Omnibus Equity Compensation Plan, as filed as Exhibit 10.1 to Form 8-K filed on May 1, 2018, is incorporated by reference herein.

10.24* Executive Transition Agreement by and among David P. Heintzman, Stock Yards Bancorp, Inc., and Stock Yards Bank & Trust Company, as filed as Exhibit 10.1 to Form 8-K filed on May 29, 2018, is incorporated by reference herein.

10.25* Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and Phillip S. Poindexter, as filed as Exhibit 10.2 to Form 8-K filed on May 29, 2018, is incorporated by reference herein.

10.26* Form of Stock Appreciation Rights Grant Agreement, as filed as Exhibit 10.1 to Form 8-K filed on October 5, 2018, is incorporated by reference herein.

10.27* Executive Transition Agreement by and among Nancy B. Davis, Stock Yards Bancorp, Inc., and Stock Yards Bank & Trust Company, as filed as Exhibit 10.1 to Form 8-K filed on November 23, 2018 is incorporated by reference herein.

10.28* Form of Performance–Vested Stock Unit Grant Agreement, as filed as Exhibit 10.1 to Form 8-K filed on March 2, 2020, is incorporated by reference herein.

10.29* Form of Director Restricted Stock Unit Award Agreement, as filed as Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2021, of Bancorp in incorporated by reference herein.

10.30* Amendment No. 2 to the Stock Yard Bank & Trust Company Executive Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 2021, of Bancorp is incorporated by reference herein.

10.31* Form of Performance-Vested Stock Unit Grant Agreement, as filed as Exhibit 10.1 to Form 8-K filed on March 1, 2022, incorporated by reference herein.

14 Code of Ethics for the CEO and Financial Executives

21 Subsidiaries of the Registrant

23.1 Consent of FORVIS, LLP

31.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act by James A Hillebrand

31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act by T. Clay Stinnett

32.1** Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by James A. Hillebrand

32.2** Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by T. Clay Stinnett

101 The following financial statements from the Stock Yards Bancorp, Inc. December 31, 2022 Annual Report on Form 10-K, filed on February 24, 2023, formatted in inline eXtensible Business Reporting Language (XBRL):

    (1) Consolidated Balance Sheets

    (2) Consolidated Statements of Income

    (3) Consolidated Statements of Comprehensive Income

    (4) Consolidated Statements of Changes in Stockholders' Equity

    (5) Consolidated Statements of Cash Flows

    (6) Footnotes to Consolidated Financial Statements

104 The cover page from Stock Yards Bancorp Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline XBRL and contained in Exhibit 101.

* Indicates matters related to executive compensation or other management contracts.

** This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(b)   **Exhibits:**

The exhibits listed in response to Item 15(a) 3 are filed or furnished as part of this report.

(c)   **Financial Statement Schedules:**

None.

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2023	STOCK YARDS BANCORP, INC.
	(Registrant)

By: /s/ James A. Hillebrand
James A. Hillebrand
Chairman and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ James A. Hillebrand	Chairman and CEO	February 24, 2023
James A. Hillebrand	(principal executive officer)	
/s/ Philip S. Poindexter	President and director	February 24, 2023
Philip S. Poindexter		
/s/ T. Clay Stinnett	EVP and CFO	February 24, 2023
T. Clay Stinnett	(principal financial officer	
/s/ Michael B. Newton	SVP and Principal Accounting Officer	February 24, 2023
Michael B. Newton		
/s/ Shannon B. Arvin	Director	February 24, 2023
Shannon B. Arvin		
/s/ Paul J. Bickel	Director	February 24, 2023
Paul J. Bickel		
/s/ J. McCauley Brown	Director	February 24, 2023
J. McCauley Brown		
/s/ Allison J. Donovan	Director	February 24, 2023
Allison J. Donovan		
/s/ David P. Heintzman	Director	February 24, 2023
David P. Heinztman		
/s/ Carl G. Herde	Director	February 24, 2023
Carl G. Herde		
/s/ Richard A. Lechleiter	Director	February 24, 2023
Richard A. Lechleiter		
/s/ Stephen M. Priebe	Director	February 24, 2023
Stephen M. Priebe		
/s/ Edwin S. Saunier	Director	February 24, 2023
Edwin S. Saunier		
/s/ John L. Schutte	Director	February 24, 2023
John L. Schutte		
/s/ Kathy C. Thompson	Senior EVP and Director	February 24, 2023
Kathy C. Thompson		
/s/ Laura L. Wells	Director	February 24, 2023
Laura L. Wells		

EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Stock Yards Bancorp, Inc. ("Stock Yards," "we" or "our") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, no par value per share. The following description of our common stock is a summary of the material terms of our Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation") and our Bylaws (the "Bylaws") and includes all material information with respect to the rights and privileges associated with ownership of our common stock. For a complete description, we refer you to the more detailed provisions of our Articles of Incorporation and Bylaws, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and any applicable provisions of relevant law, including the Kentucky Business Corporation Act and federal laws and regulations governing bank holding companies.

Authorized Capital Stock

Pursuant to our Articles of Incorporation, we have authority to issue up to 40,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock. Our board of directors may issue shares of the preferred stock from time to time, in one or more series, without shareholder approval. The board of directors may determine the preferences, limitations and relative rights, to the extent permitted by Kentucky law, of any class, or series within a class, of preferred stock that it designates. No shares of preferred stock are currently outstanding.

Voting Rights

The holders of our common stock have the right to one vote per share on all matters which require their vote and do not have the right to cumulate votes in the election of directors. Our Articles of Incorporation and Bylaws require majority voting for the election of directors in uncontested elections. This means that the director nominees in an uncontested election for directors must receive a number of votes cast "for" his or her election that exceeds the number of votes cast "against." If the number of nominees exceeds the number of directors to be elected, the directors are elected by a plurality of the votes cast.

Dividend Rights

Holders of our common stock are entitled to receive and share equally in dividends, if, as, and when such dividends are declared by our board of directors out of assets legally available for such purpose, subject to the rights of holders of any class or series of preferred stock which may then be outstanding.

Redemption, Conversion and Preemptive Rights

Shares of our common stock are not redeemable and do not have subscription, conversion or preemptive rights. There are no redemption or sinking fund provisions available to the common stock.

Liquidation Rights

If we liquidate, dissolve or wind up our business, subject to the rights of our creditors and the holders of any outstanding shares of preferred stock having a preference in liquidation, we will distribute our remaining assets to our common shareholders in proportion to the number of shares that each common shareholder holds.

Certain Anti-Takeover Matters

Our Articles of Incorporation and Bylaws contain a number of provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shareholders' shares. These provisions include:

Business Combinations. Our Articles of Incorporation require that, before certain types of business combination transactions involving Stock Yards and a person who beneficially owns 20% or more of the outstanding voting securities of Stock Yards (an "interested shareholder"), may be completed, the proposed transaction must first be recommended by our board of directors and approved by (i) the holders of at least 80% of the voting power of all outstanding voting securities of Stock Yards, voting together as a single class, and (ii) two-thirds of the outstanding voting power of our stock other than the voting securities owned by the interested shareholder who is a party to the transaction, voting together as a single class. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder. These special voting requirements do not apply to a business combination with an interested shareholder if the transaction is either approved by a majority of our directors who are not affiliated with the interested shareholder or the proposed transaction meets certain minimum price requirements specified in the Articles of Incorporation. In addition, Stock Yards is prohibited from engaging in a business combination transaction with an interested shareholder for a period of three years after the date of the transaction or event in which the person became an interested shareholder, unless prior to the time the person became an interested shareholder, a majority of the disinterested members of our board of directors approved either the proposed business combination or the transaction that results in the person becoming an interested shareholder. These provisions of our Articles of Incorporation are intended to deter abusive takeover tactics and to help assure that all shareholders of Stock Yards will be treated equally in a possible acquisition transaction. They may have the effect of encouraging a party or parties interested in acquiring Stock Yards to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if a majority of the directors then in office approve the proposed business combination transaction.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our shareholders. In general, notice must be received by Stock Yards not less than 90 days prior to the first anniversary of the preceding year's annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

Removal of Directors Only for Cause. Our Articles of Incorporation limit the right of its shareholders to remove directors from office to those circumstances meeting the definition of "cause" under the Articles of Incorporation. Cause means a director's participation in any transaction in which his or her financial interests conflict with those of Stock Yards or our shareholders; any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or the participation by the director in any transaction from which he or she derived an improper personal benefit.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to limitations imposed by the Nasdaq Stock Market. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Stock Yards by means of a proxy contest, tender offer, merger or otherwise.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol "SYBT."

Transfer Agent

The transfer agent for our common stock is Computershare Investor Services LLC.

EXHIBIT 14

Code of Ethics for the Chief Executive Officer and Financial Executives

Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company are strongly committed to conducting business with honesty and integrity and in compliance with all applicable laws and regulations. Senior financial officers hold an important position in our corporate governance structure because of their role in balancing, protecting and preserving the interests of all of our stakeholders. This Code of Ethics for the Chief Executive Officer and Financial Executives contains specific principles to which the Chief Executive Officer, President, Chief Financial Officer, Controller and other financial, accounting and treasury officers (the "Financial Officers") are expected to adhere. This Code of Ethics is intended to supplement the general corporate code of conduct.

This code is intended to be our Code of Ethics for Senior Financial Officers pursuant to the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission.

All Financial Officers will:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	Provide our stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

6.	Share knowledge and maintain skills important and relevant to our stakeholders' needs.

7.	Proactively promote ethical behavior as a responsible partner among peers in one's work environment.

8.	Achieve responsible use of and control over all assets and resources employed or entrusted to us.

9.	Report known or suspected violations of this Code in accordance with all applicable rules of procedure.

10.	Be held accountable for adhering to this Code.

11.	Not unduly or fraudulently influence, coerce, manipulate or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of our financial statements or accounting books and records.

We will promptly disclose the nature of any amendment (other than administrative or non-substantive amendments) to or waiver from this Code of Ethics as may be required by applicable rules of the Securities and Exchange Commission and the NASDAQ.

EXHIBIT 21

Stock Yards Bancorp, Inc.
Subsidiaries of the Registrant
As of December 31, 2022

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary
Stock Yards Bank & Trust Company	Kentucky	Stock Yards Bank & Trust Company
SYB Insurance Company, Inc.	Nevada	SYB Insurance Company, Inc.
Commonwealth Statutory Trust III	Delaware	Commonwealth Statutory Trust III
Commonwealth Statutory Trust IV	Delaware	Commonwealth Statutory Trust IV
Commonwealth Statutory Trust V	Delaware	Commonwealth Statutory Trust V

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-128809 and 333-96742), Form S-3 (File No. 033-96744) and Form S-3ASR (File No. 333-261637) of Stock Yards Bancorp, Inc. (the "Company") of our reports dated February 24, 2023, on our audits of the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the years in the three-year period then ended December 31, 2022, which report is included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 24, 2023, on our audit of the internal control over financial reporting of the Company as of December 31, 2022, which report is included in this Annual Report on Form 10-K.

/s/ FORVIS, LLP (Formerly, BKD, LLP)

Indianapolis, Indiana
February 24, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, James A. Hillebrand, certify that:

1. I have reviewed this annual report on Form 10-K of Stock Yards Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023   By: /s/ James A. Hillebrand
                                                      James A. Hillebrand
                                                      Chairman and CEO

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, T. Clay Stinnett, certify that:

1. I have reviewed this annual report on Form 10-K of Stock Yards Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2023   By: /s/ T. Clay Stinnett
                                                  T. Clay Stinnett,
                                                  EVP, Treasurer and CFO

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this annual report of Stock Yards Bancorp, Inc. on Form 10-K for the period ending December 31, 2022 (the "Report"), we, the undersigned, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge and belief: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Stock Yards Bancorp, Inc. as of and for the periods presented in the Report.

Date: February 24, 2023

By: /s/ James A. Hillebrand
       James A. Hillebrand
       Chairman and CEO

A signed original of this written statement required by section 906 has been provided to Stock Yards Bancorp, Inc. and will be retained by Stock Yards Bancorp, Inc. and furnished to the SEC or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this annual report of Stock Yards Bancorp, Inc. on Form 10-K for the period ending December 31, 2022 (the "Report"), we, the undersigned, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge and belief: (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Stock Yards Bancorp, Inc. as of and for the periods presented in the Report.

Date: February 24, 2023

By: /s/ T. Clay Stinnett

T. Clay Stinnett
EVP, Treasurer and CFO

A signed original of this written statement required by section 906 has been provided to Stock Yards Bancorp, Inc. and will be retained by Stock Yards Bancorp, Inc. and furnished to the SEC or its staff upon request.

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Indiana
Ohio
Kentucky
Carmel
Binford
Indianapolis
Plainfield
St. Francis
Columbus
Dayton
70
71
74
65
Evendale
Cincinnati
Florence
Austin
71
75
64
64
Louisville
Simpsonville
Shelbyville
Mt. Washington
Shepherdsville
Bloomfield
Chaplin
Cynthiana
Georgetown
Paris
Lexington-Fayette
Versailles
Nicolasville
Winchester
Richmond
Morehead
Sandy Hook
= STOCK YARDS BANK OFFICE

